    As filed with the Securities and Exchange Commission on March 14, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                --------------
                           KANA COMMUNICATIONS, INC.
            (Exact Name of Registrant as Specified in its Charter)

                                --------------

        Delaware                         7372                             77-0435679
(State of Incorporation)     (Primary Standard Industrial              (I.R.S. Employer
                                 Classification Code)               Identification Number)

         740 Bay Road, Redwood City, California 94063, (650) 298-9280 (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------
                 Michael J. McCloskey, Chief Executive Officer
                           Kana Communications, Inc.
         740 Bay Road, Redwood City, California 94063, (650) 298-9280
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                --------------
                                  Copies to:

         Rod J. Howard, Esq.                         John M. Hession, Esq.
       Warren T. Lazarow, Esq.                      Brian D. Goldstein, Esq.
     David A. Makarechian, Esq.                    Kristie P. Hathaway, Esq.
       Stephen B. Sonne, Esq.                      Tracey R. Greenwald, Esq.
       Megan R. Comport, Esq.                   Testa, Hurwitz & Thibeault, LLP
      Richard A. McCarthy, Esq.                         125 High Street
   Brobeck, Phleger & Harrison LLP                Boston, Massachusetts 02110
Two Embarcadero Place, 2200 Geng Road                    (617) 248-7000
     Palo Alto, California 94303
           (650) 424-0160

                                --------------
  Approximate date of commencement of proposed sale to the public: At the effective time of the merger of a wholly-owned subsidiary of the Registrant with and into Silknet Software, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to the closing of such merger.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Title of Each Class of    Amount to   Proposed Maximum  Proposed Maximum     Amount of
    Securities to be          be        Offering Price  Aggregate Offering  Registration
       Registered        Registered(1)    Per Share          Price(2)            Fee
-----------------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share.......   33,090,590         N/A         $4,515,071,385.00  $1,191,978.85

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Based upon the maximum number of shares of the Registrant's common stock expected to be issued in connection with the merger, calculated as the product of (a) 19,934,090, the aggregate number of shares of Silknet Software, Inc. common stock outstanding on February 3, 2000 and shares issuable pursuant to outstanding options and warrants prior to the date the merger is expected to be consummated and (b) an exchange ratio of 1.66 shares of the Registrant's common stock for each share of Silknet common stock.
(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f)(1) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the Registrant's common stock was calculated as the average of the reported high and low per share prices of Silknet common stock on March 7, 2000 multiplied by the total number of shares of Silknet common stock expected to be exchanged for the shares of the Registrant's common stock registered hereunder.

                                --------------
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                    [KANA COMMUNICATIONS, INC. LETTERHEAD]

                                                                 March   , 2000

Dear Kana Communications, Inc. Stockholders:

    I am writing to you today about the proposed merger of Silknet Software, Inc. and a wholly-owned subsidiary of Kana Communications, Inc. This merger will create a combined company that will be one of the largest to develop, market and support customer communication software products and services for e-Businesses.

    In the merger, Silknet will become a wholly-owned subsidiary of Kana, and each share of Silknet common stock will be exchanged for 1.66 shares of the common stock, par value $0.001 per share, of Kana Communications, Inc. Kana common stock is traded on the Nasdaq National Market under the symbol "KANA." We expect to issue approximately 28.5 million shares of our common stock and to assume 4.58 million common stock options and warrants in the merger. The merger is described more fully in the accompanying joint proxy statement/prospectus.

    You will be asked to vote upon the issuance of shares of Kana common stock pursuant to the merger agreement by and among Kana, Silknet and Pistol Acquisition Corp., a wholly-owned subsidiary of Kana, at a special meeting of
Kana stockholders to be held on April   , 2000 at 10:00 a.m., local time, at
the offices of Brobeck, Phleger & Harrison LLP at Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303. For the merger to go forward, the holders of a majority of the outstanding shares of Kana common stock must approve the issuance of these shares. At the special meeting, you will also be asked to consider and vote upon two additional proposals. The first additional proposal is to increase the number of Kana's authorized common shares in Kana's amended and restated certificate of incorporation. The second additional proposal is to amend Kana's 1999 Stock Incentive Plan to:

  . increase the number of shares of common stock available for issuance under the 1999 plan by an additional 10,000,000 shares;

  . allow option grants and direct stock issuances to be made under the 1999 plan at an exercise or issue price below the fair market value of the shares on the date of grant or issue; and

  . increase the limitation on the maximum number of shares by which the share reserve under the 1999 plan is to increase each year pursuant to the automatic share increase provisions of such plan.

    The proposal to increase the authorized common shares requires the approval of the holders of a majority of the outstanding shares of Kana common stock. The proposal to amend the 1999 plan requires the approval of a majority of the Kana shares present or represented at the special meeting and entitled to vote on such proposal. Only stockholders who hold shares of Kana common stock at the close of business on March 21, 2000 will be entitled to vote at the special meeting.

    All share numbers in the proposals reflect the stock dividend of one share of Kana common stock per share of Kana common stock outstanding, which was paid on February 22, 2000.

    We are very excited by the opportunities we envision for the combined company. Your board of directors has determined that the merger and the issuance of Kana common stock in the merger are fair to and in the best interests of Kana and its stockholders, and unanimously recommends that you approve the issuance of the shares of Kana common stock in connection with the merger. Your board of directors has obtained an opinion from Kana's financial advisor, Goldman, Sachs & Co., to the effect that, at the date of such opinion and based upon and subject to a number of qualifications, assumptions and limitations, the exchange ratio of 1.66 shares of Kana common stock for each outstanding share of Silknet common stock to be received by the Silknet stockholders is fair to Kana from a financial point of view. Holders of Kana common stock are urged to, and should read such opinion in its entirety.

    Your board of directors has also determined that the increase in the number of authorized shares under Kana's Amended and Restated Certificate of Incorporation, and the proposal to amend the 1999 plan, are also in the best interest of Kana and its stockholders, and unanimously recommends that you approve these proposals.

    The accompanying joint proxy statement/prospectus provides detailed information about the two companies and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 14 of the joint proxy statement/prospectus.

    Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card, grant your proxy by telephone or the Internet or attend the special stockholders meeting. To approve the issuance of shares of Kana common stock pursuant to the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. We urge you to vote FOR this proposal, a necessary step in the merger of Kana and Silknet. In addition, to approve the other proposals submitted for your approval, you must vote "FOR" those proposals by following the instructions stated on the enclosed proxy card, and we encourage you to do so.

                                          Sincerely,

                                          Michael J. McCloskey
                                          Chief Executive Officer and Director

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the securities of Kana to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    This joint proxy statement/prospectus is dated March   , 2000, and was
first mailed to Kana stockholders on or about March   , 2000.

                           KANA COMMUNICATIONS, INC.
                                  740 Bay Road
                             Redwood City, CA 94063
                                 (650) 298-9282

                                ---------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          To be held on April   , 2000

                                ---------------

   We will hold a special meeting of stockholders of Kana Communications, Inc.
at 10:00 a.m., local time, on April   , 2000 at the offices of Brobeck, Phleger
& Harrison LLP at Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303.

     1.To consider and vote upon a proposal to approve the issuance of shares of common stock, par value $0.001 per share, of Kana pursuant to the Agreement and Plan of Reorganization dated as of February 6, 2000 by and among Kana, Silknet Software, Inc. and Pistol Acquisition Corp., a wholly-owned subsidiary of Kana, under which Silknet will become a wholly-owned subsidiary of Kana;

     2.To consider and vote upon a proposal to amend our amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 100,000,000 common shares to 1,000,000,000 common shares;

     3.To approve an amendment to the Kana 1999 Stock Incentive Plan which will:

         . increase the number of shares of Kana common stock available for issuance under the 1999 plan by an additional 10,000,000 shares,

         . allow option grants and direct stock issuances to be made under the 1999 plan at an exercise or issue price below the fair market value of the shares on the date of grant or issuance; and

         . increase the limitation on the maximum number of shares by which the share reserve under the 1999 Plan is to increase each year pursuant to the automatic share increase provisions of the plan from 4,000,000 shares to 6,000,000 shares.

     4.To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

   All share numbers in the proposals reflect the stock dividend of one share of Kana common stock per share of Kana common stock outstanding, which was paid on February 22, 2000.

   Your board of directors has determined that the merger and the issuance of shares of Kana common stock in the merger, are fair to and in the best interests of Kana and Kana's stockholders, and unanimously recommends that you vote to approve the issuance of Kana common stock. Your board of directors has also determined that the increase in the number of shares of authorized common stock is in the best interests of Kana and Kana's stockholders and unanimously recommends that you vote in favor of this proposal. In addition, your board of directors has determined that the proposed amendment to the 1999 plan is in the best interests of Kana and Kana's stockholders and unanimously recommends that you vote in favor of this proposal.

   We describe the merger, the proposed amendment to our amended and restated certificate of Incorporation and the proposed amendment to the 1999 plan more fully in the accompanying joint proxy statement/prospectus, which we urge you to read.

   Only Kana stockholders of record at the close of business on March 21, 2000 are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

   Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, or call the toll-free telephone number or use the Internet by following the instructions included with your proxy card, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors

                                          Secretary

Redwood City, California
March  , 2000

                              [SILKNET LETTERHEAD]

                                                                  March   , 2000

Dear Silknet Software, Inc. Stockholders:

    I am writing to you today about our proposed merger with Kana
Communications, Inc. This merger will create a combined company that will be one of the largest to develop, market and support customer communication software products and services for e-Businesses.

    In the merger, each share of Silknet common stock will be exchanged for
1.66 shares of Kana common stock. Kana expects to issue approximately 28.5 million shares of common stock and to assume 4.58 million common stock options and warrants in the merger. Kana common stock is traded on the Nasdaq National
Market under the trading symbol "KANA," and closed at $      per share on
              , 2000. The merger is described more fully in the accompanying joint proxy statement/prospectus.

    You will be asked to vote upon the merger agreement at a special meeting of
Silknet stockholders to be held on April   , 2000 at 10:00 a.m., local time, at
the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower, 20th Floor, Boston, Massachusetts 02110. For the merger to be approved, the holders of a majority of the outstanding shares of Silknet common stock must adopt the merger agreement. Only stockholders who hold shares of Silknet common stock at the close of business on March 21, 2000 will be entitled to vote at the special meeting.

    We are very excited by the opportunities we envision for the combined company. Your board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Silknet and you, and unanimously recommends that you adopt the merger agreement. Your board of directors has obtained an opinion from its independent financial advisor, Credit Suisse First Boston Corporation, to the effect that, as of the date of such opinion and based upon and subject to a number of qualifications, assumptions and limitations, the exchange ratio is fair to Silknet's stockholders, other than Kana, from a financial point of view.

    The accompanying joint proxy statement/prospectus provides detailed information about Kana and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 14 of the joint proxy statement/prospectus.

    Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card, grant your proxy by telephone or the Internet or attend the special stockholders meeting. To adopt the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, it will, in effect, count as a vote against the merger. We urge you to vote FOR this proposal, a necessary step in the merger of Silknet and Kana.

                                          Sincerely,

                                          James C. Wood
                                          President and Chief Executive
                                           Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the securities of Kana to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    This joint proxy statement/prospectus is dated March , 2000, and was first mailed to Silknet stockholders on or about March , 2000.

                             SILKNET SOFTWARE, INC.
                            50 Phillippe Cote Street
                              Manchester, NH 03101
                                 (603) 625-0070

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          To be held on April   , 2000

                               ----------------

    We will hold a special meeting of stockholders of Silknet Software, Inc. at
10:00 a.m., local time, on April   , 2000 in order:

      1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of February 6, 2000 by and among Kana Communications, Inc., Silknet Software, Inc. and Pistol Acquisition Corp., a wholly-owned subsidiary of Kana, under which Silknet will become a wholly-owned subsidiary of Kana, and each outstanding share of Silknet common stock will be converted into the right to receive 1.66 shares of Kana common stock; and

      2. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

    Your board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Silknet and its stockholders, and unanimously recommends that you vote to adopt the merger agreement and approve the merger.

    We describe the merger more fully in the accompanying joint proxy statement/prospectus, which we urge you to read.

    Only Silknet stockholders of record at the close of business on March 21, 2000 are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

    Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, or call the toll-free number or use the Internet by following the instructions enclosed with your proxy, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors


                                          Secretary

Manchester, New Hampshire
March   , 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER....................................

SUMMARY...................................................................   1

SUMMARY HISTORICAL FINANCIAL INFORMATION..................................   9

SUMMARY UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION...  12

RISK FACTORS..............................................................  14
  Risks Related to the Merger.............................................  14
  Risks Related to Kana...................................................  18
  Risks Related to Silknet................................................  31

KANA SPECIAL MEETING......................................................  38
  General.................................................................  38
  Date, Time and Place....................................................  38
  Matters to be Considered at the Special Meeting.........................  38
  Record Date.............................................................  38
  Voting of Proxies.......................................................  38
  Votes Required..........................................................  39
  Quorum; Abstentions and Broker Non-Votes................................  39

SILKNET SPECIAL MEETING...................................................  41
  General.................................................................  41
  Date, Time and Place....................................................  41
  Matters to be Considered at the Special Meeting.........................  41
  Record Date.............................................................  41
  Voting of Proxies.......................................................  41
  Votes Required..........................................................  42
  Quorum; Abstentions and Broker Non-Votes................................  42

THE MERGER................................................................  44
  Background of the Merger................................................  44
  Recommendation of the Kana Board of Directors and Kana's Reasons for the
   Merger.................................................................  46
  Opinion of Kana's Financial Advisor.....................................  48
  Recommendation of the Silknet Board of Directors and Silknet's Reasons
   for the Merger.........................................................  53
  Opinion of Silknet's Financial Advisor..................................  54
  Interests of Silknet's Management in the Merger and Potential Conflicts
   of Interest............................................................  60
  The Merger..............................................................  61
  Closing.................................................................  61
  Conversion of Silknet Stock in the Merger...............................  61
  Silknet Stock Options and Warrants......................................  61
  The Exchange Agent......................................................  62
  Exchange of Silknet Stock Certificates for Kana Stock Certificates......  62
  Transfer of Ownership; Distributions with Respect to Unexchanged
   Shares.................................................................  62
  Representations and Warranties..........................................  62
  Silknet's and Kana's Conduct of Business Before Completion of the
   Merger.................................................................  64
  No Solicitation of Transactions.........................................  66
  Conditions to Completing the Merger.....................................  67

                                                                           Page
                                                                           ----
  Extension, Waiver and Amendment of the Merger Agreement.................  68
  Termination of the Merger Agreement.....................................  68
  Payment of Fees and Expenses............................................  69
  Material Federal Income Tax Considerations..............................  70
  Accounting Treatment....................................................  71
  Stockholders' Dissenters' Rights of Appraisal...........................  71
  Director and Officer Indemnification and Insurance......................  71
  Voting Agreements.......................................................  72
  Stock Option Agreements.................................................  72
  Stand-Off Agreements....................................................  73
  Listing of Kana Common Stock to be Issued in the Merger.................  73
  Restrictions on Sale of Shares By Affiliates of Kana and Silknet........  73
  Management Following the Merger.........................................  73
  Operations Following the Merger.........................................  73

KANA AND SILKNET--UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
 (UNAUDITED)..............................................................  74

DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS.........  79
  Description of Kana Capital Stock.......................................  79
  Comparison of Rights of Kana Stockholders and Silknet Stockholders......  81

OTHER KANA PROPOSALS......................................................  84

MARKET PRICE INFORMATION..................................................  96

INFORMATION ABOUT KANA....................................................  97
  Overview................................................................  97
  Industry Background.....................................................  98
  The Kana Solution.......................................................  99
  The Kana Strategy....................................................... 101
  Products and Services................................................... 102
  Technology.............................................................. 104
  Sales and Marketing..................................................... 105
  Strategic Relationships................................................. 107
  Customers............................................................... 108
  Research and Development................................................ 108
  Competition............................................................. 109
  Intellectual Property................................................... 109
  Employees............................................................... 110
  Facilities.............................................................. 111
  Legal Proceedings....................................................... 111
  Management.............................................................. 112
  Executive Officers and Directors........................................ 112
  Board of Directors and Committees....................................... 116
  Compensation Committee Interlocks and Insider Participation............. 116
  Director Compensation................................................... 116
  Executive Compensation.................................................. 117
  Employment Arrangements, Termination of Employment Arrangements and
   Change in Control Arrangements......................................... 120
  Certain Transactions Of Kana............................................ 123
  Principal Stockholders of Kana.......................................... 124
  Stock Transfer Agent and Registrar...................................... 126
  Selected Consolidated Financial Data.................................... 127


                                                                          Page
                                                                          ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF KANA................................................... 129
  Overview............................................................... 129
  Kana Quarterly Results of Operations................................... 132
  Results of Operations.................................................. 133
  Liquidity and Capital Resources........................................ 137
  Year 2000 Readiness Disclosure......................................... 138
  Quantitative And Qualitative Disclosures About Market Risk............. 140
  Recent Accounting Pronouncements....................................... 140

INFORMATION ABOUT SILKNET................................................ 142
  Business of Silknet.................................................... 142
  Industry Background.................................................... 142
  The Silknet Solution................................................... 143
  The Silknet Strategy................................................... 143
  Products............................................................... 144
  Technology and Product Development..................................... 150
  Customers.............................................................. 151
  Support and Professional Services...................................... 151
  Sales and Marketing.................................................... 151
  Competition............................................................ 152
  Research and Development............................................... 153
  Intellectual Property and Proprietary Rights........................... 154
  Employees.............................................................. 155
  Facilities............................................................. 155
  Legal Proceedings...................................................... 155
  Management Of Silknet.................................................. 156
  Directors, Executive Officers and Other Key Employees.................. 156
  Committees of the Board of Directors................................... 157
  Director Compensation.................................................. 158
  Executive Compensation................................................. 158
  Option Grants in Last Fiscal Year...................................... 159
  Employment Arrangements................................................ 160
  Stock Plans............................................................ 160
  Certain Transactions of Silknet........................................ 163
  Principal Stockholders of Silknet...................................... 166
  Limitation of Liability................................................ 167
  Stock Transfer Agent and Registrar..................................... 167

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF SILKNET................................................ 168
  Overview............................................................... 168
  Results of Operations.................................................. 169
  Liquidity and Capital Resources........................................ 177
  Year 2000 Readiness Disclosure......................................... 178
  Recently Issued Accounting Pronouncements.............................. 178

EXPERTS.................................................................. 179

LEGAL MATTERS............................................................ 179

WHERE YOU CAN FIND MORE INFORMATION...................................... 180

INDEX TO FINANCIAL STATEMENTS............................................ F-1

                                                                        Page
                                                                       ------
 APPENDICES
 APPENDIX I    -- Agreement and Plan of Merger and Reorganization         I-1
 APPENDIX II   -- Form of Kana Stock Voting Agreement                    II-1
 APPENDIX III  -- Form of Silknet Stock Voting Agreement                III-1
 APPENDIX IV   -- Form of Kana Stock Option Agreement                    IV-1
 APPENDIX V    -- Form of Silknet Stock Option Agreement                  V-1
 APPENDIX VI   -- Opinion of Goldman, Sachs & Co., financial advisor
                 to Kana Communications, Inc.                            VI-1
 APPENDIX VII  -- Opinion of Credit Suisse First Boston, financial
                 advisor to Silknet Software, Inc.                      VII-1
 APPENDIX VIII -- Form of Kana Proxy Card                              VIII-1
 APPENDIX IX   -- Form of Silknet Proxy Card                             IX-1
 APPENDIX X    -- Amended and Restated 1999 Stock Incentive Plan of
                 Kana Communications, Inc.                                X-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  What will Silknet stockholders receive in the merger?

A: If the merger is completed, Silknet stockholders will receive 1.66 shares of Kana common stock for each share of Silknet common stock they own.

Q: When do you expect to complete the merger?

A: We are working to complete the merger in the spring of 2000. Because the merger is subject to various conditions, however, we cannot predict the exact timing.

Q: Should Silknet stockholders send in their stock certificates now?

A: No. After we complete the merger, Kana will send instructions to Silknet stockholders explaining how to exchange their shares of Silknet common stock for the appropriate number of shares of Kana common stock.

Q: Should Kana stockholders send in their stock certificates?

A: No. Kana stockholders will continue to own their shares of Kana common stock after the merger and should continue to hold their stock certificates.

Q: How do I vote?

A: Mail your signed proxy card in the enclosed return envelope or grant your proxy by telephone or the Internet as soon as possible so that your shares may be represented at the special stockholders meeting. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: Can I change my vote after mailing my proxy?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of Kana or Silknet, as applicable, before the applicable stockholder meeting, or by attending the stockholder meeting and voting in person.

Q: Who can I call with questions?

A: If you are a Kana stockholder with questions about the merger, please call
   Kana Investor Relations at (650) 298-9282.

   If you are a Silknet stockholder with questions about the merger, please call Silknet Investor Relations at (603) 625-0070.

                                    SUMMARY

    The following summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger.

The Companies

KANA COMMUNICATIONS, INC.
740 Bay Road
Redwood City, CA 94063
(650) 298-9282

    Kana develops, markets and supports customer communication software products and services for e-Businesses. Kana defines e-Businesses as companies that leverage the reach and efficiency of the Internet to enhance their competitive market position, from Internet start-ups to the largest 2,000 companies in the world. Kana's products and services allow these companies to manage high volumes of inbound and outbound e-mail and Website-based communications, while facilitating the delivery of specific and personalized information to each customer. Kana offers products on both a licensed and a hosted basis. Kana's customers include both pure Internet companies and traditional companies seeking to exploit the potential of the Internet.

    Kana's objective is to become the leading provider of online customer communication software products and services for e-Businesses. To achieve this objective, Kana intends to expand its products to enter new markets, increase its global distribution capabilities and partnerships, expand Kana On-Line, its hosted application service, and continue to emphasize customer satisfaction.

    The following is a list of some of Kana's current customers. These customers represented approximately 13.2% of Kana's aggregate revenue in fiscal years 1998 and 1999:


  . American Airlines                   . etoys


  . Ameritrade                          . Gap


  . barnesandnoble.com                  . Kodak


  . Chase Manhattan Bank                . Paine Webber


  . eBay                                . Telstra

SILKNET SOFTWARE, INC.
50 Phillippe Cote Street
Manchester, NH 03101
(603) 625-0070

    Silknet provides electronic customer relationship management software, or eCRM software, that allows companies to offer marketing, sales, e-commerce and support services through a single Web site interface personalized for individual customers. Silknet's products enable a company to deliver these services to its customers over the Web through customer self-service, assisted service or immediate, direct collaboration among that company and its customers, partners, employees and suppliers. These users can choose from a variety of communications media, such as the Web, e-mail and the telephone, to do business with that company. Silknet's software can capture and consolidate data derived from all of these sources and distribute it throughout a company and to its partners to provide a single view of the customer's interaction with that company.

    As Web technology becomes widely adopted, the challenge for business conducted over the Internet is to provide not only e-commerce, but also high quality Web-based marketing, sales and service functions. One of the major concerns specific to online retailers is their relative ineffectiveness in selling to prospective customers, or converting initial customer inquiries to actual sales. Online stores need to incorporate the most effective sales practices of their offline counterparts. As customers increasingly turn to the Web, businesses are making considerable investments to handle the growing volume of online customer interactions and to integrate these interactions with their existing infrastructure. Businesses are seeking solutions such as Silknet's products to coordinate and improve online and offline marketing, sales, e-commerce and customer support services.

    The following is a list of some of Silknet's current customers. These customers represented approximately 63% of Silknet's aggregate revenue in fiscal years 1998 and 1999:

     . 3Com                                 . KPMG LLP

     . Bank of America                      . Microsoft

     . Bell Advanced Communications         . Office Depot

     . Beyond.com                           . priceline.com, Incorporated

     . Cigna                                . Provident Bank

     . cozone.com                           . Sprint PCS

     . e*Trade                              . toysmart.com

     . Inacom

The Merger (See page 44)

    Kana and Silknet have entered into a merger agreement that provides for the merger of Silknet and a newly formed, wholly-owned subsidiary of Kana. As a result, Silknet will become a wholly-owned subsidiary of Kana. Stockholders of Silknet will become stockholders of Kana as a result of the merger, and each share of Silknet common stock will be exchanged for 1.66 shares of Kana common stock. We urge you to read the merger agreement, which is included as Appendix I, carefully and in its entirety.

Stockholder Approvals (See pages 38 and 41)

Kana Stockholders

    For the merger to proceed, the holders of a majority of the shares of Kana common stock entitled to vote and that are present or represented by proxy at the special meeting of Kana's stockholders must approve the issuance of Kana common stock in the merger. Pursuant to separate voting agreements in the form of Appendix II hereto, Kana's directors, executive officers and their affiliates who owned beneficially approximately 52.1% of Kana's common stock outstanding as of February 3, 2000 have agreed to vote all of their shares of Kana common stock for approval of the Kana voting proposal. As a result of these voting agreements, the required Kana stockholder approval for the issuance of Kana common stock in connection with the merger is assured. In addition, Kana stockholders will be asked at the special meeting to approve:

  . an amendment to Kana's amended and restated certificate of incorporation to increase the number of authorized shares of Kana common stock from 100,000,000 to 1,000,000,000; and

  . an amendment to the Kana 1999 Stock Incentive Plan which will:

   . increase the number of shares of Kana common stock available for issuance under the 1999 plan by an additional 10,000,000 shares;

   . allow option grants and direct stock issuances to be made under the 1999 plan at an exercise or issue price below the fair market value of the shares on the date of grant or issuance; and

   . increase the limitation on the maximum number of shares by which the share reserve under the 1999 plan is to increase each year pursuant to the automatic share increase provisions of the plan from 4,000,000 shares to 6,000,000 shares.

    For the amendment to Kana's certificate of incorporation to take effect, holders of a majority of Kana's outstanding common stock must approve the amendment. For the amendment to the Kana 1999 Stock Incentive Plan to take effect, the holders of a majority of Kana's outstanding common stock entitled to vote and that are present or represented by proxy at the special meeting must approve the amendment. Kana stockholders are entitled to cast one vote per share of Kana common stock owned at the close of business on March 21, 2000.

Silknet Stockholders

    For the merger to proceed, the holders of a majority of the outstanding shares of Silknet common stock must adopt the merger agreement. Silknet stockholders are entitled to cast one vote per share of Silknet common stock owned at the close of business on March 21, 2000. Under separate voting agreements in the form attached as Appendix III hereto, Silknet's directors, officers and their affiliates owning beneficially approximately 42.6% of Silknet's common stock outstanding as of February 3, 2000 (excluding any shares issuable upon the exercise of options or warrants) have agreed to vote all of their shares of Silknet common stock for adoption of the merger agreement.

Stock Option Agreements (See page 72)

Kana

    As an inducement to Kana to enter into the merger agreement, Silknet granted Kana the right, under certain circumstances, to purchase a number of shares of newly-issued Silknet common stock equal to 19.9% of Silknet's issued and outstanding shares of common stock as of the date of exercise of the option. The stock option becomes exercisable upon the occurrence of an exercise event and the satisfaction of a number of conditions. The exercise price of the option is $214.87 per share, payable in cash. Kana has the right to require Silknet to repurchase all or part of the option on the Silknet shares at a price higher than the option exercise price. See "The Merger--Stock Option Agreements."

Silknet

    As an inducement to Silknet to enter into the merger agreement, Kana granted Silknet the right, under certain circumstances, to purchase a number of shares of newly-issued Kana common stock equal to 9.9% of Kana's issued and outstanding shares of common stock as of the date of exercise of the option. The option becomes exercisable upon the occurrence of an exercise event and the satisfaction of a number of conditions. The exercise price of the option is $129.44 per share payable in cash. Silknet has the right to require Kana to repurchase all or part of the option or the Kana shares at a price that may be higher than the option exercise price. See "The Merger--Stock Option Agreements."

Recommendations of the Boards of Directors (See pages 46 and 53)

    The Silknet and Kana boards of directors have determined that the merger is in the best interests of their respective stockholders. The Silknet board unanimously recommends that Silknet stockholders vote FOR adoption of the merger agreement, and the Kana board unanimously recommends that Kana stockholders vote FOR issuing the shares of Kana common stock in connection with the merger, the increase in Kana's authorized shares of common stock and the amendment to Kana's 1999 plan.

Opinions of Financial Advisors (See pages 48 and 54)

    In deciding to approve the merger, each of the Silknet and Kana boards of directors considered opinions from their financial advisors, among various other factors described below in "The Merger--Recommendation of the Kana Board of Directors and Kana's Reasons for the Merger," and "The Merger-- Recommendation of the Silknet Board of Directors and Silknet's Reasons for the Merger."

    On February 6, 2000, Goldman, Sachs & Co., Kana's financial advisor, delivered its oral opinion to the Kana board that, as of that date, the exchange ratio was fair from a financial point of view to Kana. Goldman, Sachs & Co. subsequently confirmed its oral opinion by delivery of its written opinion dated February 6, 2000. The full text of the written opinion of Goldman, Sachs & Co., which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix VI. You should read this opinion in its entirety. Goldman, Sachs & Co.'s opinion is directed to the Kana board of directors and addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Kana as of the date of the opinion, and does not constitute a recommendation to any stockholder as to how stockholders should vote on any matter relating to the merger.

    On February 6, 2000, Silknet's financial advisor, Credit Suisse First Boston Corporation, delivered its oral opinion to the Silknet board of directors that, as of that date, the exchange ratio was fair to Silknet's stockholders, other than Kana, from a financial point of view. Credit Suisse First Boston subsequently confirmed its oral opinion by delivery of its written opinion dated February 6, 2000. The full text of Credit Suisse First Boston's written opinion is attached as Appendix VII. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Credit Suisse First Boston's opinion is directed to the Silknet board of directors and does not constitute a recommendation to any stockholder as to how stockholders should vote on any matter relating to the merger.

Interests of Silknet's Management in the Merger and Potential Conflicts of Interest (See page 60)

    When considering the recommendation of the Silknet board, you should be aware that some directors and officers of Silknet have the following interests in the merger that are different from, or in addition to, yours:

  . The executive officers of Silknet have outstanding stock options to purchase an aggregate of 535,650 shares of Silknet common stock. Upon completion of the merger, vesting of the options held by these executive officers will accelerate by one year, and the options will become exercisable with respect to these newly vested shares.

  . Each non-employee member of the Silknet board of directors holds an outstanding option to purchase 10,000 shares of Silknet common stock. Each such option will vest in full at the closing of the merger.

  . In addition, the executive officers of Silknet have employment agreements under which they will be entitled to twelve months of salary continuation payments and accelerated vesting of their outstanding options, including the Silknet options assumed by Kana in the merger, in the event they are not offered employment by Kana in a comparable position and at a comparable salary or their employment is terminated by Kana without just cause within 12 months after the merger. Mr. Wood, Silknet's Chief Executive Officer, has agreed to an amendment to his Silknet employment agreement which provides that the completion of the merger with Kana will not entitle him to any salary continuation payments or accelerated vesting of his option shares under his employment agreement.

  . Kana has agreed to cause the surviving corporation in the merger to indemnify each present and former Silknet officer and director against liabilities arising out of such person's service as an officer or director. The surviving corporation in the merger will maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

  . Kana has agreed that James C. Wood, Chief Executive Officer of Silknet, will join Kana's board of directors following the merger.

    As a result, these directors and officers may be more likely to recommend adoption of the merger agreement than Silknet stockholders generally. See "The Merger--Interests of Silknet's Management in the Merger and Potential Conflicts of Interest."

Conditions to Completing the Merger (See page 67)

    Whether Kana and Silknet complete the merger depends on a number of conditions in addition to Kana stockholders' approval of the issuance of Kana common stock and Silknet stockholders' adoption of the merger agreement. Either Kana or Silknet may choose to complete the merger even though one or more of these conditions has not been satisfied, as long as the law allows them to do so. Kana and Silknet cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. The following conditions, among others, must be satisfied or waived before the merger can be completed:

  . the shares of Kana common stock to be issued in exchange for Silknet common stock must be registered with the SEC under the Securities Act, the registration statement must be effective and the registration statement must not be the subject of any "stop order" or proceedings seeking a "stop order";

  . the representations and warranties of Kana and Silknet in the merger agreement must have been materially true and correct at the date the merger agreement was signed and must be materially true and correct at the time of the merger;

  . Kana and Silknet must perform and comply in all material respects with their respective covenants and agreements in the merger agreement;

  . no event, change, condition or effect that is materially adverse to either company and its subsidiaries, taken as a whole, can occur; and

  . the shares of Kana common stock to be issued in the merger must be authorized for listing on the Nasdaq National Market.

Termination of the Merger Agreement (See page 68)

    Kana and Silknet can agree at any time prior to completing the merger to terminate the merger agreement. Also, either of Kana or Silknet can decide, without the other's consent, to terminate the merger agreement if the merger has not been completed on or before July 31, 2000, or if the other company has breached the merger agreement, or for other reasons.

Termination Fee and Expenses (See page 69)

    Silknet and Kana have each agreed to pay the other company a termination fee of $148,300,000 if the merger agreement terminates under the circumstances that are described on page 68 under "The Merger--Payment of Fees and Expenses." If the termination fee is not promptly paid by the responsible company and, in order to obtain this payment, the other company sues and wins a judgment or settlement for this fee, the responsible company must also pay the other company's costs and expenses (including attorneys' fees and expenses) in connection with the lawsuit plus interest.

No Solicitation of Transactions (See page 66)

    Subject to limited exceptions, the merger agreement prohibits each company from soliciting or participating in discussions with third parties about alternative transactions that may prevent the merger. In addition, each company must provide the other company with information concerning any alternative transactions. Each company must also give five business days' notice before it can terminate the merger agreement to enter into an alternative transaction. The restrictions, however, do not prohibit the boards from taking actions necessary to fulfill their fiduciary duties.

Governmental Approvals and Regulatory Requirements

    Other than compliance with federal and state securities laws applicable to the issuance of Kana common stock in the merger and compliance with the Delaware General Corporation Law, the merger is not subject to federal or state regulatory requirements or governmental approval.

United States Federal Income Tax Consequences of the Merger (See page 70)

    The merger has been structured as a tax-free reorganization for United States federal income tax purposes. If the merger qualifies as a tax-free reorganization, Silknet stockholders generally will not recognize gain or loss for United States federal income tax purposes in the merger. As a condition to completion of the merger, Silknet and Kana must each obtain a legal opinion from outside counsel that the merger constitutes a tax-free reorganization within the meaning of the Internal Revenue Code.

Anticipated Accounting Treatment of the Merger (See page 71)

    The merger will be treated as a purchase for accounting and financial reporting purposes, which means that Silknet will be treated as a separate entity for periods prior to the closing, and thereafter as a wholly-owned subsidiary of Kana. In addition, Kana estimates that it will record on its balance sheet goodwill and identifiable intangible assets of approximately $3.9 billion, which will be amortized over a three-year period following the merger.

Restrictions on the Ability to Sell Kana Stock (See page 73)

    All shares of Kana common stock that Silknet stockholders receive in connection with the merger will be freely transferable unless the holder is considered an "affiliate" of either Kana or Silknet for purposes of the Securities Act. Shares of Kana common stock held by these affiliates may be sold only pursuant to an effective registration statement or an exemption from registration under the Securities Act.

Dissenters' Appraisal Rights

    Under Delaware law, neither Kana nor Silknet stockholders are entitled to dissenters' rights of appraisal in connection with the merger.

Other Kana Proposals (see page 84)

    Kana is also presenting proposals to its stockholders at the Kana special meeting to approve:

  . an amendment to Kana's amended and restated certificate of incorporation to increase the number of authorized shares of Kana common stock from 100,000,000 to 1,000,000,000; and

  . to approve an amendment to the Kana 1999 Stock Incentive Plan which will:

    . increase the number of shares of Kana common stock available for issuance under the 1999 plan by an additional 10,000,000 shares;

    . allow option grants and direct stock issuances to be made under the 1999 plan at an exercise or issue price below the fair market value of the shares on the date of grant or issuance; and

    . increase the limitation on the maximum number of shares by which the share reserve under the 1999 plan is to increase each year pursuant to the automatic share increase provisions of plan from 4,000,000 shares to 6,000,000 shares.

    Approval of the proposal to increase the number of authorized common shares requires the favorable vote of a majority of the outstanding Kana shares. Approval of the proposal to amend the 1999 plan requires the favorable vote of a majority of the Kana shares present or represented at the Special Meeting and entitled to vote on such proposal.

    The Kana board of directors unanimously recommends that Kana stockholders vote to approve the foregoing proposals.

Trademarks

    Kana(R) is a registered trademark, and KANA COMMUNICATIONS and Design(TM) and the Kana logo are trademarks of Kana Communications, Inc.

    Silknet has applied for federal registration of the trademarks "Silknet" and "Silknet" combined with the Silknet logo.

    This joint proxy statement/prospectus contains other trade names, trademarks and service marks of Kana, Silknet and of other companies.

Dividend Information

    Neither Kana nor Silknet has ever paid any cash dividends on its stock, and Kana anticipates that, following the merger, it will continue to retain any earnings for the foreseeable future for use in the operation of its business. On January 10, 2000, Kana declared a stock dividend of one share of common stock per share of common stock outstanding, which was paid on February 22, 2000.

Kana Two-for-One Stock Split

    Unless expressly indicated to the contrary, all references to a specific number of shares of Kana common stock, the price of a share of Kana common stock, or ratios involving either a number of shares or a price per share of Kana common stock give effect to the two-for-one stock split by Kana on February 22, 2000 effected by means of a stock dividend of one share of Kana common stock per share of Kana common stock then outstanding.

Forward-Looking Statements in this Joint Proxy Statement/Prospectus

    This joint proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Kana's and Silknet's financial condition, results of operations and business and the expected impact of the merger on Kana's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 14. You are cautioned not to place undue reliance on these forward looking statements, which reflect the views of Kana's or Silknet's management only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

    The following tables show summary consolidated financial results actually achieved by Kana and Silknet.

    Kana had no significant operations until 1997. Kana derived its historical information from the audited consolidated financial statements of Kana as of December 31, 1997, 1998, and 1999 and for each of the years then ended. Kana's audited consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 are included elsewhere in this joint proxy statement/prospectus. This information should be read in conjunction with the historical consolidated financial statements of Kana and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana."

    The summary financial data set forth below for Silknet should be read in conjunction with Silknet's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Silknet," appearing elsewhere in this joint proxy statement/prospectus. Silknet's statement of operations data for the years ended June 30, 1997, 1998 and 1999 and balance sheet data as of June 30, 1998 and 1999 are derived from, and are qualified by reference to, audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. Silknet's statement of operations data for the six months ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1999 are derived from Silknet's unaudited financial statements appearing elsewhere in this prospectus. Silknet's statement of operations data for the year ended June 30, 1996 and the balance sheet data as of June 30, 1997 are derived from, and are qualified by reference to, audited consolidated financial statements not included in this prospectus. The statement of operations data for the period from March 6, 1995, Silknet's date of inception, to June 30, 1995 and the balance sheet data as of June 30, 1995 and 1996 are derived from unaudited consolidated financial statements not included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of Silknet's management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein.

    The summary historical financial information for both Kana and Silknet reflects the effects of recent acquisitions and non-recurring charges. These historical results are not necessarily indicative of the results to be expected for any future period.

                 KANA SUMMARY HISTORICAL FINANCIAL INFORMATION

                    (In thousands, except per share amounts)

                                                  Year ended December 31,
                                                 ----------------------------
                                                  1997      1998      1999
                                                 -------  --------  ---------
Historical Consolidated Statement of Operations
 Data:
Total revenues.................................. $   617  $  2,347  $  14,064
Gross profit....................................     364     1,627      7,183
Amortization of deferred stock-based
 compensation...................................     113     1,456     80,476
Acquisition related costs.......................     --        --       5,635
Operating loss..................................  (1,610)  (12,828)  (117,999)
Net loss........................................  (1,553)  (12,601)  (118,743)

Basic and diluted net loss per share............ $ (0.38) $  (2.02) $   (4.61)

Shared used in per share computations...........   4,152     6,258     25,772

                                                           As of December 31,
                                                         ----------------------
                                                          1997   1998    1999
                                                         ------ ------- -------
Historical Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments....... $5,594 $14,035 $54,862
Working capital.........................................  5,364  11,833  40,236
Total assets............................................  6,158  16,876  70,229
Notes payable, less current portion.....................     51     726     412
Total stockholders' equity.............................. $5,684 $12,951 $48,500

                SILKNET SUMMARY HISTORICAL FINANCIAL INFORMATION

                    (In thousands, except per share amounts)

                           Period from                                        Six-months
                          March 6, 1995                                     ended December
                           (inception)        Year ended June 30,                 31,
                           to June 30,  ----------------------------------  ----------------
                              1995       1996    1997     1998      1999     1998     1999
                          ------------- ------  -------  -------  --------  -------  -------
                           (unaudited)                                        (unaudited)
Historical Consolidated
 Statement of Operations
 Data:
Total revenue...........     $  --      $  266  $   194  $ 3,727  $ 14,030  $ 5,548  $14,048
Total cost of revenue...        --         141      341    1,386     3,741    1,702    3,770
Gross margin............        --         125     (147)   2,341    10,289    3,846   10,278
Total operating
 expenses...............         61        583    2,653    8,958    21,790    8,439   18,964
Operating loss..........        (61)      (458)  (2,800)  (6,617)  (11,501)  (4,593)  (8,686)
Net loss................        (61)      (465)  (2,859)  (6,496)  (10,820)  (4,414)  (7,307)
Net loss attributable to
 common stockholders....     $  (61)    $ (465) $(3,049) $(7,399) $(12,607) $(5,327) $(7,307)
Basic and diluted net
 loss per share.........     $(0.02)    $(0.18) $ (1.13) $ (2.57) $  (2.44) $ (1.68) $ (0.45)
Shares used in computing
 basic and diluted net
 loss per share.........      2,478      2,551    2,697    2,875     5,176    3,172   16,354

                             As of
                            June 30,         As of June 30,          As of
                          -------------  ------------------------ December 31,
                          1995    1996    1997    1998     1999       1999
                          -----  ------  ------  -------  ------- ------------
                           (unaudited)                             (unaudited)
Historical Consolidated
 Balance Sheet Data:
Cash and cash
 equivalents............. $  17  $   40  $4,795  $10,651  $57,565   $48,211
Working capital
 (deficit)...............   (28)   (102)  4,188   10,036   53,877    45,047
Total assets.............    64     170   5,453   13,763   65,021    61,480
Notes payable............   --      --      319      608      359       156
Total convertible
 preferred stock.........   --      --    7,432   19,107      --        --
Total stockholders'
 equity (deficit)........    19     (34) (2,845)  (8,140)  56,433    50,497

    SUMMARY UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

    The following tables show summary financial results as if Kana and Silknet had been combined as of January 1, 1999.

    The summary pro forma combined financial information is derived from the unaudited pro forma combined condensed financial statements, which give effect to the merger as a purchase and should be read in conjunction with such unaudited pro forma combined financial statements and the notes thereto included in this joint proxy statement/prospectus. Silknet's fiscal year ends on June 30. For purposes of the pro forma data, Kana's consolidated statement of operations for the year ended December 31, 1999 has been combined with Silknet's consolidated statement of operations for the twelve-month period ended December 31, 1999 and Kana's consolidated balance sheet as of December 31, 1999 has been combined with Silknet's consolidated balance sheet as of December 31, 1999.

    The unaudited pro forma combined financial information is based on estimates and assumptions, which are preliminary and have been made solely for purposes of developing such pro forma information. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at January 1, 1999, nor is it necessarily indicative of future operating results or financial position.

    The unaudited pro forma combined financial information should be read in conjunction with the historical consolidated financial statements of Kana and Silknet and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Silknet."

               SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

                    (In thousands, except per share amounts)

                                                                    Year ended
                                                                   December 31,
                                                                       1999
                                                                   ------------
Pro Forma Combined Condensed Statement of Operations Data:
Total revenues.................................................... $    36,594
Gross profit......................................................      23,918
Amortization of goodwill and identifiable intangibles.............   1,309,091
Amortization of deferred stock-based compensation.................      80,773
Acquisition-related costs.........................................       6,296
Operating loss....................................................  (1,442,683)
Net loss..........................................................  (1,441,547)

Basic and diluted net loss per share.............................. $    (31.76)

Shares used in per share computations.............................      45,392

Equivalent basic and diluted net loss per Silknet share........... $    (52.72)
                                                                      As of
                                                                   December 31,
                                                                       1999
                                                                   ------------
Pro Forma Combined Condensed Balance Sheet Data:
Cash, cash equivalents and short-term investments................. $   103,073
Working capital...................................................      66,383
Goodwill and identifiable intangibles.............................   3,927,274
Total assets......................................................   4,058,983
Notes payable, less current portion...............................         435
Total stockholders' equity........................................   4,007,371
                                                                      As of
                                                                   December 31,
                                                                       1999
                                                                   ------------
Pro Forma Book Value Per Share:
Historical Kana................................................... $      0.80
Historical Silknet................................................        2.95
Combined Pro Forma Per Kana Share.................................       44.96
Equivalent Combined Pro Forma Per Silknet Share...................       74.63

    To assist you in understanding the table above, the following methods were used:

  . The equivalent pro forma combined net loss per Silknet share amount is calculated by multiplying the pro forma combined share amounts by the exchange ratio of 1.66 shares of Kana common stock for each share of Silknet common stock.

  . The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at December 31, 1999. The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number shares of Kana common stock outstanding as of December 31, 1999 assuming the merger had occurred as of December 31, 1999. The pro forma equivalent combined book value per Silknet share is calculated by multiplying the pro forma combined book value per Kana share by the exchange ratio of 1.66 shares of Kana common stock for each share of Silknet common stock.

                                  RISK FACTORS

    By voting to adopt the merger agreement, Silknet stockholders will be choosing to invest in Kana common stock. An investment in Kana common stock involves a high degree of risk. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occur, the business and prospects of Silknet or Kana may be seriously harmed. In such case, the trading price of Kana common stock would decline, and you may lose all or part of your investment.

                          Risks Related to the Merger

Silknet stockholders will receive a fixed number of shares of Kana common stock despite changes in market value of Silknet common stock or Kana common stock, and the dollar value of Kana common stock received in the merger may increase or decrease after Silknet stockholders submit their proxies

    Upon the merger's completion, each share of Silknet common stock will be exchanged for 1.66 shares of Kana common stock. There will be no adjustment for changes in the market price of either Silknet common stock or Kana common stock. In addition, neither Silknet nor Kana may terminate the merger agreement or "walk away" from the merger or resolicit the vote of its stockholders solely because of changes in the market price of Kana common stock. Accordingly, the dollar value of Kana common stock that Silknet stockholders will receive upon the merger's completion will depend on the market value of Kana common stock when the merger is completed and may decrease from the date you submit your proxy. The share price of Kana common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. We urge you to obtain recent market quotations for Kana common stock and Silknet common stock. Kana cannot predict or give any assurances as to the market price of Kana common stock at any time before or after the completion of the merger.

Kana and Silknet may not achieve the benefits they expect from the merger

    Kana and Silknet entered into the merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events. Key events include:

  . integrating the operations and personnel of the two companies;

  . offering the existing products and services of each company to the other company's customers; and

  . developing new products and services that use the assets of both companies.

    Kana and Silknet will need to overcome significant issues, however, in order to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful.

    Operations and personnel. Silknet provides electronic customer relationship management software, or eCRM software, that allows companies to offer marketing, sales, e-commerce and support services through a single Web site interface personalized for individual customers. Kana develops, markets and supports customer communication software products and services for e-Businesses, and has very limited experience in Silknet's business. Furthermore, Silknet's principal offices are located in Manchester, New Hampshire, while Kana's principal offices are located in Redwood City, California. There are currently no plans to relocate either of these principal offices. For the merger to be successful, Kana must successfully integrate Silknet's operations and personnel with Kana's operations and personnel, which will be particularly difficult due to the bi-coastal locations. Failure to complete the integration successfully could result in the loss of key personnel and customers.

    Products and Services. Each company initially intends to offer its respective products and services to the customers of the other company. There can be no assurance that either company's customers will have any interest in the other company's products and services. The failure of such cross-marketing efforts would diminish the synergies expected to be realized by this merger.

    In addition, Kana intends after the merger to develop new products and services that combine the assets of both Kana and Silknet. To date, the companies have not thoroughly investigated the obstacles, technological, market-driven or otherwise, to developing and marketing these new products and services in a timely and efficient way. There can be no assurance that Kana will be able to overcome these obstacles, or that there will be a market for new products and services developed by Kana after the merger.

    In general, neither company can offer any assurances that they can be successfully integrated or that the anticipated benefits of the merger can be realized. The failure to do so could have a material adverse effect on the combined company's business, financial condition and operating results or could result in the loss of key personnel. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

The merger could adversely affect combined financial results

    If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Kana's stockholders resulting from the issuance of shares in connection with the merger, Kana's financial results, including earnings per share, could be adversely affected. In addition, Kana expects to record goodwill and intangible assets of approximately $3.9 billion, which will be amortized over a period of three years.

The market price of Kana common stock may decline as a result of the merger

    The market price of Kana common stock may decline as a result of the merger if:

  . the integration of Kana and Silknet is unsuccessful;

  . Kana does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors; or

  . the effect of the merger on Kana's financial results is not consistent with the expectations of financial or industry analysts or investors.

    The market price of the Kana common stock could also decline as a result of factors related to the merger which may currently be unforeseen. A decline in the market price of the Kana common stock could materially and adversely affect Kana's operating results.

Silknet's officers and directors have conflicts of interest that may influence them to recommend the adoption of the merger agreement

    The directors and officers of Silknet participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

  . The executive officers of Silknet have outstanding stock options to purchase an aggregate of 535,650 shares of Silknet common stock. Upon the completion of the merger, vesting of the options held by such executive officers will accelerate by one year, and all of these options will become fully exercisable with respect to these newly vested shares.

  . Each non-employee member of the Silknet board of directors holds an outstanding option to purchase 10,000 shares of Silknet common stock. Each such option will vest in full at the closing of the merger.

  . In addition, the executive officers of Silknet have employment agreements under which they will be entitled to twelve months of salary continuation payments and accelerated vesting of their outstanding options, including the Silknet options assumed by Kana in the merger, in the event they are not offered employment by Kana in a comparable position and at a comparable salary or their employment is terminated by Kana without just cause within 12 months after the merger. Mr. Wood, Silknet's Chief Executive Officer, has agreed to an amendment to his Silknet employment agreement which provides that the completion of the merger with Kana will not entitle him to any salary continuation payments or accelerated vesting of his option shares under his employment agreement.

  . Kana has agreed to cause the surviving corporation in the merger to indemnify each present and former Silknet officer and director against liabilities arising out of such person's services as an officer or director. Kana will cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

  . Kana has agreed that James C. Wood, Chief Executive Officer of Silknet, will be elected to Kana's board of directors following the merger.

    For the above reasons, the directors and officers of Silknet could be more likely to vote to adopt the merger agreement than if they did not hold these interests. Silknet stockholders should consider whether these interests may have influenced these directors and officers to support or recommend adoption of the merger agreement.

Failure to complete the merger could negatively impact Silknet's stock price and future business and operations

    If the merger is not completed for any reason, Silknet may be subject to a number of material risks, including the following:

  . Silknet may be required under limited circumstances to pay Kana a termination fee of up to $148,300,000 and reimburse Kana for expenses incurred to collect that fee;

  . the price of Silknet common stock may decline to the extent that the current market price of Silknet common stock reflects a market assumption that the merger will be completed; and

  . costs incurred by Silknet related to the merger, such as legal and accounting fees and a portion of financial advisor fees, must be paid even if the merger is not completed.

    In addition, Silknet customers, in response to the announcement of the merger, may delay or defer decisions concerning Silknet. Silknet derives a significant portion of its software license revenue each quarter from a small number of relatively large orders. Any delay or deferral in those decisions by Silknet customers could have a material adverse effect on Silknet's business, regardless of whether the merger is ultimately completed. Similarly, current and prospective Silknet employees may experience uncertainty about their future roles with Kana until Kana's strategies with regard to Silknet are announced or executed. This may adversely affect Silknet's ability to attract and retain key management, sales, marketing and technical personnel.

    Further, if the merger is terminated and Silknet's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, Silknet is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Kana. These factors could also adversely affect Silknet's stock price.

The merger may go forward even though material adverse changes result from the announcement of the merger, industry-wide changes and other causes.

    In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between now and the closing. But certain types of changes will not prevent the merger from going forward, even if they would have a material adverse effect on Kana or Silknet. Industry-wide changes, changes affecting the economy as a whole, and changes resulting from the announcement of the merger will not allow either party to walk away from the merger.

    If adverse changes occur but Kana and Silknet must still complete the merger, Kana's stock price may suffer. This in turn may reduce the value of the merger to Kana and Silknet stockholders. While Kana and Silknet might seek to renegotiate the merger in these circumstances, there can be no assurance that Kana and Silknet would in fact do so or that Kana and Silknet would be successful.

After completion of the merger, Kana will compete against both Kana's and Silknet's current competitors, and may face competition from additional companies.

    After the merger, the level of competition encountered by the combined companies of Kana and Silknet may increase. As Kana and Silknet combine and enhance their product lines to offer a more comprehensive e-Business software solution, they will increasingly compete with traditional providers of customer management and communications solutions such as Clarify Inc., Cisco Systems, Inc., Siebel Systems, Inc., and Vantive Corporation. The combined product line may not be sufficient to successfully compete with the product offerings available from these companies, which could slow the growth of the combined company and harm its business.

                             Risks Related to Kana

Because Kana has a limited operating history, there is limited information upon which you can evaluate Kana's business

    Kana is still in the early stages of its development, and Kana's limited operating history makes it difficult to evaluate Kana's business and prospects. Kana was incorporated in July 1996 and first recorded revenue in February 1998. Thus, Kana has a limited operating history upon which you can evaluate its business and prospects. In addition, Kana's operating results include the results of operations of Connectify, Inc., netDialog, Inc. and Business Evolution, Inc., three companies acquired by Kana and accounted for as poolings of interests. Due to Kana's limited operating history, it is difficult or impossible to predict future results of operations. For example, Kana cannot forecast operating expenses based on its historical results because they are limited, and Kana is required to forecast expenses in part on future revenue projections. Moreover, due to Kana's limited operating history, any evaluation of its business and prospects must be made in light of the risks and uncertainties often encountered by early-stage companies in Internet-related markets. Many of these risks are discussed in the subheadings below, and include Kana's ability to:

  . attract more customers;

  . implement its sales, marketing and after-sales service initiatives, both domestically and internationally;

  . execute its product development activities;

  . anticipate and adapt to the changing Internet market;

  . attract, retain and motivate qualified personnel;

  . respond to actions taken by its competitors;

  . continue to build an infrastructure to effectively manage growth and handle any future increased usage; and

  . integrate acquired businesses, technologies, products and services.

    If Kana is unsuccessful in addressing these risks or in executing its business strategy, its business, results of operations and financial condition would be materially and adversely affected.

Kana's quarterly revenues and operating results may fluctuate in future periods and Kana may fail to meet expectations, which may cause the price of Kana's common stock to decline

    Kana's quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter particularly because Kana's products and services are relatively new and Kana's prospects uncertain. If quarterly revenues or operating results fall below the expectations of investors or public market analysts, the price of Kana's common stock could decline substantially. Factors that might cause quarterly fluctuations in Kana's operating results include the factors described in the subheadings below as well as:

  . the evolving and varying demand for customer communication software products and services for e-Businesses, particularly Kana's products and services;

  . costs associated with integrating Kana's recent acquisitions, and costs associated with any future acquisitions;

  . the timing of new releases of Kana's products;

  . the discretionary nature of Kana's customers' purchasing and budgetary cycles;

  . changes in Kana's pricing policies or those of Kana's competitors;

  . the timing of execution of large contracts that materially affect Kana's operating results;

  . the mix of sales channels through which Kana's products and services are sold;

  . the mix of Kana's domestic and international sales;

  . costs related to the customization of Kana's products;

  . Kana's ability to expand its operations, and the amount and timing of expenditures related to this expansion; and

  . global economic conditions, as well as those specific to large enterprises with high e-mail volume.

    Kana also often offers volume-based pricing, which may affect operating margins. Most of Kana's expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, Kana's expense levels are based, in part, on its expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below expectations, Kana could not proportionately reduce operating expenses for that quarter. Therefore, this revenue shortfall would have a disproportionate effect on Kana's expected operating results for that quarter. In addition, because Kana's service revenue is largely correlated with its license revenue, a decline in license revenue could also cause a decline in service revenue in the same quarter or in subsequent quarters.

    Due to the foregoing factors, Kana believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana".

Kana has a history of losses and may not be profitable in the future, which may reduce the trading price of Kana common stock

    Since Kana began operations in 1997, it has incurred substantial operating losses in every quarter. As a result of accumulated operating losses, at December 31, 1999, Kana had an accumulated deficit of approximately $133 million. For the twelve months ended December 31, 1999, Kana had a net loss of approximately $119 million, or 844% of revenues for that period. Since inception, Kana has funded its business primarily through selling its stock, not from cash generated by its business. Kana's growth in recent periods has been from a limited base of customers, and Kana may not be able to sustain these growth rates. Kana expects to continue to increase its operating expenses. As a result, Kana expects to continue to experience losses and negative cash flows, even if sales of its products and services continue to grow, and Kana may not generate sufficient revenues to achieve profitability in the future.

    In addition, as a result of its mergers with Connectify, netDialog and Business Evolution, Kana expects that its losses will increase even more significantly because of additional costs and expenses related to:

  . an increase in the number of employees;

  . an increase in research and development activities;

  . an increase in sales and marketing activities; and

  . assimilation of operations and personnel.

    If Kana does achieve profitability, it may not be able to sustain or increase any profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana".

Kana faces substantial competition and may not be able to compete effectively

    The market for Kana's products and services is intensely competitive, evolving and subject to rapid technological change. Kana expects the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share.

    Kana currently faces competition for its products from systems designed by in-house and third-party development efforts. Kana expects that these systems will continue to be a principal source of competition for the foreseeable future. Kana's competitors include a number of companies offering one or more products for the e-Business communications market, some of which compete directly with Kana's products. For example, Kana's competitors include companies providing stand-alone point solutions, including Annuncio, Inc., AskJeeves, Inc., Brightware, Inc., Digital Impact, Inc., eGain Communications Corp., Inference Corp., Marketfirst, Inc., Live Person, Inc., Mustang Software, Inc., Responsys.com and Servicesoft, Inc. In addition, Kana may compete with companies providing customer management and communications solutions, such as Broadbase, Inc., Clarify Inc. (which was recently acquired by Northern Telecom), E.piphany, Inc., Genesys Telecommunications Laboratories, Inc. (which was recently acquired by Alcatel), Cisco Systems, Inc., Lucent Technologies, Inc., Message Media, Inc., Oracle Corporation, Pivotal Corporation, Siebel Systems, Inc., Silknet Software, Inc. (if the merger is not completed) and Vantive Corporation (which was recently acquired by PeopleSoft, Inc.). Furthermore, Kana may face increased competition should it expand its product line, through acquisition of complementary businesses or otherwise.

    Many of Kana's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than Kana has. In addition, many of Kana's competitors have well-established relationships with Kana's current and potential customers and have extensive knowledge of Kana's industry. Kana may lose potential customers to competitors for various reasons, including the ability or willingness of competitors to offer lower prices and other incentives that Kana cannot match. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Kana also expects that competition will increase as a result of recently-announced industry consolidations, as well as future consolidations.

    Kana may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm its business. See "Information About Kana--Competition".

Kana's failure to consummate its expected sales in any given quarter could dramatically harm its operating results because of the large size of typical orders

    Kana's sales cycle is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which Kana has little or no control. Consequently, if sales expected from a specific customer in a particular quarter are not realized in that quarter, Kana is unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could result in revenues that are lower than expected. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected.

Kana may not be able to forecast its revenues accurately because its products have a long and variable sales cycle

    The long sales cycle for Kana's products may cause license revenue and operating results to vary significantly from period to period. To date, the sales cycle for Kana's products has taken three to 12 months in the United States and longer in foreign countries. Kana's sales cycle has required pre-purchase evaluation by a significant number of individuals in its customers' organizations. Along with third parties that often jointly market Kana's software with Kana, Kana invests significant amounts of time and resources educating and providing information to prospective customers regarding the use and benefits of Kana's products. Many of Kana's customers evaluate Kana's software slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy Kana's products.

Kana's stock price may be highly volatile and could drop, particularly because its business depends on the Internet

    The trading price of Kana's common stock has in the past and is expected to continue in the future to fluctuate widely as a result of a number of factors, many of which are outside Kana's control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology and computer software companies, particularly Internet-related companies, and which have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of Kana common stock.

Difficulties in implementing Kana's products could harm Kana's revenues and margins

    Forecasting Kana's revenues depends upon the timing of implementation of its products. This implementation typically involves working with sophisticated software, computing and communications systems. If Kana experiences difficulties with implementation or does not meet project milestones in a timely manner, Kana could be obligated to devote more customer support, engineering and other resources to a particular project. Some customers may also require Kana to develop customized features or capabilities. If new or existing customers have difficulty deploying Kana's products or require significant amounts of Kana's professional services support or customized features, Kana's revenue recognition could be further delayed and Kana's costs could increase, causing increased variability in Kana's operating results.

Kana's business depends on the acceptance of its products and services, and it is uncertain whether the market will accept Kana's products and services

    Of Kana's total revenue of $14 million for the twelve months ended December 31, 1999, $10.5 million was derived from licenses of products and $3.5 million from related services. Kana is not certain that its target customers will widely adopt and deploy its products and services. Kana's future financial performance will depend on the successful development, introduction and customer acceptance of new and enhanced versions of Kana's products and services. In the future, Kana may not be successful in marketing its products and services or any new or enhanced products.

Kana may be unable to hire and retain the skilled personnel necessary to develop its engineering, professional services and support capabilities in order to continue to grow

    Kana intends to increase its sales, marketing, engineering, professional services and product management personnel over the next 12 months. Competition for these individuals is intense, and Kana may not be able to attract, assimilate or retain highly qualified personnel in the future. Kana's business cannot continue to grow if it cannot attract qualified personnel. Kana's failure to attract and retain the highly trained personnel that are integral to its product development and professional services group, which is the group responsible for implementation and customization of, and technical support for, Kana's products and services, may limit the rate at which Kana can develop and install new products or product enhancements, which would harm its business. Kana will need to increase its staff to support new customers and the expanding needs of its existing customers, without compromising the quality of Kana's customer service. Since Kana's inception, a number of employees have left or have been terminated, and Kana expects to lose more employees in the future. Hiring qualified professional services personnel, as well as sales, marketing, administrative and research and development personnel, is very competitive in Kana's industry, particularly in the San Francisco Bay Area, where Kana is headquartered, due to the limited number of people available with the necessary technical skills. Kana faces greater difficulty attracting these personnel with equity incentives as a public company than it did as a privately held company. See "Information About Kana--Employees".

Kana may face difficulties in hiring and retaining qualified sales personnel to sell its products and services, which could harm Kana's ability to increase its revenues in the future

    Kana's financial success depends to a large degree on the ability of its direct sales force to increase sales to a level required to adequately fund marketing and product development activities. Therefore, Kana's ability to increase revenues in the future depends considerably upon its success in recruiting, training and retaining additional direct sales personnel and the success of the direct sales force. Also, it may take a new salesperson a number of months before he or she becomes a productive member of Kana's sales force. Kana's business will be harmed if it fails to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than Kana anticipates. See "Information About Kana--Employees".

Loss of Kana's Chief Executive Officer or any of Kana's executive officers could harm Kana's business

    Kana's future success depends to a significant degree on the skills, experience and efforts of Kana's senior management. In particular, Kana depends upon the continued services of Michael J. McCloskey, its Chief Executive Officer. The loss of the services of Mr. McCloskey or any of Kana's executive officers could harm Kana's business and operations. In addition, Kana has not obtained life insurance benefiting Kana on any of its key employees or entered into employment agreements with its key employees. If any of Kana's key employees left or was seriously injured and unable to work and Kana was unable to find a qualified replacement, Kana's business could be harmed.

A failure to manage Kana's internal operating and financial functions could lead to inefficiencies in conducting its business and subject Kana to increased expenses

    Kana's ability to offer its products and services successfully in a rapidly evolving market requires an effective planning and management process. Kana has limited experience in managing rapid growth. Kana is experiencing a period of growth that is placing a significant strain on its managerial, financial and personnel resources. Kana's business will suffer if this growth continues and Kana fails to manage it successfully. On December 31, 1999, Kana had a total of 363 full-time employees compared to 109 on December 31, 1998. Kana expects to continue to hire new employees at a rapid pace. For example, Kana added 182 employees between July 1, 1999 and December 31, 1999, which number excludes 118 new employees who joined Kana as a result of the Connectify, netDialog and Business Evolution mergers. Completion of the merger with Silknet is expected to result in approximately 300 new employees joining Kana. Moreover, Kana will need to assimilate substantially all of these companies' operations into its operations. The rate of Kana's recent growth has made management of that growth more difficult. Any additional growth will further strain Kana's management, financial, personnel, internal training and other resources. To manage any future growth effectively, Kana must improve its financial and accounting systems, controls, reporting systems and procedures, integrate new personnel and manage expanded operations. Any failure to do so could negatively affect the quality of Kana's products, Kana's ability to respond to its customers and retain key personnel, and Kana's business in general.

The integration of Kana's new Vice President of Human Resources, Vice President for Kana On-Line, Vice President of eBusiness Services and Vice President of Realtime into its management team may interfere with its operations

    Kana has recently hired a number of new officers, including a Vice President of Human Resources, Vice President for Kana On-Line, Vice President of eBusiness Services and Vice President of Realtime, each of whom has been with Kana for less than six months. Completion of the merger with Silknet is expected to result in additional officers joining Kana's management team. To integrate into Kana, these individuals must spend a significant amount of time learning Kana's business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to Kana's ongoing operations.

Kana has completed three mergers in the past eight months, and those mergers may result in disruptions to its business and management due to difficulties in assimilating personnel and operations

    Kana may not realize the benefits from the significant mergers it has completed. In August 1999, Kana acquired Connectify, and in December 1999, Kana acquired netDialog and Business Evolution. Kana may not be able to successfully assimilate the additional personnel, operations, acquired technology and products into its business. In particular, Kana will need to assimilate and retain key professional services, engineering and marketing personnel. This is particularly difficult with Business Evolution, since it is located on the east coast and Kana is headquartered on the west coast. Key personnel from the acquired companies have in certain instances decided, and they may in the future decide, that they do not want to work for Kana. In addition, products of these companies will have to be integrated into Kana's products, and it is uncertain whether Kana may accomplish this easily or at all. These difficulties could disrupt Kana's ongoing business, distract management and employees or increase expenses. Acquisitions are inherently risky and Kana may also face unexpected costs, which may adversely affect operating results in any quarter.

If Kana acquires additional companies, products or technologies, it may face risks similar to those faced in its other mergers

    If Kana is presented with appropriate opportunities, Kana intends to make other investments in complementary companies, products or technologies. Kana may not realize the anticipated benefits of any other acquisition or investment. If Kana acquires another company, it will likely face the same risks, uncertainties and disruptions as discussed above with respect to its other mergers. Furthermore, Kana may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to Kana or Kana's existing stockholders. In addition, Kana's profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

Delays in the development of new products or enhancements to existing products would hurt Kana's sales and damage its reputation

    To be competitive, Kana must develop and introduce on a timely basis new products and product enhancements for companies with significant e-Business customer interactions needs. Any failure to do so could harm Kana's business. If Kana experiences product delays in the future, it may face:

  . customer dissatisfaction;

  . cancellation of orders and license agreements;

  . negative publicity;

  . loss of revenues;

  . slower market acceptance; and

  . legal action by customers.

    In the future, Kana's efforts to remedy this situation may not be successful and Kana may lose customers as a result. Delays in bringing to market new products or their enhancements, or the existence of defects in new products or their enhancements, could be exploited by Kana's competitors. If Kana were to lose market share as a result of lapses in its product management, Kana's business would suffer.

Technical problems with either Kana's internal or outsourced computer and communications systems could interrupt Kana's Kana On-Line service

    The success of the Kana On-Line service depends on the efficient and uninterrupted operation of its own and outsourced computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar adverse events. Kana has entered into an Internet-hosting agreement with Exodus Communications, Inc. to maintain all of the Kana On-Line servers at Exodus' data center in Santa Clara, California. Kana's operations depend on Exodus' ability to protect its and Kana's systems in Exodus' data center against damage or interruption. Exodus does not guarantee that Kana's Internet access will be uninterrupted, error-free or secure. Kana has no formal disaster recovery plan in the event of damage or interruption, and its insurance policies may not adequately compensate Kana for any losses that it may incur. Any system failure that causes an interruption in Kana's service or a decrease in responsiveness could harm Kana's relationships with customers and result in reduced revenues. See "Information About Kana--Products and Services--Kana On-Line".

If Kana fails to build skills necessary to sell its Kana On-Line service, Kana will lose revenue opportunities and its sales will suffer

    The skills necessary to market and sell Kana On-Line are different from those relating to Kana's software products. Kana licenses its software products for a fixed fee based on the number of concurrent users and the optional applications purchased. Kana licenses Kana On-Line based on a fixed fee for installation, configuration and training, and a variable monthly component depending on actual customer usage. Kana's sales force sells both Kana's software products and Kana On-Line. Because different skills are necessary to sell Kana On-Line as compared to selling software products, Kana's sales and marketing groups may not be able to maintain or increase the level of sales of either Kana On-Line or Kana's software products.

Kana's pending patents may never be issued and, even if issued, may provide little protection

    Kana's success and ability to compete depend to a significant degree upon the protection of its software and other proprietary technology rights. Kana regards the protection of patentable inventions as important to its future opportunities. Kana currently has seven U.S. patent applications pending relating to its software. However, none of Kana's technology is patented outside of the United States, although Kana has filed three international patent applications corresponding to three of Kana's U.S. patent applications. It is possible that:

  . Kana's pending patent applications may not result in the issuance of patents;

  . any patents issued may not be broad enough to protect Kana's proprietary rights;

  . any issued patent could be successfully challenged by one or more third parties, which could result in Kana's loss of the right to prevent others from exploiting the inventions claimed in those patents;

  . current and future competitors may independently develop similar technology, duplicate Kana's products or design around any of Kana's patents; and

  . effective patent protection may not be available in every country in which Kana does business.

See "Information About Kana--Intellectual Property".

Kana relies upon trademarks, copyrights and trade secrets to protect its proprietary rights, which may not be sufficient to protect its intellectual property

    Kana also relies on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. In the United States, Kana currently has a registered trademark, "Kana", and seven pending trademark applications, including trademark applications for its logo and "KANA COMMUNICATIONS and Design". Although none of its trademarks is registered outside of the United States, Kana has trademark applications pending in Australia, Canada, the European Union, India, Japan, South Korea and Taiwan. Moreover, despite the precautions that Kana has taken:

  . laws and contractual restrictions may not be sufficient to prevent misappropriation of its technology or deter others from developing similar technologies;

  . current federal laws that prohibit software copying provide only limited protection from software "pirates", and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

  . other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of Kana's marks; and

  . policing unauthorized use of Kana's products and trademarks is difficult, expensive and time-consuming, and Kana may be unable to determine the extent of this unauthorized use.

    Also, the laws of other countries in which Kana markets its products may offer little or no effective protection of Kana's proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of Kana's proprietary technology could enable third parties to benefit from Kana's technology without paying Kana for it, which would significantly harm Kana's business. See "Information About Kana--Intellectual Property".

Kana may become involved in litigation over proprietary rights, which could be costly and time consuming, and Genesys Telecommunications Laboratories, Inc. has filed an infringement suit against Kana

    Substantial litigation regarding intellectual property rights exists in Kana's industry. Kana expects that software in its industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents upon which Kana's products or technology infringe. Any of these third parties might make a claim of infringement against Kana. Many of Kana's software license agreements require Kana to indemnify its customers from any claim or finding of intellectual property infringement. Any litigation, brought by Kana or others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which Kana is accused of infringement might cause product shipment delays, require Kana to develop non-infringing technology or require Kana to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement were made against Kana and it could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, Kana's business could be significantly harmed. See "Information About Kana--Intellectual Property".

    On October 8, 1999, Genesys Telecommunications Laboratories, Inc. filed a complaint against Kana in the United States District Court for the District of Delaware. Genesys alleges that Kana's Customer Messaging System 3.0 infringes one or more claims of a Genesys patent. Genesys is seeking relief in the forms of an injunction, damages, punitive damages, attorneys' fees, costs and pre- and post-judgment interest. The litigation is currently in its early stages and Kana has not received material information or documentation. Kana intends to fight this claim vigorously and does not expect it to materially impact its results from operations. Kana is not currently a party to any other material legal proceedings.

Kana may face higher costs and lost sales if its software contains errors

    Kana faces the possibility of higher costs as a result of the complexity of its products and the potential for undetected errors. Due to the mission-critical nature of Kana's products and services, undetected errors are of particular concern. Kana has only a few "beta" customers that test new features and functionality of its software before Kana makes these features and functionalities generally available to its customers. If Kana's software contains undetected errors or Kana fails to meet customers' expectations in a timely manner, Kana could experience:

  . loss of or delay in revenues expected from the new product and an immediate and significant loss of market share;

  . loss of existing customers that upgrade to the new product and of new customers;

  .  failure to achieve market acceptance;

  .  diversion of development resources;

  .  injury to its reputation;

  .  increased service and warranty costs;

  .  legal actions by customers; and

  .  increased insurance costs.

Kana may face liability claims that could result in unexpected costs and damage to its reputation

    Kana's licenses with customers generally contain provisions designed to limit Kana's exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, Kana's license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to Kana for the product or service giving rise to the damages. However, these contractual limitations on liability may not be enforceable and Kana may be subject to claims based on errors in its software or mistakes in performing its services including claims relating to damages to its customers' internal systems. A product liability claim, whether or not successful, could harm Kana's business by increasing its costs, damaging its reputation and distracting its management.

Kana intends to expand its international operations, which could divert management attention and present financial issues

    Kana's international operations are located in the United Kingdom, Australia, Holland and Germany and, to date, have been limited. Kana plans to expand its existing international operations and establish additional facilities in other parts of the world. Kana may face difficulties in accomplishing this expansion, including finding adequate staffing and management resources for its international operations. The expansion of Kana's existing international operations and entry into additional international markets will require significant management attention and financial resources. In addition, in order to expand its international sales operations, Kana will need to, among other things:

  . expand its international sales channel management and support organizations;

  .  customize its products for local markets; and

  . develop relationships with international service providers and additional distributors and system integrators.

    Kana's investments in establishing facilities in other countries may not produce desired levels of revenues. Even if Kana is able to expand its international operations successfully, Kana may not be able to maintain or increase international market demand for its products. In addition, Kana has only licensed its products internationally since January 1999 and has limited experience in developing localized versions of its software and marketing and distributing them internationally. Localizing Kana's products may take longer than Kana anticipates due to difficulties in translation and delays Kana may experience in recruiting and training international staff.

Kana's growth could be limited if it fails to execute its plan to expand internationally

    For the twelve month periods ended December 31, 1999 and December 31, 1998, Kana derived approximately 10% and 0%, respectively, of its total revenues from sales outside North America. Kana has established offices in the United Kingdom, Australia and Germany. As of December 31, 1999 Kana had 7 sales persons in its international offices. As a result, Kana faces risks from doing business on an international basis, any of which could impair its internal revenues. Kana could, in the future, encounter greater difficulty in accounts receivable collection, longer sales cycles and collection periods or seasonal reductions in business activity. In addition, Kana's international operations could cause its average tax rate to increase. Any of these events could harm Kana's international sales and results of operations.

International laws and regulations may expose Kana to potential costs and litigation

    Kana's international operations will increase its exposure to international laws and regulations. If Kana cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, it could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate Kana's products and services or levy sales or other taxes relating to Kana's activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult for Kana to conduct its business. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of Kana's products and services, could negatively impact Kana's results of operations.

Kana may suffer foreign exchange rate losses

    Kana's international revenues are denominated in local currency. Therefore, a weakening of other currencies versus the U.S. dollar could make Kana's products less competitive in foreign markets. Kana does not currently engage in currency hedging activities. Kana has not yet but may in the future experience foreign currency translation losses, especially to the extent that it does not engage in hedging.

Kana's prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect its ability to pursue future growth

    Kana may need to raise additional funds to develop or enhance its products or services, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. Kana does not have a long enough operating history to know with certainty whether its existing cash and expected revenues will be sufficient to finance its anticipated growth. Additional financing may not be available on terms that are acceptable to Kana. If Kana raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of Kana's current stockholders. If adequate funds are not available on acceptable terms, Kana's ability to fund its expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

Kana's executive officers and directors can exercise significant influence over stockholder voting matters

    After the merger, Kana's executive officers and directors, and their affiliates will together control approximately 37% of Kana's outstanding common stock. As a result, these stockholders, if they act together, will have a significant impact on all matters requiring approval of Kana's stockholders, including the election of directors and significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control of Kana, could deprive Kana's stockholders of an opportunity to receive a premium for their common stock as part of a sale of Kana or its assets and might affect the market price of Kana common stock.

Kana has adopted anti-takeover defenses that could delay or prevent an acquisition of Kana

    Kana's board of directors has the authority to issue up to 5,000,000 shares of preferred stock. Moreover, without any further vote or action on the part of the stockholders, the board of directors has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide Kana with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of Kana's outstanding voting stock. Kana currently has no plans to issue preferred stock.

    Kana's certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase Kana. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Kana. Furthermore, Kana's board of directors is divided into three classes, only one of which is elected each year. Directors are removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of Kana. See "Description of Capital Stock and Comparison of Stockholder Rights--Description of Kana Capital Stock".

Kana's failure to manage multiple technologies and technological change could harm its future product demand

    Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render Kana's products obsolete. The market for e-Business customer communication software is characterized by:

  .  rapid technological change;

  .  frequent new product introductions;

  .  changes in customer requirements; and

  .  evolving industry standards.

    Kana's products are designed to work on a variety of hardware and software platforms used by Kana's customers. However, Kana's software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments and other systems that its customers use. For example, the server component of the current version of Kana's products runs on the Windows NT operating system from Microsoft, and Kana must develop products and services that are compatible with UNIX and other operating systems to meet the demands of its customers. If Kana cannot successfully develop these products in response to customer demands, Kana's business could suffer. Also, Kana must constantly modify and improve its products to keep pace with changes made to these platforms and to database systems and other back-office applications and Internet-related applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may cause confusion in the market and harm Kana's business. If Kana fails to modify or improve its products in response to evolving industry standards, its products could rapidly become obsolete, which would harm its business.

If Kana fails to respond to changing customer preferences in its market, demand for its products and Kana's ability to enhance its revenues will suffer

    Kana must continually improve the performance, features and reliability of its products, particularly in response to competitive offerings. Kana's success depends, in part, on Kana's ability to enhance its existing software and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of Kana's prospective customers. If Kana does not properly identify the feature preferences of prospective customers, or if Kana fails to deliver features that meet the requirements of these customers, Kana's ability to market its products successfully and to increase its revenues could be impaired. The development of proprietary technology and necessary service enhancements entails significant technical and business risks and requires substantial expenditures and lead time.

If the Internet and e-mail fail to grow and be accepted as media of communication, demand for Kana's products and services will decline

    Kana sells its products and services primarily to organizations that receive large volumes of e-mail and Web-based communications. Many of Kana's customers have business models that are based on the continued growth of the Internet. Consequently, Kana's future revenues and profits, if any, substantially depend upon the continued acceptance and use of the Internet and e-mail, which are evolving as media of communication. Rapid growth in the use of e-mail is a recent phenomenon and may not continue. As a result, a broad base of enterprises that use e-mail as a primary means of communication may not develop or be maintained. In addition, the market may not accept recently introduced products and services that process e-mail, including Kana's products and services. Moreover, companies that have already invested significant resources in other methods of communications with customers, such as call centers, may be reluctant to adopt a new strategy that may limit or compete with their existing investments. If businesses do not continue to accept the Internet and e-mail as media of communication, Kana's business will suffer.

Future regulation of the Internet may slow its growth, resulting in decreased demand for Kana's products and services and increased costs of doing business

    Due to the increasing popularity and use of the Internet, it is possible that state, federal and foreign regulators could adopt laws and regulations that impose additional burdens on those companies that conduct business online. These laws and regulations could discourage communication by e-mail or other Web-based communications, particularly targeted e-mail of the type facilitated by the Connectify product, which could reduce demand for Kana's products and services.

    The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication, could decrease demand for Kana's products and services and increase Kana's costs of doing business, or otherwise harm its business. Kana's costs could increase and its growth could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to its business, or the application of existing laws and regulations to the Internet and other online services.

Year 2000 issues could continue to present technological risks, could cause disruption to Kana's business and could harm sales of its products and services

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with these Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    Any failure of Kana's material systems, Kana's customers' material systems or the Internet to be Year 2000 compliant would have material adverse consequences for Kana. Kana is unable to predict to what extent its business may be affected if its software, the systems that operate in conjunction with its software or its internal systems experience a material failure due to residual Year 2000 problems. Residual Year 2000 issues may disrupt Kana's operations, subject Kana to liabilities and costs and lower net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana--Year 2000 Readiness Disclosure".

Kana's security could be breached, which could damage its reputation and deter customers from using its services

    Kana must protect its computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through Kana's computer systems and network, which could adversely affect Kana's ability to retain or attract customers, damage Kana's reputation and subject Kana to litigation. Kana has in the past, and could in the future, be subject to denial of service, vandalism and other attacks on its systems by Internet hackers. Although Kana intends to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. Kana's insurance coverage in certain circumstances may be insufficient to cover issues that may result from such events.

Future sales of stock could affect Kana's stock price

    If Kana's stockholders sell substantial amounts of Kana common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of Kana common stock could fall. These sales also might make it more difficult for Kana to sell equity or equity-related securities in the future at a time and price that Kana deems appropriate.

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

                            Risks Related to Silknet

Silknet's limited operating history may impede your ability to value Silknet's business and its future prospects

    Your evaluation of Silknet's business will be more difficult because of Silknet's limited operating history. Silknet commenced operations in March 1995 and recorded its first license revenue upon delivery of Silknet eService in a trial version to customers in January 1997. Accordingly, it is difficult to evaluate Silknet's business and prospects. In addition, because Silknet is in an early stage of development in a new and rapidly evolving market, Silknet's prospects are difficult to predict and may change rapidly and without warning.

Silknet has incurred substantial operating losses and may not be profitable in the future

    Since Silknet began operations, Silknet has incurred substantial operating losses in every fiscal period. Silknet cannot be certain if or when it will become profitable. Failure to achieve profitability within the timeframe expected by investors may adversely affect the market price of Silknet's common stock. As a result of accumulated operating losses, at December 31, 1999, Silknet had an accumulated deficit of $28 million. Silknet has generated relatively small amounts of revenue, while increasing expenditures in all areas, particularly in research and development and sales and marketing, in order to execute Silknet's business plan. Although Silknet has experienced revenue growth in recent periods, the growth has been from a limited base of historical revenue, and it is unlikely that such growth rates are sustainable over the long-term.

Silknet's quarterly operating results may fluctuate because Silknet depends on a small number of large orders

    Silknet derives a significant portion of its software license revenue in each quarter from a small number of relatively large orders. Silknet's operating results for a particular fiscal period could be materially adversely affected if it is unable to complete one or more substantial license sales planned for that period. In each of the last eight quarters, Silknet had at least one customer that accounted for more than 17% of total revenue in that quarter. In addition, the purchase and implementation of Silknet's products typically involve a significant cost to Silknet's customers, including the purchase of related hardware and software, as well as training and integration costs. These implementations also include substantial commitment of resources by Silknet's customers or their consultants over an extended period of time. As a result, Silknet's sales cycle is relatively long.

    In addition, Silknet's services revenue, which is largely correlated with its license revenue, has fluctuated and may fluctuate in the future due to significant consulting and implementation services performed in a quarter. Investors should not expect a commensurate increase in services revenue between future quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Silknet."

Disappointing quarterly revenue or operating results could cause the price of Silknet's common stock to fall

    Silknet's quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If Silknet's quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of Silknet's common stock could fall substantially.

    Silknet's quarterly revenue may fluctuate as a result of a variety of factors, including the following:

  . the market for interactive, Web-based electronic business solutions is in an early stage of development and it is therefore difficult to accurately predict customer demand; and

  . the sales cycle for Silknet's products and services varies substantially from customer to customer, and Silknet expects the sales cycle to be long. As a result, Silknet has difficulty determining whether and when it will receive license revenue from a particular customer.

    In addition, because Silknet's revenue from implementation, maintenance and training services is largely correlated with Silknet's license revenue, a decline in license revenue could also cause a decline in Silknet's services revenue in the same quarter or in subsequent quarters.

    Most of Silknet's expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, Silknet's expense levels are based, in part, on its expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below its expectations, Silknet could not proportionately reduce operating expenses for that quarter, and therefore this revenue shortfall would have a disproportionate effect on Silknet's expected operating results for that quarter.

Silknet's business will be adversely affected if Web-based electronic business solutions are not widely adopted

    Silknet's products address a new and emerging market for Web-based, interactive electronic business solutions. Therefore, Silknet's future success depends substantially upon the widespread adoption of the Web as a primary medium for commerce and business applications. The failure of this market to develop, or a delay in the development of this market, would have a material adverse effect on Silknet's business, financial condition and operating results. The Web has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. The Web infrastructure may not be able to support the demands placed on it by the continued growth upon which Silknet's success depends. Moreover, critical issues concerning the commercial use of the Web, such as security, reliability, cost, accessibility and quality of service, remain unresolved and may negatively affect the growth of Web use or the attractiveness of commerce and business communication over the Web. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased activity or due to increased government regulation and taxation of Internet commerce.

Intense competition from other technology companies may adversely affect Silknet's financial condition and operating results

    The market for interactive, Web-based electronic business solutions is intensely competitive. If Silknet is unable to compete effectively, its business, financial condition and operating results would be materially adversely affected. Many of Silknet's current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources than Silknet does. Therefore, they may be able to respond more quickly than Silknet can to new or changing opportunities, technologies, standards or customer requirements.

    In addition, Silknet expects that new competitors will enter the market with competing products as the size and visibility of the market opportunity increases. Silknet also expects that competition will increase as a result of software industry consolidations and formations of alliances among industry participants. Increased competition could result in pricing pressures, reduced margins or the failure of

Silknet's products to achieve or maintain market acceptance. See "Information About Silknet-- Competition."

Silknet may not be able to develop new products or enhance existing products on a timely basis

    To be competitive, Silknet must develop and introduce on a timely basis new products and product enhancements which meet the needs of companies seeking to deploy and manage electronic business applications over the Web. Silknet has in the past failed to ship certain new products or product enhancements by Silknet's planned shipment date. If Silknet fails to develop and introduce new products and enhancements successfully and on a timely basis, it could have a material adverse effect on Silknet's business, operating results and financial condition.

Failure to expand Silknet's relationships with systems integrators and consulting firms would impede acceptance of Silknet's products and growth of Silknet's revenue

    To increase Silknet's revenue and implementation capabilities, Silknet must develop and expand relationships with systems integrators and consulting firms. A failure to do so could have a material adverse effect on Silknet's business, operating results and financial condition. Silknet relies on systems integrators and consulting firms to recommend its products to their clients and to install and support Silknet's products for their clients. Systems integrators and consulting firms may develop, market or recommend software applications that compete with Silknet's products. Moreover, if these firms fail to implement Silknet's products successfully for their clients, Silknet may not have the resources to implement its products on the schedule required by the client, which could have a material adverse effect on Silknet's business, operating results and financial condition.

Silknet's failure to expand its direct sales force and third-party distribution channels would impede Silknet's revenue growth and financial condition

    To increase its revenue, Silknet must increase the size of its direct sales force and the number of Silknet's indirect marketing and distribution partners, including software and hardware vendors and resellers. A failure to do so could have a material adverse effect on Silknet's business, operating results and financial condition. There is intense competition for sales personnel in Silknet's business, and Silknet may not be successful in attracting, integrating, motivating or retaining new personnel for these positions. Silknet's existing or future marketing and distribution partners may choose to devote greater resources to marketing and supporting the products of competitors.

Silknet's failure to operate its professional services organization at a profit would adversely affect its financial condition

    Silknet's failure to operate its professional services organization at a profit could have a material adverse effect on its business, operating results and financial condition. To gain initial acceptance of its products by customers in its targeted industries, Silknet assists customers with the implementation of Silknet's products, sometimes at a loss. Silknet cannot be certain that Silknet's professional services organization will sustain profitability.

Silknet's failure to manage properly its rapid growth could strain its resources and adversely affect its business

    Silknet's failure to manage properly its rapid growth could have a material adverse effect on the quality of Silknet's products, Silknet's ability to retain key personnel and Silknet's business, operating results and financial condition. Silknet's revenue increased 139.8% in the quarter ended December 31, 1999 from the same period the year earlier. From January 1, 1999 to December 31,

1999, the number of Silknet's employees increased from 116 to 241. The rapid rate of Silknet's recent growth has made management of that growth more difficult. Additional growth may further strain Silknet's management, financial and other resources. To manage future growth effectively Silknet must maintain and enhance its financial and accounting systems and controls, integrate new personnel and manage expanded operations.

Silknet may be unable to successfully integrate the business and products of InSite Marketing Technology with Silknet's business

    In October 1999, Silknet acquired InSite Marketing Technology, Inc. There can be no assurance that Silknet can successfully integrate the acquired businesses, personnel, products or technologies of InSite. Silknet's integration of the InSite business may cause a diversion of management time and reallocation of resources. There can be no assurance that the InSite personalization technology can be successfully integrated with Silknet's product offerings and distribution infrastructure, or that significant product research and development, and development expenses, will not be required to fully integrate InSite's products with those of Silknet. There can be no assurances that revenue, if any, from the InSite products or the combined Silknet/InSite products will exceed operating expenses, that Silknet can be successful in reducing expenses to achieve profitability, or that customers will continue to support Silknet's new product initiatives following the integration.

Silknet's failure to expand and manage its international operations would adversely affect its revenue growth and financial condition

    Silknet expects international revenue to account for a significant percentage of total revenue in the future and Silknet believes that it must continue to expand its international sales activities in order to be successful. Silknet's failure to expand its international sales could have a material adverse effect on its business, operating results and financial condition. Silknet's plans to expand internationally may be adversely affected by a number of risks, including:

  . expenses associated with customizing products for foreign countries;

  . challenges inherent in managing geographically dispersed operations;

  . protectionist laws and business practices that favor local competitors;

  . dependence on local vendors;

  . multiple, conflicting and changing governmental laws and regulations;
    and

  . foreign currency exchange rate fluctuations.

    Silknet's international sales growth will be limited if it is unable to:

  . establish additional foreign operations;

  . expand international sales channel management and support organizations;

  . hire additional personnel;

  . customize products for local markets;

  . develop relationships with international service providers; or

  . establish relationships with additional distributors and systems integrators.

Silknet may be unable to hire and retain the skilled personnel it needs to succeed

    Qualified personnel are in great demand throughout the software industry. The demand for qualified personnel is particularly acute in the New England area, due to the large number of software companies and the low unemployment in the region. Silknet's success depends in large part upon its ability to attract, train, motivate and retain highly skilled employees, particularly marketing personnel, software engineers and other senior personnel. If Silknet is unable to attract and retain the highly-trained technical personnel that are integral to its product development, the rate at which Silknet can develop new products or product enhancements could be limited. In addition, if Silknet is unable to attract and retain professional services support personnel, its ability to install products at customer sites could be limited.

Silknet may be unable to protect its proprietary technology rights

    Silknet's success depends to a significant degree upon the protection of its software and other proprietary technology rights. Silknet relies on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Moreover, the laws of other countries in which Silknet markets its products may afford little or no effective protection of Silknet's proprietary technology. The reverse engineering, unauthorized copying or other misappropriation of Silknet's proprietary technology could enable third parties to benefit from Silknet's technology without paying for it. This could have a material adverse effect on Silknet's business, operating results and financial condition. If Silknet resorts to legal proceedings to enforce its intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Further, terms such as eBusiness, eCommerce and eService are becoming widely used and descriptive. As a result, Silknet does not expect to be able to prevent third parties from using these names for competing products. See "Information About Silknet--Intellectual Property and Proprietary Rights."

Claims by other companies that Silknet's products infringe their copyrights or patents could adversely affect Silknet's financial condition

    If any of its products violate third party proprietary rights, Silknet may be required to reengineer its products or seek to obtain licenses from third parties to continue offering its products without substantial reengineering. Any efforts to reengineer Silknet's products or obtain licenses from third parties may not be successful and, in any case, would substantially increase Silknet's costs and have a material adverse effect on Silknet's business, operating results and financial condition. Silknet does not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. See "Information About Silknet--Intellectual Property and Proprietary Rights."

Silknet's use of the "Silknet" and "eBusiness" trademarks may infringe the trademark rights of other companies

    Silknet's use of "eBusiness," as well as the use of other marks, may result in costly litigation, divert management's attention and resources, cause product shipment delays or require Silknet to pay damages and/or to enter into royalty or license agreements to continue to use a product name. Silknet may be required to stop using the name "eBusiness" or other names currently used for its products. Any of these events could have a material adverse effect on Silknet's business, operating results and financial condition.

    Silknet has applied for registration of some of its trademarks in the United States, Canada and the European Community, Singapore, Australia, China, Estonia, Iceland, Indonesia, South Korea, Latvia, Lithuania, New Zealand, Norway, Poland, and South Africa. Most of these applications have not been approved. Silknet's applications for the registration of "Silknet" and "Silknet" combined with the Silknet logo have received preliminary refusals in Canada because another company filed an earlier application for the use of "Silk" in connection with Internet information resource services.

    Other companies have filed trademark applications for marks similar to the names of Silknet's products. For example, IBM has filed several U.S. trademark applications for marks incorporating the term "e-business." Silknet's use of "Silknet eBusiness System" could infringe the rights of IBM and other companies using marks that contain the term "eBusiness." See "Information About Silknet-- Intellectual Property and Proprietary Rights."

Silknet may lose access to third-party technology used in its products

    Silknet incorporates into its products technology licensed from third parties, such as Microsoft Corporation. The loss of access to this technology could result in delays in the development and introduction of new products or enhancements until equivalent or replacement technology could be accessed, if available, or developed internally, if feasible. These delays could have a material adverse effect on Silknet's business, operating results and financial condition. It is possible that technology from others will not be available to Silknet on commercially reasonable terms, if at all.

Silknet's business could be adversely affected if its products fail to perform properly

    Software products as complex as Silknet's may contain undetected errors, or bugs, which result in product failures, or otherwise fail to perform in accordance with customer expectations. Silknet's products may be particularly susceptible to bugs or performance degradation because of the emerging nature of Web technologies and the stress that may be placed on Silknet's products by the full deployment of Silknet's products over the Web to thousands of end-users. Product performance problems could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources or injury to Silknet's reputation, any of which could have a material adverse effect on Silknet's business, operating results and financial condition. Prior to November 1998, Silknet warranted some of its products for five years, providing customers a right to refund a portion of the license fee if Silknet is unable to correct an error in the product. To date, no customer has requested a refund under the warranty provisions. However, if Silknet is required to refund significant portions of license fees, Silknet's business, operating results and financial condition could be materially adversely affected.

Silknet could incur substantial costs as a result of product liability claims relating to its customers' critical business operations

    Silknet's products are critical to the operations of its customers' businesses. If one of Silknet's products fails, a customer may assert a claim for substantial damages against Silknet, regardless of Silknet's responsibility for such failure. Product liability claims could require Silknet to spend significant time and money in litigation or to pay significant damages. Although Silknet maintains general liability insurance, including coverage for errors and omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

Silknet may be affected by unexpected Year 2000 technology problems

    Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This Year 2000 problem could result in miscalculations, data corruption, system failures or disruptions of operations. Silknet is subject to potential Year 2000 problems affecting its products, its customers' systems, its internal systems and the systems of its vendors, any of which could have a material adverse effect on Silknet's business, operating results and financial condition.

    Changing purchasing patterns of customers impacted by Year 2000 issues may result in reduced resources available for purchases of interactive electronic business solutions. In addition, there can be no assurance that Year 2000 errors or defects will not be discovered in Silknet's internal software systems and, if such errors or defects are discovered, there can be no assurance that the costs of making such systems Year 2000 compliant will not be material.

    Year 2000 errors or defects in the internal systems maintained by Silknet's vendors could require Silknet to incur significant unanticipated expenses to remedy any problems or replace affected vendors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Silknet--Year 2000 Readiness Disclosure."

Silknet's common stock is particularly subject to volatility because of the industry in which Silknet operates

    The market prices of Silknet's common stock and common stock of other technology companies, particularly Web-related companies, have been volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of Silknet's common stock.

                              KANA SPECIAL MEETING

General

    Kana is furnishing this joint proxy statement/prospectus to holders of Kana common stock in connection with the solicitation of proxies by the Kana board of directors for use at the special meeting of stockholders of Kana to be held
on April   , 2000, and any adjournment or postponement thereof.

    This joint proxy statement/prospectus is first being furnished to Kana
stockholders on or about March   , 2000.

Date, Time and Place

    The special meeting will be held on April   , 2000 at 10:00 a.m., local
time, at the offices of Brobeck, Phleger & Harrison LLP at Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303.
                                                     .

Matters to be Considered at the Special Meeting

    At the special meeting and any adjournment or postponement of the special meeting, Kana stockholders will be asked:

  . to approve the issuance of Kana common stock to Silknet stockholders as contemplated by the merger agreement;

  . to approve an amendment to Kana's amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 100,000,000 common shares to 1,000,000,000 common shares;

  . to approve an amendment to the Kana 1999 Stock Incentive Plan which will
    (i) increase the number of shares of Kana common stock available for issuance under the 1999 plan by an additional 10,000,000 shares, (ii) allow option grants and direct stock issuances to be made under the 1999 plan at an exercise or issue price below the fair market value of the shares on the date of grant or issuance and (iii) increase the limitation on the maximum number of shares by which the share reserve under the 1999 Plan is to increase each year pursuant to the automatic share increase provisions of the plan from 4,000,000 shares to 6,000,000 shares; and

  . to transact such other business as may properly come before the special meeting.

    All share numbers in this joint proxy statement/prospectus reflect the stock dividend of one share of Kana common stock per share of Kana common stock outstanding, which was paid on February 22, 2000.

Record Date

    Kana's board has fixed the close of business on March 21, 2000, as the record date for determination of Kana stockholders entitled to notice of and to vote at the special meeting.

Voting of Proxies

    Kana requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Kana. Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote.

Brokers will provide directions on how to instruct the broker to vote the shares. All properly executed proxies that Kana receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the issuance of shares of Kana as contemplated by the merger agreement. Kana's board does not currently intend to bring any other business before the special meeting and, so far as Kana's board knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will vote in accordance with their own judgment.

    Stockholders may revoke their proxies at any time prior to its use:

  . by delivering to the Secretary of Kana a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting and voting in person.

    Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Votes Required

    As of the close of business on March 21, 2000, there were shares of Kana common stock outstanding and entitled to vote. For the amendment to Kana's amended and restated certificate of incorporation to increase the number of authorized Kana common shares from 100,000,000 to 1,000,000,000 to take effect, holders of a majority of Kana's outstanding common stock must approve the amendment. The issuance of Kana common stock in the merger and the amendment to the 1999 plan each require the approval of the holders of a majority of the shares of Kana common stock entitled to vote and that are present or represented by proxy at the Kana meeting. Kana stockholders have one vote per share of Kana common stock owned on the record date.

    As of March 1, 2000, directors and executive officers of Kana and their affiliates beneficially owned an aggregate of 29,983,648 shares of Kana common stock (excluding any shares issuable upon the exercise of options) or approximately 49.3% of the shares of Kana common stock outstanding on such date. Kana's directors and executive officers, and their affiliates, have indicated their intention to vote their shares of Kana common stock in favor of the issuance of the Kana common stock in connection with the merger. Pursuant to separate voting agreements in the form attached hereto as Appendix II, Kana stockholders who beneficially owned approximately 52.1% of Kana's common stock outstanding as of February 3, 2000 have agreed to vote all of their shares of Kana common stock for approval of the issuance of Kana common stock in the merger. As a result of these voting agreements, the required approval by Kana's stockholders of the issuance of Kana common stock in the merger is assured. As of February 3, 2000, directors and executive officers of Silknet owned no shares of Kana common stock.

Quorum; Abstentions and Broker Non-Votes

    The required quorum for the transaction of business at the special meeting is holders, present or by proxy, of a majority of the shares of Kana common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this joint proxy statement/prospectus without the owners' specific instructions. Accordingly, Kana stockholders are urged to return the enclosed proxy card marked to indicate their vote. Broker non-votes will not be included in vote totals and will have no effect on the outcome of the votes on the issuance of the shares in the merger. Abstentions, however, will have the same effect as a vote against issuing the shares in the merger.

Solicitation of Proxies and Expenses

    Kana has retained the services of ChaseMellon Consulting Services, LLC to assist in the solicitation of proxies from Kana stockholders. The fees to be paid to the firm by Kana for these services are not expected to exceed $7,000 plus reasonable out-of-pocket expenses. Kana and Silknet will each bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, except that each will pay one-half of all printing and filing costs and expenses incurred in connection with the registration statement and this joint proxy statement/prospectus.

    In addition to solicitation by mail, the directors, officers and employees of Kana may solicit proxies from Kana stockholders by telephone, facsimile or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

Board Recommendations

    The Kana board has determined that the merger and issuance of Kana common stock in the merger are fair to, and in the best interests of, Kana and its stockholders. Accordingly, the board unanimously has approved the merger agreement and unanimously recommends that stockholders vote "FOR" approval of the issuance of shares of Kana common stock as contemplated by the merger agreement.

    The Kana board has also determined that the increase in the number of authorized shares under Kana's Amended and Restated Certificate of Incorporation, and the proposal to amend Kana's 1999 stock incentive plan, are also in the best interest of Kana and its stockholders. The Kana board unanimously recommends that Kana stockholders vote "FOR" approval of these proposals.

    The matters to be considered at the special meeting are of great importance to Kana stockholders. Accordingly, Kana stockholders are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

    Kana stockholders should not send any stock certificates with their proxy cards.

                            SILKNET SPECIAL MEETING

General

    Silknet is furnishing this joint proxy statement/prospectus to holders of Silknet common stock in connection with the solicitation of proxies by the Silknet board of directors for use at the special meeting of stockholders of
Silknet to be held on April   , 2000, and any adjournment or postponement
thereof.

    This joint proxy statement/prospectus is first being furnished to
stockholders of Silknet on or about March   , 2000. This joint proxy
statement/prospectus is also furnished to Silknet stockholders as a prospectus in connection with the issuance by Kana of shares of Kana common stock as contemplated by the merger agreement.

Date, Time and Place

    The special meeting will be held on April   , 2000 at 10:00 a.m., local
time, at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower, 20th Floor, Boston, Massachusetts 02110.

Matters to be Considered at the Special Meeting

    At the Silknet special meeting and any adjournment or postponement of the special meeting, Silknet stockholders will be asked:

  . to consider and vote upon the adoption of the merger agreement under which Silknet will become a wholly-owned subsidiary of Kana and each outstanding share of Silknet common stock will be converted into the right to receive 1.66 shares of Kana common stock; and

  . to transact such other business as may properly come before the special meeting.

Record Date

    Silknet's board has fixed the close of business on March 21, 2000, as the record date for determination of Silknet stockholders entitled to notice of and to vote at the special meeting.

Voting of Proxies

    Silknet requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Silknet, or otherwise provide their proxy by telephone or the Internet. Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly executed proxies that Silknet receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to adopt the merger agreement. Silknet's board does not currently intend to bring any other business before the special meeting and, so far as Silknet's board knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will vote in accordance with their own judgment.

    Stockholders may revoke their proxies at any time prior to its use:

  . by delivering to the Secretary of Silknet a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting and voting in person.

    Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Votes Required

    As of the close of business on March 21, 2000, there were shares of Silknet common stock outstanding and entitled to vote. The holders of a majority of the outstanding shares of Silknet common stock entitled to vote thereon must adopt the merger agreement. Silknet stockholders have one vote per share of Silknet common stock owned on the record date.

    As of February 3, 2000, directors and executive officers of Silknet and their affiliates beneficially owned an aggregate of 7,299,021 shares of Silknet common stock (excluding any shares issuable upon the exercise of options or warrants) or approximately 42.5% of the shares of Silknet common stock outstanding on such date. The directors and executive officers of Silknet have indicated their intention to vote their shares of Silknet common stock in favor of adoption of the merger agreement. Under separate voting agreements in the form attached hereto as Appendix III, Silknet's directors, executive officers and certain other officers, and their affiliates beneficially owning approximately 42.6% of Silknet's common stock outstanding as of February 3, 2000 (excluding any shares issuable upon the exercise of options or warrants) have agreed to vote all of their shares of Silknet common stock for adoption of the merger agreement. As of February 3, 2000, no director or executive officer of Kana owned any shares of Silknet common stock. See "The Merger--Interests of Silknet's Management in the Merger and Potential Conflicts of Interest."

Quorum; Abstentions and Broker Non-Votes

    The required quorum for the transaction of business at the special meeting is holders, present or by proxy, of a majority of the shares of Silknet common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Silknet common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the adoption of the merger agreement and consummation of the merger. In addition, the failure of a Silknet stockholder to return a proxy or vote in person will have the effect of a vote against the adoption of the merger agreement. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this joint proxy statement/prospectus without the owners' specific instructions. Accordingly, Silknet stockholders are urged to return the enclosed proxy card marked to indicate their vote.

Solicitation of Proxies and Expenses

    Silknet has retained the services of                          to assist in
the solicitation of proxies from Silknet stockholders. The fees to be paid to
the firm by Silknet for these services are not expected to exceed $        plus
reasonable out-of-pocket expenses. Silknet will bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, except that Kana and Silknet each will pay one-half of all printing and filing costs and expenses incurred in connection with the registration statement and this joint proxy statement/prospectus.

    In addition to solicitation by mail, the directors, officers and employees of Silknet may solicit proxies from stockholders by telephone, facsimile or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

Board Recommendations

    The Silknet board has determined that the merger agreement and the merger are advisable and fair to and in the best interests of Silknet and its stockholders. Accordingly, the Silknet board unanimously has approved the merger agreement and unanimously recommends that stockholders vote "FOR" adoption of the merger agreement. In considering such recommendation, Silknet stockholders should be aware that some Silknet directors and officers have interests in the merger that are different from, or in addition to, those of Silknet stockholders, and that Kana has agreed to provide indemnification arrangements to directors and officers of Silknet. See "The Merger--Interests of Silknet's Management in the Merger and Potential Conflicts of Interest."

    The matters to be considered at the special meeting are of great importance to the stockholders of Silknet. Accordingly, Silknet stockholders are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

    Silknet's stockholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of Silknet common stock certificates will be mailed to Silknet stockholders promptly after completion of the merger. For more information regarding the procedures for exchanging Silknet stock certificates for Kana stock certificates, see "The Merger--Exchange of Silknet Stock Certificates for Kana Stock Certificates."

                                   THE MERGER

    This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement which is attached as Appendix I and incorporated herein by reference. While Kana and Silknet believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Kana stockholders and Silknet stockholders. Stockholders should read the entire merger agreement and the other documents referred to carefully and in their entirety for a more complete understanding of the merger.

Background of the Merger

    As a regular part of their business plans Kana and Silknet have from time to time each considered opportunities for expanding and strengthening their technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures.

    During the first week of January 2000, Michael J. McCloskey, chief executive officer of Kana, first contacted James C. Wood, chief executive officer of Silknet, to discuss the relative businesses of Kana and Silknet and to determine whether Silknet would be interested in a business combination with Kana. Over the next several days, Mr. McCloskey and Mr. Wood engaged in preliminary discussions regarding the nature of a possible business combination between Kana and Silknet and the potential of the combined enterprise.

    On January 12, 2000, Mr. McCloskey, Mark S. Gainey, president of Kana, and representatives of Goldman, Sachs & Co. met to discuss Kana's industry and competitive situation, as well as the advisability of pursuing strategic business combinations.

    On January 17, 2000, the Silknet board authorized the engagement of Credit Suisse First Boston to act as Silknet's financial advisor in connection with the proposed merger with Kana. In addition, Mr. McCloskey and Mr. Wood met at Kana's offices to further explore a potential strategic transaction.

    On January 18, 2000, Mr. McCloskey, Mr. Gainey and Mr. Wood met at Kana's offices and discussed the synergies between the companies and the benefits of combining the companies.

    Mr. McCloskey informed Kana's board of directors, at a regularly scheduled meeting of the board held on January 19, 2000, that Kana was evaluating various strategic transactions including a potential business combination with Silknet. Kana's board authorized Mr. McCloskey to continue evaluating various strategic transactions, including further discussions with Mr. Wood. Representatives of Kana's outside legal counsel, Brobeck, Phleger & Harrison LLP, attended the meeting.

    On January 19, 2000, representatives of Goldman Sachs, on behalf of Kana, and representatives of Credit Suisse First Boston, on behalf of Silknet, held a conference telephone call and discussed valuation. During the week of January 20, Mr. McCloskey and Mr. Wood communicated at various times regarding their different valuation expectations, and, on January 29, Mr. McCloskey presented Mr. Wood with a proposed exchange ratio of 1.66 shares of Kana common stock per share of Silknet common stock.

    On January 22 and 23, Mr. McCloskey met with the Silknet management team at the Manchester offices of Silknet to discuss a possible business combination. Various members of Silknet's management team then met with Mr. McCloskey individually to discuss synergies associated with the combination.

    Working with Goldman Sachs, Brobeck, Phleger & Harrison LLP, and certain members of the Kana management team, Mr. McCloskey developed a term sheet outlining the principal terms of a proposed merger of the two companies as well as a non-disclosure agreement and an exclusivity arrangement. These documents were presented to Mr. Wood on January 29, 2000.

    On January 30, 2000, the Silknet board held a special meeting to discuss several strategic alternatives, including the pursuit of a secondary public offering and possible strategic business combinations, including with Kana. Representatives of Credit Suisse First Boston, Silknet's financial advisor, and Testa, Hurwitz & Thibeault, LLP, Silknet's outside legal counsel, presented material at the meeting. The Silknet board reviewed competitive situations within the eCRM industry and reviewed the relative strengths and weaknesses of competitors within Silknet's industry. The Silknet board decided to continue discussions with Kana about a possible transaction.

    On February 1, 2000, Kana and Silknet entered into a non-disclosure agreement as well as an exclusivity arrangement whereby Silknet would not negotiate a similar transaction with a third party for a period of two weeks.

    On February 2, 2000, the Silknet board held a special meeting to review the status of discussions with Kana. The Silknet board reviewed and ratified the exclusivity arrangement whereby Silknet would not negotiate a similar transaction with a third party for two weeks. The Silknet board also reviewed the proposed transaction terms under discussion by the parties.

    In the period between February 3 and February 4, 2000, a series of meetings were held at Goldman Sachs' offices in Menlo Park, California, between marketing, operations, and technical executives of both companies for the purpose of conducting due diligence.

    On the morning of February 4, 2000, a draft merger agreement and other draft transaction documents were distributed by Brobeck, Phleger & Harrison LLP.

    On February 4, 2000, the Silknet board held a special meeting to review the status of negotiations with Kana and related due diligence reviews held by Kana. The Silknet board discussed the merits of a potential strategic business combination with Kana, including the synergies that could be achieved in a combination of Kana and Silknet products and services, management and sales organizations.

    On the morning of February 5, 2000, an informal conference call among members of Kana's board of directors was conducted to update board members on the status of negotiations.

    On February 5, 2000, Testa, Hurwitz & Thibeault, LLP provided its initial comments on the draft merger agreement previously distributed by Brobeck, Phleger & Harrison LLP. Also on February 5, 2000 Brobeck, Phleger & Harrison LLP distributed preliminary drafts of the ancillary agreements to the merger agreement. Between February 5, 20000 through the evening of February 6, 2000, representatives of Brobeck, Phleger & Harrison LLP and Testa, Hurwitz & Thibeault, LLP participated in a series of negotiations on the terms of the merger agreement and the other agreements by teleconference. These negotiations covered all aspects of the transaction, including, among other things, the representations and warranties made by the parties, the restrictions on the conduct of their business, the terms of the non-solicitation covenants, the termination sections, the provisions regarding payment of the termination fees and the consequences of termination, the operation of the stock option agreement, the delivery and terms of the voting agreements and the delivery and terms of the market stand-off agreements.

    Also on February 5, 2000, the Silknet board held a special meeting to review initial drafts of the merger agreement, voting agreement and Silknet stock option agreement. Representatives of Credit Suisse First Boston and Testa, Hurwitz & Thibeault, LLP also attended and presented materials to the Silknet board. Testa, Hurwitz & Thibeault, LLP informed the Silknet board of its legal duties and responsibilities in connection with considering the merger, and reviewed the principal terms of the merger agreement and related agreements. The Silknet board reviewed the status of the negotiations, the proposed exchange ratio, the principal issues in the proposed transaction, the financial performance of both companies, treatment of Silknet employees following the proposed transaction, partial acceleration of Silknet stock options, management of the combined companies, and industry competition. Representatives of Credit Suisse First Boston presented an overview and analysis of the financial terms of the proposed transaction and discussed, among other things, the financial performance of Silknet and Kana. The Silknet board also reviewed the merger consideration and exchange ratio, termination fees, the opportunity to entertain alternative proposals, and termination rights. The Silknet board decided to continue negotiations with Kana.

    On February 6, 2000, Kana's board of directors met to review and approve the terms of the merger. Representatives of Goldman Sachs and Brobeck, Phleger & Harrison LLP also attended. Goldman Sachs delivered its oral opinion to Kana's board that, as of such date, the exchange ratio of 1.66 shares of Kana common stock to be exchanged for each share of SIlknet common stock pursuant to the merger was fair to Kana from a financial point of view. Brobeck, Phleger & Harrison LLP informed Kana's board of its legal duties and responsibilities in connection with considering the merger, and reviewed the principal terms of the merger agreement, the stock option agreements and related agreements. After discussion, Kana's board unanimously approved the terms of the merger and stock option agreements and authorized Mr. McCloskey to execute, on behalf of Kana, the merger agreement and the stock option agreements.

    On February 6, 2000, the Silknet board held a special meeting to review revised drafts of the merger agreement and related agreements. Representatives of Credit Suisse First Boston and Testa, Hurwitz & Thibeault, LLP, were present. Testa, Hurwitz & Thibeault, LLP had a discussion with the Silknet board regarding the board's legal duties and responsibilities in connection with considering the merger, and again reviewed the principal terms of the revised merger agreement and related agreements. The Silknet board reviewed and discussed the principal issues in the proposed transaction and the proposed exchange ratio and merger consideration, termination fees, termination rights, and Silknet's ability to consider alternative proposals. Credit Suisse First Boston delivered its oral opinion, subsequently confirmed in writing, that, as of that date, the exchange ratio was fair to the stockholders of Silknet, other than Kana, from a financial point of view. After discussion, Silknet's board unanimously approved the terms of the merger agreement and the stock option agreements (subject to negotiation of final details) and authorized Mr. Wood to negotiate and execute, on behalf of Silknet, the merger agreement and the stock option agreements, once the final form of the Silknet stock option agreement was completed.

    On February 6, 2000, Kana and Silknet entered into the merger agreement and the stock option agreements. Also on February 6, 2000, some stockholders of Kana entered into voting agreements with Silknet and some stockholders of Silknet entered into voting agreements with Kana, and agreed to vote their shares in favor of the transaction. On February 7, 2000, the Silknet board met early in the morning to review and ratify the final form of the Silknet stock option agreement. On February 7, 2000, Kana and Silknet issued a joint press release announcing the signing of the merger agreement.

Recommendation of the Kana Board of Directors and Kana's Reasons for the Merger

    The board of directors of Kana unanimously concluded that the merger and the issuance of Kana common stock in the merger are in the best interests of Kana and its stockholders, and determined to recommend that the stockholders approve the issuance of Kana common stock in the merger. This decision was based upon several potential benefits of the merger that Kana's board believes will contribute to the success of the combined company. These potential benefits from combining Silknet with Kana include:

  . expanding Kana's technology leadership by providing a web-architected e-business platform and a comprehensive suite of customer-facing applications;

  . the combination of products that could provide the platform for linking business-to-consumer and business-to-business functions within an e-Business;

  . the complementary nature of each company's product offerings as an extension of the offerings of the other company;

  . increased distribution channels for Kana's products and services through Silknet's portfolio of partners;

  . increased distribution channels for Silknet's products and services through Kana's base of customers;

  . increased product diversification and penetration of each company's customer base;

  . Silknet's position in its market;

  . similarities in corporate culture;

  . the opportunity for expanded research and development of the combined product offerings, including potential new product offerings; and

  . an increase in the size of Kana's market.

    Kana's board reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

  . information concerning Silknet's business, financial performance and condition, operations, technology and management;

  . information concerning the financial condition, results of operations and businesses of Kana and Silknet before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Kana common stock and Silknet common stock;

  . the consideration Kana will issue in the merger in light of comparable merger transactions;

  . the belief that the terms of the merger agreement and related agreements are reasonable;

  . the impact of the merger on the customers and employees of Kana and the combined company;

  . Kana's management's view as to the integration of Silknet;

  . results of the due diligence investigation conducted by Kana's management, accountants, financial advisors and legal counsel; and

  . the analyses and presentations prepared by Goldman Sachs, and Goldman
    Sachs' written opinion (the full text of which is attached as Appendix VI to this joint proxy statement/prospectus) to the effect that, as of February 6, 2000, and subject to a number of qualifications, assumptions and limitations set forth in its opinion, the exchange ratio was fair from a financial point of view to Kana.

    Kana's board also considered the terms of the merger agreement regarding Kana's rights and limits on its ability to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees and the stock option agreement. In addition, it was noted to Kana's board that the merger is expected to be a tax-free transaction and accounted for as a purchase, meaning that significant goodwill and intangible assets are expected to be created on the books of the combined company as a result of the merger.

    The Kana board also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

  . the risk that the potential benefits of the merger may not be realized;

  . the risk that the merger may not be consummated, notwithstanding the voting agreements obtained from holders representing beneficial ownership (excluding any shares issuable upon the exercise of options or warrants) of approximately 42.6% of Silknet's common stock and holders of 52.1% of Kana's common stock as of February 3, 2000;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

  . the challenges of integrating Kana's operations in California with Silknet's operations in New Hampshire and the related challenges of conducting operations in both California and New Hampshire; and

  . other applicable risks described in this joint proxy statement/prospectus under "Risk Factors."

Kana's board concluded, however, that, on balance, the merger's potential benefits to Kana and its stockholders outweighed the associated risks. This discussion of the information and factors considered by Kana's board is not exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Kana's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

    FOR THE REASONS DISCUSSED ABOVE, KANA'S BOARD OF DIRECTORS UNANIMOUSLY HAS DETERMINED THE MERGER AND THE ISSUANCE OF KANA COMMON STOCK IN THE MERGER TO BE FAIR TO AND IN THE BEST INTERESTS OF KANA AND ITS STOCKHOLDERS. IN CONNECTION WITH THE MERGER, KANA'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KANA STOCKHOLDERS VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF KANA COMMON STOCK AS CONTEMPLATED BY THE MERGER AGREEMENT.

Opinion of Kana's Financial Advisor

    This discussion of the opinion of Goldman, Sachs & Co., Kana's financial advisor and the supporting share information have been adjusted to reflect the stock dividend paid by Kana on February 22, 2000.

    On February 6, 2000 Goldman, Sachs & Co. delivered its oral opinion, confirmed in writing, to Kana's board of directors that, as of such date, the exchange ratio of 0.83 (which equals 1.66 shares on a post stock dividend basis) of a share of Kana's common stock to be exchanged for each share of Silknet's common stock pursuant to the merger, is fair from a financial point of view to Kana.

    The full text of the written opinion of Goldman Sachs, dated February 6, 2000, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Appendix VI and is incorporated herein by reference. Holders of Kana common stock are urged to, and should, read such opinion in its entirety. Goldman Sachs' opinion is directed to Kana's board of directors and addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Kana as of the date of the opinion, and does not constitute a recommendation to any stockholder as to how to vote with respect to the issuance of Kana common stock in the merger. The summary of the Goldman Sachs opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Goldman Sachs opinion.

    In connection with rendering the opinion, Goldman Sachs reviewed, among other things:

  . the merger agreement;

  . the Registration Statement on Form S-1, including the prospectus contained therein dated September 21, 1999, relating to the initial public offering of Kana Common Stock;

  . the Registration Statement on Form S-1, including the prospectus contained therein dated May 4, 1999, relating to the initial public offering of Silknet Common Stock;

  . the Annual Report to Stockholders and Annual Report on Form 10-K of
    Silknet for the fiscal year ended June 30, 1999;

  . interim reports to stockholders and Quarterly Reports on Form 10-Q of Kana and Silknet;

  . certain other communications from Kana and Silknet to their respective stockholders; and

  . internal financial analyses for Silknet and Kana provided for the use of Goldman Sachs by management of Kana.

    Goldman Sachs also held discussions with members of the senior management of Kana and Silknet regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

  . reviewed the reported price and trading activity for Kana common stock and Silknet common stock, which like many Internet-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility;

  . compared financial and stock market information for Kana and Silknet with similar information for other comparable companies the securities of which are publicly traded; and

  . reviewed the financial terms of recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

    Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information discussed with, or reviewed by Goldman Sachs and assumed the accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with Kana's consent that the internal financial analyses for Silknet and Kana provided by the management of Kana were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Kana. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Kana or Silknet or any of their subsidiaries and was not furnished with any evaluation or appraisal. Goldman Sachs' opinion is provided for the information and assistance of the Board of Directors of Kana in connection with its consideration of the transaction contemplated by the merger agreement and the opinion does not constitute a recommendation as to how shareholders should vote with respect to the merger.

    The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its opinion to Kana's board of directors on February 6, 2000.

    The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.

    Historical Exchange Ratio Analysis. Goldman Sachs calculated the ratio of the historical daily exchange ratios of Kana common stock to Silknet common stock based on the closing prices of Kana common stock and Silknet common stock for the five day, ten day, twenty day, thirty day, sixty day, periods ended February 4, 2000 and since the date of the initial public offering of Kana common stock . The results are shown in the following table:

                                                            Premium represented
                                                Average       by an exchange
   Period                                    exchange ratio    ratio of 0.83
   ------                                    -------------- -------------------
   Current (as of 2/4/00)...................    1.0700x            55.1%
   From Kana's IPO..........................    1.5108x             9.9%
   60 days ended 2/4/00.....................    1.2826x            29.4%
   30 days ended 2/4/00.....................    1.3720x            21.0%
   20 days ended 2/4/00.....................    1.3416x            23.7%
   10 days ended 2/4/00.....................    1.2230x            35.7%
   5 days ended 2/4/00......................    1.1332x            46.5%

    Contribution Analysis. Goldman Sachs calculated the respective percentage contribution by Silknet and Kana to the combined company assuming Kana's calendar year 2000 and 2001 estimated revenue and calendar 2000 and 2001 estimated gross profit on a pro forma basis using the internal financials and forecasts as provided by Kana management. The contribution analysis did not take into account any synergies that may result from the merger. Goldman Sachs compared this contribution analysis with the pro forma ownership of the combined company immediately following the merger, assuming a 1.66 exchange ratio, Kana's and Silknet's stock prices on February 4, 2000, and the treasury stock method to calculate the 64.260 million fully diluted shares of common stock that were held by Kana stockholders and the 19.718 million fully diluted shares of common stock that were held by Silknet stockholders prior to the merger in order to determine the percentages of the combined company that will be owned immediately following consummation of the merger by stockholders of Silknet and Kana, respectively. The results of such analysis are summarized below:

                                                                        %
                                                                  Contribution
                                                                  -------------
                                                                  Silknet Kana
                                                                  ------- -----
Estimated Revenue........................................... 2000  50.3%  49.7%
                                                             2001  44.3%  55.7%
Estimated Gross Profit...................................... 2000  54.6%  45.4%
                                                             2001  44.6%  55.4%

                                                          Exchange
                                                           Ratio   Silknet Kana
                                                          -------- ------- -----
Pro Forma Ownership (as of 2/4/00)....................... 1.6600x   33.7%  66.3%

    Pro Forma Merger Analysis. Goldman Sachs performed a pro forma merger analysis, assuming projections for Kana and Silknet provided by the management of Kana, including synergies. Such analysis is summarized in the table below:

Exchange Ratio........................................................  1.6600x
Implied Silknet Price Per Share....................................... $ 214.87
Premium to Market Price...............................................     55.1%
Fully Diluted Equity Market Value ($ in millions)..................... $  4,237
Implied CY2000 Revenue Multiple.......................................    95.6x
Implied CY2001 Revenue Multiple.......................................    59.2x
Kana Shares Issued (millions).........................................    32.73
Pro Forma Shares Outstanding (Fully Diluted)..........................   96.992
Pro Forma Silknet Ownership...........................................     33.7%

                                        Stand    Pro Forma Accretion/(Dilution)
                                        Alone    (Combined at an exchange ratio
                                        (Kana)   Company)        of 1.66
                                       --------  --------- --------------------
Estimated Pro Forma Revenue Per
 Share
 Accretion/(Dilution)...........  2000 $ 0.6805   $1.2650          85.9%
                                  2001 $  1.400   $2.5385          81.4%
Estimated Pro Forma Earnings Per
 Share
 Accretion/(Dilution)...........  2000 $(0.7235)  $(0.530)           NM
                                  2001 $(0.2325)  $ 0.078            NM

This pro forma merger analysis also calculated that the estimated pro forma revenue multiples that the combined company would need to trade at to maintain Kana's closing stock price on February 4, 2000, assuming an exchange ratio of 1.66, would be 102.3X for 2000 and 51.0X for 2001. These ratios compare to estimated stand alone Kana revenue multiples of 190.2X for 2000 and 92.5X for 2001.

    Comparison of Selected Public Market Software Companies. Goldman Sachs compiled and reviewed selected financial information and calculated certain ratios and public market multiples for the publicly traded software companies listed below:

  . Art Technology Group

  . Aspect Communications

  . Critical Path

  . Broadbase Software

  . BroadVision

  . eGain Communications

  . E.piphany

  . Portal Software

  . Quintus Corp.

  . Vignette

The multiples and ratios were calculated using the closing price for the common stock of each of the selected companies on February 4, 2000 and were based on published equity research and most recent publicly available information. In addition, the fully diluted market capitalization of Kana includes Kana common stock issued in the acquisitions of Business Evolution and netDialog and the fully diluted market capitalization includes Silknet common stock issued for the acquisition of InSite. The results of such analysis are summarized in the table below:

                                        Range of
Revenue Multiples:                     multiples   Mean  Median Silknet  Kana
------------------                    ------------ ----- ------ ------- ------
Calendar Year 2000 Estimated......... 4.5x--110.5x 67.2x 73.7x   61.3x  190.3x
Calendar Year 2001 Estimated......... 3.6x-- 70.0x 31.8x 38.7x   38.0x   92.4x

                                                   Mean  Median Silknet  Kana
                                                   ----- ------ ------- ------
99-00 Annual Growth Rate.............               127%   71%    110%    258%

                                                                Silknet  Kana
                                                                ------- ------
Fully Diluted Market Capitalization
 ($ in millions).....................                           $2,714  $8,318

    Comparable Transactions. Goldman Sachs analyzed certain information relating to the proposed transaction in relation to certain publicly available information for 55 transactions. The following table presents the range and the median premiums over the market (based on recent stock prices prior to the announcement) and the premium over the acquired party's 52-week high prior to the announcement:

                                                       Comparable Transactions
                                                       ----------------------------
                                                           Range        Median
                                                       --------------- ------------
     Premium over the market..........................    (2.7)-196.2%     26.8%
     Premium over 52-week high........................     (50)- 35.3%      3.8%

 Other Considerations

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, may create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Kana or Silknet or the merger.

    The analyses were prepared solely for purposes of Goldman Sachs providing its opinion to Kana's board of directors as to the fairness to Kana from a financial point of view of the exchange ratio and do not purport to be appraisals or necessarily reflect the prices at which the business or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Kana, Silknet, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to Kana's board of directors was one of many factors taken into consideration by Kana's board of directors in making its determination to approve and adopt the merger agreement. The foregoing summary describes material analyses used by Goldman Sachs in connection with providing its opinion to Kana's board of directors on February 6, 2000, but does not purport to be a complete description of the analysis performed by Goldman Sachs in connection with such opinion and is qualified by reference to the written opinion of Goldman Sachs set forth in Appendix VI.

    Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate an other purposes. Kana selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

    Goldman Sachs is familiar with Kana having provided certain investment banking services to Kana from time to time, including having acted as a managing underwriter of an initial public offering of 3,300,000 Kana shares in September 1999 and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement.

    Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions in and hold securities, including derivative securities, of Kana for its own account and for the accountants of customers. As of February 6, 2000, entities affiliated with the Goldman Sachs Group L.P., which is the General Partner of Goldman, Sachs & Co., accumulated a long position of 477,874 shares of Silknet common stock.

    Pursuant to a letter agreement dated February 6, 2000, Kana engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction involving Silknet. Under the terms of the agreement, Goldman Sachs will receive a customary fee, a substantial portion of which is contingent on the closing of the merger. Kana has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees and disbursements plus any sales, use or similar taxes, and to indemnify Goldman Sachs against certain liabilities, including, to the extent permitted, liabilities under federal securities laws.

Recommendation of the Silknet Board of Directors and Silknet's Reasons for the Merger

    The board of directors of Silknet unanimously concluded that the merger agreement and the merger are fair to and in the best interests of Silknet and its stockholders, and determined to recommend that the stockholders adopt the merger agreement. This decision was based upon several potential benefits of the merger that Silknet's board believes will contribute to the success of the combined company compared to Silknet continuing to operate as an independent business. In addition to the potential benefits described under "Recommendation of the Kana Board of Directors and Kana's Reasons for the Merger," the Silknet board believes that additional reasons the merger will be beneficial to Silknet and its stockholders include the following:

  . Silknet believes that important advantages will accrue to the leader of the eCRM software market. To achieve this position, Silknet believes a company needs to grow rapidly. Kana's larger market capitalization, broad suite of products and services, and revenue growth will provide Silknet with additional resources to grow more rapidly than Silknet can grow as an independent company. The leader in the eCRM market will be in a stronger position to compete effectively and increase stockholder value.

  . Management of Silknet believes that it will be able to leverage Kana's existing customer base to sell Silknet products and services. Kana's customers, having adopted Kana products and services to manage online customer communications, may seek the broad eCRM software solutions provided by Silknet's products and services. Silknet believes it will be better able to sell its products and services to Kana's customers and prospects as part of a combined entity than it could as an independent company.

  . Silknet believes that the common stock of the combined entity may be a more valuable currency to finance future acquisitions at a faster pace and at a less dilutive price than Silknet could do with its stock alone.

    Silknet's board reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

  . information concerning Kana's business, financial performance and condition, operations and management;

  . information concerning the financial condition, results of operations and businesses of Kana and Silknet before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Kana common stock and Silknet common stock;

  . the consideration Kana will issue in the merger in light of comparable merger transactions;

  . the belief that the terms of the merger agreement and related agreements are reasonable;

  . the impact of the merger on the customers and employees of Silknet and the combined company;

  . results of the due diligence investigation conducted by Silknet's management, accountants, financial advisors and legal counsel; and

  . the analyses and presentations prepared by Credit Suisse First Boston and Credit Suisse First Boston's written opinion (the full text of which is attached as Appendix VII to this joint proxy statement/prospectus) to the effect that, as of February 6, 2000, and based upon and subject to the qualifications, assumptions and limitations set forth in its opinion, the exchange ratio was fair to Silknet's stockholders, other than Kana, from a financial point of view.

    Silknet's board also considered the terms of the merger agreement regarding Silknet's rights and limits on its ability to consider and negotiate other transaction proposals, as well as the possible effects of the provisions regarding termination fees and the stock option agreement. In addition, it was noted to Silknet's board that the merger is expected to be a tax-free transaction and accounted for as a purchase, which means that significant goodwill and intangible assets are expected to be created on the books of the combined company as a result of the merger.

    The Silknet board also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

  . the risk that the potential benefits of the merger may not be realized;

  . the risk that the merger may not be consummated, notwithstanding the voting agreements obtained from holders representing beneficial ownership (excluding any shares issuable upon the exercise of options or warrants) of approximately 42.6% of Silknet's common stock and holders of 52.1% of Kana's common stock as of February 3, 2000;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

  . the challenges of integrating Kana's operations in California with Silknet's operations in New Hampshire and the related challenges of conducting operations in both California and New Hampshire; and

  . other applicable risks described in this joint proxy statement/prospectus under "Risk Factors."

Silknet's board concluded, however, that these risks could be managed or mitigated and that on balance, the merger's potential benefits to Silknet and its stockholders outweighed the associated risks. This discussion of the information and factors considered by Silknet's board is not exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Silknet's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

    FOR THE REASONS DISCUSSED ABOVE, SILKNET'S BOARD OF DIRECTORS UNANIMOUSLY HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF SILKNET AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SILKNET STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

Opinion of Silknet's Financial Advisor

    This discussion of the opinion of Credit Suisse First Boston, Silknet's financial advisor, and the supporting share information have been adjusted to reflect the stock dividend paid by Kana on February 22, 2000.

    Silknet retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the merger. Credit Suisse First Boston was selected by the Silknet board of directors to act as Silknet's financial advisor based on Credit Suisse First Boston's qualifications, expertise and reputation, as well as Credit Suisse First Boston's investment banking relationship and familiarity with

Silknet. On February 6, 2000, the Silknet board of directors met to review the proposed merger with Kana and the final terms of the merger agreement. During this meeting Credit Suisse First Boston rendered its oral opinion, subsequently confirmed in writing, that, as of February 6, 2000, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the exchange ratio was fair to Silknet's stockholders, other than Kana, from a financial point of view.

    The full text of the Credit Suisse First Boston opinion sets forth, among other things, assumptions made, procedures followed, matters considered and limitations set on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion. The full text of the opinion is attached as Appendix VII to this proxy statement/prospectus and is incorporated by reference in its entirety. Silknet stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness of the exchange ratio to Silknet's stockholders, other than Kana, from a financial point of view as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Silknet or Kana special meeting. The summary of the Credit Suisse First Boston opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

    In connection with its opinion, Credit Suisse First Boston, among other things:

  . reviewed publicly available business and financial information relating to Silknet and Kana, as well as the merger agreement;

  . reviewed other information, including financial forecasts, provided to Credit Suisse First Boston by Silknet, and met with the management of each of Silknet and Kana to discuss the business and prospects of Silknet and Kana;

  . considered financial and stock market data of Silknet and Kana and compared that data with similar data for other publicly held companies in businesses Credit Suisse First Boston deemed similar to those of Silknet and Kana;

  . considered, to the extent publicly available, the financial terms of other business combinations and other transactions which have recently been effected; and

  . considered other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

    In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial information relating to Silknet and Kana, Credit Suisse First Boston has been advised, and has assumed, that such information reflects reasonable estimates and judgments as to the future financial performance of Silknet and Kana. Silknet also has informed Credit Suisse First Boston, and Credit Suisse First Boston has assumed, that the merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Silknet or Kana, nor was Credit Suisse First Boston furnished with any evaluations or appraisals. The Credit Suisse First Boston opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on February 6, 2000. Credit Suisse First Boston did not express any opinion as to what the value of the Kana common stock actually will be when issued to Silknet's stockholders pursuant to the merger or as to the prices at which such Kana common stock will trade subsequent to merger. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Silknet.

    In preparing the Credit Suisse First Boston opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analyses performed by Credit Suisse First Boston as a comparison is identical to Silknet, Kana or the contemplated merger. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of Silknet or Kana. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Silknet or Kana. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness to Silknet from a financial point of the exchange ratio and were provided to the Silknet board of directors in connection with the delivery of the Credit Suisse First Boston opinion.

    The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Silknet board of directors at its meeting held on February 6, 2000. Certain of the summaries of those financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

    Historical Stock Price Analysis. Credit Suisse First Boston analyzed the closing prices of Kana common stock from September 22, 1999 through February 4, 2000. Credit Suisse First Boston noted that the high closing price for Kana common stock during such period was $129.57 on January 27, 2000, and the low closing price for Kana common stock during such period was $23.25 on September 29, 1999.

    Credit Suisse First Boston also analyzed the closing prices of Silknet common stock from May 5, 1999 through February 4, 2000. Credit Suisse First Boston noted that the high closing price for Silknet common stock during such period was $168.00 on January 27, 2000, and the low closing price for Silknet common stock during such period was $23.19 on May 10, 1999.

    Comparative Stock Price Performance. Credit Suisse First Boston reviewed the recent stock price performance of Silknet and compared such performance with selected companies in the eBusiness applications software industry listed below and with the Nasdaq composite index over the period from May 5, 1999 through February 4, 2000. The results of this analysis were as follows:

                                                       Increase / (Decrease) in
                                                        Market Price per Share
                                                         From May 5, 1999 to
   Company or Index                                        February 4, 2000
   ----------------                                    ------------------------
   Silknet............................................           294 %
   Kana...............................................           403 %
   BroadVision, Inc...................................           712 %
   Calico Commerce, Inc...............................           (38)%
   E.piphany, Inc.....................................           230 %
   Vignette Corporation...............................           414 %
   Nasdaq Composite Index.............................            67 %

    Exchange Ratio Analysis. Credit Suisse First Boston reviewed the average of the ratios of the closing price of Kana common stock to the closing price of Silknet common stock observed on each trading day over various periods ending on February 4, 2000 and computed the premium represented by the exchange ratio when compared to these average exchange ratios. The following table sets forth the average exchange ratios over the various periods covered and the premium represented by the exchange ratio when compared to the average exchange ratios over various periods:

                                                                     Premium
                                                                   Represented
                                                                     by the
                                                                 Exchange Ratio
   Period Ending                                Average Exchange Versus Average
   February 4, 2000                                  Ratios      Exchange Ratios
   ----------------                             ---------------- ---------------
    1 trading day..............................      1.070x           55.1%
   10 trading days.............................      1.224x           35.7%
   30 trading days.............................      1.372x           21.0%
   45 trading days.............................      1.311x           26.7%
   60 trading days.............................      1.300x           27.7%
   90 trading days.............................      1.494x           11.1%
   Period Average..............................      1.520x            9.2%

    Peer Group Comparison. Credit Suisse First Boston compared equity market capitalization and aggregate market capitalization as a multiple of revenues for each of Silknet and Kana with corresponding information for the following companies in the eBusiness applications software industry:

   ECommerce Enabling                           Traditional CRM
   ------------------                           ---------------
   .  Art Technology Group, Inc.                . Aspect Communications Corp.
   .  BroadVision, Inc.                         . ONYX Software Corporation
   .  Calico Commerce, Inc.                     . Pivotal Corporation
   .  eGain Communications Corporation          . Remedy Corporation
   .  Interworld Corporation                    . Siebel Systems, Inc.
   .  Net Perceptions, Inc.
   .  Vignette Corporation
   eAnalytics                                   Content Management
   ----------                                   ------------------
   .  Broadbase Software, Inc.                  . Interwoven, Inc.
   .  MicroStrategy Incorporated                . Vignette Corporation
   .  E.piphany, Inc.
   .  Exchange Applications Inc.

    For the groups of companies, the mean of the group is shown. The multiples are based on a compilation of publicly available information and consensus forecasts by securities research analysts. In addition Credit Suisse First Boston compared the aggregate market capitalization as a multiple of revenues implied by the exchange ratio to the corresponding information for the same group of companies. The analysis is based upon the closing stock prices for all of the companies as of February 4, 2000. In particular, such comparison showed:

                                                               Aggregate Value/
                                                              Projected Revenue
                                                              for Calendar Year
                                                              ------------------
   Company or Group of Companies                                2000      2001
   -----------------------------                              --------- --------
   Multiples implied by the exchange ratio...................     97.2x    58.6x
   Silknet...................................................     61.9x    37.3x
   Kana......................................................    187.9x    89.9x
   eCommerce Enabling........................................     49.2x    26.9x
   eAnalytics................................................     44.6x    24.4x
   Content Management........................................     74.5x    43.3x
   Traditional CRM...........................................     13.9x     9.9x

    Precedent Transactions Analysis. Credit Suisse First Boston reviewed 146 precedent stock-for-stock technology transactions since March 2, 1990 and 62 precedent stock-for-stock technology transactions since March 12, 1992 in which the target shareholders' pro forma ownership was greater than 20% (referred to as the precedent transactions) and compared certain publicly available financial statistics for the precedent transactions to the comparable financial statistics for the merger. Credit Suisse First Boston computed the median premium/(discount) represented by the exchange ratios of the precedent transactions over various periods prior to the announcement of each precedent transaction. Credit Suisse First Boston also calculated the implied exchange ratio that resulted from applying the average premium/(discount) in the precedent transactions to the average of the closing prices of the Kana and Silknet common stock over the comparable periods and compared these implied exchange ratios to the exchange ratio in the merger. The following table sets forth the results of such analysis:

                            146 Precedent Transactions
   -----------------------------------------------------------------------------
                                                            Premium/(Discount)
                                                            Represented by the
                                                  Implied  Exchange Ratio in the
   Period ended                           Median  Exchange Merger to the Implied
   February 4, 2000                       Premium  Ratio      Exchange Ratio
   ----------------                       ------- -------- ---------------------
    1 trading day........................  27.7%   1.366x           21.5 %
   10 trading days.......................  32.7%   1.624x            2.2 %
   30 trading days.......................  34.0%   1.839x           (9.7)%
   60 trading days.......................  33.1%   1.730x           (4.0)%
   90 trading days.......................  28.7%   1.922x          (13.6)%
   Average...............................  30.8%   1.690x           (1.8)%
    62 Precedent Transactions with Target Pro Forma Ownership Greater than 20%
   -----------------------------------------------------------------------------
                                                             Premium/(Discount)
                                                            Represented by the
                                                  Implied  Exchange Ratio in the
   Period ended                           Median  Exchange Merger to the Implied
   February 4, 2000                       Premium  Ratio      Exchange Ratio
   ----------------                       ------- -------- ---------------------
    1 trading day........................  26.4%   1.352x           22.8 %
   10 trading days.......................  28.7%   1.575x            5.4 %
   30 trading days.......................  32.9%   1.823x           (9.0)%
   60 trading days.......................  31.5%   1.710x           (2.9)%
   90 trading days.......................  26.5%   1.889x          (12.1)%
   Average...............................  29.8%   1.677x           (1.0)%

    No transaction utilized as a comparison in the precedent transactions analysis is identical to the merger. In evaluating the merger, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Silknet and Kana, such as the impact of competition on the businesses of Silknet and Kana and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Silknet, Kana or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using precedent transaction data.

    Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Silknet and Kana to the revenues and the gross profits for the actual financial results for the last quarter annualized and calendar year 1999 and the projected financial results for calendar years 2000 and 2001. These financial projections were based on estimates published by research analysts with respect to Silknet and Kana. Credit Suisse First Boston then analyzed the pro forma ownership of the combined company implied by Silknet's relative contribution and the exchange ratio implied by that pro forma ownership. The following table sets forth the results of Credit Suisse First Boston's analysis:

                                                               Silknet  Implied
                                                               Implied  Exchange
                                                              Ownership  Ratio
                                                              --------- --------
     Revenue
     Last quarter annualized.................................   55.1%    4.020x
     1999....................................................   62.2%    5.387x
     2000....................................................   49.5%    3.212x
     2001....................................................   43.8%    2.554x
     Calendar Year Gross Profit
     Last quarter annualized.................................   63.8%    5.776x
     1999....................................................   68.9%    7.265x
     2000....................................................   53.3%    3.748x
     2001....................................................   43.9%    2.569x

    Pro Forma Financial Impact Analysis. Credit Suisse First Boston analyzed pro forma effects of the merger, including, among other things, the impact of the merger on the estimated revenue per share as reported in calendar year 2000 and 2001 based on estimates published by research analysts with respect to Silknet and Kana. The following table sets forth, based on those financial estimates, the resulting percentage accretion to Kana's estimated revenue per share for calendar years 2000 and 2001:

     Calendar Year                                                     Accretion
     -------------                                                     ---------
     2000.............................................................   31.4%
     2001.............................................................   18.0%

    Credit Suisse First Boston computed a potential future trading range for the Kana common stock assuming that the merger is completed and based on various revenue multiples and the pro forma revenues of the combined company for calendar years 2000 and 2001. To sustain the market price of Kana common stock as of February 4, 2000, Credit Suisse First Boston noted that the combined company would have to trade at revenue multiples of greater than 143.0 times calendar year 2000 pro forma revenues and 76.2 times calendar year 2001 pro forma revenues.

    As described above, the Credit Suisse First Boston opinion and presentation to the Silknet board of directors was one of many factors taken into consideration by the Silknet board of directors in making its determination to recommend the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Silknet board of directors or the management of Silknet with respect to the value of Silknet or Kana or whether the Silknet board of directors would have been willing to agree to a different exchange ratio.

    The Silknet board of directors retained Credit Suisse First Boston to act as its financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the Silknet board of directors based on Credit Suisse First Boston's qualifications, expertise and reputation, as well as its familiarity with Silknet. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston and its affiliates have performed investment banking services for Silknet, including acting as lead underwriter in Silknet's initial public offering, and have received customary fees for these services. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Silknet and Kana for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in these securities.

    Under an engagement letter dated January 17, 2000, Silknet engaged Credit Suisse First Boston to provide financial advisory services to the Silknet board of directors in connection with the transaction, including, among other things, rendering its opinion and making the presentation referred to above. Under the terms of the engagement letter, Silknet has agreed to pay Credit Suisse First Boston a customary fee in connection therewith, a substantial portion of which will be paid upon the consummation of the merger. In addition, Silknet has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and related persons against liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including, to the extent permitted, liabilities arising under the federal securities laws.

Interests of Silknet's Management in the Merger and Potential Conflicts of Interest

    Upon consummation of the merger, it is anticipated that the directors and executive officers of Silknet and their affiliates will beneficially own approximately 12 percent of the then outstanding shares of Kana common stock, calculated on the basis set forth under the heading "Principal Stockholders of Silknet".

    The executive officers of Silknet have outstanding stock options to purchase an aggregate of 535,650 shares of Silknet common stock. Upon completion of the merger, vesting and exerciseability of the options held by these executive officers will accelerate by one year, and the options will become exercisable with respect to these newly vested shares.

    The following non-employee members of the Silknet board of directors each hold an outstanding option to purchase 10,000 shares of Silknet common stock:
Messrs. Bradley, Chua, Fung, Goldfarb and Urban. Each of those options will vest in full at the closing of the merger.

    In addition, the executive officers of Silknet, including James C. Wood, Nigel K. Donovan and Patrick J. Scannell, Jr., have employment agreements under which they will be entitled to twelve months of salary continuation payments and accelerated vesting of their outstanding options, including the Silknet options assumed by Kana in the merger, in the event they are not offered employment by Kana in a comparable position and at a comparable salary, or their employment is terminated by Kana without just cause within 12 months after the merger. Mr. Wood, Silknet's Chief Executive Officer, has agreed to an amendment to his employment agreement which provides that the completion of the merger with Kana will not entitle him to any salary continuation payments or accelerated vesting of his option shares under his employment agreement.

    The acceleration of the vesting of options upon execution of the merger agreement for certain employees of Silknet may result in "excess parachute payments" as defined in Section 280G of the Internal Revenue Code. Excess parachute payments are not deductible in accordance with Section 280G. As a result, Kana will not be entitled to a tax deduction for the amounts determined to be excess parachute payments.

    See "Silknet Stock Options and Warrants" for a description of the outstanding Silknet stock options and warrants that will become stock options and warrants to purchase Kana common stock upon consummation of the merger.

    The merger agreement provides that James C. Wood, Silknet's President and Chief Executive Officer, will be elected to Kana's board of directors, and will be entitled to serve for one year from the effective time of the merger and thereafter until his successor shall be duly elected and qualified.

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

    Kana has agreed to indemnify present and former officers and directors of Silknet against any costs or expenses, judgments, fines, losses, claims, damages or liabilities arising out of or pertaining to matters relating to their service as such an officer or director existing or occurring at or prior to the effective time (including, without limitation, the transactions contemplated by the merger agreement) whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Silknet would have been permitted under applicable law and its charter documents. The merger agreement provides that all rights to indemnification for present and former officers and directors of Silknet shall survive the merger and continue in full force and effect for a period of not less than six years from the effective time. Kana also has agreed to maintain insurance for Silknet's directors and officers equivalent to Silknet's current directors' and officers' liability insurance for not less than six years after the effective time, subject to limitations.

    As a result of the foregoing, the directors and executive officers of Silknet may be more likely to approve the merger than Silknet stockholders generally.

The Merger

    Pistol Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Kana, will merge with and into Silknet following:

  .  the adoption of the merger agreement by the Silknet stockholders;

  . the approval of the issuance of Kana common stock in the merger by the Kana stockholders; and

  .  the satisfaction or waiver of the other conditions to the merger.

    Silknet will be the surviving corporation and become a wholly-owned subsidiary of Kana following the merger.

Closing

    At the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware. Kana and Silknet are working toward completing the merger promptly and hope to complete the merger by the spring of 2000. Because the merger is subject to a number of conditions, however, we cannot predict the exact timing.

Conversion of Silknet Stock in the Merger

    At the effective time, each outstanding share of Silknet common stock will automatically be converted into the right to receive 1.66 shares of Kana common stock. The number of shares of Kana common stock issuable in the merger will be proportionately adjusted as appropriate for any stock split, stock dividend or similar event with respect to Silknet common stock or Kana common stock effected between the date of this joint proxy statement/prospectus and the completion of the merger.

Silknet Stock Options and Warrants

    Immediately prior to the effective time of the merger, the vesting schedule of any unvested shares of Silknet common stock will accelerate by a period of one year. At the effective time, each option to purchase shares of Silknet common stock issued under Insite's 1997 Stock Option Plan and Silknet's 1995 Employee Stock Option Plan, 1999 Stock Option and Incentive Plan, 1999 Non-Employee Director Stock Option Plan, and 1999 Employee Stock Purchase Plan, and all other

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

options to purchase Silknet's common stock and warrants outstanding as of the effective time will be assumed by Kana, regardless of whether the options and warrants are then exercisable, and converted into options and warrants to purchase Kana common stock. Each assumed Silknet stock option and warrant will constitute an option or warrant to acquire, on the same terms and conditions that were applicable to the option or warrant immediately prior to the effective time, that number of shares of Kana common stock equal to the number of shares of Silknet common stock purchasable pursuant to such option or warrant multiplied by 1.66 (rounded down to the nearest whole number), at a price per share (rounded upward to the nearest whole cent) equal to the aggregate exercise price for the shares of Silknet common stock purchasable pursuant to such Silknet stock option or warrant immediately prior to the effective time divided by the number of full shares of Kana common stock deemed purchasable pursuant to such Silknet stock option or warrant in accordance with the foregoing.

    The parties intend for the Silknet stock options assumed by Kana to qualify as incentive stock options to the extent the stock options qualified as incentive stock options prior to the effective time.

The Exchange Agent

    As of the effective time, Kana is required to deposit with a bank or trust company certificates representing the shares of Kana common stock to be exchanged for shares of Silknet common stock and cash to pay for any dividends or distributions that holders of Silknet common stock may be entitled to receive under the merger agreement.

Exchange of Silknet Stock Certificates for Kana Stock Certificates

    Promptly after the effective time, the exchange agent will mail to Silknet stockholders a letter of transmittal and instructions for surrendering their Silknet stock certificates in exchange for Kana stock certificates.

    Silknet stockholders should not submit their stock certificates for exchange until they have received the letter of transmittal and instructions referred to above.

Transfer of Ownership; Distributions with Respect to Unexchanged Shares

    Kana will issue a Kana stock certificate in a name other than the name registered for the surrendered Silknet stock certificate only if the exchange agent is given all documents required

  .  to show and effect the unrecorded transfer of ownership; and

  .  to show that any applicable stock transfer taxes have been paid.

    Silknet stockholders are not entitled to receive any dividends or other distributions on Kana common stock with a record date after the merger is completed until they have surrendered their Silknet stock certificates in exchange for Kana stock certificates.

    If there is any dividend or other distribution on Kana common stock with a record date after the merger, former Silknet stockholders will receive, only following surrender of their Silknet stock certificates, the dividend or other distribution payable with respect to the whole shares of Kana common stock issued in exchange for their Silknet stock certificates.

Representations and Warranties

    Kana and Silknet each made representations and warranties in the merger agreement about their authority to enter into the merger agreement and to consummate the merger and the other

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

transactions contemplated by the merger agreement and about aspects of their business, assets, financial condition, structure and other facts pertinent to the merger.

    Silknet's representations and warranties addressed, among other things, the following topics:

  .  Silknet's organization, qualification to do business and good standing;

  .  Silknet's capitalization;

  . the effect of the merger agreement and the merger on obligations of Silknet;

  .  governmental consents and approvals in connection with the merger;

  .  Silknet's filings and reports with the Securities and Exchange
     Commission;

  .  Silknet's financial statements;

  .  absence of undisclosed liabilities;

  .  changes in Silknet's business since February 6, 2000;

  .  matters relating to Silknet's employees;

  .  Silknet's material contracts and obligations;

  .  litigation involving Silknet;

  .  environmental laws that apply to Silknet;

  .  tax matters regarding the merger;

  .  intellectual property used or owned by Silknet;

  .  Silknet's insurance;

  .  Silknet's affiliates;

  . absence of existing discussions with respect to an alternative takeover proposal;

  .  absence of interested party transactions;

  .  the registration statement and joint proxy statement/prospectus; and

  .  restrictions on Silknet's business.

    Kana made representations addressing the following topics:

  .  Kana's organization, qualification to do business and good standing;

  .  Kana's capitalization;

  . the effect of the merger agreement and the merger on obligations of Kana;

  . inapplicability of governmental consents and approvals in connection with the merger;

  .  changes in Kana's business since February 6, 2000;

  .  Kana's filings and reports with the Securities and Exchange Commission;

  .  Kana's financial statements;

  .  litigation involving Kana;

  .  absence of undisclosed liabilities;

  .  tax matters regarding the merger;

  .  the registration statement and joint proxy statement/prospectus; and

  .  intellectual property used or owned by Kana.

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

    The representations and warranties in the merger agreement are extensive and not easily summarized. Stockholders are urged to read carefully the articles in the merger agreement entitled "Representations and Warranties of Silknet" and "Representations and Warranties of Kana."

Silknet's and Kana's Conduct of Business Before Completion of the Merger

    Silknet has agreed that, until the completion of the merger or unless Kana consents in writing, Silknet and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practices and shall use reasonable efforts:

  . to keep available the services of their current officers, significant employees and consultants; and

  . to preserve their relationships with customers, suppliers, distributors and other persons with which they have business relations in order to preserve substantially intact their business organization.

    Silknet has also agreed that Silknet and its subsidiaries will not, until the completion of the merger or unless Kana consents in writing, engage in any of the following:

  . modification of exercisability of any stock options or authorization of cash payments in exchange for stock options except as otherwise required under any stock plan;

  . declaration, setting aside or issuance of dividends or other distributions;

  . material modification of any Silknet intellectual property rights except in the ordinary course of business consistent with past practices;

  . issuance, sale, pledge or encumbrance of shares of Silknet capital stock or securities convertible into Silknet capital stock, except for limited issuances of securities in connection with stock option grants consistent with past practices to existing and newly hired employees, subject to limitations, or the exercise of outstanding stock options under Silknet's stock option plans;

  .  acquisition of interests in other entities;

  . disposition of any material properties or assets other than performing transactions in connection with existing contracts or providing products and services in the ordinary course of business or consistent with past practice;

  . increase of compensation payable to directors, officers, consultants or employees, except with respect to employees who are not officers and in accordance with past practices;

  . granting of any additional severance arrangements or entering into of any additional agreements with any employees or officers;

  .  entering into any collective bargaining agreement;

  .  modification of Silknet's certificate of incorporation or bylaws;

  . entering into or material amendment of any license agreement or other material marketing, manufacturing or other rights agreements;

  . modification or termination of material contracts, except in the ordinary course of business;

  . waiver or release of any material right or claim, except in the ordinary course of business;

  .  initiation of litigation or arbitration;

  .  incurrence of any indebtedness in excess of $10,000,000;

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

  . making of new capital expenditures, or entering into any agreements providing for payments which, individually, are in excess of $1,000,000 or, in the aggregate, are in excess of $5,000,000;

  . making of material tax elections or settlements or compromises of any material tax liability;

  . payment of indebtedness other than in the ordinary course consistent with past practice; and

  .  taking or agreeing to take any of the actions described above.

    Kana has agreed that, until the completion of the merger or unless Silknet consents in writing, Kana and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practices and shall use reasonable efforts:

  . to keep available the services of their current officers, significant employees and consultants; and

  . to preserve their relationships with customers, suppliers, distributors and other persons with which they have business relations in order to preserve substantially intact their business organization.

    Kana has also agreed that Kana and its subsidiaries will not, until the completion of the merger or unless Silknet consents in writing, engage in any of the following:

  . modification of exercisability of any stock options or authorization of cash payments in exchange for stock options except as otherwise required under any stock plan;

  . declaration, setting aside or issuance of dividends or other distributions;

  . disposition of any material properties or assets, except for transactions in the ordinary course of business;

  . material modification of any Kana intellectual property rights except in the ordinary course of business consistent with past practices;

  . entering into or material amendment of any OEM agreement or other material marketing, manufacturing or other rights agreements;

  . modification or termination of material contracts, except in the ordinary course of business;

  . waiver or release of any material right or claim, except in the ordinary course of business;

  .  initiation of litigation or arbitration; and

  .  taking or agreeing to take any of the actions described above.

  Each of Silknet and Kana has also agreed:

  .  to notify the other promptly of certain events;

  . to provide reasonable access to the other to its facilities and records;

  . to make all necessary filings and obtain any consents and approvals as may be required in connection with the merger agreement and the merger; and

  . to provide the other copies of its filings with the Securities Exchange Commission.

    The agreements related to the conduct of each of Silknet's and Kana's businesses in the merger agreement are complicated and not easily summarized. Stockholders are urged to carefully read the article in the merger agreement entitled "Conduct of Business."

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

No Solicitation of Transactions

    Until the merger is completed or the merger agreement is terminated, each party has agreed not to take any of the following actions, directly or indirectly:

  . solicit, initiate, encourage or agree to any inquiry or proposal constituting a "Silknet Takeover Proposal" or a "Kana Takeover Proposal," as applicable, by a third party;

  . negotiate with any person, or disclose any information, with respect to a "Silknet Takeover Proposal" or a "Kana Takeover Proposal," as applicable;

  . authorize, approve or recommend "Silknet Takeover Proposal" or a "Kana Takeover Proposal," as applicable," or

  . enter into any letter of intent or similar document providing for "Silknet Takeover Proposal" or a "Kana Takeover Proposal," as applicable.

  A "Silknet Takeover Proposal" is an offer or proposal for, or an indication of interest in:

  .  a merger, consolidation or similar transaction involving Silknet;

  . a sale or other disposition of all or substantially all of Silknet's assets, or of any asset the absence of which would materially diminish the value of the merger to Kana;

  .  the acquisition of 20% or more of Silknet's outstanding capital stock;
     or

  .  any transaction inconsistent with consummation of the merger.

    A "Kana Takeover Proposal" is an offer or proposal for, or an indication of interest in:

  . a merger, consolidation or similar transaction involving a change in control of Kana;

  . a sale or other disposition of all or substantially all of Kana's assets;

  .  acquisition of a majority of Kana's outstanding capital stock; or

  .  any other transaction inconsistent with consummation of the merger which offer, proposal or indication of interest is conditioned on the termination by Kana of the merger agreement or rejection by Kana's stockholders of the proposal to be voted by them to approve the issuance of shares of Kana common stock in the merger.

    The Silknet and Kana boards are not prohibited, however, from complying with the rules of the Exchange Act with respect to a tender or exchange offer.

    In addition, each company may provide information in connection with and negotiate a takeover proposal, if, among other things:

  . neither the company nor its representatives violated the merger agreement with respect to the takeover proposal;

  . the board of directors determines in good faith, after considering the advice of an investment bank of nationally recognized reputation, that the takeover proposal is substantially more favorable to the company and its stockholders than the merger, taking into account the anticipated long-term strategic benefits of the merger to the company's stockholders;

  . the board of directors concludes in good faith, after consultation with the company's outside legal counsel, that failure to take such action would be inconsistent with the fiduciary obligations of the board to the company's stockholders under applicable law; and

  . the company gives the other party written notice of the identity of the person making the takeover proposal, the terms of the proposal and the company's intention to respond to the proposal prior to responding.

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

Conditions to Completing the Merger

    Kana's and Silknet's respective obligations to complete the merger and the related transactions are subject to adoption of the merger agreement by Silknet's stockholders and the approval of the issuance of Kana common stock in the merger by Kana's stockholders, as well as the prior satisfaction or waiver (if permitted by applicable law) of each of the following conditions before completion of the merger:

  . the registration statement relating to the issuance of shares of Kana common stock as contemplated by the merger agreement must be declared effective by the SEC and must not be the subject of any stop order or proceedings seeking a stop order;

  . no order, statute, writ, injunction or decree prohibits or prevents completion of the merger;

  . all consents, approvals and authorization legally required to consummate the merger must have been obtained from all governmental entities, except where no material adverse effect could reasonably be expected to occur; and

  . the shares of Kana common stock to be issued in connection with the merger must be approved for listing with the Nasdaq National Market.

    Kana's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . Silknet's representations and warranties must be true and correct in all material respects when made and as of the completion of the merger, and Kana shall have received from Silknet an officer's certificate to that effect;

  . Silknet must have performed or complied in all material respects with all of its covenants in the merger agreement, and Kana shall have received from Silknet an officer's certificate to that effect;

  . each officer and director of and each affiliate controlled by Silknet must have entered into agreements not to transfer their shares of Kana common stock for 90 days after the merger;

  . Kana must have obtained the opinion of its counsel to the effect that the merger will constitute a reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code; and

  . no change in or effect on the business of Silknet exists that is or is reasonably likely to be materially adverse to the business, assets, liabilities, financial condition or results of operations of Silknet.

    Silknet's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . Kana's representations and warranties must be true and correct in all material respects when made and as of the completion of the merger, and Silknet shall have received from Kana an officer's certificate to that effect;

  . Kana must have performed or complied in all material respects with all of its covenants in the merger agreement, and Silknet shall have received from Kana an officer's certificate to that effect;

  . each officer and director of and each affiliate controlled by Kana must have entered into stand-off agreements not to transfer their shares of Kana common stock for 90 days after the merger;

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

  . Kana must have amended its investors' rights agreement so as to provide registration rights for the shares of Kana common stock to be received by Silknet stockholders with registration rights with respect to their shares of Silknet common stock;

  . Silknet must have obtained the opinion of its counsel to the effect that the merger will constitute a reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code; and

  . no change in or effect on the business of Kana and its subsidiaries exists that is or is reasonably likely to be materially adverse to the business, assets, liabilities, financial condition or results of operations of Kana and its subsidiaries, taken as a whole.

Extension, Waiver and Amendment of the Merger Agreement

    Prior to the consummation of the merger, Kana and Silknet may amend the merger agreement. Either Kana or Silknet may, in writing, extend the other's time for or waive compliance with the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

Termination of the Merger Agreement

    The merger agreement may be terminated under limited circumstances at any time before the completion of the merger, as summarized below:

  . the merger agreement may be terminated by mutual consent of Kana and Silknet; or

  . the merger agreement may also be terminated by either Kana or Silknet if the conditions to completion of the merger would not be satisfied because of a breach of a representation, warranty, covenant or agreement of the other party, and the breaching party does not cure the breach within twenty business days.

    In addition, the merger agreement may be terminated by either Kana or Silknet under any of the following circumstances:

  . if the merger is not completed, without the fault of the terminating party, by July 31, 2000;

  . if a final court order prohibiting the merger is issued and is not appealable;

  . if the Kana stockholders do not approve the issuance of Kana common stock at the Kana special meeting; or

  . if the Silknet stockholders do not adopt the merger agreement at the Silknet special meeting.

  Furthermore, the merger agreement may be terminated by Kana:

  . if Silknet's board withdraws or modifies in a manner adverse to Kana its recommendation as to the merger agreement or the merger;

  . if, with respect to a "Silknet Takeover Proposal" as described in more detail in "The Merger--No Solicitation of Transactions" on page 65, Silknet's board recommends an alternative takeover proposal to its stockholders;

  . if Silknet or its representatives participate in discussions or negotiations regarding a "Silknet Takeover Proposal" in material violation of the merger agreement; or

  .  if presented with an unsolicited, superior offer by a third party.

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

    Finally, the merger agreement may be terminated by Silknet if any of the following occurs:

  . if Kana's board withdraws or modifies in a manner adverse to Silknet its recommendation as to the merger agreement or the merger;

  . if, with respect to a "Kana Takeover Proposal" relating to Kana as described in more detail in "The Merger--No Solicitation of Transactions" on page 65, Kana's board recommends an alternative takeover proposal to its stockholders;

  . if Kana or its representatives participate in discussions or negotiations regarding a "Kana Takeover Proposal" in material violation of the merger agreement; or

  .  if presented with an unsolicited, superior offer by a third party.

Payment of Fees and Expenses

    Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense, except that expenses incurred in connection with printing, filing and mailing the joint proxy statement/prospectus and the registration statement shall be shared equally.

    Silknet has agreed to pay Kana a cash termination fee of $148,300,000 if Silknet terminates the merger agreement as a result of a "Silknet Takeover Proposal" it deems to be a superior offer and five business days have passed since Kana's receipt of written notice:

     . that the board of directors is prepared to accept the "Silknet Takeover Proposal"; and

     . specifying the material terms and conditions of the "Silknet Takeover Proposal" and identifying the persons proposing the "Silknet Takeover Proposal".

    In addition, Silknet has agreed to pay Kana a cash termination fee of $40,000,000 upon termination of the merger agreement and $108,300,000 upon consummation of a "Silknet Takeover Proposal" prior to the first anniversary of the termination of the merger agreement in the following circumstances:

  . Kana terminates the merger agreement as a result of Silknet board's withdrawing, modifying or changing its recommendation in favor of the merger in a manner adverse to Kana;

  . Kana terminates the merger agreement as a result of Silknet's board's recommendation of a "Silknet Takeover Proposal";

  . Kana terminates the merger agreement as a result of Silknet or any of its representatives taking any action to solicit a "Silknet Takeover Proposal";

  . after a "Silknet Takeover Proposal" has been made, Kana terminates the merger agreement as a result of a breach by Silknet of a representation, warranty, covenant or agreement which causes conditions precedent to closing not to be satisfied that remain uncured for 20 business days; or

  . after a "Silknet Takeover Proposal" has been made, either Kana or Silknet terminates the merger agreement because Silknet's stockholders failed to adopt the merger agreement or because the merger is not completed by July 31, 2000.

    Kana has agreed to pay Silknet a cash termination fee of $148,300,000 if Kana terminates the merger agreement as a result of a "Kana Takeover Proposal" it deems to be a superior offer and five business days have passed since Silknet's receipt of written notice:

     . that the board of directors is prepared to accept the "Kana Takeover Proposal"; and

     . specifying the material terms and conditions of the "Kana Takeover Proposal" and identifying the persons proposing the "Kana Takeover Proposal."

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

    In addition, Kana has agreed to pay Silknet a cash termination fee of $40,000,000 upon termination of the merger agreement and $108,300,000 upon consummation of a "Kana Takeover Proposal" prior to the first anniversary of termination of the merger agreement in the following circumstances:

  . Silknet terminates the merger agreement as a result of Kana board's withdrawing, modifying or changing its recommendation in favor of the merger in a manner adverse to Silknet;

  . Silknet terminates the merger agreement as a result of Kana's board's recommendation of a "Kana Takeover Proposal";

  . Silknet terminates the merger agreement as a result of Kana or any of its representatives taking any action to solicit a "Kana Takeover Proposal";

  . after a "Kana Takeover Proposal" has been made, Silknet terminates the merger agreement as a result of an intentional breach by Kana of a representation, warranty, covenant or agreement which causes conditions precedent to closing not to be satisfied that remain uncured for 20 business days; or

  . after a "Kana Takeover Proposal" has been made, either Silknet or Kana terminates the merger agreement because Kana's stockholders failed to approve the issuance of Kana common stock contemplated by the merger agreement or because the merger is not completed by July 31, 2000.

Material Federal Income Tax Considerations

    The following discussion describes the material federal income tax considerations relevant to the exchange of shares of Silknet common stock for Kana common stock in connection with the merger that are generally applicable to holders of Silknet common stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Silknet stockholders as described herein.

    Silknet stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Silknet stockholders in light of their particular circumstances, such as stockholders who:

  .  are dealers in securities;

  . are subject to the alternative minimum tax provisions of the Internal Revenue Code;

  .  are foreign persons;

  .  do not hold their Silknet common stock as capital assets; or

  . acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

    In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of Silknet common stock are acquired or shares of Kana common stock are disposed of, the tax consequences of the assumption by Kana of Silknet stock options or the tax consequences of the receipt of rights to acquire Kana common stock, or the tax consequences under Sections 280G and 4999 of the Internal Revenue Code. Accordingly, Silknet stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable federal, state, local and foreign tax consequences.

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

    The merger is intended to constitute a reorganization within the meaning of the Internal Revenue Code. If the merger does qualify as a reorganization, then, subject to the limitations and qualifications referred to herein, the merger will generally result in the following federal income tax consequences to Silknet stockholders:

  . No gain or loss will be recognized by holders of Silknet common stock solely because of their receipt of Kana common stock in exchange for Silknet common stock in the merger.

  . The aggregate tax basis of the Kana common stock received by Silknet stockholders in the merger, including the tax basis attributable to fractional shares for which cash will be received, will be the same as the aggregate tax basis of the Silknet common stock surrendered in exchange therefor.

  . The holding period of the Kana common stock received by each Silknet stockholder in the merger will include the period for which the Silknet common stock surrendered in exchange therefor was considered to be held, provided that the Silknet common stock so surrendered is held as a capital asset at the time of the merger.

  . Holders of Silknet common stock who receive cash in lieu of a fractional share of Kana common stock will be treated as having received the fractional share and immediately after having received cash from Kana in redemption of the fractional share. Silknet stockholders generally will recognize gain or loss in connection with the redemption equal to the difference between the amount of cash received and the tax basis attributable to the redeemed fractional share of Kana common stock.

    The parties are not requesting and will not request a ruling from the Internal Revenue Service as to the tax consequences of the merger. It is a condition to completion of the merger that Silknet obtain an opinion from Testa, Hurwitz & Thibeault, LLP and that Kana obtain an opinion from Brobeck, Phleger & Harrison LLP to the effect that the merger will constitute a reorganization within the meaning of the Internal Revenue Code. Silknet stockholders should be aware that these tax opinions do not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. These tax opinions will be subject to certain assumptions and qualifications, including but not limited to the truth and accuracy of certain representations made by Silknet and Kana.

    A successful IRS challenge to the reorganization status of the merger would result in Silknet stockholders recognizing taxable gain or loss with respect to each share of Silknet common stock surrendered equal to the difference between each stockholder's basis in such share and the fair market value, as of the effective time, of the Kana common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Kana common stock so received would equal its fair market value as of the closing date of the merger, and the stockholder's holding period for such stock would begin the day after the merger.

Accounting Treatment

    Kana intends to account for the merger as a purchase for accounting and financial reporting purposes, which means that Silknet will be treated as a separate entity for periods prior to the closing, and thereafter as a wholly-owned subsidiary of Kana.

Stockholders' Dissenters' Rights of Appraisal

    Under Delaware law, neither Kana nor Silknet stockholders are entitled to dissenters' rights of appraisal in connection with the merger.

Director and Officer Indemnification and Insurance

    The merger agreement provides that, after the completion of the merger, all rights of indemnification, advancement of expenses, exculpation, limitation of liability and similar rights existing in favor of present and former officers, directors, employees and agents of Silknet shall survive the merger and shall continue for six years from the effective time. The merger agreement also provides that, for six years after the completion of the merger, Kana will maintain directors' and officers' liability insurance at least at the level currently maintained by Silknet, provided that Kana is not required to pay premiums in excess of 200% of the annual amount Silknet currently pays for such insurance.

Voting Agreements

    In connection with the merger, the officers, directors and their affiliates have entered into voting agreements with Kana or Silknet, as the case may be. The terms of the voting agreements provide that the stockholders will vote all shares of Kana or Silknet common stock beneficially owned by them, subject to certain exceptions, or any new shares of Kana or Silknet stock they may acquire, in favor of the adoption of the merger agreement, and the transactions contemplated thereby, or the issuance of Kana common stock in the merger, as the case may be. In connection with the voting agreements, each of the stockholders has executed an irrevocable proxy to vote their shares in favor of the adoption of the merger agreement, and the transactions contemplated thereby, or the issuance of Kana common stock in the merger, as the case may be. As of February 3, 2000, the Silknet stockholders who entered into voting agreements collectively had beneficial ownership of approximately 7,798,592 shares of Silknet common stock (excluding shares issuable upon the exercise of options or warrants) which represented approximately 42.6% of the outstanding Silknet common stock. As of February 3, 2000, the Kana stockholders who entered into the stockholder agreement collectively had beneficial ownership of approximately 31,642,908 shares of Kana common stock which represented approximately 52.1% of the outstanding Kana common stock. None of the stockholders who are parties to the voting agreement was paid additional consideration for entering into a voting agreement.

Stock Option Agreements

Kana

    Silknet entered into a stock option agreement with Kana dated as of February 6, 2000 under which Silknet granted Kana the right, under limited circumstances, to purchase a number of shares of newly-issued Silknet common stock equal to 19.9% of Silknet's issued and outstanding shares of common stock as of the date of the exercise of the option. Granting of the stock option is likely to be considered a change in an equity interest under applicable accounting rules, and may have the impact of preventing Silknet from entering into an agreement with a third party to be acquired in a pooling transaction, in the immediate future. The Silknet stock option agreement is subject to a number of conditions and only becomes exercisable in connection with Silknet receiving a proposal for an alternative transaction to the merger from a third party. When exercisable, the option granted under the Silknet stock option agreement may be exercised by delivery of the exercise price of $214.87 per share in cash. Kana has the right to require SIlknet to repurchase all or part of the option or the Silknet shares at a price that may be higher than the option exercise price. In no event is more than $148,300,000 in cash and stock payable by Silknet under the merger agreement and the stock option agreement. In general, the maximum net proceeds that may be retained by Kana from termination or post-termination fees payable under the merger agreement and the exercise of the stock option and the sale of the stock received upon exercise of the stock option is $188,300,000.

Silknet

    Kana entered into a stock option agreement with Silknet dated as of February 6, 2000 under which Kana granted Silknet the right, under limited circumstances, to purchase a number of shares of newly-issued Kana common stock equal to 9.9% of Kana's issued and outstanding shares of common stock as of the date of the exercise of the option. The Kana stock option is subject to a number of conditions and only becomes exercisable in connection with Kana receiving a proposal from a third party to enter into a transaction which is conditioned on terminating the merger agreement. When exercisable, the option granted under the Kana stock option agreement may be exercised by delivery of the exercise price of $129.44 per share in cash. Silknet has the right to require Kana to repurchase all or part of the option of the Kana shares at a price that may be higher than the option exercise price. In no event is more than $148,300,000 in cash and stock payable by Kana under the merger agreement and the Kana stock option agreement. In general, the maximum net proceeds that may be retained by Silknet from termination or post-termination fees payable under the merger agreement, the exercise of the stock option and the sale of the stock received upon exercise of the stock option is $188,300,000.

Stand-Off Agreements

    Each executive officer and director of Silknet and Kana and each affiliate controlled by Silknet and Kana has entered into an agreement under which that person has agreed not to sell, transfer, pledge, hypothecate, grant an option with respect to or otherwise dispose of any shares of Kana common stock held or later acquired by that person for a period ending 90 days after the closing date. Kana may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the stand-off agreements.

Listing of Kana Common Stock to be Issued in the Merger

    The approval for quotation on the Nasdaq National Market of the shares of Kana common stock to be issued in the merger is a condition to the consummation of the merger.

Restrictions on Sale of Shares By Affiliates of Kana and Silknet

    The shares of Kana common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Kana common stock issued to any person who is deemed to be an affiliate of either Kana or Silknet at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either Kana or Silknet and may include some of the officers, directors, or principal stockholders of Kana or Silknet. Affiliates may not sell their shares of Kana common stock acquired in connection with the merger except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  .  an exemption afforded by Rule 145 under the Securities Act; or

  .  another applicable exemption under the Securities Act.

    Kana's registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Kana common stock to be received by affiliates in the merger.

Management Following the Merger

    Upon completion of the merger, the directors and officers of Pistol Acquisition Corp. will become the new directors and officers of Silknet. Mark
S. Gainey and Michael J. McCloskey are the current directors and officers of Pistol Acquisition Corp.

Operations Following the Merger

    Following the merger, Silknet will operate as a wholly-owned subsidiary of Kana. Upon consummation of the merger, it is anticipated that the members of Silknet's board will be Michael J. McCloskey and Mark S. Gainey. The stockholders of Silknet will become stockholders of Kana, and their rights as stockholders will be governed by Kana's certificate of incorporation, Kana's bylaws and the laws of the State of Delaware. Kana shall increase the size of its board to nine and elect James C. Wood to Kana's board.

                                KANA AND SILKNET

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the merger of Kana and Silknet using the purchase method of accounting.

    The unaudited pro forma combined condensed balance sheet gives effect to the merger as if it had occurred on December 31, 1999, and combines the consolidated balance sheet of Kana and the consolidated balance sheet of Silknet as of December 31, 1999. Silknet's fiscal year ends on June 30. Accordingly, for purposes of the pro forma data, Kana's consolidated statement of operations for the year ended December 31, 1999 has been combined with Silknet's unaudited condensed consolidated statement of operations for the twelve-month period ended December 31, 1999 as if the merger had occurred on January 1, 1999.

    Such unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred at the beginning of the period presented, nor is it necessarily indicative of future financial position or results of operations. Kana expects to incur acquisition-related costs of approximately $20.7 million in connection with the merger. This is an estimate and is subject to change. There can be no assurance that Kana will not incur additional charges to reflect costs associated with the merger or that management will be successful in its efforts to integrate the operations of the two companies. In addition, Kana expects to record goodwill and identifiable intangible assets of approximately $3.9 billion, which will be amortized over a period of three years.

    These unaudited pro-forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Kana and Silknet. The unaudited pro forma combined condensed financial information should be read in conjunction with the historical consolidated financial statements of Kana and Silknet and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Silknet."

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                            AS OF DECEMBER 31, 1999

                                 (in thousands)

                                                           Pro Forma
                                                     --------------------------
                                  Kana     Silknet   Adjustments      Combined
                                ---------  --------  -----------     ----------
Assets
Current assets
  Cash and cash equivalents.... $  18,695  $ 48,211  $               $   66,906
  Short-term investments.......    36,167       --                       36,167
  Accounts receivable, net.....     4,655     6,707                      11,362
  Prepaid expenses and other
   current assets..............     2,036     1,089                       3,125
                                ---------  --------  ----------      ----------
    Total current assets.......    61,553    56,007         --          117,560
Property and equipment, net....     8,360     3,825                      12,185
Goodwill and identifiable
 intangibles...................       --        --    3,927,274       3,927,274
Other assets...................       316     1,648                       1,964
                                ---------  --------  ----------      ----------
    Total assets............... $  70,229  $ 61,480  $3,926,702      $4,058,983
                                =========  ========  ==========      ==========

Liabilities and Stockholders'
 Equity

Current liabilities
  Current portion of notes
   payable..................... $   4,224  $    133  $               $    4,357
  Accounts payable.............     2,766       870                       3,636
  Accrued commissions..........     1,984       630                       2,614
  Accrued payroll..............     1,639     2,590                       4,229
  Other accrued liabilities....     1,303     3,659                       4,962
  Accrued acquisition related
   costs.......................     3,148       --       20,700 (b)      23,848
  Deferred revenue.............     6,253     3,078      (1,800)(c)       7,531
                                ---------  --------  ----------      ----------
    Total current liabilities..    21,317    10,960      18,900          51,177
Notes payable, less current
 portion.......................       412        23                         435
                                ---------  --------  ----------      ----------
    Total liabilities..........    21,729    10,983      18,900          51,612
                                ---------  --------  ----------      ----------
Stockholders' equity
  Convertible preferred stock..       --        --                          --
  Common stock.................        30       171        (142)(d)          59
  Additional paid-in capital...   202,504    78,929   3,886,813 (e)   4,168,246
  Deferred stock-based
   compensation................   (14,962)     (572)        572 (f)     (14,962)
  Notes receivable from
   stockholders................    (6,380)      --                       (6,380)
  Accumulated other
   comprehensive loss..........       (75)      (22)         22 (g)         (75)
  Accumulated deficit..........  (132,617)  (28,009)     21,109 (h)    (139,517)
                                ---------  --------  ----------      ----------
    Total stockholder's
     equity....................    48,500    50,497   3,907,802       4,007,371
                                ---------  --------  ----------      ----------
    Total liabilities and
     stockholders' equity...... $  70,229  $ 61,480  $3,926,702      $4,058,983
                                =========  ========  ==========      ==========

 The accompanying notes are an integral part of theunaudited pro forma combined condensed financial statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                     (in thousands, except per share data)

                                                             Pro Forma
                                                      ------------------------
                                   Kana     Silknet   Adjustments   Combined
                                 ---------  --------  -----------  -----------
Revenues:
  License......................  $  10,536  $ 15,731  $             $   26,267
  Service......................      3,528     6,799                    10,327
                                 ---------  --------  ----------   -----------
    Total revenues.............     14,064    22,530         --         36,594
                                 ---------  --------  ----------   -----------
Cost of revenues:
  License......................        271       366                       637
  Service......................      6,610     5,429                    12,039
                                 ---------  --------  ----------   -----------
    Total cost of revenues.....      6,881     5,795         --         12,676
                                 ---------  --------  ----------   -----------
Gross profit...................      7,183    16,735         --         23,918
                                 ---------  --------  ----------   -----------
Operating expenses:
  Sales and marketing..........     21,199    14,987                    36,186
  Research and development.....     12,854    10,927                    23,781
  General and administrative...      5,018     5,457                    10,475
  Amortization of goodwill and
   identifiable intangibles....        --        --    1,309,091     1,309,091
  Amortization of stock-based
   compensation................     80,476       297                    80,773
  Acquisition related costs....      5,635       661                     6,296
                                 ---------  --------  ----------   -----------
    Total operating expenses...    125,182    32,329   1,309,091     1,466,601
                                 ---------  --------  ----------   -----------
Operating loss.................   (117,999)  (15,594) (1,309,091)   (1,442,683)
Other income (expense), net....       (744)    1,880                     1,136
                                 ---------  --------  ----------   -----------
    Net loss...................  $(118,743) $(13,714) (1,309,091)  $(1,441,547)
                                 =========  ========  ==========   ===========
Basic and diluted net loss per
 share.........................  $   (4.61) $  (1.16)              $    (31.76)
                                 =========  ========               ===========
Shares used in computing basic
 and diluted net loss per share
 amounts.......................     25,772    11,819                    45,392
                                 =========  ========               ===========


 The accompanying notes are an integral part of theunaudited pro forma combined condensed financial statements.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(1) Description of Transaction

    On February 6, 2000, Kana and Silknet entered into a merger agreement whereby each outstanding share of Silknet common stock will be converted into
1.66 shares of Kana common stock. Each outstanding option and warrant to purchase shares of Silknet common stock will be assumed using the 1.66 ratio. Completion of the merger is conditioned upon the affirmative vote of both companies' stockholders, among other conditions. Using Silknet shares outstanding as of February 3, 2000, Kana would issue approximately 28,510,000 shares of Kana common stock and reserve approximately 4,580,000 shares of common stock to assume Silknet's outstanding options and warrants to purchase common stock in connection with the merger agreement. The actual number of shares of Kana common stock to be issued will be determined on the effective date of the merger based on the number of shares of Silknet common stock actually outstanding on such date.

    Kana is expected to account for the merger as a purchase. As a result, Kana will record on its balance sheet the fair market value of Silknet's assets and liabilities, acquisition-related costs of $20.7 million, and identifiable intangibles and goodwill of approximately $3.9 billion. After the merger, intangible assets and goodwill will represent approximately 97% of Kana's pro forma total assets. Kana will amortize the intangible assets and goodwill acquired in connection with the merger over a three-year period, resulting in an approximate $1.3 billion charge per year that will negatively affect Kana's results of operations during this period.

(2) Preliminary Purchase Price

    The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $4.0 billion, measured as the average fair market value of Kana's outstanding common stock from February 3, to February 9, 2000, two trading days before and after the merger agreement was announced, plus the value of the options and warrants of Silknet assumed by Kana in the merger, and other costs directly related to the merger as follows (in thousands):

   Fair market value of Kana's common stock......................... $3,442,897
   Fair market value of Silknet options and warrants assumed........    522,874
   Acquisition-related costs........................................     20,700
                                                                     ----------
     Total.......................................................... $3,986,471
                                                                     ==========

    The final purchase price is dependent on the actual number of shares of Silknet common stock exchanged and options and warrants assumed and will be determined on the date of the completion of the merger.

    For purposes of the unaudited pro forma combined condensed financial statements, the carrying value of the assets and liabilities, other than deferred revenue, of Silknet approximated their preliminary estimated fair values based upon available information. The value of the identified intangibles, including in-process research and development, and goodwill is based on a preliminary independent valuation. Although Kana does not expect the final valuation of the net assets and identifiable intangibles to be acquired to result in values that are significantly different from estimates included in the unaudited pro forma combined condensed balance sheet, these estimates are subject to change.

(3) Pro Forma Adjustments

 Balance Sheet:

    The accompanying unaudited pro forma combined condensed balance sheet assumes the merger was completed on December 31, 1999 and reflects the following pro forma adjustments (in thousands):

   (a) Record value of goodwill and identifiable intangibles...   $3,927,274
   (b) Accrue for acquisition-related costs....................       20,700
   (c) Adjust Silknet's deferred revenue to fair value.........       (1,800)

   (d) Record par value of Kana common stock issued..         29
       Eliminate par value of Silknet's common
    stock............................................       (171)
                                                       ---------
       Total...................................................         (142)
   (e)  Record fair value of Kana common stock issued
      and Silknet options and warrants assumed.......  3,965,742
       Eliminate Silknet additional paid-in capital..   (78,929)
                                                       ---------
       Total...................................................    3,886,813
   (f) Eliminate Silknet's deferred stock-based compensation...          572

   (g) Eliminate Silknet's accumulated other comprehensive
       loss....................................................           22

   (h)  Record charge related to write-off of in-
    process research and   development...............     (6,900)
       Eliminate Silknet's accumulated deficit.......     28,009
                                                       ---------
       Total...................................................       21,109

 Statement of Operations:

    The accompanying unaudited pro forma combined condensed statement of operations has been prepared as if the merger was completed as of January 1, 1999 and reflects the amortization of goodwill and other identifiable intangibles resulting from the purchase price allocation. The allocation of the purchase price is preliminary and amounts are subject to adjustment based on the final independent valuation of Silknet's assets. Goodwill is being amortized over three years.

    The accompanying unaudited pro forma combined condensed statement of operations excludes the anticipated nonrecurring charge of approximately $6.9 million for in-process research and development expected to result from the merger of Kana and Silknet.

(4) Unaudited Pro Forma Combined Earnings Per Common Share Data

    The unaudited pro forma net loss per share, basic and diluted, was computed by dividing the pro forma net loss by the weighted average number of shares of Kana common stock outstanding after the consummation the merger, assuming an exchange ratio of 1.66 shares of Kana common stock for each share of Silknet common stock.

       DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

    When Kana and Silknet complete the merger, Silknet stockholders will become Kana stockholders.

    The following is a description of the Kana common stock to be issued in the merger and a summary of the significant differences between the rights of holders of Kana common stock and Silknet common stock.

Description of Kana Capital Stock

    Kana's authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, which will be increased to 1,000,000,000 shares if the proposal to that effect is approved at Kana's special meeting, and 5,000,000 shares of preferred stock, par value $.001 per share.

    This summary is subject to, and qualified in its entirety by, the provisions of Kana's amended and restated certificate of incorporation where such rights are set forth in full, and the provisions of applicable law.

    Common Stock. As of February 3, 2000, there were approximately 60,782,710 shares of common stock outstanding held of record by approximately 224 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any then outstanding preferred stock, holders of common stock are entitled to share ratably in all assets remaining after payment of its liabilities and the liquidation preference of any preferred stock. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable.

    Preferred Stock. Kana's board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by its stockholders. The issuance of preferred stock by Kana's board of directors could adversely affect the rights of holders of common stock.

    The potential issuance of preferred stock may have the effect of delaying or preventing a change in control of Kana, may discourage bids for Kana's common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. Immediately after the completion of the merger, there will be no shares of preferred stock outstanding and Kana has no current plans to issue shares of preferred stock.

    Warrants. As of February 3, 2000, Kana had outstanding warrants to purchase an aggregate of approximately 3,958 shares of its common stock. Warrants for 1,976 shares expire on June 25, 2004 and have an exercise price equal to $1.81. The exercise price of these warrants is subject to certain adjustments upon future issuances of common stock or rights to acquire common stock at a price less than the applicable exercise price. The warrants for the remaining shares have an average exercise price of $1.81 and expire on September 1, 2004. The exercise price of all warrants is subject to customary adjustments on stock splits, stock dividends, any merger or acquisition involving Kana and similar transactions, such as to permit the holders of warrants to receive upon exercise of the warrants that which they would have received had they exercised the warrants immediately prior to any such transaction.

    Options. As of February 3, 2000, Kana had outstanding options for approximately 4,695,156 shares of common stock at a weighted average exercise price of $25.89.

    Registration Rights of Certain Holders. In connection with its acquisition of Connectify, Kana has agreed to register shares of Kana's common stock issued in the acquisition under certain circumstances. This registration right is subject to certain limitations, including the right of the underwriters of an offering subject to the registration to limit the number of such shares included in the registration. In connection with Kana's acquisition of Business Evolution and netDialog in December 1999, Kana agreed to file a registration statement covering the resale of the shares issued in those acquisitions by August 13, 2000.

    Effect of Delaware Anti-takeover Statute. Kana is subject to Section 203 of the Delaware General Corporation law, as amended, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combinations to include:

  . any merger or consolidation involving the corporation and any interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    Certificate of Incorporation and Bylaw Provisions. Kana's certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of Kana or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. See "Comparison of Rights of Kana Stockholders and Silknet Stockholders" immediately below.

Comparison of Rights of Kana Stockholders and Silknet Stockholders

    The rights of holders of Kana common stock are governed by Delaware law, Kana's certificate of incorporation and Kana's bylaws, while the rights of Silknet's stockholders are governed by Delaware law, Silknet's certificate of incorporation and Silknet's bylaws. In most respects, the rights of Silknet's stockholders are similar to those of Kana stockholders. The following discussion summarizes the significant differences between the companies' charter documents. This summary is not a complete discussion of, and is qualified by reference to, Kana's certificate of incorporation, Kana's bylaws, Silknet's certificate of incorporation, Silknet's bylaws, and Delaware law.

    Capital Stock. Silknet's certificate of incorporation provides that Silknet's authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value, and 15,000,000 shares of preferred stock, $.01 par value. Kana's authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, which will be increased to 1,000,000,000 shares if the proposal to that effect is approved at Kana's special meeting, and 5,000,000 shares of preferred stock, par value $.001 per share.

    Classified Board. Kana's certificate of incorporation provides that the Kana board of directors be divided into three classes with staggered three-year terms. As a result, only one of the three classes of Kana's board of directors will be elected each year. The classification of the Kana board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. The Silknet certificate of incorporation does not provide for a classified board.

    Directors. Kana's certificate of incorporation provides that the size of Kana's board of directors shall be determined by resolution of the board of directors, and currently consists of eight members. Subject to the rights of the holders of any series of preferred stock then outstanding, board vacancies resulting from any increase in the authorized number of directors or any vacancies in the board resulting from death, resignation, removal or other cause may be filled by the affirmative vote of a majority of the directors then in office.

    Silknet's bylaws provide that the size of Silknet's board of directors shall be determined by resolution of the board of directors, however, there must be at least three members on the Silknet board of directors. Silknet's current board consists of six directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. These provisions prevent a stockholder from enlarging the board of directors and filling the new directorships with such stockholder's own nominees without the approval of the Silknet board of directors.

    Directors' Committees. Kana's bylaws provide that the board of directors may by the vote of a majority of the board of directors designate one or more committees of the board, each comprised of one or more members of the Kana board. To the extent provided in a resolution of Kana's board of directors, these committees may exercise all the powers and authority of the board of directors in the management of Kana, including, if the resolution expressly provides, the declaration of a dividend or the issuance of stock, except that no committee may:

  .  amend Kana's certificate of incorporation or bylaws;

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  . adopt an agreement of merger or consolidation;

  . recommend the sale, lease or exchange of all or substantially all of Kana's assets; or

  . recommend dissolution or revocation of a dissolution of Kana.

    The Silknet bylaws, as amended, provide that a majority of the board of directors may designate one or more committees of the board. To the extent provided in a resolution of the Silknet board of directors, any committees of the Silknet board of directors may exercise all the powers and authority of the board in the management of the business and affairs of Silknet except that no committee may:

  . adopt, amend or repeal Silknet's bylaws, as amended, or any one of them;
    or

  . approve or adopt, or recommend to Silknet's stockholders any action or matter expressly required by law to be submitted to the stockholders for approval.

    Supermajority Voting. Kana's certificate of incorporation requires the approval of the holders of 66 2/3% of the outstanding voting stock of Kana to effect certain amendments to the certificate of incorporation with respect to:

  . the vote necessary to amend Kana's bylaws or certificate of incorporation;

  . the size, classification and method of election of the board of directors;

  . the conduct of stockholders' meetings and stockholder action by written consent; and

  . indemnification of directors, officers and others.

    In addition, Kana's certificate of incorporation provides that directors are removable by the vote of the holders of 66 2/3% of Kana's outstanding voting capital stock. Kana's bylaws may be amended by the majority vote of the board of directors or by the vote of the holders of 66 2/3% of Kana's outstanding voting capital stock.

    Silknet's certificate of incorporation requires the approval of the holders of 75% of the outstanding voting stock of Silknet to amend or repeal, or to adopt any provision inconsistent with, the certificate of incorporation with respect to the rights, powers and privileges of the respective classes of capital stock of Silknet.

    Silknet's bylaws, as amended, require the approval of 75% of the outstanding voting stock of Silknet to effect certain amendments to the bylaws, with respect to the conduct of stockholders' meetings and stockholder action by written consent.

    Special Meeting of Stockholders. Kana's certificate of incorporation provides that special meetings of stockholders of Kana may only be called by Kana's board of directors. This provision prevents Kana stockholders from initiating or effecting any action by calling a meeting of the stockholders.

    Silknet's bylaws provide that special meetings of stockholders of Silknet may only be called by the chairman of the board of directors, if any, a majority of the board of directors, or Silknet's chief executive officer.

    No Stockholder Action by Written Consent. Kana's certificate of incorporation provides that Kana's stockholders may take action only at an annual or special meeting of stockholders of Kana and shall have no right to take any action by written consent without a meeting. Silknet's certificate of incorporation and bylaws similarly provide that stockholder action may only be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board of directors, except at an annual meeting.

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    Notice Procedures. Kana's bylaws establish advance notice procedures with respect to all stockholder proposals to be brought before meetings of stockholders of Kana, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to Kana's certificate of incorporation or bylaws. These procedures provide that such notice must contain the consent of any nominee for election to the board of directors as well as certain information with respect to such nominee, a brief description of and reasons for any business desired to be brought before a meeting, the ownership interest of the proposing stockholder, and certain other information. Generally, to be timely, notice must be received by Kana's secretary not less than 120 days prior to the meeting.

    Silknet's bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of Silknet's stockholders. Under the notice procedure, Silknet must receive notice of stockholder nominations or proposals to be made at an annual or special meeting in lieu of an annual meeting not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement delivered to the stockholders in connection with the preceding year's annual meeting. However, if the number of directors to be elected to the board of directors is increased and Silknet fails to make a public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, then notice must be received not later than the 10th day following the earlier of the day such notice was mailed or the day such public disclosure was made. The notice will be timely only with respect to any director nominees for any position caused by the increase in the board of directors. Notice of stockholder nominations or proposals to be made at a special meeting called by the board of directors for the purpose of electing one or more directors, other than a special meeting in lieu of an annual meeting, must be received not earlier than the 90th day prior to such special meeting nor later than the close of business on the 60th day prior to such special meeting or the 10th day following the earlier of the day such notice was mailed or the day such public disclosure was made. This notice procedure affords the board of directors an opportunity to consider the qualifications of proposed director nominees or the merit of stockholder proposals, and, to the extent deemed appropriate by the board of directors, to inform stockholders about such matters. The notice procedure also provides a more orderly procedure for conducting annual meetings of stockholders. Silknet's bylaws, as amended, do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action. However, the notice procedure may prevent a contest for the election of directors or the consideration of stockholder proposals. This could deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Silknet and its stockholders.

    Limitations of Liability of Directors. Kana's certificate of incorporation eliminates, to the maximum extent allowed by the Delaware General Corporation Law, a director's personal liability to Kana or its stockholders for monetary damages for breaches of fiduciary duties. The certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

  . any breach of the director's duty of loyalty to Kana or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

    Silknet's certificate of incorporation similarly limits the liability of Silknet's directors.

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                              OTHER KANA PROPOSALS

Proposal to Increase Number of Authorized Shares

    Kana's board of directors has approved an amendment to Kana's certificate of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 1,000,000,000. Kana's board of directors is submitting this amendment for stockholder approval at the Kana special meeting.

    Upon the completion of the merger, Kana estimates that it will have approximately 105,882,789 shares of common stock outstanding or reserved for issuance. Kana's board of directors has determined that it is advisable and necessary to increase the number of authorized shares of common stock in order to provide Kana with sufficient shares to complete the exchange of Kana shares for the outstanding shares of Silknet common stock in connection with the merger and to maintain a reserve of shares sufficient to cover shares issuable under Kana's stock plans. In addition, although Kana has no specific plans to use the additional authorized shares of common stock, Kana's board of directors believes that it is prudent to increase the number of authorized shares of common stock to the proposed level in order to provide for a reserve of shares available for issuance in connection with possible future actions. These actions could include equity financings, business acquisitions, corporate mergers, establishing strategic relationships with corporate partners, funding employee benefit plans, stock splits or stock dividends, and other general corporate purposes. However, having these additional authorized shares of common stock available for issuance would allow the board of directors to issue shares in the future without the delay and expense associated with seeking shareholder approval at that time, except as required by the Nasdaq National Market. Eliminating the delays and expense occasioned by the necessity of obtaining stockholder approval will better enable Kana, among other things, to engage in financing transactions and acquisitions as well as to take advantage of changing market and financial conditions on a more competitive basis, as determined by Kana's board of directors.

    The additional shares of common stock to be authorized by adoption of the proposed amendment would have rights identical to the currently outstanding shares of common stock. Adoption of the proposed amendment and the future issuance of shares of common stock would not affect the rights of the holders of currently outstanding shares of common stock, except for effects incidental to increases in the number of outstanding shares of common stock at the time of any such issuances. Any future issuance of shares of common stock will be subject to the rights of the holders of any outstanding shares of any preferred stock which Kana may issue in the future.

    Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Kana common stock.

    The Kana board of directors unanimously recommends that Kana stockholders vote "FOR" this proposal.

Proposal to Amend Kana's 1999 Stock Incentive Plan

    The Kana stockholders are being asked to approve an amendment to the 1999 Stock Incentive Plan which will (i) increase the number of shares of Kana common stock available for issuance under the 1999 plan by an additional 10,000,000 shares, (ii) provide our compensation committee with the authority as the plan administrator to grant options and make direct stock issuances under the 1999 Plan with an exercise or issue price per share below the fair market value per share of our common stock on the date of grant or issuance and
(iii) increase the limitation on the maximum number of shares by which the share reserve under the 1999 plan is to increase each year pursuant to the automatic share increase provisions of the plan from 4,000,000 shares to 6,000,000 shares.

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    The increase to the share reserve and the size of the annual automatic increase to that reserve will allow us to continue to utilize equity incentives to attract and retain the services of key individuals essential to our long-term growth and financial success. Equity incentives play a significant role in our efforts to remain competitive in the market for talented individuals, and we rely on such incentives as means to attract and retain highly qualified individuals in the positions vital to our success. The ability of our compensation committee to make below-market option grants will provide us with additional flexibility in designing competitive equity compensation packages to attract new executives and employees.

    The following is a summary of the principal features of the 1999 plan, as most recently amended. Any stockholder who wishes to obtain a copy of the actual plan document may do so upon written request to us at our offices at 740 Bay Road, Redwood City, California 94063. The 1999 plan serves as the successor to our 1997 Stock Option/Stock Issuance Plan which terminated in connection with the initial public offering of our common stock on September 21, 1999. All outstanding options under the 1997 plan at the time of such termination were transferred to the 1999 plan.

Equity Incentive Programs

    The 1999 plan consists of five separate equity incentive programs: (i) the discretionary option grant program, (ii) the stock issuance program, (iii) the salary investment option grant program, (iv) the automatic option grant program for non-employee board members and (v) the director fee option grant program. The principal features of each program are described below. The compensation committee of our board of directors will have the exclusive authority to administer the discretionary option grant and stock issuance programs with respect to option grants and stock issuances made to our executive officers and non-employee board members and will also have the authority to make option grants and stock issuances under those programs to all other eligible individuals. However, our board of directors may at any time appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make option grants and stock issuances under those two programs to individuals other than executive officers and non-employee board members. The compensation committee will also have complete discretion to select the individuals who are to participate in the salary investment option grant program, but all grants made to the selected individuals will be governed by the express terms of that program.

    The term plan administrator, as used in this summary, will mean our compensation committee and any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 1999 plan. However, neither the compensation committee nor any secondary committee will exercise any administrative discretion under the automatic option grant or director fee option grant program. All grants under those programs will be made in strict compliance with the express provisions of such programs.

Share Reserve

    At present, 21,983,100 shares of our common stock are reserved for issuance over the term of the 1999 plan. Such share reserve consists of (i) the 9,400,000 shares initially reserved for issuance under the 1999 plan (including the shares of our common stock subject to the outstanding options under the predecessor 1997 plan which have been transferred to the 1999 plan) plus (ii) the additional 2,583,100 shares added to the reserve plan on January 3, 2000 pursuant to the automatic share increase provisions of the 1999 plan plus (iii) the 10,000,000-share increase which forms part of this proposal to Kana's stockholders.

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

    The number of shares of our common stock available for issuance under the 1999 plan will automatically increase on the first trading day of January each calendar year, beginning with calendar year 2000, by an amount equal to 4.25% of the total number of shares of our outstanding common stock on the last trading day in December of the immediately preceding calendar year, but in no event will any such annual increase exceed 6,000,000 shares. Should the stockholders not approve this proposal, then the limit on such annual increase will remain at 4,000,000 shares.

    No participant in the 1999 plan may receive option grants, separately exercisable stock appreciation rights or direct stock issuances for more than 2,000,000 shares of our common stock in total per calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. Stockholder approval of this proposal will also constitute approval of that 2,000,000-share limitation for purposes of Internal Revenue Code Section 162(m).

    The shares of common stock issuable under the 1999 plan may be drawn from shares of Kana's authorized but unissued common stock or from shares of Kana's common stock which it acquires, including shares purchased on the open market.

    Shares subject to any outstanding options under the 1999 plan (including options transferred from the 1997 plan) which expire or otherwise terminate prior to exercise will be available for subsequent issuance. Unvested shares issued under the 1999 plan and subsequently purchased by Kana, at the option exercise or direct issue price paid per share, pursuant to Kana's purchase rights under the 1999 plan will be added back to the number of shares reserved for issuance under the 1999 plan and will accordingly be available for subsequent issuance. However, any shares subject to stock appreciation rights exercised under the 1999 plan will not be available for reissuance.

Eligibility

    Officers and employees, non-employee board members and independent consultants in Kana's service or in the service of any parent and subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the discretionary option grant and stock issuance programs. Kana's executive officers and other highly paid employees will also be eligible to participate in the salary investment option grant program. Participation in the automatic option grant and director fee option grant programs will be limited to the non-employee members of Kana's board of directors.

    As of March 1, 2000, approximately 650 employees, including thirteen (13) executive officers and six (6) non-employee board members, were eligible to participate in the discretionary option grant and stock issuance programs. The thirteen (13) executive officers were also eligible to participate in the salary investment option grant program, and the six (6) non-employee board members were also eligible to participate in the automatic option grant and director fee option grant programs.

Valuation

    The fair market value per share of Kana's common stock on any relevant date under the 1999 plan will be deemed to be equal to the closing selling price per share on that date on the Nasdaq National Market. On March 1, 2000, the fair market value per share of Kana's common stock determined on such basis was $145.0625.

Discretionary Option Grant Program

    The plan administrator will have complete discretion under the discretionary option grant program to determine which eligible individuals are to receive option grants, the time or times when

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

those grants are to be made, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

    Each granted option will have an exercise price per share determined by the plan administrator, and that price may be set at a dollar amount less than, equal to or greater than the fair market value of the option shares on the grant date. Prior to the amendment which is the subject of this proposal, all options had to have an exercise price not less than the fair market value of the option shares on the grant date.

    No granted option may have a term in excess of ten years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares. The shares acquired under such immediately exercisable options will be subject to repurchase by us, at the exercise price paid per share, if the optionee ceases service prior to vesting in those shares.

    Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares. The plan administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

    The plan administrator is authorized to issue tandem stock appreciation rights under the discretionary option grant program which will provide the holders with the right to surrender their options to us for an appreciation distribution. The amount of the distribution payable by us will be equal to the excess of (a) the fair market value of the vested shares of our common stock subject to the surrendered option over (b) the aggregate exercise price payable for those shares. Such appreciation distribution may, at the discretion of the plan administrator, be made in cash or in shares of our common stock.

    The plan administrator will also have the authority to effect the cancellation of outstanding options under the discretionary option grant program (including options transferred from the 1997 plan) in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

Salary Investment Option Grant Program

    Our compensation committee will have complete discretion in implementing the salary investment option grant program for one or more calendar years and in selecting the executive officers and other eligible individuals who are to participate in the program for those years. As a condition to such participation, each selected individual must, prior to the start of the calendar year of participation, file with the compensation committee an irrevocable authorization directing us to reduce his or her base salary for the upcoming calendar year by a specified dollar amount not less than $10,000 nor more than $50,000 and to apply that amount to the acquisition of a special option grant under the program.

    Each selected individual who files such a timely election will automatically be granted a non-statutory option on the first trading day in January of the calendar year for which that salary reduction is to be in effect. Stockholder approval of this proposal will also constitute pre-approval of each option granted under the salary investment option grant program and the subsequent exercise of that option in accordance with the terms of the program summarized below.

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    The number of shares subject to each such option will be determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date, and the exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount by which the optionee's salary is to be reduced for the calendar year. In effect, the salary reduction serves as a prepayment, as of the time of the option grant, of two-thirds of the then current market price of the shares of common stock subject to the option.

    The option will become exercisable in a series of twelve equal monthly installments upon the optionee's completion of each month of service in the calendar year for which the salary reduction is in effect and will become immediately exercisable for all the option shares on an accelerated basis should Kana experience certain changes in ownership or control. Each option will remain exercisable for any vested shares until the earlier of (i) the expiration of the ten-year option term or (ii) the end of the three-year period measured from the date of the optionee's cessation of service.

Stock Issuance Program

    Shares may be issued under the stock issuance program at a price per share determined by the plan administrator, and such price may be less than, equal to or greater than the fair market value of the shares at the time of issuance. The issue price may be paid in cash or through a full-recourse promissory note. Shares may also be issued as a bonus for past services without any cash outlay required of the recipient. Shares may also be issued under the program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals. The plan administrator will have complete discretion under the program to determine which eligible individuals are to receive such stock issuances or share right awards, the time or times when those issuances or awards are to be made, the number of shares subject to each such issuance or award, the consideration (if any) to be paid for the issued shares and the vesting schedule to be in effect for the stock issuance or share rights award.

    The issued shares may be fully and immediately vested upon issuance or may vest upon the completion of a designated service period or the attainment of pre-established performance goals. The plan administrator will, however, have the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the stock issuance program.

    Outstanding share right awards under the program will automatically terminate, and no shares will actually be issued in satisfaction of those awards, if the performance goals established for such awards are not attained. The plan administrator, however, will have the discretionary authority to issue shares of Kana's common stock in satisfaction of one or more outstanding share right awards as to which the designated performance goals are not attained.

Automatic Option Grant Program

    Under the automatic option grant program, eligible non-employee members of Kana's board of directors will receive a series of option grants over their period of board service. Each new non-employee board member will, at the time of his or her initial election or appointment to the board, receive an option grant for 40,000 shares of Kana's common stock, provided such individual has not previously been in Kana's employ. On the date of each annual stockholders meeting, each individual who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 10,000 shares of Kana's common stock, provided he or she has served as a non-employee board member for at least six months.

    There will be no limit on the number of such 10,000-share annual option grants any one eligible non-employee board member may receive over his or her period of continued board service, and

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

non-employee board members who have previously been in Kana's employ will be eligible to receive one or more such annual option grants over their period of board service.

    Stockholder approval of this proposal will also constitute pre-approval of each option granted under the automatic option grant program on or after the date of the special meeting and the subsequent exercise of each such option in accordance with the terms of the program summarized below.

    Each automatic grant will have an exercise price per share equal to the fair market value per share of Kana's common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each automatic option will be immediately exercisable for all of the option shares. However, any unvested shares purchased under such option will be subject to repurchase by Kana, at the exercise price paid per share, should the optionee cease board service prior to vesting in those shares. The shares subject to each initial 40,000-share automatic option grant will vest in a series of 8 successive equal semi-annual installments upon the optionee's completion of each 6-month period of board service over the 48-month period measured from the grant date. However, the shares subject to each such initial option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member. The shares subject to each annual 10,000-share automatic grant will be fully vested at the time of the option grant. Following the optionee's cessation of board service for any reason, each automatic option grant will remain exercisable for a 12-month period and may be exercised during that time for any or all shares in which the optionee is vested at the time of such cessation of board service.

Director Fee Option Grant Program

    The plan administrator will have complete discretion in implementing the director fee option grant program for one or more calendar years. If the program is implemented, each non-employee board member may elect, prior to the start of each calendar year, to apply all or any portion of any annual retainer fee otherwise payable in cash for his or her period of service on the board for that year to the acquisition of a below-market option grant. The option grant will be a nonstatutory option and will automatically be made on the first trading day in January in the calendar year for which an election is in effect. The option will have a maximum term of 10 years measured from the grant date and an exercise price per share equal to one-third of the fair market value of the option shares on such date. The number of shares subject to each option will be determined by dividing the amount of the retainer fee applied to the acquisition of that option by two-thirds of the fair market value per share of Kana's common stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee applied to the acquisition of the option.

    Stockholder approval of this proposal will also constitute pre-approval of each option granted under the director fee option grant program and the subsequent exercise of the option in accordance with the terms of the program summarized below.

    The option will become exercisable in a series of 12 successive equal monthly installments upon the optionee's completion of each month of board service in the calendar year for which the director fee election is in effect, subject to full and immediate acceleration upon certain changes in control or ownership or upon the optionee's death or disability while a board member. Each option granted under the program will remain exercisable for vested shares until the earlier of the expiration of the ten-year option term or the expiration of the three-year period measured from the date of the optionee's cessation of board service.

Limited Stock Appreciation Rights

    Limited stock appreciation rights may be granted under the discretionary option grant program to one or more of Kana's officers or non-employee board members as part of their option grants, and each option granted under the salary investment option grant, automatic option grant and director fee option grant program will automatically include such a limited stock appreciation right. Upon the successful completion of a hostile tender offer for more than 50% of Kana's outstanding voting securities or a change in a majority of Kana's board of directors as a result of one or more contested elections for board membership, each outstanding option with a limited stock appreciation right may be surrendered to Kana in return for a cash distribution. The amount of the distribution per surrendered option share will be equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the tender offer price paid per share in the hostile take-over over (ii) the exercise price payable per share under the surrendered option.

    Stockholder approval of this proposal will also constitute pre-approval of each limited stock appreciation right granted under the salary investment option grant, automatic option grant or director fee option grant program on or after the date of the special meeting and the subsequent exercise of that right in accordance with the foregoing terms.

Predecessor Plan

    All outstanding options under the predecessor 1997 plan which were transferred to the 1999 plan will continue to be governed by the terms of the agreements evidencing those options, and no provision of the 1999 plan will affect or otherwise modify the rights or obligations of the holders of the transferred options with respect to their acquisition of our common stock. However, the plan administrator has complete discretion to extend one or more provisions of the 1999 plan to the transferred options, to the extent those options do not otherwise contain such provisions.

Stock Awards

    The table below shows, as to Kana's Chief Executive Officer, Kana's four other most highly compensated executive officers (with base salary and bonus for the 1999 fiscal year in excess of $100,000) and the other individuals and groups indicated, the number of shares of common stock subject to option grants made under the 1999 plan from September 21, 1999, the effective date of the 1999 plan, through March 1, 2000, together with the weighted average exercise price payable per share. Kana has not made any direct stock issuances to date under the 1999 plan.

                              OPTION TRANSACTIONS

                                            Number of Shares   Weighted Average
                                               Underlying       Exercise Price
            Name and Position              Options Granted (#)  per Share ($)
            -----------------              ------------------- ----------------
Michael J. McCloskey, Chief Executive
 Officer.................................             --          $     --
Mark S. Gainey, President................             --          $     --
Joseph D. McCarthy, Vice President,
 Finance and Operations..................             --          $     --
Paul R. Holland, Vice President,
 Worldwide Sales.........................         150,000         $129.6875
William R. Phelps, Vice President,
 Professional Services...................         150,000         $129.6875
All current executive officers as a group
 (13)....................................       1,250,000         $129.6875
David Beirne, Director...................             --          $     --
Robert W. Frick, Director................             --          $     --
Eric A. Hahn, Director...................             --          $     --
Charles A. Holloway, Ph.D., Director.....          60,000         $    7.50
Steven T. Jurvetson, Director............             --          $     --
Ariel Poler, Director....................             --          $     --
All current non-employee directors as a
 group (6 persons).......................          60,000         $    7.50
All employees, including current officers
 who are not executive officers, as a
 group...................................       6,652,174         $ 93.1031

    As of March 1, 2000, 6,507,174 shares of Kana's common stock were subject to outstanding options under the 1999 plan, none of these shares have been issued under the 1999 plan, and 15,475,926 shares remained available for future issuance, assuming stockholder approval of the 10,000,000 share increase which forms part of this proposal.

New Plan Benefits

    No options have been granted to date under the 1999 plan on the basis of the share increase which forms part of this proposal.

Special Stock Option Plan

    Kana's Special Stock Option Plan was implemented by the board of directors in December 1999, and 1,000,000 shares of Kana's common stock have been reserved for issuance under this plan. The shares will be made available from Kana's authorized but unissued shares of common stock or from any common stock we repurchase. Participation in the special plan is limited to (i) officers who receive their option grant under the plan in connection with their commencement of employment with Kana, whether as a result of Kana's acquisition of their former employer or by reason of their initial hire, and (ii) employees who are neither officer nor directors at the time of the option grant. All options granted under the special plan will be non-statutory options under the federal tax laws and will not have a term in excess of ten years. Kana's compensation committee will serve as the plan administrator and will have the discretion to grant options under the special plan with an exercise price less than, equal to or greater than the fair market value of the option shares on the grant date. The remaining terms and provisions of the special plan are substantially the same as those in effect for the discretionary option grant program of Kana's 1999 plan. As of March 1, 2000, options for 738,264 shares of Kana's common stock were outstanding under the special plan with a weighted average exercise price of $15 per share, no options had been exercised, and 261,736 shares remained available for future option grant.

General Provisions

Acceleration

    In the event Kana should undergo a change in control, each outstanding option under the discretionary option grant program will automatically accelerate in full, unless assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for such shares) and provides for subsequent payout in accordance with the same vesting schedule in effect for those option shares. In addition, all unvested shares outstanding under the discretionary option grant and stock issuance programs will immediately vest, except to the extent Kana's repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The plan administrator will have complete discretion to grant one or more options under the discretionary option grant program which will become exercisable for all the option shares in the event the optionee's service with Kana or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction in which those options are assumed or otherwise continued in effect. The vesting of outstanding shares under the stock issuance program may also be structured to accelerate upon similar terms and conditions.

    The plan administrator will have the discretion to structure one or more option grants under the discretionary option grant program so that those options will vest immediately vest upon a change in control, whether or not the options are to be assumed or otherwise continued in effect. The plan administrator may also structure stock issuances under the stock issuance program so that those issuances will immediately vest upon a change in control. The shares subject to each option under the salary investment option grant, automatic option grant and director fee option grant programs will immediately vest upon any change in control transaction.

    A change in control will be deemed to occur in the event (i) Kana is acquired by merger or asset sale, (ii) there is a successful tender offer for more than 50% of Kana's outstanding voting stock or (iii) there is a change in the majority of the board effected through one or more contested elections for board membership.

    Currently outstanding options under the 1999 Plan contain a special acceleration provision pursuant to which 25% of the unvested shares purchased or purchasable under each such option will immediately vest in the event Kana is acquired by a merger or asset sale and the optionee is not offered employment with the successor entity.

    The acceleration of vesting in the event of such a change in control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of Kana.

Stockholder Rights and Option Transferability

    No optionee will have any stockholder rights with respect to the option shares until the optionee has exercised the option and paid the exercise price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance following optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, non-statutory options may be transferred or assigned during optionee's lifetime to one or more members of the optionee's family or to a trust established for one or more such family members or to the optionee's former spouse, to the extent such transfer is in connection with the optionee's estate or pursuant to a domestic relations order.

Changes in Capitalization

    In the event any change is made to the outstanding shares of Kana's common stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without Kana's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 1999 plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the 1999 plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the automatic option grant program to new and continuing non-employee board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option, (v) the number and/or class of securities and the exercise price per share in effect under each outstanding option transferred from the 1997 plan to the 1999 plan and (vi) the maximum number and/or class of securities by which the share reserve under the 1999 plan is to increase automatically each year. Such adjustments will be designed to preclude any dilution or enlargement of benefits under the 1999 plan or the outstanding options thereunder.

Financial Assistance

    The plan administrator may institute a loan program to assist one or more participants in financing the exercise of outstanding options under the discretionary option grant program or the purchase of shares under the stock issuance program through full-recourse interest-bearing promissory notes. However, the maximum amount of financing provided any participant may not exceed the cash consideration payable for the issued shares plus all applicable taxes incurred in connection with the acquisition of those shares.

Special Tax Election

    The plan administrator may provide one or more holders of options or unvested share issuances under the 1999 plan with the right to have Kana withhold a portion of the shares otherwise issuable to these individuals in satisfaction of the withholding taxes to which these individuals become subject in connection with the exercise of those options or the vesting of those shares. Alternatively, the plan administrator may allow these individuals to deliver previously acquired shares of common stock in payment of the withholding tax liability.

Amendment and Termination

    The board may amend or modify the 1999 plan at any time, subject to any required stockholder approval pursuant to applicable laws and regulations. Unless sooner terminated by the board, the 1999 plan will terminate on the earliest of (i) June 30, 2009, (ii) the date on which all shares available for issuance under the 1999 plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with changes in control or ownership.

Federal Income Tax Consequences

Option Grants

    Options granted under the 1999 plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

    Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

    Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

    If the optionee makes a disqualifying disposition of the purchased shares, then Kana will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (i) the fair market value of such shares on the option exercise date over (ii) the exercise price paid for the shares. If the optionee makes a qualifying disposition, then Kana will not be entitled to any income tax deduction.

    Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

    If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase by us in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when our repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

    Kana will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for Kana's taxable year in which ordinary income is recognized by the optionee.

Stock Appreciation Rights

    No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income, in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the holder will be required to satisfy the tax withholding requirements applicable to such income.

    Kana will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. The deduction will be allowed for Kana's taxable year in which ordinary income is recognized.

Direct Stock Issuances

    The tax principles applicable to direct stock issuances under the 1999 plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

Deductibility of Executive Compensation

    Kana anticipates that any compensation deemed paid by it in connection with the disqualifying disposition of incentive stock option shares or the exercise of non-statutory options with exercise prices equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain of Kana's executive officers. Accordingly, all compensation deemed paid with respect to those options will remain deductible by us without limitation under Code Section 162(m). However, any compensation deemed paid by Kana in connection with the exercise of options granted to those executive officers with a below-market exercise price will not qualify as performance-based compensation and will be subject to the $1 million per person limitation on the deductibility of the compensation paid to those officers.

Accounting Treatment

    Option grants under the discretionary option grant and automatic option grant programs with exercise prices equal to the fair market value of the option shares on the grant date will not result in any direct charge to Kana's reported earnings. However, the fair value of those options is required to be disclosed in the notes to Kana's financial statements, and Kana must also disclose, in footnotes to its financial statements, the pro-forma impact those options would have upon its reported earnings were the fair value of those options at the time of grant treated as a compensation expense. In addition, the number of outstanding options may be a factor in determining Kana's earnings per share on a fully-diluted basis.

    Option grants or stock issuances made under the 1999 plan with exercise or issue prices less than the fair market value of the shares on the grant or issue date will result in compensation expense to Kana in an amount equal to the excess of the fair market value over the exercise or issue price. The expense must be amortized against Kana's earnings over the period that the option shares or issued shares are to vest. Option grants made to non-employee consultants (but not non-employee board members) will result in a direct charge to Kana's reported earnings based upon the fair value of the option measured initially as of the grant date and then subsequently on the vesting date of each installment of the underlying option shares. The charge will accordingly include the appreciation in the value of the option shares over the period between the grant date of the option and the vesting date of each installment of the option shares.

    On March 31, 1999, the Financial Accounting Standards Board issued an Exposure Draft of a proposed interpretation of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the proposed interpretation, as modified on August 11, 1999, any options which are repriced after December 15, 1998 will also trigger a direct charge to Kana's reported earnings measured by the appreciation in the value of the underlying shares between the grant of the repriced option (or, if later, the effective date of the final interpretation) and the date the repriced option is exercised for those shares.

    Should one or more individuals be granted tandem stock appreciation rights under the 1999 plan, then these rights would result in a compensation expense to be charged against Kana's reported earnings. Accordingly, at the end of each fiscal quarter, the amount (if any) by which the fair market value of the shares of common stock subject to these outstanding stock appreciation rights has increased from the prior quarter-end would be accrued as compensation expense, to the extent the fair market value is in excess of the aggregate exercise price in effect for those rights.

Vote Required

    The affirmative vote of at least a majority of the shares of common stock present in person or by proxy at the special meeting and entitled to vote is required for approval of the amendment to the 1999 plan. Should such stockholder approval not be obtained, then the 10,000,000-share increase to the share reserve under the 1999 plan will not be implemented, and option grants and direct stock issuances with exercise or issue prices below the fair market value of Kana's shares on the grant or issue date will not be permitted. In addition, the limit on the number of shares by which the share reserve is to increase each year will not be increased from 4,000,000 shares to 6,000,000 shares in the absence of such stockholder approval. The 1999 plan will, however, continue in effect, and option grants and direct stock issuances may continue to be made under the 1999 plan until all the shares of common stock available for issuance under the 1999 plan, as in effect prior to the share increases which are the subject of this proposal, have been issued pursuant to option grants and direct stock issuances.

Recommendation of the Board of Directors

    KANA'S BOARD OF DIRECTORS DEEMS THIS PROPOSAL TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL OF SUCH PROPOSAL.

                            MARKET PRICE INFORMATION

Kana Market Price Data

    Kana's common stock has traded on the Nasdaq National Market under the symbol "KANA" since September 22, 1999. The following table sets forth the high and low sales prices reported on the Nasdaq National Market for Kana common stock for the periods indicated.

                                                                  High    Low
                                                                 ------- ------
   Fiscal Year Ended December 31, 1999
    Third Quarter (commencing on September 22, 1999)............ $ 26.13 $22.78
    Fourth Quarter..............................................  122.50  24.03
   Fiscal Year Ending December 31, 2000
    First Quarter (through February 4, 2000)....................  142.38  76.75

Silknet Market Price Data

    Silknet's common stock has traded on the Nasdaq National Market under the symbol "SILK" since May 5, 1999. The following table sets forth the high and low sales prices reported on the Nasdaq National Market for Silknet common stock for the periods indicated.

                                                                 High     Low
                                                                ------- -------
Fiscal Year Ended June 30, 1999
 Fourth Quarter (from May 5, 1999)............................. $ 52.38 $ 15.63
Fiscal Year Ending June 30, 2000
 First Quarter 1999............................................   52.50   21.63
 Second Quarter 1999...........................................  177.94   44.63
 Third Quarter (through February 4, 2000)......................  177.00  104.63

Recent Closing Prices

    On February 4, 2000, the last trading day before announcement of the proposed merger, the closing price per share of Kana common stock on the Nasdaq National Market was $129.44, and the closing price per share of Silknet common stock on the Nasdaq National Market was $138.50. On January 31, 2000, five business days before announcement of the proposed merger, the closing price per share of Kana common stock on the Nasdaq National Market was $124.97 and the closing price per share of Silknet common stock on the Nasdaq National Market was $147.63. On March 9, 2000, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the closing prices per share of Kana common stock and Silknet common stock on the Nasdaq National Market were $169.63 and $275.86, respectively.

    Because the market price of Kana common stock is subject to fluctuation, the market value of the shares of Kana common stock that holders of Silknet common stock will receive in the merger may increase or decrease prior to and following the merger. Stockholders are urged to obtain current market quotations for Kana common stock and Silknet common stock. No assurance can be given as to the future prices or markets for Kana common stock or Silknet common stock.

                             INFORMATION ABOUT KANA

    The following section contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this joint proxy statement/prospectus.

Overview

    Kana develops, markets and supports customer communication software products and services for e-Businesses. Kana defines e-Businesses as companies that leverage the reach and efficiency of the Internet to enhance their competitive market position, from Internet start-ups to the largest 2,000 companies in the world, commonly known as the "Global 2000". Kana's products and services allow these companies to manage high volumes of inbound and outbound e-mail and website-based communications, while facilitating the delivery of specific and personalized information to each customer. By using Kana's software products and services, e-Businesses can, among other things:

  . compile customer and communication history;

  . profile and send targeted communications to potential and existing customers;

  . generate automated confirmations, notifications and receipts related to e-commerce transactions;

  . respond to online service and support inquiries; and

  . trigger follow-on actions within the e-Business.

    As a result, Kana enables e-Businesses to enhance customer relationships, generate additional revenue opportunities and reduce the cost of online communications.

    Kana's software, which consists of applications built upon Kana's technology platform, is designed with a web-based architecture. By web-based, Kana means that its software design is based on the unique characteristics of the Internet and uses industry standards, such as the Java programming language, Hypertext Mark-up Language (HTML), and Extensible Mark-up Language
(XML). This web-based architecture allows Kana's products to facilitate scaleability and the integration of Kana's platform with other e-Business and legacy systems. By integrating with databases and other enterprise systems, Kana's technology platform functions as the online customer communications infrastructure for e-Businesses.

    Kana offers its products on both a license and a hosted basis. Kana also offers implementation, customization and maintenance services to support its customers. Kana On-Line, Kana's hosted application service, allows e-Businesses to rapidly and efficiently deploy an online customer communication system while minimizing their up-front investment in hardware, software and services.

    On December 3, 1999, Kana closed a merger with Business Evolution pursuant to which Business Evolution became Kana's wholly-owned subsidiary. Business Evolution develops, markets and supports real-time and e-mail based customer communications software for e-Businesses. Business Evolution's software enables e-Businesses to communicate with potential and existing customers through e-mail and real-time world wide web based applications. By using Business Evolution's software, e-businesses can enhance customer relationships and minimize lost sales. Business Evolution was based in Princeton, New Jersey, and had 66 employees at the time of the merger.

    On December 3, 1999, Kana closed a merger with netDialog pursuant to which netDialog became Kana's wholly-owned subsidiary. netDialog develops, markets and supports internet based self-service customer communications software for e-Businesses. netDialog's software enables e-Businesses to assemble customer experience to better communicate with potential and existing customers through world wide web based applications. By using netDialog's software, e-businesses can enhance customer relationships and minimize lost sales. netDialog was based in San Mateo, California, and had 45 employees at the time of the merger.

    Kana's objective is to become the leading provider of online customer communication software products and services for e-Businesses. To achieve its objective, Kana intends to expand its products to enter new markets, increase its global distribution capabilities and alliances, leverage its hosted application service and continue to emphasize customer advocacy and satisfaction.

    Kana's customers range from Global 2000 companies pursuing an e-Business strategy to rapidly growing Internet companies. As of December 31, 1999, each of more than 35 customers had ordered at least $110,000 of Kana's products and services, including:

       . eBay Inc.             . Ameritrade         . Telstra
       . eToys Inc.            . Kodak              . Paine Webber
       . Chase Manhattan Bank  . Gap
       . American Airlines     . barnesandnoble.com

    No customer accounted for 10% or more of Kana's total revenues in 1998 or 1999.

Industry Background

    With the widespread adoption of the Internet, new businesses can enter and disrupt established markets virtually overnight. In this environment, most companies' customers have a variety of purchasing options and are only a click away from the competition. As a result, businesses need to be closer and more responsive to their customers than ever before. Whether a company is a Global 2000 enterprise, or a newly established Internet-based business, the ability to provide a high quality customer experience, and thus to establish long-term customer relationships and loyalty, is more important than ever. In fact, for many e-Businesses, superior customer service and the brand reputation that results are becoming key competitive advantages.

    Until recently, most customer communications took place in person, by telephone or by letter. In order to respond to these types of customer inquiries more effectively, many companies invested substantial resources in expensive call centers and traditional direct marketing initiatives. Call centers typically served a customer service function, employed costly technology and did not scale effectively. Traditional direct marketing is typically expensive and not effective in terms of conversion and response rates. With the advent of the Internet and the proliferation of e-mail, the manner in which businesses communicate with their customers has undergone a fundamental change: customers are now demanding that businesses be accessible and communicate online.

    Given the emerging shift to online customer interaction, traditional solutions are not addressing the fundamental changes required by e-Businesses. The Gartner Group estimates that companies will receive 25% of all customer inquiries via e-mail and web-based forms by 2001, so the incorporation of these new online communications channels is critical to continued success. However, most companies remain unprepared to address the dramatic growth of e-mail and web-based customer communications. A survey of 125 companies with content, consumer brands, travel, retail and financial services web sites conducted by Jupiter Communications in late 1998 found that 42% of the surveyed companies' web sites took longer than five days to reply to e-mail inquiries, never replied or were not accessible by e-mail.

    There can be negative consequences for an e-Business if it fails to manage online customer communications effectively. These consequences can include loss of customers, increased difficulty in acquiring new customers and a deterioration of competitive position. In addition, e-Businesses face higher operating and information technology costs without efficient and reliable management of online customer communications. Perhaps most significantly, e-Businesses may lose the opportunity to take advantage of new revenue-generating opportunities by failing to capitalize upon the wealth of information conveyed through online customer communications. While addressing these challenges, e-Businesses must also be able to deploy a customer communications solution across multiple departments, to integrate the solution with existing e-Business and legacy systems and databases and to scale the solution as volumes grow.

    Kana believes that in order for companies to compete effectively in today's rapidly changing e-Business environment, it must differentiate itself by providing the highest quality customer experience. To accomplish this, e-Businesses require a software solution that:

  . enables personalized online customer interaction that is timely, relevant and specific to the needs of the customer;

  . reduces operating and information technology costs while integrating with existing e-Business and legacy systems and databases across multiple departments; and

  . broadens the opportunities for revenue generation through the extraction, analysis and management of the valuable information contained within online customer interactions.

The Kana Solution

    Kana's products and services enable e-Businesses to manage their online customer communications in order to generate additional revenue opportunities, enhance customer relationships, and reduce operating and information technology costs. Kana On-Line, Kana's web-based service, offers the Kana solution on a hosted basis.

    Kana believes its products and services provide the following business benefits:

    Increased Revenue Opportunities. Kana's software enables e-Businesses to track and manage online customer communications and integrate online customer information with relevant data contained within existing corporate databases and systems. By integrating and using information in this way, e-Businesses can identify and create additional revenue-generating opportunities. For example, e-Businesses can:

  . proactively market and sell existing products and services in a targeted, individualized fashion using outbound messaging campaigns;

  . sell additional products and services, such as product upgrades, during the response process; and

  . identify and develop new product and service offerings.

    Enhanced Customer Relationships. Kana's products and services enable e-Businesses to interact with their customers in a personalized and timely manner. The ability to collaborate seamlessly across the enterprise facilitates the generation of comprehensive, accurate responses. Kana's software provides e-Businesses with the ability to track and manage online customer communications and integrate the online customer information with relevant data contained within existing corporate databases and systems. e-Businesses can then analyze and report on this information and launch customized initiatives in response to the gathered information. Kana believes that the resulting improvements in the overall customer experience will enable e-Businesses to significantly enhance customer retention and loyalty.

    Reduced Operating and Information Technology Costs. Kana's products and services reduce the operating and information technology costs of e-Businesses by increasing the efficiency

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and effectiveness of online customer communications. For instance, an e-
Business using Kana's software will be able to handle significantly greater volumes of customer e-mails, thereby increasing efficiency and productivity, and reducing costs. Costs are further reduced as a result of migrating customer communications from expensive telephony-based environments to the more cost-effective channels of e-mail and the web.

    Kana's products use a combination of automation, business process and artificial intelligence workflow and advanced messaging analysis technologies to allow e-Businesses to deliver information and respond to customer messages rapidly and accurately, which can increase the effectiveness of messages delivered, decrease the number of repeat inquiries received and increase the efficiency of users. Kana's open, scaleable web-based architecture is designed to be integrated readily with e-Businesses' legacy systems, extending these systems' useful lives and allowing e-Businesses to avoid expensive upgrades. In addition, Kana's hosted web-based service, Kana On-Line, allows e-Businesses to utilize a customized Kana product while minimizing information technology infrastructure costs.

    In addition to these business benefits, Kana's products and services differ from those of Kana's competitors, and as a result of the following Kana believes they enable it to deliver superior value to e-Businesses:

    Advanced Architecture. Kana's software features a scaleable, web-based architecture that incorporates industry standards.

  . Web-Based. Kana's software is based upon a web-based architecture that supports multiple hardware and software platforms and browser-based interfaces. Kana's software runs on multiple hardware platforms simultaneously in order to enhance scaleability. In addition, Kana's software is readily deployable and performs in demanding operating environments.

  . Scaleable. Kana's architecture scales to accommodate large numbers of transactions and concurrent users. For example, by deploying Kana's advanced message classification technologies, e-Businesses can more effectively categorize customer messages, automate responses and increase message volume. Kana's architecture also scales to accommodate new functionalities and applications that may be required by e-Businesses.

  . Open and Standards-Based. Kana's software supports open industry standards such as the Java programming language, Hypertext Mark-up Language (HTML) and Extensible Mark-up Language (XML), and integrates easily with:

  . existing enterprise software environments;

  . e-mail, telephony, billing and customer relationship management systems;

  . product and other databases; and

  . a broad range of other information systems.

    The ability to share data across these multiple applications provides e-Businesses with a powerful tool for capitalizing on their customer communications.

  . Optimize Key Business Processes. Kana's software is designed to optimize workflow, information and communications associated with online customer communications. Kana's software can be configured to trigger not only a message delivery and response but also other actions within an organization. For example, Kana's software can alert an e-Business' engineering department if the e-Business receives repeat inquiries about a software defect or the human resources department if a resume is attached to a communication.

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  . Enhanced Productivity. Kana's software is designed to automate key functions of the online communications process while simultaneously providing high-quality customer communications. Users can customize the applications and access an integrated knowledge base of corporate information to handle increased message volume. Kana's software also provides one-click access to customer histories and all previous communications so that users can accurately target customers and provide fully informed, accurate and personalized answers that are consistent across the organization. System administrators can set preferences, routing rules and user permissions and establish address books and message queues, all on a real-time basis.

  . Comprehensive Data Analysis and Reporting. Kana's software includes an application that analyzes metrics ranging from system utilization to user performance and provides a broad range of packaged reports that enable management to maximize message volume and user productivity. It also enables e-Businesses to maximize the value of their customer communications by collecting, extracting and analyzing the large amounts of information contained within online customer communications. e-Businesses can use this information to enhance their customer relationships and capitalize on new opportunities by identifying trends, understanding customer interests and responses, addressing problems and improving corporate decision-making. In addition, e-Businesses can use any data created or captured by Kana software to design custom reports and decision management tools.

  . Advanced Message Classification. Kana's software enables e-Businesses to classify and respond to customer messages rapidly and accurately with the desired level of human intervention. Kana is developing advanced message classification technologies that significantly increase the efficiency of the message management process. e-Businesses experiencing a high volume of inbound messages can choose the level of automation appropriate for their needs, including routing a message to a particular queue or user for response, categorizing a message for a fully automated response or allowing the creation of a fully personalized response to the inquiry.

The Kana Strategy

    Kana's objective is to become the leading provider of mission-critical online customer communication software products and services for e-Businesses. The key elements of Kana's strategy include:

    Extend Market Leadership Position. Kana's objective is to extend its position as a leader in the e-Business software market for managing online customer communications by leveraging its suite of software applications and establishing itself as the solution of choice. Kana intends to take advantage of its technological leadership, strategic customer base and distribution capabilities to extend its current position as a market leader. Moreover, Kana believes that, by broadening its platform and suite of applications, it can expand its market opportunities and solidify its position as a leading provider of comprehensive e-Business products and services.

    Expand Kana's Suite of Products to Enter New Markets. Kana intends to expand its suite of products to include additional e-commerce and content management applications in order to enter new markets. In developing these applications, Kana is working with its customers to identify the strategic and functional needs of e-Businesses that operate in the rapidly changing Internet environment. Kana's focus is to develop applications that address those needs and integrate them seamlessly with its existing platform to help e-Businesses establish broader and deeper customer relationships. Kana believes these applications will be integrated to merge e-commerce transactions with customer communications to create further revenue opportunities.

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    Increase Distribution Capabilities. Kana intends to broaden and increase its distribution capabilities worldwide by combining the efforts of its direct sales force and its alliances with leading e-Business service and infrastructure providers. Kana's sales alliances are reseller arrangements or cooperative sales agreements with larger companies, such as MCI Worldcom, Inc., Davox, Inc. and Convergys Corporation. By expanding existing alliances and aggressively developing new ones, Kana can leverage others' sales, marketing and deployment capabilities to help establish Kana as a worldwide provider of e-Business products and services to manage online customer communications.

    Establish Technology Leadership with Open, Scaleable Web-based Architecture. Kana's objective is to establish the Kana architecture as the leading technology platform and market standard for e-Business products and services to manage online customer communications. To deliver the high performance required in the complex and rapidly changing e-Business environment, Kana has designed its products to be highly scaleable, easily customizable and readily able to integrate with existing enterprise applications and systems. Because Kana's web-based architecture is based on industry standards such as Java, HTML and XML, e-Businesses and third parties are able to develop and deploy new applications on top of the Kana platform. Kana intends to continue to develop and enhance its advanced architecture to efficiently handle the growing volume of online customer communications while providing increased functionality across e-Businesses.

    Leverage Hosted Web-Based Application Service. Kana offers Kana On-Line, Kana's hosted web-based application service, for e-Businesses that want to deploy an online customer communication system rapidly and efficiently while minimizing their up-front investment in hardware, software and services. Kana On-Line allows Kana to manage important customer data and monitor real-time, hands-on customer feedback on Kana's software. Kana intends to continue developing this service because this service allows Kana to target additional markets that are complementary to Kana's software-based solution, provides it with recurring revenue streams and may, in the future, allow it to enter into new business opportunities. To date, revenues received from Kana On-Line have not been material. Although Kana intends to develop and support this service, as a result of many factors, including the relative success of sales of Kana's products and Kana's services, Kana cannot accurately predict when revenues from Kana On-Line will become material.

    Emphasize Customer Advocacy and Satisfaction. Kana believes that delivering complete customer satisfaction is vital to growing Kana's business. Kana's emphasis on customer advocacy and satisfaction has provided it with a strong base of referenceable customers. This strategy provides many benefits, including potentially shortened sales cycles, incremental sales opportunities to Kana's installed-base of customers and new and improved products resulting from customer feedback. Kana intends to remain focused on providing the highest level of satisfaction to its customers and to continue to design its solutions to address their online customer communications needs. In addition, Kana intends to continue to build its professional services group, which maintains customer relationships beyond the implementation phase and is responsible for providing a superior customer experience.

Products and Services

Kana Platform and Suite of Applications

    Kana's products are comprised of a software platform and a suite of customer communication applications. Together the platform and the applications create an advanced and scaleable online customer communication system for e-Businesses. The Kana platform consists of the Kana Core Technology, which includes Kana Conduits. The suite of software applications consists of Kana Connect, Kana Notify, Kana Realtime, Kana Assist, Kana Classify and Kana Response. License fees for Kana's software are typically based on the number of customer profiles processed by the software or the number of users authorized to access Kana's software at any given time, and is also dependent upon the specific application licensed.

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    Kana Core Technology. The Kana Core Technology has a number of capabilities, including message delivery, enterprise integration, queue management, collaboration, personalization, automation, message transport and performance management. The Kana Core Technology uses an open, scaleable, web-based architecture and serves as the foundation for the suite of Kana applications. Kana Conduits, also part of the Kana Core Technology, allows e-Businesses to integrate the Kana platform with other enterprise applications such as telephony customer relationship management systems and e-commerce infrastructure. This integration is designed to allow applications to exchange information so that e-Businesses can communicate with their customers more efficiently and consistently.

    Kana Connect. Kana Connect is Kana's electronic direct marketing application that enables e-Businesses to proactively deliver individually targeted messages to increase the lifetime value of customers. The application enables marketers to profile, target and engage customers in one-to-one conversations through permission-based, e-mail communication.

    Kana Notify. Kana Notify is Kana's automated communications application that extends the customer retail experience by automating, customizing and managing transaction-related communications such as order status and receipts, and helps to reduce customer service inquiries by sending proactive messages.

    Kana Realtime. Kana Realtime is an e-commerce application that enables companies to engage in one-to-one realtime communications with customers to generate higher sales conversions. The solution's live two-way web-based dialogue between the company and customer provides immediate online sales assistance to help companies turn browsers into buyers, reduce shopping cart abandonment, cross-sell and up-sell during the sales cycle, and reduce sales service costs.

    Kana Assist. Kana Assist is an online self-service application that improves the customer experience by delivering context-sensitive answers to customer questions directly on the web site--allowing customers to quickly and conveniently obtain answers to their questions without the intervention of a customer service representative.

    Kana Classify. Kana Classify is Kana's advanced message classification technology that drives automated actions. Kana Classify categorizes customer messages and can automatically respond to customers, suggest responses for user review or route messages to skill-based queues.

    Kana Response. Kana Response is Kana's e-mail and web communications management application that assists e-Businesses in responding to large numbers of inbound customer communications. Kana Response provides rule-based automation, intelligent workflow, message queuing, specialized user tools and a centralized knowledge base of issues and responses.

Kana On-Line

    Kana On-Line is a web-based application service that offers the Kana software on a hosted basis. Kana On-Line provides e-Businesses with access to a customized version of Kana's software without the need to purchase, install or maintain their own server or database infrastructure. With Kana On-Line, Kana hosts the back-end infrastructure and the customer accesses Kana's powerful functionality by deploying the core applications of the Kana solution.

    The hardware and core technology supporting Kana On-Line is pre-installed and managed at Exodus Communications, Inc., a leading provider of Internet server hosting and management solutions. Kana believes that Exodus is equipped to provide the security, reliability and performance required for hosting Kana's solution through its nationwide network operating centers and high-speed wide area network backbone.

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    Kana On-Line offers several key benefits to e-Businesses:

  . Low Initial Investment. e-Businesses gain the benefits of the core components of the Kana software with limited hardware and software infrastructure costs.

  . Low Cost of Ownership. Because Kana hosts the back-end infrastructure for Kana On-Line, e-Businesses keep IT administration and overhead costs low while achieving the benefits of the Kana software.

  . Scalability. Kana On-Line is scaleable and, because of the Kana On-Line fee structure, an e-Business' costs will increase only as its usage increases.

  . Reliability and Security. A team of dedicated professionals monitors and maintains the customer business applications in a secure environment. Kana actively works to promote the security of e-Business data and the reliability of the Kana On-Line service.

  . Rapid Deployment. Since e-Businesses run the Kana software locally, they are not responsible for purchasing and configuring the appropriate hardware and the system can often be set up in a matter of days. A Kana On-Line representative works with the e-Business to ensure that the system is configured to meet its specific needs.

  . Easy Migration. Because Kana offers both a hosted and licensed version of the Kana software, e-Businesses can start by using Kana's hosted applications and convert to a premise license without disruption of their service or additional training for system users.

Professional Services

    Kana's professional services group consists of consulting services, customer advocacy, technical support and education services.

    Consulting Services. Kana's consulting services group provides a wide range of business and technical expertise to support Kana's customers and partners during the implementation of solutions. This group brings deep functional and industry knowledge to the market as well as the technical capabilities to deliver premium consulting services for Kana's customers and partners.

    Customer Advocacy. Kana's customer advocacy group ensures ongoing customer satisfaction with the Kana solution. This includes providing experienced account planning to develop a long-term relationship and ensure business needs are being met as Kana's customers evolve and grow. The group develops a satisfaction plan with Kana's customers to ensure the successful delivery of services and resources.

    Technical Support. Kana's technical support group provides global support for Kana's customers through a number of channels, including phone and e-mail, as well as access to the Kana Support website.

    Education Services. Kana's education services group delivers a full set of training programs for Kana's customers and partners, including a comprehensive set of learning tracks for end users, business consultants, and developers through instructor-led, web-based, and onsite delivery. The group also provides up-to-date information to Kana's customers and partners through monthly newsletters, website FAQ's, and regional user groups.

Technology

    Kana's software incorporates industry standards, such as Java, HTML and XML, in order to facilitate customization and to enable efficient development cycles. The Kana software offers both web- and Windows-based interfaces.

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Open, Standards-Based Architecture

    The architecture of the Kana software is "open" because it relies upon industry standards that facilitate integration with customers' e-Business and legacy databases and systems and the development of applications on the Kana platform. These industry standards include:

  . Java;

  . JDBC (Java DataBase Connectivity);

  . HTML;

  . XML;

  . standard relational databases from Oracle and Microsoft;

  . JSP (Java Server Pages); and

  . Microsoft ASP (Active Server Pages).

    The use of industry standards also permits the Kana platform to be readily customized to users' preferences.

Scaleable Web-Based Architecture

    Kana's software relies on a scaleable web-based architecture. This architecture separates the different system components into logical layers, supports multiple hardware and software platforms, supports browser-based interfaces and enables the system to run on multiple hardware platforms simultaneously in order to enhance scaleability. The tiers are the presentation, user interface, workflow, business object, mail delivery, tracking and data layers.

Advanced Message Classification Technologies

    Kana has focused its research and development of advanced message classification technologies on Bayesian Network technology. Bayesian Network technology is a classification technology approach that combines machine learning with human expertise to infer conclusions about new data. Using machine learning, the system automatically builds a classification model from existing customer messages, thereby reducing the cost and time of installation and maintenance and allowing the system to improve as new issues arise. With human expertise, the system enables managers to add their knowledge selectively to the system in order to improve accuracy and adjust the model to anticipate new issues or react to them in real time. Bayesian Network technology underlies Kana Classify, which categorizes customer messages and drives system automation.

Ease of Platform Upgrade

    Kana's software may be readily upgraded to new versions of the Kana system. New versions of the software, when installed, are designed to recognize the historical data and configurations from the previous version of the system and automatically convert them to the new data format. This enables an e-Business to upgrade Kana's software without any programming or advanced technical capability.

Sales and Marketing

Sales

    Kana's sales strategy is to pursue targeted accounts through a combination of its direct sales force and its strategic alliances. To date, Kana has targeted its sales efforts at the e-Business

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divisions of Global 2000 companies and at rapidly growing Internet companies.
Kana maintains direct sales personnel domestically in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New York, Texas, Virginia, Washington and Washington D.C., and internationally in the United Kingdom, Germany and Australia. The direct sales force is organized into regional teams, which include both sales representatives and systems engineers. As of December 31, 1999, Kana employed in its sales force 23 persons in its offices in the United Kingdom and Germany and three persons in its office in Australia. Kana's office in the United Kingdom is primarily responsible for sales in Europe generally, Kana's office in Germany is primarily responsible for sales in Germany and Austria, and Kana's office in Australia is primarily responsible for sales in Australia and Asia. Sales managers currently based in the United States handle other international sales and report to Kana's Vice President, International. Kana's direct sales force is complemented by telemarketing representatives based at Kana's headquarters in Redwood City, California.

    Kana complements its direct sales force with a series of reseller and sales alliances, such as those with MCI WorldCom, Inc., Davox, Inc. and Convergys Corporation. Through these alliances Kana is able to leverage additional sales, marketing and deployment capabilities. In the future, Kana intends to expand its distribution capabilities by increasing the size of its direct sales force, establishing additional sales offices both domestically and internationally and broadening its alliance activities. As of December 31, 1999, 93 of Kana's employees were engaged in sales activities. See "Information About Kana-- Strategic Relationships".

    Kana's total revenues derived from sources outside of the United States for fiscal year 1999 were $1,384,901. Prior to 1999, Kana did not derive revenues from sources outside of the United States.

Marketing

    Kana's marketing programs are targeted at e-Businesses and are currently focused on educating its target market, generating new sales opportunities and creating awareness for Kana's e-Business customer communications software. Kana conducts marketing programs worldwide to educate its target market. In addition, Kana engages in a variety of marketing activities, including:

  . conducting seminars;

  . hosting regular customer events;

  . participating in industry and technology-related conferences and trade shows;

  . establishing and maintaining close relationships with recognized industry analysts;

  . conducting electronic and traditional direct mailings and ongoing public relations campaigns;

  . managing and maintaining Kana's web site;

  . conducting market research; and

  . creating and placing advertisements.

    Kana's marketing organization also serves an integral role in acquiring, organizing and prioritizing industry and customer feedback in order to help provide product direction to its development organizations. Kana has a detailed product management process that surveys customer and market needs to predict and prioritize future customer requirements. Kana also focuses on developing a range of joint marketing strategies and programs in order to leverage their existing strategic relationships and resources. These alliances provide collaborative resources to help extend the reach of Kana's presence in the marketplace. Kana intends to continue to pursue these alliances in the future. As of December 31, 1999, 32 of Kana's employees were engaged in marketing activities.


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Strategic Relationships

    Kana has three types of strategic relationships: service relationships, marketing relationships and reseller and strategic sales relationships, that are designed to leverage Kana's services, software development and sales capabilities. These relationships are formal or informal agreements with third parties, and they are typically not exclusive and for a short term. However, Kana views these relationships as critical to Kana's success in providing enterprise-wide e-Business communication software products and services.

    Service Relationships. Kana collaborates with systems integrators such as Andersen Consulting and Scient Corporation. These collaborations occur on a project by project basis, and no formal agreements or commitments exist regarding Kana's relationships with these systems integrators. These systems integrators are highly trained in Kana's software, and on a project by project basis provide integration and implementation services.

    Marketing Relationships. Kana has established a series of relationships with marketing partners across a variety of industries, including providers of customer relationship management software, sales force automation software, telephony systems and IT hardware, that allow it to provide a comprehensive solution to e-Businesses. Kana's marketing relationships are typically contained in a written agreement, but these agreements generally may be terminated at any time by either party and do not contain penalties for nonperformance.

    Reseller and Strategic Sales Relationships. Kana complements its direct sales force with a series of reseller and strategic sales relationships in targeted industries such as telecommunications. Kana's agreements with these companies are typically in the form of value-added reseller agreements.

    In the future, Kana intends to establish additional strategic relationships to broaden its product offerings by addressing multiple channels of online communications and enhancing its distribution channels.

    Many of the companies with which Kana has struck relationships also work with competing software companies, and Kana's success will depend on their willingness and ability to devote sufficient resources and efforts to its products and services. Kana's arrangements with these parties typically are in the form of non-exclusive agreements that may be terminated by either party without cause or penalty and with limited notice. Therefore, Kana can provide no guarantee that any of these parties will continue their relationship with it.

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Customers

    Kana's customers range from Global 2000 companies pursuing an e-Business strategy to rapidly growing Internet companies. As of December 31, 1999, Kana had licensed its solution to more than 300 customers in a variety of industries worldwide. The following is a list of customers that Kana believes are representative of its overall customer base:

     Internet Services   Financial            e-Tailing
     City Index          Ameritrade           barnesandnoble.com
     eBay                CBOE                 CDNOW
     eFax.com            Datek                Cendant
     Excite@Home         Dime Savings Bank    Drugstore.com
     iVendor             Dow Jones            eToys
     iVillage            Financial Engines    Furniture.com
     JFAX.com            Wit Capital          Insweb
     Lycos                                    Reel.com
     priceline.com                            Tickets.com
     The Motley Fool
     The Street.com
     Travel              Communications       Other
     American Airlines   Ameritech            Coleman
     Canadian Airlines   AT&T                 Estee Lauder
     Mapquest.com        Convergys            Ford Motor Company
     NorthKanast         Davox                General Motors
     SKanadish Railroads NTL                  Hewlett-Packard
     Travelocity (Sabre) Sprynet (Mindspring) Microsoft
                         Stream International Shell International
                         Telstra              The Gap
                         US Kanast            Williams-Sonoma

    No customer accounted for 10% or more of Kana's total revenues for 1999. Although a substantial portion of Kana's license and service revenues in any given quarter has been, and is expected to continue to be, generated from a limited number of customers with large financial commitment contracts, Kana does not depend on any ongoing commitments from its large customers.

Research and Development

    Kana believes that strong product development capabilities are essential to its strategy of enhancing its core technology, developing additional applications incorporating that technology and maintaining the competitiveness of its product and service offerings. Kana has invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within Kana and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, Kana has recruited key engineers and software developers with experience in the customer communications and internetworking markets and has complemented these individuals by hiring senior management with experience in enterprise application development, sales and deployment.

    Kana's research and development expenses totaled approximately $2.8 million for the year ended December 31, 1998 and $12.9 million for the year ended December 31, 1999. As of December 31, 1999, 115 of Kana's employees were engaged in research and development activities. Kana's success depends, in part, on its ability to enhance its existing customer interactions solutions and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of its

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prospective customers. Delays in bringing to market new products or their enhancements, or the existence of defects in new products or enhancements, could be exploited by Kana's competitors. If Kana were to lose market share as a result of lapses in its product management, its business would suffer.

Competition

    The market for Kana's products and services is intensely competitive, evolving and subject to rapid technological change. Kana expects the intensity of competition to increase in the future. Kana currently faces competition for its products from systems designed by in-house and third-party development efforts. Kana expects that these systems will continue to be a principal source of competition for the foreseeable future. Kana's competitors include a number of companies offering one or more products for the e-Business customer communication market, some of which compete directly with Kana's products. For example, Kana's competitors include companies providing stand-alone point solutions, including Annuncio, Inc., AskJeeves, Inc., Brightware, Inc., Digital Impact, Inc., eGain Communications Corp., Inference Corporation, Marketfirst, Inc., LivePerson, Inc., Mustang Software, Inc., Responsys.com. and Servicesoft, Inc. In addition, Kana may compete with companies providing customer management and communications solutions, such as Broadbase, Inc., Cisco Systems, Inc., Clarify Inc., (which has agreed to be acquired by Northern Telecom) E.piphany, Inc., Genesys Telecommunications Laboratories, Inc., (which has agreed to be acquired by Alcatel) Lucent Technologies, Inc., Message Media, Inc., Oracle Corporation, Pivotal Corporation, Siebel Systems, Inc., Silknet Software, Inc. (if the merger is not completed) and Vantive Corporation (which has agreed to be acquired by PeopleSoft, Inc.). Furthermore, Kana may face increased competition should it expand its product line, through acquisition of complementary businesses or otherwise.

    Kana believes that the principal competitive factors affecting its market include a significant base of referenceable customers, the breadth and depth of a given solution, product quality and performance, customer service, core technology, product scaleability and reliability, product features, the ability to implement solutions and the value of a given solution. Although Kana believes that its solution currently competes favorably with respect to these factors, Kana's market is relatively new and is evolving rapidly. Kana may not be able to maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

    Many of Kana's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than does Kana. In addition, many of Kana's competitors have well-established relationships with Kana's current and potential customers and have extensive knowledge of Kana's industry. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Kana also expects that competition will increase as a result of industry consolidations. See "Risk Factors--Risks Related to Kana--Kana faces substantial competition and may not be able to compete effectively".

Intellectual Property

    Kana relies upon a combination of patent, copyright, trade secret and trademark laws to protect its intellectual property. Kana currently has seven U.S. patent applications pending covering:

  . A customer communication software product for e-mail and website-based communications, using rules and message categories to codify workflow, including use of standard phrases, response templates, recipient lists and routing;

  . A customer communication software product for e-mail and website-based communications in which advanced workflow features are used in conjunction with rules, queues and timers;

  . A customer communication software product for e-mail and website-based communications that uses queues and timers to track, route and escalate the priority of messages;

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

  . A customer communication software product for e-mail and website-based communications that combines a rule-based workflow engine with a text classification system to automate e-mail response;

  . A customer communications software product for network based customer service that provides differing levels of customer response;

  . A method of using XML to distribute data between applications; and

  . A customer communications software product for providing live support over the world-wide web.

    These patents, if allowed, will cover a material portion of Kana's products and services. Kana has also filed international patent applications corresponding to three of Kana's U.S. applications.

    In addition, Kana has one U.S. trademark registration and seven pending U.S. trademark registrations as well as pending trademark registrations in Australia, Canada, the European Union, India, Japan, South Korea and Taiwan. Although Kana relies on patent, copyright, trade secret and trademark law to protect its technology, Kana believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. Kana can give no assurance that others will not develop technologies that are similar or superior to its technology.

    Kana generally enters into confidentiality or license agreements with its employees, consultants and alliance partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite Kana's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Kana's products or technology or to develop products with the same functionality as its products. Policing unauthorized use of Kana's products is difficult, and Kana cannot be certain that the steps it has taken will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States. In addition, some of Kana's license agreements require Kana to place the source code for its products into escrow. These agreements generally provide that some parties will have a limited, non-exclusive right to use this code if:

  . there is a bankruptcy proceeding instituted by or against Kana;

  . Kana ceases to do business without a successor; or

  . Kana discontinues providing maintenance and support.

    Substantial litigation regarding intellectual property rights exists in the software industry. Kana's software products may be increasingly subject to third-party infringement claims as the number of competitors in its industry segment grows and the functionality of products in different industry segments overlaps. Some of Kana's competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim Kana's technology infringes. Some of these competitors may make a claim of infringement against us with respect to Kana's products and technology. See "Information About Kana--Legal Proceedings".

Employees

    As of December 31, 1999, Kana had 363 full-time employees, 71 of whom were in Kana's professional services group, 125 in sales and marketing, 115 in research and development, and 52 in finance, administration and operations. Kana added 182 employees between July 1, 1999 and December 31, 1999, which number does not include 118 new employees resulting from the Business

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

Evolution and netDialog mergers. Kana's future performance depends in significant part upon the continued service of Kana's key technical, sales and marketing, and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of Kana's key employees could harm its business.

    Kana's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, particularly in the San Francisco Bay Area where Kana is headquartered. Due to the limited number of people available with the necessary technical skills and understanding of the Internet, Kana can give no assurance that it can retain or attract key personnel in the future. None of Kana's employees is represented by a labor union. Kana has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors--Risks Related to Kana--Kana may be unable to hire and retain the skilled personnel necessary to develop its engineering, professional services and support capabilities in order to continue to grow" and "--Kana may face difficulties in hiring and retaining qualified sales personnel to sell its products and services, which could harm Kana's ability to increase its revenues in the future".

Facilities

    Kana's corporate offices are located in Redwood City, California, where Kana leases approximately 60,861 square feet under a lease that expires in October 2006. As of December 31, 1999, the annual base rent for this facility was approximately $1.9 million. In addition, Kana leases facilities and offices domestically in Westport, Connecticut; Chicago, Illinois and Richardson, Texas; and internationally in the United Kingdom, Germany and Australia. The terms of these leases expire beginning in August 2000, and automatically renew unless earlier terminated. Kana believes that its corporate office space in Redwood City will not be sufficient to meet its needs through the next 12 months. For that reason, on February 11, 2000, Kana entered into an agreement to lease approximately 62,500 additional square feet in Redwood City, California under a lease that expires in December, 2010. The annual base rent for this facility for the first year is approximately $2.4 million. We believe that our corporate office space in Redwood City and the other facilities we currently lease will be sufficient to meet our needs through at least the next 12 months.

Legal Proceedings

    On October 8, 1999, Genesys Telecommunications Laboratories, Inc. filed a complaint against Kana in the United States District Court for the District of Delaware. Genesys alleges that Kana's Customer Messaging System 3.0 infringes one or more claims of a Genesys patent. Genesys is seeking relief in the forms of an injunction, damages, punitive damages, attorneys' fees, costs and pre- and post-judgment interest. The litigation is currently in its early stages and Kana has not received material information or documentation. Kana intends to fight this claim vigorously and does not expect it to impact results. Kana is not currently a party to any other material legal proceedings. See "Risk Factors--Risks Related to Kana--Kana may become involved in litigation over proprietary rights, which could be costly and time consuming, and Genesys Telecommunications Laboratories, Inc. has filed an infringement suit against Kana".

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

                                   MANAGEMENT

Executive Officers and Directors

    The following table sets forth information regarding the executive officers and directors of Kana as of February 29, 2000:

             Name           Age                     Position
             ----           ---                     --------
   Michael J. McCloskey....  42 Chief Executive Officer and Director

   Mark S. Gainey..........  31 President and Chairman of the Board of Directors

   Joseph G. Ansanelli.....  30 Vice President, Marketing

   Timothy E. Campbell.....  38 Vice President and General Manager, Kana On-Line

   Ian P. Cavanagh.........  34 Vice President, Business Development

   Alexander E. Evans......  42 Vice President, International

   Paul R. Holland.........  39 Vice President, Worldwide Sales

   Pallipuram V. Kannan....  32 Vice President, RealTime

   Joseph D. McCarthy......  35 Vice President, Finance and Operations

   William R. Phelps.......  38 Vice President, Professional Services

   Toya A. Rico............  40 Vice President, Human Resources

   Donald R. Whitt.........  42 Vice President, eBusiness Services

   Michael R. Wolfe........  31 Vice President, Engineering

   David M. Beirne.........  35 Director

   Robert W. Frick.........  62 Director

   Eric A. Hahn............  39 Director

   Charles A. Holloway,
    Ph.D. .................  63 Director

   Steven T. Jurvetson.....  32 Director

   Ariel Poler.............  32 Director

    Michael J. McCloskey. Mr. McCloskey joined Kana in June 1999 as Chief Executive Officer and a director. Prior to joining Kana, from September 1996 to February 1999, Mr. McCloskey served in various positions with Genesys Telecommunications Laboratories, Inc., a provider of enterprise interaction management software, including President from July 1998 to December 1998, Chief Operating Officer from September 1997 to July 1998 and Vice President, Finance and International, Chief Financial Officer and Secretary from September 1996 to July 1998. From May 1995 to September 1996, he served as Vice President, Finance, Chief Financial Officer and Vice President, Operations at Network Appliance, Inc., a network data storage device company. From September 1993 to May 1995, Mr. McCloskey served as Executive Vice President and Chief Financial Officer at Digital Microwave Corporation, a telecommunications company. From 1991 to 1993, Mr. McCloskey was the Chief Operating Officer and a member of the board of directors of Wavefront Technologies, a 3-D graphics visualization software development company. Mr. McCloskey holds a B.S. in Business Administration from Santa Clara University.

    Mark S. Gainey. Mr. Gainey co-founded Kana in January 1996, served as President, Chief Executive Officer and a director of Kana from January 1996 to June 1999 and currently serves as its President and Chairman of the Board of Directors. Prior to co-founding Kana, from April 1991 to September 1995, Mr. Gainey served as an associate with TA Associates, Inc., a venture capital firm, where he focused primarily on technology and business services investments. Mr. Gainey holds a B.A. in General Studies from Harvard University.

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

    Joseph G. Ansanelli. Mr. Ansanelli joined Kana in August 1999 as Vice President, Marketing in connection with Kana's acquisition of Connectify, Inc. Mr. Ansanelli co-founded Connectify in May 1998 and served as its President and Chief Executive Officer. From February 1997 to May 1998, Mr. Ansanelli managed a consulting company where he focused primarily on strategic marketing and business development services for internet companies. From April 1996 to January 1997, Mr. Ansanelli served as Director of Internet Product Marketing for Macromedia, Inc., an Internet and multimedia tools software company. From May 1992 to March 1996, Mr. Ansanelli held various product marketing positions at Apple Computer, Inc. Mr. Ansanelli holds a B.S. in Applied Economics with a concentration in Marketing from the Wharton School at the University of Pennsylvania.

    Timothy E. Campbell. Mr. Campbell joined Kana as Vice President and General Manager of Kana On-Line in December 1999 in connection with our acquisition of netDialog, Inc., where he had been employed as Vice President of Client Services and Chief Services Officer since February 1999. From May 1997 to February 1999, Mr. Campbell served as Senior Vice President of Consulting, Americas for Baan Company, an enterprise software company. From September 1995 to February 1997, Mr. Campbell was Vice President of client services at Aurum Software Inc. Prior to joining Aurum, Mr. Campbell had been with Electronic Data Systems, Inc. since 1988 where he had been involved in systems integration, MIS, and consulting.

    Ian P. Cavanagh. Mr. Cavanagh joined Kana in July 1999 as Vice President, Business Development. Prior to joining Kana, from February 1996 to July 1999, Mr. Cavanagh served in various management roles at Genesys Telecommunications Laboratories, Inc., a provider of enterprise interaction management software, most recently as Vice President, Asia Pacific and Managing Director, Canada. From 1994 to February 1996, Mr. Cavanagh served as Senior Manager-Call Centre Service Development with the New Brunswick Telephone Company. Prior to 1994, Mr. Cavanagh served as Senior Manager-Service Development with Stentor Canadian Network Management, an alliance of Canadian telecommunication service providers. Previously, Mr. Cavanagh held several engineering positions with NBTel. Mr. Cavanagh holds a Bachelor of Electrical Engineering from the Technical University of Nova Scotia and Acadia University.

    Alexander E. Evans. Mr. Evans joined Kana in July 1999 as Vice President, International. Prior to joining Kana, from May 1994 to July 1999, Mr. Evans served as the Managing Director, Europe for Genesys Telecommunications Laboratories, Inc., with responsibility for Europe, Middle East and Africa. Prior to May 1994, Mr. Evans served in various managerial and sales capacities at Digital Systems Ltd., a company that supplies outbound predictive dialers. Previously, Mr. Evans served in various managerial, technical and marketing positions at Digital Equipment Corp. Prior to his employment by Digital Equipment, Mr. Evans worked in various technical and project roles involving material requirement planning, process control and automated manufacturing systems at Dupont, Inc., Mars Electronics Ltd. & Metal Box PLC. Mr. Evans holds a degree in Electronics from John Moore University, England.

    Paul R. Holland. Mr. Holland joined Kana in December 1997 as Vice President, Worldwide Sales. Prior to joining Kana, from September 1994 to September 1997, Mr. Holland worked at Pure Atria Corporation (now Rational Software Corporation), a software tools company, most recently as its Vice President, Europe. From June 1992 to September 1994, Mr. Holland held various sales positions at Pure Atria Corporation (then Pure Software Corporation). From 1988 to 1992, Mr. Holland was director of marketing and sales for Rothchild Consultants, a high technology market research company. Mr. Holland holds a B.S. in Public Administration from James Madison University, an M.A. in Foreign Affairs from the University of Virginia and an M.B.A. from the University of California at Berkeley.

    Pallipuram V. Kannan. Mr. Kannan joined Kana as Vice President, RealTime in December 1999 in connection with our acquisition of Business Evolution, Inc. Mr. Kannan co-founded Business Evolution in July 1995 and served as its President and Chief Executive Officer. From 1991 to June

1995, Mr. Kannan worked as a consultant in various project management roles at Oracle and IBM. Mr. Kannan is a Chartered Accountant in India and holds post-graduate degrees in Accounting and Finance.

    Joseph D. McCarthy. Mr. McCarthy joined Kana in March 1998 as Director of Finance and Operations and served as Vice President, Finance and Operations from April 1999 to December 1999, and has served as Vice President, Finance since December 1999. Prior to joining Kana, from September 1997 to March 1998, Mr. McCarthy served as Vice President, Finance at Reasoning, Inc., a transformation software company. From March 1995 to September 1997, Mr. McCarthy served as Corporate Controller of Pure Atria Corporation (now Rational Software Corporation), a software tools company, and from September 1993 to March 1995 he served as Controller of International Network Services, a network services company. Mr. McCarthy holds a B.B.A. in Accounting from the University of Notre Dame.

    William R. Phelps. Mr. Phelps joined Kana in December 1998 as Vice President, Professional Services. Prior to joining Kana, from March 1997 to November 1998, Mr. Phelps served as Vice President, Professional Services for CrossWorlds Software, Inc., an application integration software company. From January 1994 to February 1997, Mr. Phelps served as a principal consultant at Booz, Allen & Hamilton, a management consulting firm. Mr. Phelps holds a B.S. in Industrial Engineering from Stanford University.

    Toya A. Rico. Ms. Rico joined Kana in January 2000 as Vice President, Human Resources. Prior to joining Kana, from October 1996 through May 1999, Ms. Rico served as Director, Human Resources at Adaptec, Inc., a bandwidth management company. From May 1988 through September 1996, Ms. Rico served in a variety of human resources management positions at 3Com Corporation, a computer networking company. Ms. Rico holds a B.A. in Communications from California State University, San Francisco.

    Donald R. Whitt. Mr. Whitt joined Kana as Vice President, eBusiness Services in December 1999 in connection with our acquisition of netDialog, Inc. From May 1999 to December 1999 Mr. Whitt served as Vice President, eBusiness Services at netDialog. From May 1998 to April 1999, Mr. Whitt served as Director of Product Development Services at netDialog. From July 1997 to May 1998, Mr. Whitt was an independent web development consultant. From November 1994 to June 1997, Mr. Whitt served as Director of Technical Operations for America Online. Mr. Whitt holds a B.A. in philosophy from California State University, Chico.

    Michael R. Wolfe. Mr. Wolfe joined Kana in May 1997 as Director of Engineering and has served as Vice President, Engineering since April 1998. Prior to joining Kana, from March 1995 to February 1997, Mr. Wolfe served as Director of Engineering at Internet Profiles Corporation, an internet marketing company. From February 1994 to March 1995, Mr. Wolfe was an associate at Wells Fargo Nikko, specializing in software development. From June 1991 to February 1994, Mr. Wolfe was a software programming analyst at Goldman, Sachs & Co. Mr. Wolfe has taught computer science at Stanford University and the University of California at Berkeley. Mr. Wolfe holds a B.S. and M.S. in Computer Science from Stanford University.

    David M. Beirne. Mr. Beirne has served as a director of Kana since September 1997. Mr. Beirne has been a Managing Member of Benchmark Capital Management Co., L.P., a venture capital firm, since June 1997. Prior to joining Benchmark, Mr. Beirne founded Ramsey/Beirne Associates, an executive search firm, and served as its Chief Executive Officer from October 1987 to June 1997. Mr. Beirne serves on the board of directors of Scient Corporation, an e-Business systems provider, and several private companies. Mr. Beirne holds a B.S. in Management from Bryant College.

    Robert W. Frick. Mr. Frick has served as a director of Kana since August 1999. Mr. Frick previously served as the Vice Chairman of the Board, Chief Financial Officer and head of the World Banking Group for Bank of America, as Managing Director of BankAmerica International, and as President of Bank of America's venture capital subsidiary. He is now retired. Mr. Frick previously served as a director of Connectify, Inc. from its founding to its acquisition by Kana, and he currently serves on the board of directors of six private companies. Mr. Frick holds a B.S. in Civil Engineering and an M.B.A. from Washington University in St. Louis, Missouri.

    Eric A. Hahn. Mr. Hahn has served as a director of Kana since June 1998. Mr. Hahn is a founding partner of Inventures Group, a leading "mentor investment" stage venture capital firm. From November 1996 to June 1998, Mr. Hahn served as the Executive Vice President and Chief Technical Officer of Netscape Communications Corporation and served as a member of Netscape's Executive Committee. Mr. Hahn also served as General Manager of Netscape's Server Products Division, overseeing Netscape's product development and marketing activities for enterprise Internet, intranet and extranet servers, from November 1995 to November 1996. Prior to joining Netscape, from February 1993 to November 1995, Mr. Hahn was founder and Chief Executive Officer of Collabra Software, Inc., a groupware provider that was acquired by Netscape. Mr. Hahn holds a B.S. in Computer Science from the Worcester Polytechnic Institute.

    Dr. Charles A. Holloway. Dr. Holloway has served as a director of Kana since December 1996. Dr. Holloway holds the Kleiner, Perkins, Caufield & Byers Professorship in Management at the Stanford Graduate School of Business and has been a faculty member of the Stanford Graduate School of Business since 1968. Dr. Holloway is also currently co-director of the Stanford Center for Entrepreneurial Studies at the Graduate School of Business. Dr. Holloway was the founding co-chair of the Stanford Integrated Manufacturing Association, a cooperative effort between the Graduate School of Business and the School of Engineering, which focuses on research and curriculum development in manufacturing and technology. Dr. Holloway serves on the board of directors of several private companies. Dr. Holloway holds a B.S. in Electrical Engineering from the University of California at Berkeley and an M.S. in Nuclear Engineering and Ph.D. in Business Administration from the University of California, Los Angeles.

    Steven T. Jurvetson. Mr. Jurvetson has served as a director of Kana since April 1997. Mr. Jurvetson has been a Managing Director of Draper Fisher Jurvetson, a venture capital firm, since June 1995. Prior to joining Draper Fisher Jurvetson, from July 1990 to September 1993, Mr. Jurvetson served as a consultant with Bain & Company, a management consulting firm. Mr. Jurvetson served as a research and development engineer at Hewlett-Packard during the summer months from June 1987 to August 1989. Mr. Jurvetson serves on the boards of directors of Cognigine Corporation, FastParts, Inc., iTv Corp., Tacit Knowledge Corporation, Third Voice, Inc. and ReleaseNow.com Corporation. Mr. Jurvetson holds a B.S. and an M.S. in Electrical Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

    Ariel Poler. Mr. Poler has served as a director of Kana since December 1996. Mr. Poler has been the Chief Executive Officer of Topica Inc., a compiler and provider of e-mail lists, since January 1998 and has served as a director of Topica since February 1998. Mr. Poler founded and served as Chief Executive Officer of Internet Profiles Inc. (IPRO), a Web measurement and auditing service company, from May 1994 to January 1996. Mr. Poler served on the board of directors of LinkExchange, Inc., a privately held Web advertising network, from October 1996 to October 1998. Mr. Poler holds a B.S. in Mathematics with Computer Science from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Board of Directors and Committees

    Kana currently has authorized eight directors. The board consists of eight directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. Messrs. Beirne, Frick and Jurvetson are Class I directors whose terms will expire in 2000, Messrs. Hahn and Poler and Dr. Holloway are Class II directors whose terms will expire in 2001 and Messrs. Gainey and McCloskey are Class III directors whose terms will expire in 2002. Upon completion of the merger, Kana will increase the size of its board to nine directors. James C. Wood will be appointed to fill the new seat on Kana's board of directors until his successor is duly elected and qualified. Mr. Wood will be a Class III director and his term will expire in 2002. Kana's officers serve at the discretion of the board.

    Kana has established an audit committee composed of independent directors, which reviews and supervises Kana's financial controls, including the selection of its auditors, reviews the books and accounts, meets with its officers regarding its financial controls, acts upon recommendations of the auditors and takes any further actions the audit committee deems necessary to complete an audit of Kana's books and accounts, as well as addressing other matters that may come before it or as directed by the board. The audit committee currently consists of two directors, Dr. Holloway and Mr. Jurvetson.

    Kana has established a compensation committee, which reviews and approves the compensation and benefits for Kana's executive officers, administers its stock plans and performs other duties as may from time to time be determined by the board. The compensation committee currently consists of two directors, Messrs. Beirne and Hahn.

Compensation Committee Interlocks and Insider Participation

    During 1999, Kana's compensation committee consisted of Messrs. Beirne and Hahn. Neither Mr. Beirne nor Mr. Hahn was an employee of Kana or its subsidiaries during 1999 or at any time prior to 1999. None of Kana's executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Kana's board of directors or compensation committee.

Director Compensation

    Kana currently does not compensate any non-employee member of the board. Directors who are also employees of Kana do not receive additional compensation for serving as directors.

    Non-employee directors are eligible to receive discretionary option grants and stock issuances under the 1999 Stock Incentive Plan. In addition, under the 1999 Stock Incentive Plan, each new non-employee director will receive an automatic option grant for 40,000 shares upon his or her initial appointment or election to the board, and continuing non-employee directors will receive an automatic option grant for 10,000 shares on the date of each annual meeting of stockholders.

    In August 1999, Kana granted an option to purchase 66,666 shares of common stock to Mr. Frick at an exercise price of $4.50 per share under its 1997 Stock Option/Stock Issuance Plan. The option was fully vested and immediately exercisable on the grant date. Mr. Frick exercised this option in full in September 1999. Mr. Frick delivered a full-recourse promissory note in the amount of $300,000 to Kana in full payment of the purchase price. The note bears interest at a rate of 6.0% per annum, compounded annually, and is payable in a lump sum on September 18, 2004.

    In September 1999, Kana granted an option to purchase 60,000 shares of common stock to Dr. Holloway at an exercise price of $7.50 per share under the Discretionary Grant program of its

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

1999 Stock Incentive Plan. The option may be exercised for unvested shares, subject to Kana's right to repurchase those shares at the exercise price paid per share if Dr. Holloway leaves the Board before the shares vest. Twenty-five percent of the option shares will vest upon Dr. Holloway's completion of one year of service measured from September 20, 1999, and the balance of the option shares will vest in a series of 36 equal monthly installments upon his completion of each additional month of service thereafter. All unvested shares will immediately vest upon a merger or asset sale, the successful completion of a hostile tender offer for more than 50% of Kana's outstanding voting securities, or a change in the majority of the board through one or more contested elections for board membership.

Executive Compensation

                           Summary Compensation Table

    The following table sets forth information concerning compensation earned for the year ended December 31, 1999, by the two individuals who served as Kana's Chief Executive Officer during the 1999 fiscal year and each of the four other most highly compensated executive officers whose salary and bonus for the 1999 fiscal year exceeded $100,000, for services rendered in all capacities to Kana and its subsidiaries for the fiscal years ended December 31, 1998, and 1999. The listed individuals are referred to hereafter as the "Named Executive Officers." No other executive officers who otherwise would have been includable in this table on the basis of salary and bonus earned during 1999 have been excluded because they terminated employment or changed their executive status during the year.

    The salary figures include amounts the employees put into Kana's tax-qualified plan pursuant to Section 401(k) of the Internal Revenue Code. However, compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus of each of the Named Executive Officers in fiscal 1999 is excluded. The option grants reflected in the table below were made under Kana's 1997 Stock Option/Stock Issuance Plan.

                                                                    Long-Term
                                                                   Compensation
                                                                      Awards
                                                                   ------------
                                                      Annual
                                                   Compensation     Securities
                                          Year  ------------------  Underlying
       Name and Principal Position        Ended Salary($) Bonus($) Options (#)
       ---------------------------        ----- --------- -------- ------------
Michael J. McCloskey(1).................. 1999    81,250      --    1,866,666
 Chief Executive Officer and Director

Mark S. Gainey(2)........................ 1999   122,500      --          --
 President and Chairman of the Board of
  Directors                               1998    72,500      --          --

Joseph D. McCarthy(3).................... 1999   143,308      --      100,000
 Vice President, Finance and Operations   1998    92,917      --      213,332

Paul R. Holland(4)....................... 1999    75,000  721,600         --
 Vice President, Worldwide Sales          1998    75,000  139,022         --

William R. Phelps(5)..................... 1999   130,000   56,000     413,332
 Vice President, Professional Services    1998     8,917      --          --

Michael R. Wolfe(6)...................... 1999   135,000      --      100,000
 Vice President, Engineering              1998   103,333      --          --

--------
(1) Mr. McCloskey joined Kana and became chief executive officer in June 1999. His annualized salary for 1999 was $150,000. As of December 31, 1999, Mr. McCloskey held 1,306,666 unvested shares acquired upon the exercise of the 1,866,666-share option granted him in June 1999. The shares will vest in a series of 42 successive equal monthly upon his completion of each month of service over the 42-month period measured from December 20, 1999. The year-end market value of those shares, less the consideration he paid for them, was $133,492,265.

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

(2) Mr. Gainey served as President, Chief Executive Officer, and Chairman of the Board of Directors of Kana until June 17, 1999, when Mr. McCloskey became CEO. Mr. Gainey remains as President and Chairman. As of December 31, 1999, Mr. Gainey held 625,000 unvested shares of common stock acquired pursuant to a Restricted Stock Purchase Agreement dated April 7, 1997. The shares will vest in a series of 6 successive equal monthly upon his completion of each month of service over the 6-month period measured from December 5, 1999. The year-end market value of those shares, less the consideration he paid for them, was $64,012,500.

(3) Mr. McCarthy joined Kana in March 1998. As of December 31, 1999, he held 220,000 unvested shares of common stock acquired in connection with option exercises. 120,000 of the shares will vest in a series of 27 successive equal monthly installments upon his completion of each month of service over the 27-month period measured from December 23, 1999. The remaining 100,000 shares will vest as follows: 25% upon his continuation in service through June 16, 2000, and the balance in a series of 36 successive equal monthly installments upon his completion of each additional month of service thereafter. The aggregate year-end market value of those shares, less the consideration he paid for them, was $22,511,750.

(4) As of December 31, 1999, Mr. Holland held 133,332 unvested shares of Kana common stock acquired in connection with option exercises. As a result of transfers made by Mr. Holland, the following entity also held unvested shares originally issued to him in connection with his option exercises:
    The Holland/Yates Family Trust dated July 23, 1999, 272,374 shares. The unvested shares held by Mr. Holland and his transferees will vest in a series of 23 successive equal monthly upon his completion of each month of service over the 23-month period measured from January 1, 2000. The aggregate year-end market value of these shares (less the consideration paid by Mr. Holland for them) was $41,569,652.

(5) Mr. Phelps joined Kana in December 1998. As of December 31, 1999, Mr. Phelps held 321,666 unvested shares of common stock acquired in connection with option exercises. 275,000 of the shares will vest in a series of 36 successive equal monthly installments upon his completion of each month of service over the 36-month period measured from December 7, 1999. The remaining 46,666 shares will vest as follows: 25% upon his continuation in service through June 16, 2000, and the balance in a series of 36 successive equal monthly installments upon his completion of each additional month of service thereafter. The aggregate year-end market value of those shares, less the consideration he paid for those shares, was $32,907,578.

(6) As of December 31, 1999, Mr. Wolfe held 265,278 unvested shares of common stock acquired in connection with option exercises. 165,278 of the shares will vest in a series of 17 successive equal monthly installments upon his completion of each month of service over the 17-month period measured from December 19, 1999. The remaining 100,000 shares will vest as follows: 25% upon his continuation in service through August 18, 2000, and the balance in a series of 36 successive equal monthly installments upon his completion of each additional month of service thereafter. The aggregate year-end market value of those shares, less the consideration he paid for them, was $16,938,516.

Option Grants in Last Fiscal Year

    The following table sets forth information with respect to stock options granted to each of the Named Executive Officers in 1999. Kana granted options to purchase up to a total of 8,760,866 shares to employees during the year, and the table's percentage column shows how much of that total was granted to the Named Executive Officers. No stock appreciation rights were granted to the Named Executive Officers during 1999.

    The table includes the potential realizable value over the 10-year term of the options, based on assumed rates of stock price appreciation of 5% and 10%, compounded annually. The potential realizable value is calculated based on the initial public offering price of the common stock, assuming that price appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. The stock price appreciation rates of 5% and 10% are assumed pursuant to the rules of the Securities and Exchange Commission. Kana can give no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of Kana's common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

    The option grants to the Named Executive Officers were made under Kana's 1997 Stock Option/Stock Issuance Plan. The exercise price for each option grant is equal to the fair market value of Kana's common stock on the grant, as determined in good faith by the board of directors. All options were immediately exercisable in full, but Kana can buy back any shares purchased under those options, at the exercise price paid per share, to the extent the shares are not vested when the officer leaves Kana. Kana's repurchase rights will lapse on an accelerated basis under certain conditions in conjunction with a change of control. See "Information About Kana--Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements."

                             OPTION GRANTS IN 1999

                                                                 Potential Realizable
                                                                   Value at Assumed
                                     Percent                     Annual Rates of Stock
                                       of                         Price Appreciation
                          Number of   Total                       for Option Term at
                         Securities  Options Exercise               Initial Public
                         Underlying  Granted  Price                Offering Price(1)
                           Options     in      Per    Expiration ---------------------
Name                     Granted (#)  1999    Share      Date        5%        10%
----                     ----------- ------- -------- ---------- ---------- ----------
Michael J. McCloskey....  1,866,666   21.31% $0.3375    6/16/09  22,169,850 35,677,715
Mark S. Gainey..........        --      --       --         --          --         --
Joseph McCarthy.........    100,000    1.14%  0.3375    6/16/09   1,187,671  1,911,307
Paul R. Holland.........        --      --       --                     --         --
William R. Phelps.......    366,666    4.19%   0.175   12/06/08   4,415,286  7,068,612
                             46,666    0.53%  0.3375    6/16/09     554,239    891,930
Michael R. Wolfe........    100,000    1.14%    4.50    8/17/09     771,671  1,495,307

--------
(1) The 5% and 10% values are based upon the $15.00 price per share at which the common stock was sold in the initial public offering on September 21, 2000.

                      OPTION EXERCISES IN LAST FISCAL YEAR

    The following table sets forth the number of shares the Named Executive Officers purchased in connection with option exercises during the 1999 fiscal year and the value they realized on those exercises. None of these Named Executive Officers held any unexercised options at the end of the 1999 fiscal year. None of them exercised any stock appreciation rights during 1999, and none held any stock appreciation rights at the end of the year.

    The value realized is based on the fair market value of Kana's common stock on the date of exercise, minus the exercise price payable for the shares. The fair market value was determined in good faith by the board of directors for exercises before September 21, 1999, and was based on Kana's closing price on the exercise date for exercises on or after September 21, 1999. The exercise price for each grant equaled the fair market value on the date of exercise, so the Named Executive Officers who exercised did not realize any value on the exercises.

                                                   # of Securities
                                               Underlying Unexercised   Value of Unexercised In-
                          Number of            Options/ SARs at Fiscal   the-Money Options/SARs
                           Shares                     Year End             at Fiscal Year End
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Michael McCloskey.......  1,866,666      0         --           --           --           --
Mark S. Gainey..........        --      --         --           --           --           --
Joseph D. McCarthy......    100,000      0         --           --           --           --
Paul R. Holland.........        --      --         --           --           --           --
William R. Phelps.......    366,666      0         --           --           --           --
                             46,666      0         --           --           --           --
Michael R. Wolfe........    100,000      0         --           --           --           --

        EMPLOYMENT ARRANGEMENTS, TERMINATION OF EMPLOYMENT ARRANGEMENTS
                       AND CHANGE IN CONTROL ARRANGEMENTS

    In February 1997, Dr. Holloway, one of Kana's directors, exercised an option to purchase 106,666 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, if Kana is acquired by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity.

    Also in June 1998, Mr. Poler, one of Kana's directors, exercised options to purchase a total of 333,332 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, if Kana is acquired by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity.

    In April 1997, Kana sold to Mr. Gainey, Kana's co-founder, President and Chairman of the Board, 5,000,000 shares of common stock at a purchase price of $0.01 per share. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the original purchase price paid per share The repurchase right lapses in a series of equal monthly installments over a four-year period measured from June 4, 1996. If Kana is acquired by merger or asset sale and Mr. Gainey is not offered employment or is terminated without cause within three months after the transaction, his shares will vest in full and no longer be subject to repurchase. If Kana is acquired by merger or asset sale and Mr. Gainey is terminated without cause more than three months after the transaction, or if he is terminated without cause not in connection with any merger or asset sale, then 50% of his unvested shares will vest and no longer be subject to repurchase.

    In April 1998, Mr. Holland, Kana's Vice President, Worldwide Sales, exercised an option to purchase 811,410 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, if Kana is acquired by merger or asset sale and Mr. Holland is not offered comparable employment by the successor entity, Kana's right to repurchase the unvested shares will automatically lapse and the shares will vest in full.

    In June 1998, Mr. McCarthy, Kana's Vice President, Finance and Operations, exercised an option to purchase 213,332 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, if Kana is acquired by merger or asset sale and Mr. McCarthy is not offered employment by the successor entity, 50% of the unvested shares will vest and no longer be subject to repurchase.

    In July 1998, Mr. Hahn, one of Kana's directors, exercised an option to purchase 150,066 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, if Kana is acquired by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety and the shares will vest in full.

    Also in July 1998, Dr. Holloway exercised an option to purchase 53,332 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, if Kana is acquired by merger or asset sale and Dr. Holloway does not provide services to the successor entity, 25% of the unvested shares will vest and no longer be subject to repurchase.

    In February and June 1999, Mr. Phelps, Kana's Vice President, Professional Services, exercised an option to purchase a total of 413,332 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, if Kana is acquired by merger or asset sale and Mr. Phelps is not offered employment by the successor entity, 25% of the unvested shares will vest and no longer be subject to repurchase.

    In June 1999, Kana entered into an employment arrangement with Mr. McCloskey, Kana's Chief Executive Officer. In connection with this arrangement, Kana granted Mr. McCloskey an option to purchase 1,866,666 shares of common stock, which Mr. McCloskey exercised in June 1999. 1,493,334 of the shares are subject to a right of repurchase granted to Kana which will allow Kana to repurchase those shares at the option exercise price paid per share, to the extent those shares are unvested at the time of his termination of service. Under the stock purchase agreement and the terms of Mr. McCloskey's employment arrangement, the unvested shares will vest in a series of 48 successive equal monthly upon his completion of each month of service over the 48-month period measured from June, 17, 1999. However, all or part of the shares will vest on an accelerated basis, following a change of control of Kana, under the following circumstances:

  . if Mr. McCloskey is not offered full-time employment with the successor corporation, all of his then unvested shares of common stock will accelerate and vest in full;

  . if Mr. McCloskey is offered full-time employment with the successor corporation as that corporation's chief executive officer, all of his then unvested shares of common stock will continue to vest in accordance with their original terms;

  . if Mr. McCloskey is offered full-time employment with the successor corporation as other than that corporation's chief executive officer, the rate at which his then unvested shares of common stock vest will double, such that his shares of common stock will vest at a rate equivalent to 62,224 shares of common stock per month;

  . if Mr. McCloskey is offered full-time employment with the successor corporation as set forth in the second and third points above and he does not accept the position, his shares of common stock will be subject to immediate repurchase; and

  . if Mr. McCloskey is terminated without cause by the successor corporation following the change in control, all of his then unvested shares of common stock will accelerate and vest in full.

    Also in June 1999, Mr. McCarthy exercised an option to purchase 100,000 shares of common stock and entered into a stock purchase agreement for the purchase of those shares. To the extent the shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, if Kana is acquired by merger or asset sale and Mr. McCarthy is not offered employment by the successor entity, 25% of the unvested shares will vest and no longer be subject to repurchase.

    In August 1999, Kana granted an option to purchase 66,666 fully vested shares of common stock to Mr. Frick at an exercise price of $4.50 per share, which he exercised in full in September 1999.

    In August 1999, Kana granted an option to purchase 100,000 shares of common stock at $4.50 per share to Mr. Wolfe, which Mr. Wolfe exercised in September 1999. To the extent the purchased shares are unvested at the time of his termination of service, Kana will have the right to repurchase those shares at the exercise price paid per share. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase the unvested shares will automatically lapse in its entirety, and the shares will vest in full, unless the repurchase right is assigned to the successor entity. In addition, if Kana is acquired by merger or asset sale and Mr. Wolfe is not offered employment by the successor entity, 25% of the unvested shares will vest and no longer be subject to repurchase.

    Generally, Kana's option grants to employees, other than those under the 1999 Special Stock Option Plan, provide that if Kana is acquired by merger or asset sale and the employee is not offered employment by the successor entity, then 25% of any unvested shares held by that individual will vest and no longer be subject to repurchase.

Certain Transactions Of Kana

    Sales of Securities. In July 1999, Kana sold to various investors, including entities affiliated with Draper Fisher Jurvetson and entities affiliated with Benchmark Capital, a total of 838,466 shares of Series D preferred stock for total consideration of $10,200,004.

    On August 13, 1999, Kana closed a merger with Connectify pursuant to which Connectify became a wholly-owned subsidiary of Kana. In connection with the merger, Kana issued approximately 6,982,000 shares of its common stock in exchange for all outstanding shares of Connectify capital stock and reserved 416,690 shares of common stock for issuance upon the exercise of Connectify options and warrants Kana assumed in connection with the merger.

    On December 3, 1999, Kana closed a merger with Business Evolution pursuant to which Business Evolution became Kana's wholly-owned subsidiary. In connection with the acquisition of Business Evolution, approximately 1,935,206 shares of Kana common stock, valued at approximately $140 million, were issued or reserved for issuance for all outstanding shares, warrants and options of Business Evolution.

    On December 3, 1999, Kana closed a merger with netDialog, pursuant to which netDialog became Kana's wholly-owned subsidiary. In connection with the acquisition of netDialog, approximately 1,244,062 shares of Kana common stock, valued at approximately $90 million, were issued or reserved for issuance for all outstanding shares, warrants, convertible notes and options of netDialog.

    Loans to and Other Arrangements with Officers and Directors. In connection with the option exercises described under "Information About Kana--Employment Arrangements, Termination of Employment Arrangements and Change of Control Arrangements," the following officers and directors delivered five-year full recourse promissory notes, bearing interest at an annual rate of 5.7%, except in the case of Robert W. Frick and Michael R. Wolfe whose notes bear interest at an annual rate of 6.0%, in amounts and with the balances indicated:

                                        Original Amount of Amount Outstanding at
                                         Promissory Note     December 31, 1999
                                        ------------------ ---------------------
Officer or Director
Michael J. McCloskey...................    $630,000.00          $600,052.83
Robert W. Frick........................     299,997.00           310,541.89
William R. Phelps......................      79,000.00            83,674.13
Ian P. Cavanagh........................     900,000.00           930,046.84
Michael R. Wolfe.......................     458,000.00                  --
Joseph G. Ansanelli....................      85,000.00            87,737.80

    Kana has entered into an employment arrangement with Michael J. McCloskey, its Chief Executive Officer. See "Information About Kana--Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements".

    Kana has granted options to its executive officers and directors. See "Information About Kana--Executive Compensation" and "--Director Compensation".

    Kana has entered into an indemnification agreement with each of its executive officers and directors containing provisions that may require it, among other things, to indemnify its executive officers and directors against liabilities that may arise by reason of their status or service as executive officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Description of Capital Stock and Comparison of Stockholder Rights--Comparison of Rights of Kana Stockholders and Silknet Stockholders-- Limitations of Liability of Directors".

Principal Stockholders of Kana

    The table below sets forth information regarding the beneficial ownership of Kana's common stock as of March 10, 2000, by the following individuals or groups:

  . each person or entity who is known by Kana to own beneficially more than five percent of Kana's outstanding stock;

  . each of the Named Executive Officers;

  . each director of Kana; and

  . all directors and executive officers as a group.

    Applicable percentage ownership in the following table is based on 60,809,098 shares of common stock outstanding as of March 10, 2000, as adjusted to include all options exercisable within 60 days of March 10, 2000 held by the particular stockholder and that are included in the first column.

    In addition, because of its option to purchase a number of shares of Kana common stock equal to 9.9% of Kana's outstanding common stock at the time of exercise, Silknet may be deemed to be the beneficial owner of 6,017,488 shares of Kana common stock assuming the option was exercised on March 10, 2000.

    Unless otherwise indicated, the principal address of each of the stockholders below is c/o Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                                                  Percentage of Shares
                              Number of            Beneficially Owned
                                Shares    ------------------------------------
    Name and Address of      Beneficially
      Beneficial Owner          Owned     Prior to the Merger After the Merger
    -------------------      ------------ ------------------- ----------------
Entities affiliated with
 Draper Fisher
 Jurvetson(1)...............   8,044,794         13.2%               9.0%
Entities affiliated with
 Benchmark Capital
 Partners L.P.(2)...........   8,624,254         14.2                9.7
Mark S. Gainey(3)...........   4,752,000          7.8                5.3
Michael J. McCloskey(4).....   1,866,666          3.1                2.1
Paul R. Holland(5)..........     811,410          1.3                  *
William R. Phelps(6)........     413,334            *                  *
Joseph D. McCarthy(7).......     313,334            *                  *
Michael R. Wolfe............     628,732          1.0                  *
Steven T. Jurvetson(1)......   8,044,794         13.2                9.0
David M. Beirne(2)..........   8,624,254         14.2                9.7
Eric A. Hahn(8).............     433,898            *                  *
Ariel Poler(9)..............     321,332            *                  *
Dr. Charles A.
 Holloway(10)...............     219,998            *                  *
Robert W. Frick.............     146,312            *                  *
James C. Wood(11)...........         --           --                 2.9
All directors and executive
 officers as a group
 (20 persons)...............  29,983,648         49.3               33.6

--------
  *Less than one percent.

 (1) Principal address is 400 Seaport Court, Suite 250, Redwood City, CA 94063. Includes 7,481,660 shares of common stock held by Draper Fisher Associates Fund IV, L.P. and 563,134 shares of common stock held by Draper Fisher Partners IV, LLC. Mr. Jurvetson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Draper Fisher Jurvetson Funds.

 (2) Principal address is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Represents 7,566,694 shares of common stock held by Benchmark Capital Partners, L.P., and 1,057,558 shares of common stock held by Benchmark Founders' Fund L.P. Mr. Beirne, one of Kana's directors, is a Managing Member of Benchmark Capital Management Co., LLC. Mr. Beirne disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Benchmark funds.

 (3) Represents shares of common stock held by the Mark and Elisabeth Gainey Family Trust. Includes 937,500 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 104,166 shares per month.

 (4) Includes 1,462,224 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 31,108 shares per month.

 (5) Includes 26,666 shares of common stock held by The Paul Holland Grantor Retained Annuity Trust, 26,666 shares of common stock held by The Linda Yates Holland Grantor Retained Annuity Trust, 53,332 shares of common stock held by the Yates/Holland 1999 Irrevocable Trust, 571,410 shares of common stock held by The Yates/Holland Family Trust and 133,332 shares of common stock held by Paul Holland and Linda Yates as community property. Includes 456,420 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 16,902 shares per month.

 (6) Includes 26,666 shares of common stock held by The William Phelps Grantor Retained Annuity Trust, 26,666 shares of common stock held by The Margaret Phelps Grantor Retained Annuity Trust and 360,000 shares of common stock held by The Phelps Family Trust. Includes 366,666 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 91,666 in December 1999 and 7,638 shares per month. Also includes 26,666 shares of common stock subject to Kana's right of repurchase, which lapses with respect to 11,666 shares in June 2000 and 972 shares per month thereafter.

 (7) Includes 33,332 shares of common stock held by The Joseph McCarthy Grantor Retained Annuity Trust, 33,332 shares of common stock held by Siobhan Lawlor Grantor Retained Annuity Trust. Includes 133,334 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 4,444 shares per month. Also includes 100,000 shares of common stock subject to Kana's right of repurchase, which lapses with respect to 25,000 shares in June 2000 and 2,084 shares per month thereafter.

 (8) Includes 100,042 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 3,128 shares per month.

 (9) Includes 6,666 shares of common stock held by Alejandro W. Poler and 3,332 shares of common stock held by Noel Poler.

(10) Includes 19,259 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 1,481 shares per month. Also includes 55,000 shares of common stock subject to Kana's right of repurchase which lapses with respect to 1,250 shares per month.

(11) Nominated to be appointed to Kana's board of directors upon completion of the merger. Principal address is c/o Silknet Software, Inc., 50 Philippe Cote Street, Manchester, NH 03101. Upon completion of the merger and exchange of his Silknet common stock for shares of Kana common stock, Mr. Wood will own 2,567,430 shares of Kana Common Stock.

                          TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is ChaseMellon Stockholder Services, L.L.C. Its address is 85 Challenger Road, Ridgefield Park, New Jersey 07660, and its telephone number is 1-800-356-2017.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana" and the consolidated financial statements of Kana Communications, Inc. and the notes to consolidated financial statements included elsewhere in this prospectus.

    The consolidated statement of operations data for each of the years in the three-year period ended December 31, 1999, and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from our consolidated financial statements. These consolidated financial statements have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The diluted net loss per share computation excludes potential shares of common stock (preferred stock, options to purchase common stock and common stock subject to repurchase rights held by Kana), since their effect would be antidilutive. See Note 1 of Notes to Consolidated Financial Statements for a detailed explanation of the determination of the shares used to compute actual basic and diluted net loss per share. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Kana".

                                          Years Ended December 31,
                                  -------------------------------------------
                                      1997          1998            1999
                                  ------------- -------------  --------------
                                  (in thousands, except per share amounts)
Consolidated Statement of
 Operations Data:
Revenues:
  License........................ $        --   $       2,014  $       10,536
  Service........................          617            333           3,528
                                  ------------  -------------  --------------
    Total revenues...............          617          2,347          14,064
                                  ------------  -------------  --------------
Cost of revenues:
  License........................                          54             271
  Service........................          253            666           6,610
                                  ------------  -------------  --------------
Total cost of revenues...........          253            720           6,881
                                  ------------  -------------  --------------
Gross profit.....................          364          1,627           7,183
Operating expenses:
  Sales and marketing............          512          5,504          21,199
  Research and development.......          971          5,669          12,854
  General and administrative.....          378          1,826           5,018
  Amortization of stock-based
   compensation..................          113          1,456          80,476
  Acquisition related costs......          --             --            5,635
                                  ------------  -------------  --------------
    Total operating expenses.....        1,974         14,455         125,182
                                  ------------  -------------  --------------
Operating loss...................       (1,610)       (12,828)       (117,999)
Other income (expense), net......           57            227            (744)
                                  ------------  -------------  --------------
    Net loss..................... $     (1,553) $     (12,601) $     (118,743)
                                  ============  =============  ==============
Basic and diluted net loss per
 share........................... $      (0.37) $       (2.01) $        (4.61)
                                  ============  =============  ==============
Shares used in computing basic
 and diluted net loss per share
 amounts.........................        4,152          6,258          25,772
                                  ============  =============  ==============


                                                              December 31,
                                                         ----------------------
                                                          1997   1998    1999
                                                         ------ ------- -------
                                                             (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments....... $5,594 $14,035 $54,862
Working capital.........................................  5,364  11,833  40,236
Total assets............................................  6,158  16,876  70,229
Notes payable, less current portion.....................     51     726     412
Total stockholders' equity.............................. $5,684 $12,951 $48,500

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF KANA

    The following discussion of the Financial Condition and Results of Operations of Kana contains forward-looking statements within the meaning of
Section 27a of the Securities Act of 1993 and Section 21e of the Securities Exchange Act of 1934. Kana's actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Joint Proxy Statement/Prospectus.

Overview

    Kana was incorporated in July 1996 in California and was reincorporated in Delaware in September 1999. Kana had no significant operations until 1997. Through January 1998, Kana was a development stage enterprise and had no revenues. Kana's operating activities during this period related primarily to conducting research, developing its initial products, raising capital and building its sales and marketing organization. In February 1998, Kana released the first commercially available version of the Kana platform. To date, Kana has derived substantially all of its revenues from licensing its software and related services, and Kana has sold its products worldwide primarily through its direct sales force.

    On August 13, 1999, Kana closed a merger with Connectify, Inc. pursuant to which Connectify became a wholly-owned subsidiary of Kana. Connectify develops, markets and supports electronic direct marketing software for e-Businesses. Connectify's software enables e-Businesses to profile and target potential and existing customers and then deliver and track personalized e-mails to their customers. By using electronic direct marketing software in this way, e-Businesses can build customer loyalty, increase the probability of repeat transactions and reduce customer attrition. Connectify was based in San Mateo, California, and had 31 employees as of the merger.

    In connection with the merger, Kana issued approximately 6,982,000 shares of our common stock in exchange for all outstanding shares of Connectify capital stock and reserved 416,690 shares of common stock for issuance upon the exercise of Connectify options and warrants Kana assumed in connection with the merger. The merger was accounted for as a pooling of interests.

    On December 3, 1999, Kana closed a merger with Business Evolution, Inc. pursuant to which Business Evolution became Kana's wholly-owned subsidiary. Business Evolution is a leading provider of customer assistance support software that helps companies prioritize customer queries by urgency, and send responses through delayed or real-time channels. Business Evolution's offering, now called Kana Realtime, lets e-businesses engage their customers in a live two-way dialog while they are browsing a web site, helping them close more business and increase customer loyalty. Business Evolution is based in Princeton, New Jersey, and had 66 employees as of the merger.

    In connection with the acquisition of Business Evolution, 1,935,206 shares of Kana common stock, were issued or reserved for issuance for all outstanding shares, warrants and options of Business Evolution. This transaction was accounted for as a pooling of interests.

    On December 3, 1999, Kana closed a merger with netDialog, pursuant to which netDialog became Kana's wholly-owned subsidiary. netDialog provides context-sensitive, self-service customer service software. The company's online self-service solution, now called Kana Assist, turns e-business web sites into knowledge bases by delivering predictive and proactive answers to customer questions directly on the web site. In addition to building customer loyalty by enabling e-business customers to conveniently and quickly obtain answers to their questions, it also allows e-businesses to reduce customer support costs by helping customers directly on the web site without the intervention of a customer service representative. netDialog was based in San Mateo, California, and had 45 employees as of the merger.

    In connection with the acquisition of netDialog, 1,244,062 shares of Kana common stock, were issued or reserved for issuance for all outstanding shares, warrants, convertible notes and options of netDialog. This transaction was accounted for as a pooling of interests.

    On February 6, 2000, Kana and Silknet entered into a merger agreement whereby Kana will issue approximately 28.5 million shares of common stock in exchange for all of the outstanding shares of Silknet common stock and assume Silknet options and warrants to purchase approximately 4.58 million shares of Kana common stock. The proposed merger will be accounted for as a purchase and is subject to shareholder approval by both companies. As a result of the merger with Silknet, Kana expects to incur acquisition-related costs of approximately $20.7 million which will be included in the estimated purchase price of Silknet. This is an estimate and is subject to change. There can be no assurance that Kana will not incur additional charges to reflect costs associated with the merger and integration of the operations of the two companies. In addition, Kana estimates that it will record goodwill and intangible assets of approximately $3.9 billion, which will be amortized over a period of three years.

    Kana derives its revenues from the sale of software product licenses and from professional services including implementation, customization, hosting and maintenance. License revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered, the arrangement does not involve significant customization of the software, acceptance has occurred, the license fee is fixed and determinable and collection of the fee is probable. Service revenue includes revenues from maintenance contracts, implementation, customization and hosting services. Revenue from maintenance contracts is recognized ratably over the term of the contract. Revenue from implementation, customization and hosting services is recognized as the services are provided. Revenue under arrangements where multiple products or services are sold together is allocated to each element based on its relative fair value.

    Kana's cost of license revenue includes royalties due to a third party for technology integrated into some of Kana's products, the cost of product documentation, the cost of the media used to deliver Kana's products and shipping costs. Cost of service revenue consists primarily of personnel-related expenses, travel costs, equipment costs and overhead associated with delivering professional services to Kana's customers.

    Kana's operating expenses are classified into three general categories: sales and marketing, research and development, and general and administrative. Kana classifies all charges to these operating expense categories based on the nature of the expenditures. Although each category includes expenses that are unique to the category, some expenditures, such as compensation, employee benefits, recruiting costs, equipment costs, travel and entertainment costs, facilities costs and third-party professional services fees, occur in each of these categories.

    Kana allocates the total costs for information services and facilities to each functional area that uses the information services and facilities based on its relative headcount. These allocated costs include rent and other facility-related costs for the corporate office, communication charges and depreciation expense for furniture and equipment.

    In connection with the granting of stock options to its employees, Kana recorded deferred stock-based compensation totaling approximately $97.0 million through December 31, 1999. This amount represents the total difference between the exercise prices of stock options and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board (FASB) Interpretation No. 28. Kana recorded approximately $93.2 million of deferred stock-based compensation for the year ended December 31, 1999, approximately $3.0 million of deferred stock-based compensation for the year ended December 31, 1998, and approximately $890,000 of deferred stock-based compensation for the year ended December 31, 1997. The amortization of deferred stock-based compensation is classified as a separate component of operating expenses in Kana's consolidated statements of operations.

    Since the beginning of 1997, Kana has incurred substantial costs to develop its products and to recruit, train and compensate personnel for its engineering, sales, marketing, client services and administration departments. As a result, Kana has incurred substantial losses since inception and, for the year ended December 31, 1999, incurred a net loss of $118.7 million. As of December 31, 1999, Kana had an accumulated deficit of $132.6 million. Kana believes its future success is contingent upon providing superior customer service, increasing its customer base and developing its products. Kana intends to invest heavily in sales, marketing, research and development, client services and infrastructure to support these activities. Kana therefore expects to continue to incur substantial operating losses for the foreseeable future.

    Kana had 337 full-time employees as of December 31, 1999 and intends to hire a significant number of employees in the future. This expansion places significant demands on Kana's management and operational resources. To manage this rapid growth, Kana must invest in and implement scaleable operational systems, procedures and controls. Kana expect future expansion to continue to challenge its ability to hire, train, manage and retain employees.

    Kana believes that its prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like Kana's. Although Kana has experienced significant revenue growth recently, this trend may not continue. Furthermore, Kana may not achieve or maintain profitability in the future.

                      Kana Quarterly Results of Operations

    The following tables set forth a summary of our unaudited quarterly operating results for each of the eight quarters in the period ended December 31, 1999. The information has been derived from Kana's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this joint proxy statement/prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                         Quarter Ended
                          ---------------------------------------------------------------------------------------
                          March 31,  June 30,   Sept. 30,  Dec. 31,   Mar. 31,   June 30,   Sept. 30,   Dec. 31,
                            1998       1998       1998       1998       1999       1999       1999        1999
                          ---------  --------   ---------  --------   --------   --------   ---------   ---------
                                                        (In thousands)
Consolidated Statement
 of Operations Data:
Revenues:
 License................   $   161   $   464     $   600   $   788    $ 1,209    $ 1,821    $  2,781    $   4,725
 Service................        25        89         139        80        280        517         998        1,733
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Total revenues.........       186       553         739       868      1,489      2,338       3,779        6,458
                           -------   -------     -------   -------    -------    -------    --------    ---------
Cost of revenues:
 License................         4        12          17        21         34         38          52          147
 Service................        36        63         225       342        498        851       2,191        3,070
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Total cost of
  revenues..............        40        75         242       363        532        889       2,243        3,217
                           -------   -------     -------   -------    -------    -------    --------    ---------
Gross profit............       146       478         497       505        957      1,449       1,536        3,241
                           -------   -------     -------   -------    -------    -------    --------    ---------
Operating expenses:
 Sales and marketing....       586     1,218       1,723     1,977      2,479      4,180       5,482        9,058
 Research and
  development...........       918     1,023       1,787     1,941      2,329      2,732       3,384        4,409
 General and
  administrative........       255       443         529       599        725      1,086       1,402        1,805
 Amortization of
  deferred stock-based
  compensation..........       200       277         405       575        520      2,734       3,377       73,845
 Acquisition related
  costs.................        --        --          --        --         --         --         910        4,725
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Total operating
  expenses..............     1,959     2,961       4,444     5,092      6,053     10,732      14,555       93,842
                           -------   -------     -------   -------    -------    -------    --------    ---------
Operating loss..........    (1,813)   (2,483)     (3,947)   (4,587)    (5,096)    (9,283)    (13,019)     (90,601)
Other income, net.......        43        24          51       109       (125)      (394)       (231)           6
                           -------   -------     -------   -------    -------    -------    --------    ---------
Net loss................   $(1,770)  $(2,459)    $(3,896)  $(4,478)   $(5,221)   $(9,677)   $(13,250)   $ (90,595)
                           =======   =======     =======   =======    =======    =======    ========    =========

As a Percentage of Total
 Revenues:
Revenues:
 License................      86.6 %    83.9 %      81.2 %    90.8 %     81.2 %     77.9 %      73.6 %       73.2 %
 Service................      13.4      16.1        18.8       9.2       18.8       22.1        26.4         26.8
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Total revenues.........     100.0     100.0       100.0     100.0      100.0      100.0       100.0        100.0
                           -------   -------     -------   -------    -------    -------    --------    ---------
Cost of revenues:
 License................       2.2       2.2         2.3       2.4        2.3        1.6         1.4          2.3
 Service................      19.4      11.4        30.4      39.4       33.4       36.4        58.0         47.5
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Total cost of
  revenues..............      21.5      13.6        32.7      41.8       35.7       38.0        59.4         49.8
                           -------   -------     -------   -------    -------    -------    --------    ---------
Gross profit............      78.5      86.4        67.3      58.2       64.3       62.0        40.6         50.2
                           -------   -------     -------   -------    -------    -------    --------    ---------
Operating expenses:
 Sales and marketing....     315.1     220.3       233.2     227.8      166.5      178.8       145.1        140.3
 Research and
  development...........     493.5     185.0       241.8     223.6      156.4      116.9        89.5         68.3
 General and
  administrative........     137.1      80.1        71.6      69.0       48.7       46.4        37.1         27.9
 Amortization of
  deferred stock-based
  compensation..........     107.5      50.1        54.8      66.2       34.9      116.9        89.4     1,143.45
 Acquisition related
  costs.................        --        --          --        --         --         --        24.1         73.2
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Total operating
  expenses..............   1,053.2     535.4       601.4     586.6      406.5      459.0       385.2      1,453.1
Operating loss..........    (974.7)   (449.0)     (564.1)   (528.5)    (342.2)    (397.0)     (344.5)    (1,402.9)
Other income, net.......      23.1       4.3         6.9      12.6       (8.4)     (16.9)       (6.1)         0.1
                           -------   -------     -------   -------    -------    -------    --------    ---------
 Net loss...............    (951.6)%  (444.7)%    (527.2)%  (515.9)%   (350.6)%   (413.9)%    (350.6)%   (1,402.8)%
                           =======   =======     =======   =======    =======    =======    ========    =========

    The amount and timing of Kana's operating expenses generally will vary from quarter to quarter depending on Kana's level of actual and anticipated business activities. Kana's revenues and operating results are difficult to forecast and will fluctuate, and Kana believes that period-to-period comparisons of Kana's operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

Results of Operations

    The following table sets forth the results of operations for the periods presented expressed as a percentage of total revenues.

                                                      Years Ended December
                                                              31,
                                                      ------------------------
                                                       1997     1998     1999
                                                      ------   ------   ------
Revenues:
  License............................................    --  %   85.8 %   74.9 %
  Service............................................  100.0     14.2     25.1
                                                      ------   ------   ------
    Total revenues...................................  100.0    100.0    100.0
                                                      ------   ------   ------
Cost of revenues:
  License............................................    --       2.3      1.9
  Service............................................   41.0     28.4     47.0
                                                      ------   ------   ------
    Total cost of revenues...........................   41.0     30.7     48.9
                                                      ------   ------   ------
Gross profit.........................................   59.2     69.3     51.1
Operating expenses:
  Sales and marketing................................   83.0    234.5    150.7
  Research and development...........................  157.4    241.6     91.4
  General and administrative.........................   61.3     77.8     35.7
  Amortization of stock-based compensation...........   18.3     62.0    572.2
  Acquisition related costs..........................    --       --      40.1
                                                      ------   ------   ------
    Total operating expenses.........................  319.9    615.9    890.1
                                                      ------   ------   ------
  Operating loss.....................................  260.9   (546.6)  (839.0)
                                                      ------   ------   ------
Other income, (expense) net..........................    9.2      9.7     (5.3)
                                                      ------   ------   ------
    Net loss......................................... (251.7)% (536.9)% (844.3)%
                                                      ======   ======   ======

Operating Results for the Years Ended December 31, 1997, 1998 and 1999

Revenues

    Total revenues increased by 500% from $2.3 million for the year ended December 31, 1998 to $14.1 million for the year ended December 31, 1999, primarily as a result of increased license revenue. License revenues increased by 423% from $2.0 million for the year ended December 31, 1998 to $10.5 million for 1999. This increase in license revenue was due primarily to increased market acceptance of Kana's products, expansion of Kana's product line and increased sales generated by Kana's expanded sales force. Total headcount in Kana's sales department increased from 20 people at December 31, 1998 to 93 people at December 31, 1999. License revenue represented 86% of total revenues for the year ended December 31, 1998 and 75% of total revenues for 1999.

    Service revenues increased by 960% from $333,000 for the year ended December 31, 1998 to $3.5 million for 1999. Service revenue increased primarily due to increased licensing activity, resulting in increased revenue from maintenance contracts, customer implementations and hosted service. Service revenue represented 14% of total revenues for the year ended December 31, 1998 and 25% of total revenues for 1999.

    Total revenues increased by 280% from $617,000 for the year ended December 31, 1997 to $2.3 million for 1998, primarily because Kana began recognizing license revenues in February 1998. No license revenues were recognized in 1997. License revenue resulted from introduction of our product line and growing market acceptance of Kana's software products. License revenue represented 86% of total revenues for the year ended December 31, 1998.

    Service revenues decreased by 46% from $617,000 for the year ended December 31, 1997 to $333,000 for 1998. This decrease in service revenues was due primarily to the reduction of a special consulting project. Service revenue represented 100% of total revenues for the year ended December 31, 1997 and 14% of total revenues for the year ended December 31, 1998.

    Revenues from international sales for the years ended December 31, 1997, 1998 and 1999 were less than 10% of total revenues.

Cost of Revenues

    Total cost of revenues increased by 856% from $720,000 in 1998 to $6.9 million in 1999, primarily due to increased cost of service revenues. Cost of license revenues increased by 402% from $54,000 in 1998 to $271,000 in 1999 associated with increased license revenues. As a percentage of license revenues, cost of license revenues was 3% in 1998 and 1999. Cost of license revenues includes third party software royalties, product packaging, documentation, production and delivery costs for shipments to customers.

    Cost of service revenues consists primarily of personnel, facilities and system costs incurred in providing customer support and with building Kana's customer service organization. Cost of service revenues increased by 893% from $666,000 in 1998 to $6.6 million in 1999. The growth in cost of service revenues was attributable primarily to an increase in personnel dedicated to support Kana's growing number of customers and related recruiting and travel expenses as well as facility expenses and system costs. As a percentage of service revenues, cost of service revenues was 200% in 1998 and 187% in 1999.

    Total cost of revenues increased by 185% from $253,000 in 1997 to $720,000 in 1998, primarily due to increased cost of service revenues. Cost of license revenues increased from none in 1997 to $54,000 in 1998. The increase in the cost of license revenue was due primarily to royalties, product documentation costs and delivery costs for shipments to customers. As a percentage of license revenues, cost of license revenues was none in 1997 and 3% in 1998.

    Cost of service revenues increased by 163% from $253,000 for the year ended December 31, 1997 to $666,000 in 1998. The growth in cost of service revenues was attributable primarily to an increase in personnel dedicated to support our growing number of customers and related facility expenses and system costs. Kana further expects its cost of service expenses to increase due to its recent mergers and anticipated growth. As a percent of service revenues, cost of service revenues was 41% in 1997 and 31% in 1998.

    Kana anticipates that the cost of license revenue will increase in absolute dollars as Kana licenses additional technologies, although cost of license revenue will vary as a percentage of license revenue from period to period. Kana anticipates that cost of service revenue will increase in absolute dollars.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows, and marketing collateral materials. Sales and marketing expenses increased by 285% from $5.5 million for the year ended December 31, 1998 to $21.2 million for the year ended December 31, 1999. This increase was attributable primarily to the addition of sales and marketing personnel, an increase in sales commissions associated with increased revenues and higher marketing costs due to expanded promotional activities including advertising and trade show participation. As a percentage of total revenues, sales and marketing expenses were 235% for the year ended December 31, 1998 and 151% for the year ended December 31, 1999. This decrease in sales and marketing expense as a percent of total revenues was due primarily to the increase in total revenues over the period. Kana expects to continue to increase its marketing and promotional efforts and hire additional sales personnel. Kana further expects its sales and marketing expenses to increase due to its recent mergers. Accordingly, Kana anticipates that sales and marketing expenses will increase in absolute dollars, but will vary as a percentage of total revenues from period to period.

    Sales and marketing expenses were $512,000 for the year ended December 31, 1997 and $5.5 million for 1998. The increase was due primarily to the addition of sales and marketing personnel, increased sales commissions related to increased total revenues and, to a lesser extent, increased marketing costs. As a percentage of total revenues, sales and marketing expenses were 83% in 1997 and 235% in 1998.

    Research and Development. Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and enhancement of existing products and quality assurance activities. Research and development expenses increased by 127% from $5.7 million for the year ended December 31, 1998 to $12.9 million for the year ended December 31, 1999. This increase was attributable primarily to the addition of personnel associated with product development and related benefits and recruiting costs and related consulting expenses. As a percentage of total revenues, research and development expenses were 242% for the year ended December 31, 1998 and 91% for the year ended December 31, 1999. This decrease in research and development expense as a percent of total revenues was due primarily to the increase in total revenues over the period. Kana expects to continue to make substantial investments in research and development and anticipates that research and development expenses will continue to increase in absolute dollars, but will vary as a percentage of total revenues from period to period. Kana further expects its research and development expenses to increase due to its recent mergers.

    Research and development expenses increased by 484% from $971,000 for the year ended December 31, 1997 to $5.7 million for 1998. The increase was attributable primarily to the addition of personnel associated with product development. As a percentage of total revenues, research and development expenses were 157% in 1997 and 242% in 1998.

    General and Administrative. General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses. General and administrative expenses increased by 175% from $1.8 million for the year ended December 31, 1998 to $5.0 million for the year ended December 31, 1999, due primarily to increased personnel, consultants, facilities expenses and outside services necessary to support Kana's growth. As a percentage of total revenues, general and administrative expenses were 78% for the year ended December 31, 1998 and 36% for 1999. This decrease in general and administrative expenses as a percent of total revenues from 1998 to 1999 was due primarily to the proportionately greater increase in total revenues than general and administrative expenses over the period. Kana expects that general and administrative expenses will increase in absolute dollars as

Kana adds personnel and incurs additional costs related to the anticipated growth of its business and operation as a public company. Kana further expects its general and administrative expenses to increase due to its recent mergers and anticipated growth. However, Kana expects that these expenses will vary as a percentage of total revenues from period to period.

    General and administrative expenses increased by 383% from $378,000 for the year ended December 31, 1997 to $1.8 million for the year ended December 31, 1998. The increase was due primarily to the addition of management and financial personnel necessary to support Kana's growth. As a percentage of total revenues, general and administrative expenses were 61% in 1997 and 78% in 1998.

Amortization of stock-based compensation

    In connection with the granting of stock options to its employees, Kana recorded stock-based compensation totaling approximately $97.0 million through December 31, 1999. This amount represents the total difference between the exercise prices of stock options and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in FASB Interpretation No. 28.

    The amortization of stock-based compensation by operating expense is detailed as follows (in thousands):

                                                                 Years ended,
                                                                 December 31,
                                                               -----------------
                                                               1997 1998   1999
                                                               ---- ----- ------
   Cost of service............................................  13    143 19,752
   Sales and marketing........................................  52    564 34,000
   Research and development...................................  31    438 19,864
   General and administrative.................................  17    311  6,860
                                                               ---  ----- ------
     Total.................................................... 113  1,456 80,476
                                                               ===  ===== ======

    Subsequent to the mergers with Business Evolution and netDialog, Kana granted options to certain employees hired from the acquired companies for an exercise price below the fair market value of the common stock. These options immediately vested on the date of grant. The difference between the market value of the underlying common stock and the exercise price of the options was recorded as compensation expense in the fourth quarter of 1999 in the amount of approximately $60.4 million.

Acquisition related costs

    In connection with the merger with Connectify, Kana recorded a charge for merger integration costs of $1.2 million consisting primarily of transaction fees for attorneys and accountants of approximately $390,000 and employee severance benefits and facility related costs of $780,000 in 1999. As of December 31, 1999, Kana had $30,000 remaining in accrued merger expenses, which Kana expects to pay by the first quarter of the following year.

    In connection with the mergers with Business Evolution and netDialog, Kana recorded a nonrecurring charge for merger integration costs of $4.5 million, consisting primarily of transaction fees for attorneys and accountants of approximately $1.5 million, advertising and announcements of $1.7 million incurred as of December 31, 1999, charges for the elimination of duplicate facilities of approximately $840,000 and severance costs and certain other related costs of approximately $433,000. As of December 31, 1999, Kana had $3,118,000 remaining in accrued acquisition related costs, which Kana expects to pay during 2000.

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

Other Income (Expense)

    Other income (expense) consists primarily of interest earned on cash and short-term investments, offset by interest expense related to warrants issued to convertible debt holders. Other income (expense) decreased by 272% from income of $227,000 for the year ended December 31, 1998 to an expense of $744,000 for 1999. The decrease in other income (expense) was due primarily to interest expense associated with warrants issued to convertible debt holders offset by increased interest income earned on higher average cash balances.

    Other income, net increased by 298% from $57,000 for the year ended December 31, 1997 to $227,000 for 1998. The increase was due primarily to an increase in interest income earned on higher balances of cash and short-term investments primarily from Kana's Series C preferred stock financing in September 1998.

Provision for Income Taxes

    Kana has incurred operating losses for all periods from inception through December 31, 1999, and therefore has not recorded a provision for income taxes. Kana has recorded a valuation allowance for the full amount of its gross deferred tax assets, as the future realization of the tax benefit is not currently likely.

    As of December 31, 1999, Kana had net operating loss carryforwards for federal and state tax purposes of approximately $44.0 million and $34.6 million, respectively. These federal and state loss carryforwards are available to reduce future taxable income. The federal loss carryforwards expire at various dates into the year 2019. Under the provisions of the Internal Revenue Code, substantial changes in its ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

Net Loss

    Kana's net loss was $1.6 million, $12.6 million and $118.7 million for the years ended December 31, 1997, 1998 and 1999, respectively. Kana has experienced substantial increases in its expenditures since its inception consistent with growth in its operations and personnel. In addition, stock based compensation charges have contributed to the significant increase in net loss during 1999. Kana anticipates that its expenditures will continue to increase in the future. Although its revenue has grown in recent quarters, Kana cannot be certain that it can sustain this growth or that it will generate sufficient revenue to attain profitability.

Liquidity and Capital Resources

    In September 1999, Kana completed the initial public offering of its common stock and realized net proceeds from the offering of approximately $51.1 million. Prior to the offering, Kana had financed its operations primarily from private sales of convertible preferred and common stock totaling $40.8 million and, to a lesser extent, from bank borrowings and lease financing.

    Kana's operating activities excluding amortization of stock-based compensation used $25.7 million of cash for the year ended December 31, 1999, which is primarily attributable to net losses experienced during this period as Kana invested in the development of its products, expanded its sales force and expanded its infrastructure to support its growth. Kana's operating activities used $10.1 million of cash for the year ended December 31, 1998, which is primarily attributable to net losses experienced during this period, excluding amortization of stock-based compensation.

    Kana's investing activities, consisting of purchases of computer equipment, furniture, fixtures and leasehold improvements to support its growing number of employees and net purchases of short-term investments, used $44.4 million of cash for the year ended December 31, 1999. Kana's investing activities used $1.4 million of cash for the year ended December 31, 1998, which is primarily due to purchases of computer equipment, furniture, fixtures and leasehold improvements.

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

    Kana's financing activities generated $75.0 million in cash for the year ended December 31, 1999, primarily from the net proceeds of its initial public offering, net proceeds from private sales of preferred and common stock, and net proceeds from debt arrangements. Kana's financing activities generated $20.0 million in cash for the year ended December 31, 1998, primarily from the net proceeds from private sales of preferred stock.

    At December 31, 1999, Kana had cash and cash equivalents aggregating $18.7 million and short-term investments totaling $36.2 million. A portion of Kana's short-term investments secure three letters of credit totalling $1,806,000, issued in connection with the lease of its corporate office and two other offices. Kana has a line of credit totaling $3.0 million, which is secured by all of Kana's assets, bears interest at the bank's prime rate (8.5% as of December 31, 1999), and expires on March 2, 2000. Kana's total bank debt was $1.2 million at December 31, 1999. In October 1999, Kana issued $2.8 million of subordinated promissory notes which bear an annual interest rate of 10%. These were paid in the first quarter of 2000.

    Kana's capital requirements depend on numerous factors. Kana expects to devote substantial resources to continue its research and development efforts, expand its sales, support, marketing and product development organizations, establish additional facilities worldwide and build the infrastructure necessary to support its growth. Kana has experienced substantial increases in its expenditures since its inception consistent with growth in operations and personnel, and Kana anticipates that its expenditures will continue to increase in the future. Kana believes that its current cash and projected revenues will be sufficient to meet its working capital and operating resource expenditure requirements for at least the next 12 months. However, Kana may need to raise additional funds in order to fund more rapid expansion, including significant increases in personnel and office facilities; to develop new or enhance existing services or products; to respond to competitive pressures; or to acquire or invest in complementary businesses, technologies, services or products. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, other than the merger with Silknet, Kana may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, Kana may issue additional securities or need additional equity or debt financing and any financing may be dilutive to existing investors.

Year 2000 Readiness Disclosure

Year 2000 Compliance

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with these Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    In the fourth quarter of 1998 Kana initiated a Year 2000 compliance program. The program was directed by Kana's quality assurance group. Kana's quality assurance group was charged with identifying issues of potential risk within each department and making the appropriate evaluation, modification, upgrade or replacement. Members of the quality assurance group have worked with members of each of Kana's principal internal divisions in the course of assessing Year 2000 compliance.

    Kana has not observed any Year 2000 related problems with Kana's business or products as of this date. However, computer experts have warned that there may still be residual consequences of the change in centuries and any Year 2000 difficulties could result in a decrease in sales of Kana's

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

products, an increase in allocation of resources to address Year 2000 problems of Kana's customers without additional revenue commensurate with the dedication of resources, or an increase in litigation costs relating to losses suffered by Kana's customers due to Year 2000 problems.

Scope of Year 2000 Assessment

    The scope of Kana's Year 2000 compliance program included testing the Kana platform and the IT and non-IT systems used at Kana's corporate office in Redwood City, California. Kana's other sales offices use the same third-party hardware and software systems as those in the Redwood City office. Accordingly, the quality assurance group determined that it would not conduct an independent review of those systems. The operational areas under investigation included:

  . products;

  . software applications;

  . facilities;

  . suppliers and vendors; and

  . computer systems.

    Kana has not observed any significant Year 2000 related problems as of this date.

Budget and Schedule

    Kana funded its Year 2000 plan from available cash and has not separately accounted for these expenses. To date, external expenditures for Year 2000 compliance have totaled less than $20,000. Because Kana's products were designed to be Year 2000 compliant, most of Kana's expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the internal evaluation process and Year 2000 compliance matters generally. Kana may experience unanticipated, material problems and expenses associated with Year 2000 compliance that could harm its business. Finally, Kana is also subject to external forces that might generally affect industry and commerce, such as Year 2000 compliance failures by utility or transportation companies and related service interruptions.

    Kana has completed the evaluation of its products and its third-party software systems.

Products

    Kana has tested the products shipped to date. Kana's testing determined that these products are capable of properly distinguishing between 20th and 21st century dates, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with these products are also capable of properly distinguishing between 20th and 21st century dates.

Third-party Hardware and Software Systems and Services

    Kana evaluated all of the critical third-party systems and software it uses in its business. Kana received written statements of Year 2000 compliance from substantially all of the providers of hardware used in its business. Kana has identified approximately 20 different software vendors that provide software products in its business. If any of the compliance statements received from its third-party software or hardware providers are false, Kana's internal systems and ability to ship its product would be materially harmed.

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

    Kana obtained written compliance statements as to Year 2000 compliance from its hosting service provider and its other third-party service providers, including Kana's Internet service providers, cellular telephone providers and all of Kana's utilities. Kana received compliance statements from such entities without additional expenditures by December 31, 1999.

Contingency Plan

    Kana may discover residual Year 2000 compliance problems in its systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into Kana's products and services may need to be revised or replaced, all of which could be time-consuming and expensive and result in the following, any of which could adversely affect Kana's business:

  . delay or loss of revenue;

  . cancellation of customer contracts;

  . diversion of development resources;

  . damage to our reputation;

  . increased service and warranty costs; and

  . litigation costs.

    Kana did not experience any significant disruptions to its business, results of operations, or products as a result of the transition from 1999 to 2000. Kana plans to retain its Year 2000 contingency plans in case of any potential Year 2000 related events that may arise in the first half of 2000, including any Year 2000 problems encountered by Kana's customers and third-party providers. Kana believes it has taken the steps necessary to understand and resolve Year 2000 issues; however, failure to adequately address all known and unknown Y2K readiness issues could result in, among other things, unforseen operating expenses and lower net income.

    Our failure to fix or replace our third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions.

    Kana has not observed any significant problems with Year 2000 as of this date.

Quantitative And Qualitative Disclosures About Market Risk

    Kana develops products in the United States and sells these products in North America, Europe, Asia and Australia. Generally, Kana's sales are made in local currency. As a result, Kana's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Kana does not currently use derivative instruments to hedge against foreign exchange risk.

    Kana's exposure to market rate risk for changes in interest rates relates primarily to Kana's investment portfolio. Kana's investments consist primarily of short-term municipals and commercial paper, which have an average fixed yield rate of 6%. These all mature within six months. Kana does not consider its cash equivalents to be subject to interest rate risk due to their short maturities.

Recent Accounting Pronouncements

    In June 1998, the FASB issued Statement of Financial Accounting Standard
(SFAS) No. 133, Accounting for Derivative and Hedging Activities. This standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The type and use of the derivative, and whether it qualifies for hedge accounting, will determine the treatment of gains or losses resulting from changes in the derivative. Kana believes the adoption of SFAS No. 133 will not have a material effect on its results of operations, financial position, or cash flows. The statement will be effective for Kana beginning January 1, 2001.

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

    In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require the entity to recognize revenue for multiple element arrangements by means of the "residual method" when: 1) there is vendor-specific evidence of the fair values of all of the undelivered elements; 2) vendor-specific evidence of fair value does not exist for one or more of the delivered elements; and 3) the revenue recognition criteria of SOP 97-2 are satisfied. SOP 98-9 will be effective beginning January 1, 2000. Kana believes the adoption of SOP 98-9 will not have a material effect on its results of operations, financial position or cash flows.

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

                           INFORMATION ABOUT SILKNET

Business of Silknet

    Silknet provides electronic customer relationship management software, or eCRM software, that allows companies to offer marketing, sales, e-commerce and support services through a single Web site interface personalized for individual customers. Silknet's products enable a company to deliver these services to the company's customers over the Web through customer self-service, assisted service or immediate, direct collaboration among the company and the company's customers, partners, employees and suppliers. A company's customers can choose from a variety of communications media, such as the Web, e-mail and the telephone, to do business with the company. Silknet's software can capture and consolidate data derived from all of these sources and distribute it throughout a company and to the company's partners to provide a single view of the customer's interaction with that company.

Industry Background

    The Web has experienced dramatic growth in recent years, both in the number of users and as a means of conducting commercial transactions, and is expected to continue to grow rapidly. According to a report by International Data Corporation, worldwide electronic commerce, or e-commerce, spending over the Internet is expected to increase from $37 billion in 1998 to $1.3 trillion in 2003. The growth and accessibility of the Web has created significant new opportunities for marketing, sales, e-commerce and customer support services for businesses.

    As Web technology becomes widely adopted, the challenge for business conducted over the Web is to provide not only e-commerce, but also high quality Web-based marketing, sales and service functions. One of the major concerns specific to online retailers is their relative ineffectiveness in selling to prospective customers, or converting initial customer inquiries to actual sales. According to a Forrester report, a majority of online stores convert fewer than 2% of site visitors to purchasers. In addition, the report states that in 1998, 66% of shopping carts, or online order forms, were abandoned before final purchases were made. Many online stores fail to influence the initial purchase decision and resolve any doubts that may linger during the moments before a purchase. Most online stores provide only rudimentary searches and ineffective menus for shoppers with questions. A personalized, knowledge-rich and interactive Web site is the key to successfully selling in the Web marketplace. Online stores need to incorporate the most effective sales practices of their offline counterparts. These effective sales practices include the ability to direct the customer to the right product, answer questions, anticipate potential concerns and respond with targeted answers. Using these practices, an online store can improve sales by directing a customer to the right products and services.

    Many businesses have experienced success selling over the Web, but have experienced problems handling the requests of these online customers for Web-based follow-up service. Customer frustrations are aggravated when telephone service or in-store representatives have no easy way to access records of events that occurred over the Web. Such mishandling of customer issues can lead to costly redundancies in service for the company or customer defections to competitors.

    Businesses have found that self-service and electronic collaboration for marketing, sales and service not only increase customer satisfaction, but also provide a cost-effective way to sell products and offer services. The Gartner Group estimates that by 2001, companies will receive 25% of all customer contacts and inquiries over the Web through e-mail messages and other Web-based forms. As customers increasingly turn to the Web, businesses are making considerable investments to handle the growing volume of online customer interactions and to integrate these interactions with

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

their existing infrastructure. According to a Forrester study, 68% of firms expect to at least double their spending for Web-based applications over the next two years and 34% expect to at least quadruple these expenditures over the same period.

    To realize the potential of the Web, companies must be able to offer marketing, sales, e-commerce and customer support services that provide a single view of the customer. Electronic business software systems must provide comprehensive, adaptable and scaleable solutions in a Web-based system architecture that can be tailored to promote a company's brand and identity. This architecture must allow a company to coordinate its interactions with customers by integrating a variety of communications media, such as the Web, e-mail and the telephone. In addition, it must allow a company to create customized solutions best suited for that company and its customers. Moreover, these software systems should capture and consolidate data derived from a number of sources and enable real-time collaboration and sharing of information that is accessible throughout an organization and with its customers, partners, employees and suppliers.

The Silknet Solution

    Silknet provides eCRM software that allows companies to offer marketing, sales, e-commerce and support services through a single, Web site interface tailored by that company to maximize customer satisfaction. Using Silknet's products, companies are able to:

  . provide customers with a self-service capability to obtain a full range of personalized services over the Web;

  . deliver interactive commerce solutions that not only allow the electronic sale of products, but also integrate the ongoing support and service of those products online;

  . coordinate interactions with customers by integrating a variety of communications media, such as the Web, e-mail and the telephone, through which customers may choose to do business;

  . integrate Web operations with other business computing systems, such as fulfillment, call center, and supply chain systems, to respond to customer inquiries and provide customer service;

  . provide an electronic personal sales assistant with the ability to identify the buying needs and style of a customer; and

  . collaborate with customers, partners, employees and suppliers to solve customer support problems, share information and conduct e-commerce.

The Silknet Strategy

    Silknet's goal is to continue to be a leading supplier of eCRM software solutions. To achieve this goal, key elements of Silknet's strategy include:

    Expand on Relationships with Implementation Partners. Silknet has established relationships with large, international systems integrators and consulting firms, such as Andersen Consulting, Cambridge Technology Partners, Cap Gemini, Computer Sciences Corporation, CGI (formerly known as Deloitte & Touche Consulting Group/DRT Systems), KPMG LLP and Sapient. These relationships increase Silknet's capacity to both sell and implement its products. Systems integrators and consulting firms have a strong influence on their clients' software purchasing decisions. These firms are seeking interactive electronic business solutions that allow them to satisfy their clients' needs more rapidly than they can through custom development. Silknet believes that building on its established relationships and creating new relationships with selected partners will enable Silknet to sell additional products to its existing customer base and gain new customers more rapidly.

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

    Expand Indirect Distribution Channels. Silknet sells its products primarily through a direct sales force and through relationships with technology vendors and resellers. As of December 31, 1999, Silknet had quota-carrying sales representatives in 16 offices in North America and the United Kingdom. During calendar 2000, Silknet intends to continue to selectively expand its international sales efforts by expanding relationships with distribution partners and resellers. In addition, Silknet intends to focus on expanding and developing its relationships with leading technology vendors and resellers, including leading software and hardware vendors that view Silknet's products as complementary to their own product and service offerings. Silknet believes these relationships will provide opportunities to gain new customers in specific markets where additional products or services or specific expertise is needed.

    Continue Technology Leadership. Silknet intends to continue to devote substantial resources to developing innovative software solutions for eCRM. Silknet believes that the increasing demands placed on interactive electronic business solutions will require an application architecture that is adaptable, secure and reliable. To meet these demands, Silknet has developed a Web-based, multiple-component architecture that incorporates Dynamic Hypertext Markup Language, Extensible Markup Language, Java, Javascript, Component Object Model and other leading Internet technologies. Because Silknet's applications are based on these common standards, they allow customers to quickly change the way in which they operate.

    Increase Silknet's Suite of eBusiness Solutions. Silknet plans to expand its suite of products and services that enable companies to engage, integrate and leverage their customers through self-service, assisted service and interactive collaboration. Many companies are seeking comprehensive electronic business solutions that meet a broad range of needs, including providing marketing, sales, e-commerce and support services to their customers, partners, employees and suppliers. For example, in December 1999, Silknet commercially released Silknet eSales, a Web-based sales application that provides a virtual personal sales assistant to customers. Silknet intends to continue to develop additional applications and features based on its existing Web-based architecture. Silknet also intends to commercially release a UNIX version of Silknet's application server in the first half of calendar 2000.

Products

    Silknet provides software that allows companies to offer their business and/or consumer customers personalized marketing, sales, e-commerce and customer support services through a single Web site interface tailored by that company to maximize customer satisfaction. Silknet's products enable a company to deliver these services to the company's customers over the Web through real-time collaboration and customer self-service or assisted service. Silknet's products allow a company to coordinate its interactions with its customers by integrating a variety of communications media through which the company's customers may choose to do business with the company, such as the Web, e-mail and the telephone. Silknet's software can capture and consolidate data derived from all of these sources and distribute this data throughout a company and to the company's partners in order to provide a single view of the relationship between the company and its customers. Silknet's software products include:

   Silknet eBusiness System           A comprehensive set of applications and a
                                      Web-based platform on which company-
                                      specific eCRM applications can be created
                                      and deployed.

   Silknet eService                   A comprehensive customer service
                                      application that enables a company to
                                      provide customer self-service and
                                      collaboration using the Web, e-mail, the
                                      telephone and other messaging media.

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

   Silknet eSales                     An application that enables a company to
                                      provide a customer with an electronic, or
                                      virtual, personal sales assistant that is
                                      able to make recommendations and handle
                                      objections for each customer based on
                                      that customers' unique circumstances.

   Silknet eCommerce                  An application to create an electronic
                                      storefront using Microsoft's Site Server
                                      engine that easily integrates with the
                                      Silknet eBusiness System.

   Silknet eBusiness Toolkit          An application that enables a company to
                                      extend the Silknet eBusiness System
                                      platform by creating customized business
                                      functionality.

    Silknet licenses its products on a per user basis. Silknet typically charges a company from $500 to $2,500 for every private user, who is typically an employee of that company, and from $1 to $10 for every anticipated public user, who is typically a customer of that company. The per user charges generally increase with the number of applications and functions utilized by a company. For the fiscal year ended 1999 and the six-months ended December 31, 1999, the average license fee per customer was approximately $472,000 and $322,000, respectively.

 Silknet eBusiness System

    The Silknet eBusiness System is both a set of Web-based applications and an expandable platform for building, deploying and adapting software applications. This platform can service additional users by adding more hardware, allowing a company to service a growing customer base. Silknet's platform can also be tailored and extended to add features and functionality to accommodate and integrate the way a customer requires services and the way a company does business as that company's business evolves. During 1999, Silknet expanded Silknet eBusiness to include some functions and features formerly available in Silknet eService. The Silknet eBusiness System integrates personalized interactions, collaborations and transactions over the Web among a company and that company's customers, partners, employees and suppliers.

    With the Silknet eBusiness System, a customer can easily access information from a company's marketing, sales, customer service, billing, purchasing and product development departments. By deploying the Silknet eBusiness System, a company can integrate its customers into an environment where customers can collaborate directly and immediately with company representatives, suppliers and partners. This process engages customers in an interactive, personalized exchange to solve problems. It allows a company to leverage the customer's individual knowledge to provide a more efficient and effective experience for both the company and its customers. The Silknet eBusiness System employs an easy-to-use interface that graphically utilizes windows, screen displays and icons and features a set of components using Web-based browsers and search engines that provide access to all Silknet applications and a company's other Web-based solutions. The product integrates internal and external business processes operating on both traditional mainframe and distributed, networked computing systems with Silknet's Web-based infrastructure.

    The Silknet eBusiness System includes the following applications and features:

 Personalization

    The Personalization feature enables a company to provide a personalized Web site interface for the customer to interact, collaborate and conduct business over the Web. Using the Personalization feature, a company can:

  .notify customers of product improvements, promotions and case updates, and tailor information to the end-user's unique preferences;

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

  . provide customers with a personalized view of all of their activity with that company, including support requests, credit checking, sales questions and order tracking; and

  . make recommendations based on a customer's demographic profile, preferences and history of service incidents, inquiries and purchases.

 Knowledge Manager

    The Knowledge Manager application captures, manages, publishes and distributes corporate knowledge about a company's products and services. A company can use this application to organize its corporate knowledge base on a secure platform that is quickly accessible and easily usable by customers, partners, employees and suppliers. Knowledge Manager provides companies with a real-time, interactive environment in which to process and publish solutions to common customer problems. Features of the Knowledge Manager application include:

  . multimedia platform supporting audio, video, graphics, diagrams, screen displays and internal and external hyperlinks to the Web;

  . the ability to render, publish and index multimedia solutions, in real time, as a direct result of solving customers' problems or inquiries; and

  . the storage of published solutions as business objects so they can be combined with other business objects, such as customer profiles and case histories.

 Extranet Workflow

    The Extranet Workflow application integrates internal and external business processes with a Web interface, linking a company's legacy and client/server systems within departments of a company to each other and to other employees, customers, partners and suppliers. Once installed on the company's server, this application allows these parties to participate in a cooperative and efficient process to better service the customer. Unlike conventional workflow systems, Extranet Workflow does not require a user agent to be installed on each user's computer, thereby allowing the workflow system to be accessible to a large user base. Features of the Extranet Workflow application include:

  . a graphical user interface that enables users to establish business processes within the software;

  . automated and/or manual routing of tasks to the most appropriate groups or individuals, including skills-based or availability-based task assignment, regardless of the method of communication; and

  . notifications of workflow events through e-mail, pager, Web site and other channels.

 Business Rules and Business Events

    Combined with Extranet Workflow, the Business Rules and Business Events features allow a company to modify the Silknet eBusiness System to fit the company's needs, instead of modifying its business processes to fit the software. Companies can define, categorize, assign and process business data, tasks and events related to a specific customer relationship. After defining a business event, a company can then communicate the appropriate response, or business rule, to resolve the customer problem or inquiry. The Business Events feature provides a mechanism for the Silknet eBusiness System to execute a Business Rule when a customer operation is performed. For example, when a particular customer request is received, if the system identifies the user as a very important customer, the person responsible for the task might receive a page alerting him to address the task.


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

    The Silknet eBusiness System is shipped to a company with a standard set of Business Rules and Business Events. A company can customize and define its own Business Rules and Business Events to the unique character and needs of its customers and the specialized needs of that company's business processes. Using the Business Rules and Business Events features, a company can:

  . dynamically change business processes based on company or customer data;

  . assign workflow tasks to individuals or groups; and

  . notify individuals or groups of business events, using the Web, e-mail, the telephone, a pager or other messaging media.

 e-Mail Response Management

    The e-Mail Response Management application provides a tracking and routing system to respond to large volumes of incoming customer e-mail. This application enables customer service and sales representatives to manage both e-mail received from, and e-mail sent to, customers. The e-Mail Response Management application manages the e-mail queuing process by urgency, premium service, escalation level, the response time guaranteed to the customer or other customer response attributes. Features of this application include:

  . automatic, personalized acknowledgment of e-mail; and

  . automatic routing of inquiries and cases received by e-mail to the most appropriate groups or individuals.

 Silknet eService

    Introduced as Silknet's first product in July 1997, Silknet eService is a comprehensive customer service application that enables a company to offer its customers both self-service and assisted service over the Web. Silknet eService is a software application built upon the Silknet eBusiness System framework. Silknet eService includes many of the features and applications contained in the Silknet eBusiness System, such as Personalization, Knowledge Manager, Extranet Workflow and Business Rules and Business Events, as well as the following:

 Case Management

    The Case Management application enables case creation and resolution, workload management and user-defined workflows to support a company's internal customer service process. Customer-specific profiles of cases allow customer service representatives to view all information related to a specific customer. With Case Management, cases can be organized by user-defined priorities for purposes of assignment, workload management and reporting. Customer service representatives can also vary customer interaction media, such as the Web, e-mail and the telephone, to match customer response preferences. Features of this application include:

  . automatic display of customer case data on the user interface for viewing, editing, tracking and routing;

  . single-screen displays of a workload summary and real-time selection of case views from a drop-down menu of choices;

  . case creation, organization and resolution, and definition of case views at the individual or system level;

  . Web hyperlinks, images, video, audio, screen displays and other data files to facilitate customer understanding; and

  . case history analysis, assistance and contribution, reassignment and escalation.

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

 Web Communications

    The Web Communications application enables multimedia collaboration over the Web. This application allows a company to provide assisted service, in addition to self-service, to its customers, partners, employees and suppliers. Features of the Web Communications application include:

  . real-time chat and electronic white boards to help solve customer problems;

  . the ability to share graphics, screen displays and diagrams; and

  . integration with Microsoft's NetMeeting to allow collaboration and video conferencing among a company's service representatives and its customers, partners, employees and suppliers.

 Call Center Integration

    The Call Center Integration application provides customer service representatives with a single interface to customer inquiries received over various media, including the Web, e-mail and the telephone. This application enables companies to capture and manage information from customer interactions anywhere within the organization in a centralized case management system. Customer service representatives can access customer information not only from the call center, but also from their company's intranet to include data from multiple departments, and from their company's extranet to include data from customers, partners, employees and suppliers. The Call Center Integration application provides:

  . high-volume call processing and problem resolution;

  . single-screen displays of a customer's profile and case history;

  . automatic case routing, queuing and escalation; and

  . integration with third-party computer telephony software applications.

 Other Features of Silknet eService

    Silknet eService also contains the following features that enable customer self-service:

  . InfoPath, a problem resolution tool that utilizes Extensible Markup
    Language and Java as software development programming languages to provide a series of natural language questions that help customers identify symptoms and narrow the problem;

  . a tool that allows customers to search a multimedia knowledge base using simple English questions or commands; and

  . FAQs, a listing of frequently asked questions which offers solutions to common problems or answers to frequent inquiries and which allows postings to the Web or intranet that can be linked to the multimedia platform to provide graphical or audible solutions.

 Silknet eSales

    Silknet eSales is a Web-based application that provides an electronic, or virtual, personal sales assistant who helps a customer through the online purchasing process and builds a higher level of trust and interaction between a company and its customers. This makes it possible for a company to provide consultative and expert sales assistance in a manner that can be far more cost-effective than human-assisted sales.

    Silknet e-Sales is based on the Trusted Advisor technology of InSite Marketing Technology, a company that Silknet acquired in October 1999. This technology uses demographic and psychographic analyses, microsegmentation, and probability models to personalize the interaction

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

between the virtual sales assistant and each customer. The virtual sales assistant makes recommendations and handles objections for each customer, based on that customer's unique circumstances. The virtual assistant can also discuss products and services with customers, and show customers why specific products are right for them. The tone, style and content of the virtual sales assistant is mapped to the personal buying style and knowledge base of the customer, resulting in a more personalized interchange that is intuitively comfortable and effective.

 Silknet eCommerce

    The Silknet eCommerce application combines Silknet eBusiness System and Microsoft's Site Server engine and enables a company to create and manage an electronic storefront over the Web. In addition, the Silknet eCommerce application integrates Silknet eService with third-party e-commerce products, enabling personalized shopping, service and support through a single Web site interface for both business to consumer and business to business commerce. Silknet eCommerce creates a single, unified view of the customer relationship and transactions across departments, such as marketing, sales, customer service, billing, purchasing and product development, and also among partners, employees and suppliers. Silknet eCommerce helps companies and their customers manage the entire customer relationship, from the initial point of interest to shopping and buying, support and service, marketing and follow-on purchases.

 Site Builder Wizard

    Site Builder Wizard is a step-by-step, graphical user interface that assists a company in creating electronic stores or catalogs quickly and easily. Site Builder Wizard helps a company establish cross-selling information, price promotions, stores with multi-level departments, and products with varied attributes.

 Intelligent CrossSell

    Intelligent CrossSell is an application that allows a company to run promotions for products and to create cross-selling opportunities through the promotions. Intelligent CrossSell uses customer trends and transaction information to recommend products of interest to other customers. For the customer, Intelligent CrossSell enables customers to navigate a company's Web site to discover products of interest to them. For the company, Intelligent CrossSell increases sales opportunities by efficiently guiding customers to those products that they are most likely to purchase during their visit.

 Buy Now

    Buy Now is an online, direct marketing tool that enables a company to present product information and order forms, and capture customer profile information within a variety of online contexts, such as an online advertising banner. A company can customize Buy Now to meet the needs of the company's online marketing campaign.

 Commerce Interchange Pipeline Manager

    The Commerce Interchange Pipeline Manager allows a company to automate and manage electronic inventory and purchasing communications with distributors, resellers and suppliers. With this feature, different document formats for purchase orders, invoices, receipts and shipping notices can be managed more easily for multiple trading partners.

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 Extranet Workflow

    Used with the Silknet eBusiness System foundation, Microsoft's Site Server engine can be extended to include Extranet Workflow. With Extranet Workflow, information or questions regarding orders, and the orders themselves, may be routed throughout the organization through a workflow determined by the company. Different workflows can be attributed in real time to different order situations through the application of Silknet eBusiness's Business Rules feature.

 Silknet eBusiness Toolkit

    The Silknet eBusiness Toolkit enables companies to extend the capabilities of the Silknet eBusiness System platform by creating customized business functionality.

 Technology and Product Development

    Silknet is a leader in the delivery of interactive, Web-based electronic business solutions that use advanced, industry standard Web and distributed object technologies. Silknet's applications are built on Microsoft Windows Distributed InterNet Applications architecture, which includes technologies such as Microsoft's Component Object Model and Microsoft's Transaction Server. This architecture allows Silknet to provide future upgrades of highly scaleable, multi-tier business applications for deployment over the Web or any network, while preserving a company's investment in existing applications and data.

    Silknet's products employ a standards-based, Web architecture. Unlike a client/server architecture, individual users simply need a browser to perform any function available in the product. No software needs to be distributed to any user, either within the organization or to customers, partners, employees or suppliers, making the software easier to implement, maintain and upgrade than client/server solutions.

    Silknet's component architecture allows a company to distribute application servers for increased scalability and reliability. Both the customer side of the application, which operates outside a company's firewall, or electronic security barrier, and is typically open to the public, and the employee side of the application, which is typically used within a company behind its firewall and is closed to public access, operate on both Windows NT and UNIX platforms. Silknet's application server runs on Windows NT only and uses Microsoft's Transaction Server and Message Queue. Silknet is currently designing a UNIX/Enterprise Java version of Silknet's application server. The database server uses Microsoft's SQL Server on a Windows NT platform or Oracle on a UNIX platform.

    Silknet's products employ a model driven architecture to allow companies to configure the solution that best fits the unique requirements of their customers and their business without changing the application's source code. Business analysts and developers use Silknet's graphical designers to describe their business data and relationships, process definitions and business rules. This benefit reduces implementation time and costs, and establishes a clear and consistent upgrade path for future releases of Silknet software. It also enables Silknet to maintain and support a single source code base for each application that addresses the varied needs of these companies.

    In July 1999, Silknet released the Silknet eBusiness Toolkit, which includes SilkDataObjects, that enables companies to create customized business objects that add company-specific functionality to the Silknet eBusiness System platform, without the need for specialized programming skills. Companies can incorporate into the Silknet eBusiness System logic and data from other software systems, allowing Silknet eBusiness System's applications, such as Business Rules and Extranet Workflow, to respond automatically to changes in these other software systems.

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

Customers

    The following is a partial list of Silknet's customers as of December 31, 1999:

   3Com                           Microsoft
   Autodesk                       MyWay.com
   Bank of America                Office Depot
   Bell Advanced Communications   PC Connection
   Beyond.com                     Policy Management Systems Corporation
   Cigna                          priceline.com, Incorporated
   cozone.com                     Provident Bank
   e*Trade                        SBC Internet
   GEAC Computer Corporation      Sitara Networks
   Inacom Corp.                   Sprint PCS
   Insurance Holdings of America  The Travel Company
   KPMG Peat Marwick              toysmart.com
   MachOne Communications

Support and Professional Services

    Silknet offers a broad range of support and training services to its customers. Silknet believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, customer satisfaction and continued revenue growth.

    Silknet provides implementation services to assist companies in optimizing the benefits of Silknet's solutions. In addition, systems integrators and consulting firms often help companies to implement Silknet's products. As of December 31, 1999, Silknet had 38 employees dedicated to providing implementation services. These employees often work closely with the staffs of third-party systems integrators to train their consultants in the implementation of Silknet software. A typical implementation engagement lasts three to six months and involves the planning, configuration, testing and implementation of the products. These services are generally billed on a per day basis. Silknet believes that these implementation projects not only help ensure a company's success with Silknet's products, but also allow Silknet consultants and systems engineers to gain industry-specific knowledge that can be leveraged in future projects and products.

    Silknet's customers have a choice of support options depending on the level of service desired. Silknet maintains a technical support hotline staffed by engineers from 8:00 a.m. to 8:00 p.m., Eastern time, Monday through Friday, from its corporate headquarters in Manchester, New Hampshire. Silknet uses the Silknet eService application to track and manage its own customer service inquiries and to provide 24-hour technical support. Silknet provides training in the use of its products through classroom instruction at its corporate headquarters and at other training sites throughout North America and in Europe. As of December 31, 1999, Silknet had five technical support engineers.

Sales and Marketing

    Silknet sells its products primarily through a direct sales force and through relationships with systems integrators and resellers. The sale of Silknet's products is often an enterprise-wide decision by prospective customers. The sales process generally ranges from three to nine months, depending on the level of education prospective customers need regarding the use and benefits of Silknet's products. As of December 31, 1999, Silknet's direct sales organization consisted of 22 employees located in 15 offices throughout North America and two employees in an office in the United Kingdom.

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

In addition, Silknet had ten employees in North America and two employees in the United Kingdom responsible for demonstrating Silknet's products and assisting the sales organization.

    A key element of Silknet's market penetration strategy is the continued development of relationships with industry leaders in various complementary areas. Silknet believes these relationships increase its market exposure and presence, generate qualified opportunities for Silknet to sell its products and assist Silknet in implementing its products.

    Silknet has established relationships with large, international systems integrators and consulting firms, such as Andersen Consulting, Cambridge Technology Partners, Cap Gemini, CGI, KPMG LLP and Sapient. Systems integrators and consulting firms have a strong influence on software purchasing decisions within large companies, and they are seeking interactive electronic business solutions that allow them to satisfy their clients' needs more rapidly than they can through custom development. Silknet believes that broadening its relationships with systems integrators and consulting firms will enable Silknet to sell additional products to its existing customer base and gain new customers more rapidly.

    Silknet also has relationships with software and hardware vendors and resellers, such as AnswerSoft, Calico Technology, Genesys Telecommunications, Hewlett-Packard, and NCR, that generally view Silknet's products as complementary to their product and service offerings. During calendar year 2000, Silknet intends to form additional relationships with leading technology vendors. These relationships are intended to provide Silknet with opportunities to penetrate specific markets, where either additional industry-specific products or services are needed to secure the sale, or expertise in a particular vertical market is needed to sell effectively. As of December 31, 1999, Silknet had 11 employees devoted to developing corporate partnerships and strategic alliances.

    Silknet's marketing organization utilizes a variety of programs to support its products. As of December 31, 1999, Silknet's marketing organization consisted of 21 employees. Silknet's marketing programs include:

  . market research and analysis;

  . product and strategy updates with industry analysts;

  . public relations activities and speaking engagements;

  . direct mail and relationship marketing programs;

  . telemarketing, seminars and trade shows;

  . brochures, data sheets and white papers; and

  . Web site marketing.

Competition

    The market for Silknet's products is new and rapidly evolving, and is expected to become increasingly competitive as current competitors expand their product offerings and new companies enter the market. The principal competitive factors in the Web-based, interactive electronic business solutions market include:

  . adherence to emerging Web-based technology standards;

  . comprehensiveness of applications;

  . adaptability, flexibility and scalability;

  . real-time, interactive capability with customers, partners, employees and suppliers;

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  . integration with a variety of communications media;

  . ease of use;

  . ease of implementation;

  . customer service and support; and

  . price.

    Although Silknet believes that it currently competes favorably with respect to these factors, there can be no assurance that Silknet can maintain its competitive position against current and potential competitors, especially those with longer operating histories, greater name recognition and substantially greater financial, technical, marketing, management, service, support and other resources.

    Silknet currently faces competition primarily from in-house and third-party custom development efforts. Silknet expects that these solutions will continue to be a principal source of competition for the foreseeable future.

    Silknet's current competitors include a number of companies offering one or more solutions for the electronic business solutions market, some of which are directly competitive with Silknet's products. For example, Silknet's competitors include companies providing e-business and online customer management solutions, such as BroadVision, Inc., and client/server-based, call-center customer service solutions, such as Siebel Systems, Inc., Vantive Corporation, and Clarify, Inc. In addition, Silknet competes with providers of stand-alone point solutions for e-mail response capabilities, and providers of solutions for knowledge base applications, such as Primus Knowledge Solutions, Inc.

    Silknet also may face competition from systems integrators and consulting firms which design and develop custom systems and perform custom integration. Some of these firms may possess industry-specific expertise or reputations among potential customers for offering enterprise solutions to electronic business application needs. These systems integrators and consulting firms can be resellers of Silknet's products and may engage in joint marketing and sales efforts with Silknet. Silknet relies upon these firms for recommendations of Silknet's products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators and consulting firms may have similar, and often more established, relationships with Silknet's competitors, and there can be no assurance that these firms will not develop, market or recommend competing software applications.

Research and Development

    Silknet devotes a substantial portion of its resources to developing new products and product features, extending and improving its products and technology, and researching new technological initiatives in the market for Web-based, interactive electronic business solutions. This new and emerging market is characterized by rapid technological change, new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. The introduction of products incorporating new technologies and the emergence of new industry standards could render existing products obsolete and unmarketable. Silknet's future success will depend in part on its ability to anticipate changes, enhance its current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of its customers. As an example of its technology initiatives, Silknet intends to commercially release a UNIX version of its application server in the first half of calendar year 2000.

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

    As of December 31, 1999, Silknet had 100 employees engaged in research and development activities. Silknet's research and development expenditures for fiscal year 1999, 1998, 1997 and for the six-months ended December 31, 1999, were approximately $7.2 million, $2.9 million, $1.0 million and $6.6 million, respectively. Silknet expects that it will continue to commit significant resources to research and development in the future. To date, all research and development expenses have been expensed as incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Silknet."

Intellectual Property and Proprietary Rights

    Silknet's success and competitiveness are dependent to a significant degree on the protection of its proprietary technology. Silknet relies primarily on a combination of copyrights, trademarks, licenses, trade secret laws and restrictions on disclosure to protect its intellectual property and proprietary rights. Silknet also enters into confidentiality agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, others may be able to copy or reverse engineer aspects of Silknet's products, to obtain and use information that Silknet regards as proprietary or to independently develop similar technology. Any such actions by competitors could have a material adverse effect on Silknet's business, operating results and financial condition.

    In addition, the laws of some foreign countries do not protect Silknet's proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions.

    Litigation may be necessary in the future to enforce or defend Silknet's intellectual property and proprietary rights, to protect Silknet's trade secrets or to determine the validity and scope of the intellectual property and proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on Silknet's business, operating results and financial condition.

    Silknet attempts to avoid infringing known intellectual property and proprietary rights of third parties in its product development efforts. However, Silknet has not conducted and will not conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of them which are confidential when filed, with regard to similar technologies. If Silknet was to discover that its products violated third party proprietary rights, it may be liable for substantial damages. In addition, Silknet may be required to reengineer its products or seek to obtain licenses to continue offering such products, and there can be no assurance that such efforts would be successful.

    Silknet is pursuing the registration of some of its trademarks in the United States and in other countries, although Silknet has not yet secured registration of most of its marks. Silknet has applications pending for trademark registrations for "Silknet" and "Silknet" combined with the Silknet logo in the United States, Canada, the European Union Community, Australia, China, Estonia, Iceland, Indonesia, South Korea, Latvia, Lithuania, New Zealand, Norway, Poland, Singapore, and South Africa. Silknet's applications for the registration of "Silknet" and "Silknet" combined with the Silknet logo have received preliminary refusals in Canada because another company filed an earlier application for the use of "Silk" in connection with Internet information resource services.

    Other companies have filed trademark applications for marks similar to the names of Silknet's products. For example, IBM has filed several U.S. trademark applications for marks incorporating the

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term "e-business." Silknet's use of Silknet eBusiness System could infringe on the rights of IBM and other companies using marks that contain the term "eBusiness." Silknet's use of "eBusiness," as well as the use of other marks, may result in costly litigation which could divert management's attention and resources, cause product shipment delays or require Silknet to pay damages and/or to enter into royalty or license agreements. There can be no assurance that a license agreement would be available to Silknet on commercially reasonable terms, if at all, and Silknet may be required to stop using the name "eBusiness" for its products. Further, because terms such as eBusiness, eCommerce and eService are becoming widely used and descriptive, Silknet does not expect to be able to prevent third parties from using these names for competing products.

    Silknet currently licenses technology from third parties that Silknet incorporates into its products. For example, Silknet licenses Web information server, transaction server and related technologies from Microsoft. There can be no assurance that technology from these providers or others will continue to be available to Silknet on commercially reasonable terms, if at all. The loss or inability to access such technology could result in delays in development and introduction of new products or enhancements by Silknet until equivalent or replacement technology could be accessed, if available, or developed, if feasible, by Silknet, which could have a material adverse effect on Silknet's business, operating results and financial condition. Moreover, although Silknet is generally indemnified against claims that technology licensed from third parties infringes the intellectual property and proprietary rights of others, such indemnification is not always available for all types of intellectual property and proprietary rights and in some cases the scope of such indemnification is limited. Even if Silknet receives broad indemnification, third party indemnitors are not always well capitalized and may not be able to indemnify Silknet in the event of infringement, resulting in substantial exposure to Silknet. There can be no assurance that infringement or invalidity claims arising from the incorporation of third party technology, and claims for indemnification from Silknet customers resulting from these claims, will not be asserted or prosecuted against Silknet. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays, all of which could materially adversely affect Silknet's business, operating results and financial condition.

Employees

    As of December 31, 1999, Silknet had a total of 241 employees, 169 of whom were based at Silknet's headquarters in Manchester, New Hampshire. None of Silknet's employees are subject to a collective bargaining agreement. Silknet believes that its employee relations are good.

Facilities

    Silknet currently has one lease for approximately 44,092 square feet of space in an office building in Manchester, New Hampshire, its headquarters. Under the terms of the lease, Silknet is entitled to occupy an additional 10,347 square feet located in its current office building beginning March 2000, and an additional 33,655 square feet located in an adjacent office building beginning May 2000, upon the completion of renovations. The lease expires in April 2005, and Silknet has an option to extend the lease for two additional five-year terms. As of December 31, 1999, Silknet also leased office space in 18 other cities for its sales and support personnel. Silknet believes that these existing facilities are adequate to meet its current, foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Legal Proceedings

    Silknet is not a party to any material legal proceedings.

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

                             MANAGEMENT OF SILKNET

Directors, Executive Officers and Other Key Employees

    The directors and executive officers of Silknet are as follows:

          Name           Age                             Position
          ----           ---                             --------
James C. Wood...........  43 Chairman of the Board, President and Chief Executive Officer
Nigel K. Donovan........  44 Senior Vice President and Chief Operating Officer
Patrick J. Scannell,
 Jr.....................  46 Vice President, Chief Financial Officer, Treasurer and Secretary
Guy Bradley(1)..........  36 Director
Joo Hock Chua(1)........  44 Director
Stanley Fung(2).........  42 Director
Andrew Goldfarb(2)......  32 Director
Glen L. Urban...........  58 Director

--------
(1)Member of the Silknet compensation committee
(2) Member of the Silknet audit committee

 Directors and Executive Officers

    James C. Wood founded Silknet and has served as Chairman of the Board, President and Chief Executive Officer since its inception in March 1995. From January 1988 until November 1994, he served as President and Chief Executive Officer of CODA Incorporated, a subsidiary of CODA Limited, a financial accounting software company. Mr. Wood also served as a Director of CODA Limited from November 1988 until November 1994.

    Nigel K. Donovan has served as Silknet's Senior Vice President and Chief Operating Officer since February 1999. From November 1995 to February 1999 he served as Vice President-- Professional Services. From November 1996 to October 1998, he also served as Silknet's Treasurer and from May 1997 to October 1998 as its Chief Financial Officer. In addition, Mr. Donovan served as director from October 1996 to February 1999. From March 1988 until October 1995, Mr. Donovan served as Vice President--Professional Services at CODA Incorporated.

    Patrick J. Scannell, Jr. has served as Silknet's Chief Financial Officer and Treasurer since November 1998 and was named Vice President and Secretary in February 1999. From September 1992 until October 1998, Mr. Scannell served as Executive Vice President, Chief Financial Officer and Treasurer of Applix, Inc., a customer interaction software company.

    Guy Bradley has served as a director of Silknet since October 1996. Mr. Bradley has been affiliated with CMG @Ventures since August 1994. He has been a general partner or managing member of CMG @Ventures since January 1995. He was Director of International Sales and Marketing for Booklink, Inc., an affiliate of CMG @Ventures, from August 1994 to December 1994.

    Joo Hock Chua has served as a director of Silknet since October 1998. Mr. Chua has been a Vice President/Assistant General Manager at Vertex Management
(II) Pte Ltd since July 1995, a Senior Manager from July 1991 to June 1995 and a Manager from June 1988 to June 1991. Mr. Chua is a director of Ultro Technologies Ltd and ASA Ceramic Ltd, both publicly-listed in Singapore, and several privately held companies in the United States, Singapore and the People's Republic of China.

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    Stanley Fung has served as a director of Silknet since October 1996. Mr.
Fung has been with Zero Stage Capital since 1992, as Managing Director since December 1998 and as General Partner from October 1994 to December 1998. Mr. Fung is a director of RoweCom Inc. and several privately-held companies.

    Andrew Goldfarb has served as a director of Silknet since February 1999. Since March 1997, Mr. Goldfarb has been a Managing Principal at JAFCO America Ventures, Inc. Mr. Goldfarb was employed by Trans National Group, as Vice President from August 1996 to March 1997 and as director of Trans National Ventures, the venture capital division of Trans National Group, from September 1994 to July 1996.

    Glen L. Urban has served as a director of Silknet since October 1999. Since 1966, Mr. Urban has been a member of the faculty of the Sloan School of Management at the Massachusetts Institute of Technology where he served as dean from July 1993 until July 1998. From January 1997 until October 1999, Mr. Urban served as a director of InSite Marketing Technology, Inc., a privately held company which Silknet acquired in October 1999.

 Other Key Employees

    Eric Carlson has served as Silknet's Vice President and Chief Technology Officer since February 1999, Chief Technology Officer since September 1996 and Senior Programmer/Analyst from June 1995 to September 1996. From June 1994 to June 1995, he served as Client/Server Technology Analyst at PC Connection, a reseller of personal computer hardware and software.

    James P. Davis has served as Silknet's Vice President--Business Development since January 1997. From June 1990 to December 1996, Mr. Davis held various senior management positions at CODA Incorporated, including Vice President of Sales from January 1994 to December 1996 and acting President and Chief Executive Officer from November 1994 to July 1995.

    David B. Fowler has served as Silknet's Vice President--Marketing since April 1999. From April 1995 to March 1999, Mr. Fowler served as Vice President--Sales and Marketing for Gradient Technologies, a software company. From December 1993 to March 1995, Mr. Fowler served as Vice President--Sales and Marketing for FTP Software.

    V. Anthony Giannelli has served as Silknet's Vice President--International since October 1998, and from February 1998 to October 1998, he served as Vice President--Marketing. From November 1995 to February 1998, Mr. Giannelli served as Vice President of Marketing and Business Development of Applix, Inc. From May 1993 to October 1995, he served as Vice President-- Marketing of Open Data Corporation, a software company.

    Mark H. Green has served as Silknet's Vice President--Sales since October 1997, and from November 1996 to October 1997, he served as Director of Sales. From June 1996 to November 1996, Mr. Green served as Alliance Manager for i2 Technologies, a software company. From November 1991 to June 1996, Mr. Green served as a sales representative with CODA Incorporated.

Committees of the Board of Directors

    Silknet's compensation committee consists of Messrs. Bradley and Chua. It reviews and evaluates the salaries and incentive compensation of Silknet's management and key employees and makes recommendations concerning these matters to the Silknet board. The compensation committee also administers Silknet's stock option and stock purchase plans.

    Silknet's audit committee consists of Messrs. Goldfarb and Fung. It reviews the results and scope of audits and other services provided by Silknet's independent public accountants and reviews Silknet's system of internal accounting and financial controls. The audit committee also reviews such other matters with respect to Silknet's accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

Director Compensation

    Silknet reimburses its non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. No director who is also an employee of Silknet receives separate compensation for services rendered as a director. Non-employee directors are also eligible for participation in the Silknet 1999 Non-Employee Director Stock Option Plan, or director plan.

    On May 5, 1999, Silknet granted to each of Mr. Guy Bradley, Mr. Joo Hock Chua, Mr. Stanley Fung and Mr. Andrew Goldfarb, all of whom are non-employee directors of Silknet, an option to purchase 10,000 shares of Silknet common stock at an exercise price of $15.00 per share under the Silknet director plan. In addition, in October 1999, Silknet granted to Mr. Glen Urban, a non-employee director of Silknet, an option to purchase 10,000 shares of Silknet common stock at an exercise price of $65.50 per share under the Silknet director plan. These options become exercisable in equal annual installments over three years. All unvested options will vest in full and become immediately exercisable upon consummation of the merger with Kana.

    See "Information About Silknet--Stock Plans."

Executive Compensation

    The following Summary Compensation Table sets forth the total compensation paid or accrued for the fiscal years ended June 30, 1999, 1998 and 1997 for Silknet's named executive officers, including Silknet's chief executive officer and each of the two other most highly compensated executive officers. In the table below, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

                           SUMMARY COMPENSATION TABLE

                                                                     Long Term
                                             Annual Compensation   Compensation
                                           ----------------------- -------------
                                                                    Securities
                                                                    Underlying
                                                                    Options(1)
       Name and Principal Position         Year Salary($) Bonus($) (# of Shares)
       ---------------------------         ---- --------- -------- -------------
James C. Wood............................. 1999  186,122  100,000         --
 Chairman of the Board, President and      1998  140,881      --          --
 Chief Executive Officer                   1997  139,994      --          --
Nigel K. Donovan.......................... 1999  158,290  100,000      45,000
 Senior Vice President and Chief           1998  120,750      --          --
 Operating Officer
Patrick J. Scannell, Jr.(2)............... 1999  106,375  100,000     150,000
 Vice President, Chief Financial           1998      --       --          --
 Officer, Treasurer and Secretary

--------
(1) Silknet did not grant any restricted stock awards or stock appreciation rights or make any long term incentive plan payouts to the named executive officers during the fiscal years ended June 30, 1999, 1998 and 1997.

(2)Mr. Scannell commenced employment with Silknet in November 1998.

Option Grants in Last Fiscal Year

    The following table sets forth certain information concerning grants of stock options to the named executive officers during the fiscal year ended June 30, 1999. Six months after the date of grant, 12.5% of the shares underlying such options become exercisable. The remaining shares become exercisable in 42 equal monthly installments thereafter. Silknet did not grant any stock appreciation rights to the named executive officers during the fiscal year ended June 30, 1999.

                                                                               Potential
                                                                           Realizable Value
                                                                           at Assumed Annual
                                                                            Rates of Stock
                          Number of   Percent of                                 Price
                         Securities  Total Options                         Appreciation for
                         Underlying   Granted to   Exercise or              Option Term(3)
                           Options    Employee in   Base Price  Expiration -----------------
          Name           Granted (#)  Fiscal Year  ($/Share)(2)    Date       5%      10%
          ----           ----------- ------------- ------------ ---------- -------- --------
James C. Wood(1)........       --         --            --           --         --       --
Nigel K. Donovan........    45,000        3.2%        $1.75      8/19/08   $ 49,525 $125,507
Patrick J. Scannell,
 Jr. ...................   100,000        7.2%        $1.75      11/2/08   $395,113 $732,810
           .............    50,000        3.6%        $5.50      2/22/09   $321,175 $674,310

--------
(1)Silknet did not grant any stock options to Mr. Wood during the fiscal year ended June 30, 1999.

(2) The exercise price per share of each option was determined by the board of directors to be equal to the fair market value per share of Silknet's common stock on the date of grant. These options have a term of ten years from the date of grant.

(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of the price of Silknet's common stock. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. This table does not take into account any appreciation in the price of Silknet's common stock since the date of grant.

Fiscal Year-End Stock Option Values

    None of the named executive officers exercised options during the fiscal year ended June 30, 1999. The following table sets forth certain information with respect to the value of options held by such officers as of June 30, 1999. The value of unexercised in-the-money options has been calculated by determining the difference between the exercise price per share payable upon exercise of such options and the fair market value of Silknet's common stock as quoted on the Nasdaq Stock Market on June 30, 1999, and does not reflect amounts that may be actually received by the named executive officers upon the exercise of such options.


                           Number of Securities
                          Underlying Unexercised     Value of Unexercised
                          Options at Fiscal Year    In-the-Money Options at
                                    End               Fiscal Year End($)
                         ------------------------- -------------------------
Name                     Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------- ----------- -------------
James C. Wood...........       --           --             --          --
Nigel K. Donovan........   411,602       68,048    $14,133,964  $2,277,518
Patrick J. Scannell,
 Jr. ...................    14,583      135,417        477,593   4,247,407

Employment Arrangements

    On April 13, 1999, Silknet entered into an employment agreement and a noncompetition, confidentiality and inventions agreement with each of its executive officers. Each employment agreement provides for the payment of salary and bonus, terminates on June 30, 2001 unless earlier terminated, and may be extended upon mutual agreement of the parties. In addition, each employment agreement provides that if the officer is terminated without just cause, as defined in each employment agreement, the officer will receive a severance payment equal to twelve months salary. Finally, in the event of an acquisition, as defined in each employment agreement, if the officer:

  . is not offered employment by the acquiring corporation in a comparable position and at a comparable salary; or

  . is terminated at any time for other than just cause within twelve months following the completion of the acquisition, the officer will receive a severance payment equal to twelve months salary and all unvested options held by the officer will accelerate and become immediately exercisable and will remain exercisable for a period of six months after the date of termination of employment.

    On February 6, 2000, Silknet and Mr. Wood entered into Amendment No. 1 to Mr. Wood's employment agreement, which provides that the completion of the merger with Kana will not result in any severance payments to Mr. Wood or any acceleration of Mr. Wood's outstanding options to purchase Silknet common stock under the terms of his employment agreement.

    On February 6, 2000, Silknet and Mr. Scannell entered into Amendment No. 1 to Mr. Scannell's employment agreement, which provides that the agreement will terminate on August 5, 2000. On that date, Mr Scannell will be entitled to receive a severance payment equal to twelve-months salary at the then current monthly rate payable in the same manner as such salary was payable during Mr. Scannell's regular term of employment, and all outstanding unvested options held by him will vest in full and become immediately exercisable and will remain exercisable for a period of six months after August 5, 2000.

    The noncompetition, confidentiality and inventions agreements include certain restrictive covenants for Silknet's benefit relating to non-disclosure by the officer of Silknet's confidential business information and its right to inventions and technical improvements made by the officer. These agreements also contain a provision prohibiting the officer from soliciting Silknet's employees or customers for a period of one year after termination of the officer's employment.

Stock Plans

    Employee Stock Option Plan. The 1995 option plan was approved by the board of directors on August 8, 1995 and was adopted by the stockholders on September 25, 1995. A total of 2,391,900 shares of common stock have been reserved for issuance under the 1995 option plan. Under the 1995 option plan, Silknet was authorized to grant options to purchase shares of common stock intended to qualify as incentive stock options as defined under Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options to Silknet's officers and other employees. Options granted under the 1995 option plan are exercisable within ten years of the original grant date and become exercisable pro rata on a monthly basis over a period of four years from the date of grant. The 1995 option plan provides that upon an acquisition intended to be accounted for as a pooling-of-interests, the vesting of all options to purchase common stock will accelerate by a period of one year. In addition, upon the termination of an employee without cause or for good reason prior to the first anniversary of the completion of such an acquisition, all options then outstanding under the 1995 option plan held by that employee will immediately become exercisable. Finally, on the first year anniversary of the completion of such an acquisition, all options then outstanding under the 1995 option plan will immediately become exercisable. In connection with the merger with Kana, the Silknet board of directors voted to accelerate the vesting schedule of all outstanding options to purchase Silknet common stock under the 1995 option plan by a period of one year. An option is not transferable by the recipient except by will or by the laws of descent and distribution. As of February 3, 2000, options to purchase 2,704,850 shares had been granted under the 1995 option plan. Of that amount, options to purchase 1,325,914 shares of Silknet's common stock remain outstanding as February 3, 2000 and are exercisable at prices ranging from $0.02 per share to $46.38 per share. No additional options may be granted under the 1995 option plan.

    1999 Stock Option and Incentive Plan. The 1999 stock plan was approved by the board of directors and was adopted by the stockholders in February 1999. A total of 1,854,516 shares of common stock are reserved for issuance under the 1999 stock plan. The 1999 stock plan provides that the number of shares authorized for issuance will automatically increase by 5% of the outstanding number of shares of Silknet's common stock on December 31, 2000 and 2001 up to a maximum of an additional 2,500,000 shares of common stock. Under the terms of the 1999 stock plan, Silknet is authorized to grant incentive stock options as defined under the Internal Revenue Code, non-qualified options, stock awards or opportunities to make direct purchases of common stock to employees, officers, directors, consultants and advisors of Silknet and its subsidiaries.

    The 1999 stock plan is administered by Silknet's compensation committee. Silknet's compensation committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each award, subject to the provisions of the 1999 stock plan. The 1999 stock plan provides that upon an acquisition intended to be accounted for as a pooling-of-interests, the vesting of all options to purchase common stock will accelerate by a period of one year. In addition, upon the termination of an employee without cause or for good reason prior to the first anniversary of the completion of such an acquisition, all options then outstanding under the 1999 stock plan held by that employee will immediately become exercisable. Finally, on the first year anniversary of the completion of such an acquisition, all options then outstanding under the 1999 stock plan will immediately become exercisable. In connection with the merger with Kana, the Silknet board of directors voted to accelerate the vesting schedule of all outstanding options to purchase Silknet common stock under the 1999 stock plan by a period of one year. An option is not transferable by the recipient except by will or by the laws of descent and distribution, or in the case of non-qualified stock options, only to the extent set forth in the agreement relating to the non-qualified stock option or by a valid domestic relations order. No options may be exercised following termination of employment for cause. The term of the 1999 stock plan is ten years, unless sooner terminated by vote of the board of directors. As of February 3, 2000, options to purchase 924,823 shares of Silknet's common stock were outstanding under the 1999 stock plan and options to purchase 32,782 shares had been exercised.

    1999 Non-Employee Director Stock Option Plan. Silknet's 1999 Non-Employee Director Stock Option Plan, or director plan, was approved by the board of directors and was adopted by the stockholders in February 1999 and became effective on May 5, 1999. A total of 350,000 shares of common stock have been authorized for issuance under the director plan. As of February 3, 2000, options to purchase 50,000 shares of Silknet's common stock were outstanding under the director plan, none of which have been exercised.

    The director plan is administered by Silknet's compensation committee. Under the director plan, each non-employee director who was a member of Silknet's board of directors on May 5, 1999 was automatically granted an initial option to purchase 10,000 shares of common stock. Directors elected to the board after May 5, 1999 will receive an initial option grant to purchase 10,000 shares of common stock on the date such director is first elected to the board of directors. In addition, if a director continues to serve as a member of the board of directors, such non-employee director will be automatically granted on the third anniversary of his or her initial option grant date and each three years thereafter an option to purchase 10,000 shares of common stock. Provided that the director continues to serve as a member of the board of directors, one-third of the shares included in each grant will become exercisable on each of the first, second and third anniversaries of the date of grant. If a director fails to attend at least 75% of the board of directors meetings held in a fiscal year, that director will forfeit his or her rights with respect to the option installment which vested on the preceding vesting date, in proportion to the percentage of board of directors meetings not attended. Under the terms of the director plan, all outstanding unvested options held by non-employee directors will vest in full upon completion of the merger with Kana. All options granted under the director plan will have an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years from the date of grant. Options may not be transferred except by will or by the laws of descent and distribution or by a domestic relations order. Unexercisable options terminate when the director ceases to be a director for any reason other than death or permanent disability. Exercisable options may be exercised at any time during the option term. In the event that a director dies or is permanently disabled, any options that are not exercisable will become exercisable and the optionee or his or her representative, heir or legatee may exercise all options for a period of three years. The term of the director plan is ten years, unless sooner terminated by vote of the board of directors.

    1999 Employee Stock Purchase Plan. Silknet's 1999 employee stock purchase plan, or stock purchase plan, was approved by the board of directors and was adopted by the stockholders in February 1999. The stock purchase plan provides for the issuance of up to an aggregate of 350,000 shares of common stock to participating employees. As of February 3, 2000, there were no options to purchase shares of Silknet's common stock outstanding under the stock purchase plan and options to purchase 45,607 shares had been exercised.

    The stock purchase plan is administered by Silknet's compensation committee. All employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the stock purchase plan. The right to purchase common stock under the stock purchase plan will be made available through a series of offerings. On the first day of an offering period, Silknet will grant to each eligible employee who has elected in writing to participate in the stock purchase plan an option to purchase shares of Silknet's common stock. The employee will be required to authorize an amount, between 1% and 10% of the employee's compensation, to be deducted from the employee's pay during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the stock purchase plan, the option exercise price is an amount equal to 85% of the fair market value of one share of Silknet's common stock on either the first or last day of the offering period, whichever is lower. No employee may be granted an option that would permit the employee's rights to purchase common stock to accrue in excess of $25,000 in any calendar year. The first offering period under the stock purchase plan commenced on May 5, 1999 and continued through January 31, 2000. Thereafter, the offering periods will begin on February 1 and August 1. Options granted under the stock purchase plan terminate upon an employee's voluntary withdrawal from the plan at any time or upon termination of employment.

    Outstanding options under the purchase plan will be assumed by Kana at the closing of the merger and adjusted to reflect the exchange ratio. The assumed options will be exercised, and the Silknet purchase plan will terminate, on a final purchase date occurring immediately prior to the start date of the first offering period under the Kana employee stock purchase plan beginning after the closing of the merger, at which time eligible Silknet employees may begin participation in the Kana plan.

    InSite Marketing Technology, Inc. 1997 Stock Option Plan. As part of Silknet's acquisition of InSite Marketing Technology, Inc., Silknet assumed InSite's obligations under the InSite Marketing Technology, Inc. 1997 Stock Option Plan, or the InSite option plan. Options to purchase an aggregate of 93,580 shares of Silknet's common stock were exchanged for all of the outstanding options under the InSite option plan. As of February 3, 2000, options to purchase 34,810 shares of Silknet's common stock were outstanding under the InSite option plan and options to purchase 58,770 shares had been exercised. No additional options will be granted under the InSite option plan.

    The InSite option plan authorized the grant of options to purchase shares of common stock intended to qualify as incentive stock options as defined under
Section 422 of the Internal Revenue Code, and non-qualified stock options to the former employees or directors of, or consultants or advisors to, InSite. Upon Silknet's acquisition of InSite, all outstanding options under the InSite option plan became fully exercisable. An option is not transferable by the recipient except by will or by the laws of descent and distribution, or in the case of non-qualified stock options, only by a valid domestic relations order. No options may be exercised following termination of employment for cause.

401(k) Plans

    Silknet maintains two 401(k) plans qualified under Section 401(k) of the Internal Revenue Code; one plan is for former InSite employees and the other is for all other Silknet employees. Under the Silknet and InSite 401(k) plans, a participant may contribute a maximum of 20% and 15%, respectively, of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit of $10,000 in calendar year 1999. The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of the board of directors, Silknet may make discretionary profit-sharing contributions into the 401(k) plan for all eligible employees. During the year ended June 30, 1999, Silknet made no profit-sharing contributions to either 401(k) plan.

Compensation Committee Interlocks and Insider Participation

    Messrs. Bradley and Chua, both non-employee directors, comprise the Silknet compensation committee, which makes recommendations concerning salaries and incentive compensation for Silknet's employees and consultants and administers and grants stock options under Silknet's stock plans. None of Silknet's executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of Silknet's compensation committee.

Certain Transactions Of Silknet

    Organization of Silknet. In connection with its formation in 1995, Silknet issued and sold 2,500,000 shares of its common stock for an aggregate of $80,500 to Silknet's founder, James C. Wood.

    Sales of Stock. In July 1995, Silknet sold 50,000 shares of its common stock for an aggregate of $50,000 to Mr. Nigel K. Donovan, currently Silknet's Senior Vice President and Chief Operating Officer.

    In October 1996, Silknet issued an aggregate of 2,364,584 shares of its Series A preferred stock at $0.96 per share, for aggregate consideration of $2,270,000. Of that amount, Silknet issued 1,302,084 shares of Series A preferred stock to CMG @Ventures II LLC and 1,041,667 shares of Series A preferred stock to Zero Stage Capital V, L.P. Mr. Guy Bradley, a director of Silknet, is a managing member of CMG @Ventures II LLC. Mr. Stanley Fung, a director of Silknet, is a managing partner of Zero Stage Capital V, L.P. All outstanding shares of Series A preferred stock were converted to common stock on a one-for-one basis upon the closing of Silknet's initial public offering on May 10, 1999.

    In June 1997, Silknet issued an aggregate of 2,500,000 shares of its Series B preferred stock at a price of $2.00 per share, for aggregate consideration of $5,000,000. Of that amount, Silknet issued 371,700 shares of Series B preferred stock to CMG @Ventures II LLC, 371,700 shares of Series B preferred stock to Zero Stage Capital V, L.P., 1,250,000 shares of Series B preferred stock to BancBoston Ventures Inc., 400,000 shares of Series B preferred stock to Vertex Investment (II) Ltd. and 100,000 shares of Series B preferred stock to HWH Investment Pte Ltd. Mr. Joo Hock Chua, a director of Silknet, is Vice President/Assistant General Manager of Vertex Management (II) Pte Ltd. All outstanding shares of Series B preferred stock were converted to common stock on a one-for-one basis upon the closing of Silknet's initial public offering on May 10, 1999.

    In May 1998, Silknet issued an aggregate of 3,081,657 shares of its Series C preferred stock at a price of $3.498117 per share, for aggregate consideration of $10,779,990. Of that amount, Silknet issued 857,604 shares of Series C preferred stock to CMG @Ventures II LLC, 214,401 shares of Series C preferred stock to Zero Stage Capital V, L.P., 285,868 shares of Series C preferred stock to BancBoston Ventures Inc., 428,802 shares of Series C preferred stock to Vertex Technology Fund Pte Ltd. and 571,736 shares of Series C preferred stock to Intel Corporation. Silknet also issued 28,587 shares of Series C preferred stock to JAFCO Co., Ltd., 33,632 shares of Series C preferred stock to JAFCO R-3 Investment Enterprise Partnership, 20,179 shares of Series C preferred stock to JAFCO JS-3 Investment Enterprise Partnership, 30,269 shares of Series C preferred stock to JAFCO G-6(A) Investment Enterprise Partnership, 30,269 shares of Series C preferred stock to JAFCO G-6(B) Investment Enterprise Partnership and 571,736 shares of Series C preferred stock to U.S. Information Technology No. 2 Investment Enterprise Partnership. Mr. Andrew Goldfarb, a director of Silknet, is a managing principal of JAFCO America Ventures, Inc., a co-general partner of U.S. Technology. On June 26, 1998, Silknet issued an additional 7,500 shares of Series C preferred stock to the Zero Stage Individual Investor Group for aggregate consideration of $26,236, one of the members of which is Mr. Stanley Fung, a director of Silknet. All outstanding shares of Series C preferred stock were converted to common stock on a one-for-one basis upon the closing of Silknet's initial public offering on May 10, 1999.

    On February 26, 1999, Silknet issued an aggregate of 1,205,913 shares of Series D preferred stock at a price of $7.324109 per share, for aggregate consideration of $8,832,238. Of that amount, Silknet issued 230,148 shares to CMG @Ventures II LLC, 157,737 shares to BancBoston Ventures Inc., 12,625 shares to JAFCO Co., Ltd., 50,498 shares to U.S. Technology, and 157 shares to Stanley Fung, a director of Silknet. All outstanding shares of Series D preferred stock were converted to common stock on a one-for-one basis upon the closing of Silknet's initial public offering on May 10, 1999.

    On October 5, 1999, Silknet issued an aggregate of 497,128 shares of its common stock in exchange for all of the outstanding common stock of InSite Marketing Technology, Inc.

    Issuance of Notes and Warrants. In May 1996, Silknet issued one note in the principal amount of $125,000 and a warrant to purchase an aggregate of 125,000 shares of its common stock at an exercise price of $1.00 per share to Zero Stage Capital V, L.P. In July 1996, Silknet issued one note in the principal amount of $125,000 and an additional warrant to purchase an aggregate of 125,000 shares of its common stock at an exercise price of $1.00 per share to Zero Stage Capital V, L.P. Each note was exchanged for shares of Series A preferred stock in October 1996. Each warrant was exchanged for shares of Silknet's common stock in November 1999.

    In June 1997, in connection with the issuance and sale of its Series B preferred stock, Silknet issued six warrants to purchase an aggregate of 500,000 shares of common stock at an exercise price of $2.20 per share. One warrant to purchase 250,000 shares of common stock was issued to BancBoston Ventures Inc., one warrant to purchase 80,000 shares of common stock was issued to

Vertex Investment (II) Ltd., one warrant to purchase 20,000 shares of common stock was issued to HWH Investment Pte Ltd., one warrant to purchase 74,340 shares of common stock was issued to CMG @Ventures II LLC, and one warrant to purchase 74,340 shares of common stock was issued to Zero Stage Capital V, L.P. In addition, one warrant to purchase 1,320 shares of common stock was issued to another investor who purchased Series B preferred stock. This warrant to purchase 1,320 shares of common stock was exercised in December 1999. In addition, Zero Stage Capital V, L.P. exercised its warrant in November 1999. The remaining four warrants may be exercised, in whole or in part, at any time or from time to time, until June 11, 2003.

    Employment Agreements. On April 13, 1999, Silknet entered into an employment agreement with each of James C. Wood, Silknet's Chairman of the Board, President and Chief Executive Officer, Nigel K. Donovan, Silknet's Senior Vice President and Chief Operating Officer, and Patrick J. Scannell, Jr., Silknet's Vice President, Chief Financial Officer, Treasurer and Secretary. Each employment agreement provides for the payment of salary and bonus, terminates on June 30, 2001 unless earlier terminated, and may be extended upon mutual agreement of the parties. In addition, each employment agreement provides that if the employee is terminated without just cause, as defined in each employment agreement, the employee will receive a severance payment equal to twelve months salary. Finally, in the event of an acquisition, as defined in each employment agreement, if the employee:

  . is not offered employment by the acquiring corporation in a comparable position and at a comparable salary; or

  . is terminated at any time for other than just cause within twelve months following the completion of the acquisition,

the employee will receive a severance payment equal to twelve months salary and all unvested options held by the employee will accelerate and become immediately exercisable and will remain exercisable for a period of six months following the date of termination.

    On February 6, 2000, Silknet and Mr. Wood entered into Amendment No. 1 to Mr. Wood's employment agreement, which provides that the completion of the merger with Kana will not result in any severance payments to Mr. Wood or any acceleration of Mr. Wood's outstanding options to purchase Silknet common stock under the terms of his employment agreement.

    On February 6, 2000, Silknet and Mr. Scannell entered into Amendment No. 1 to Mr. Scannell's employment agreement, which provides that the employment agreement will terminate on August 5, 2000. On that date, Mr. Scannell will be entitled to receive a severance payment equal to twelve-months salary at the then current monthly rate, payable in the same manner as the salary was payable during Mr. Scannell's regular term of employment, and all outstanding unvested options held by Mr. Scannell will vest in full and become immediately exercisable and will remain exercisable for a period of six months after August 5, 2000.

    The noncompetition, confidentiality and inventions agreements include certain restrictive covenants for Silknet's benefit relating to non-disclosure by the officer of Silknet's confidential business information and Silknet's right to inventions and technical improvements made by the officer. These agreements also contain a provision prohibiting the officer from soliciting Silknet's employees or customers for a period of one year after termination of the officer's employment.

    Silknet believes that all transactions set forth above were made on terms no less favorable to Silknet than would have been obtained from unaffiliated third parties. Silknet has adopted a policy whereby all future transactions between Silknet and its officers, directors and affiliates will be on terms no less favorable to Silknet than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of Silknet's board of directors.

Principal Stockholders of Silknet

    The following table sets forth certain information regarding beneficial ownership of Silknet common stock as of February 3, 2000, excluding shares of Silknet common stock which will become exercisable solely as a result of the merger by:

  . each person known to be the beneficial owner of more than 5% of Silknet common stock;

  . each executive officer;

  . each of Silknet's directors; and

  . all of Silknet's our executive officers and directors as a group.

    In addition, because of Kana's option to purchase a number of shares of Silknet common stock equal to 19.9% of Silknet's outstanding common stock at the time of exercise, Kana may be deemed to beneficially own 3,417,652 shares of Silknet common stock assuming the option was exercised on February 3, 2000.

    Unless otherwise noted below, the address of each person listed on the table is c/o Silknet Software, Inc., 50 Phillippe Cote Street, Manchester, New Hampshire 03101, and each person has sole voting and investment power over the shares shown as beneficially owned except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The following are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity:

  . shares of common stock issuable upon the exercise of options which may be exercised within 60 days after February 3, 2000, or currently exercisable options; and

  . shares of common stock issuable upon the exercise of warrants which may be exercised within 60 days after February 3, 2000, or currently exercisable warrants.

However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

                                              Beneficial         Beneficial
                                             Ownership of    Ownership of Kana
                                            Silknet Shares    Shares After the
                                           Before the Merger       Merger
                                           ----------------- ------------------
Name of Beneficial Owner                    Number   Percent   Number   Percent
------------------------                   --------- ------- ---------- -------
James C. Wood(1).......................... 1,546,645   9.0%   2,567,430   2.9%
Nigel K. Donovan(2).......................   346,107   2.0%     574,538     *
Patrick J. Scannell, Jr.(3)...............    19,081     *       31,674     *
Guy Bradley(4)............................ 2,771,536  16.1%   4,600,750   5.2%
Stanley Fung(5)........................... 1,669,972   9.7%   2,772,154   3.1%
Joo Hock Chua.............................       --    --           --    --
Andrew Goldfarb...........................       900     *        1,494     *
Glen L. Urban.............................   121,016     *      200,886     *
CMG @Ventures II LLC(6)................... 2,761,536  16.1%   4,584,150   5.1%
 c/o CMG Information Services, Inc. 100
 Brickstone Square, 5th Floor Andover, MA
  01810
Zero Stage Capital V, L.P................. 1,667,033   9.7%   2,767,274   3.1%
 101 Main Street Kendall Square Cambridge,
  MA 02142
BancBoston Ventures Inc.(7)............... 1,527,005   8.9%   2,534,828   2.8%
 175 Federal Street 10th Floor Boston, MA
  02110
Putnam Investments, Inc.(8)............... 2,273,743  13.2%   3,774,412   4.2%
 One Post Office Square Boston, MA 02109
All executive officers and directors as a
 group (8 persons)(9)..................... 6,475,257  37.7%  10,748,926  12.0%

--------
 *Less than 1%.

(1) Includes 158,340 shares held in trust for Mr. Wood. Mr. Wood disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Also includes 3,645 shares issuable in connection with currently exercisable options.

(2) Includes 320,107 shares issuable in connection with currently exercisable options.

(3) Includes 19,081 shares issuable in connection with currently exercisable options.

(4) Includes 2,761,536 shares held by CMG @Ventures II LLC. Also includes 74,340 shares of common stock issuable upon exercise of warrants held by CMG @Ventures II LLC which are currently exercisable. Mr. Bradley is a managing member of CMG @Ventures II LLC and may be deemed to share voting and investment power with respect to all shares held by CMG @Ventures II LLC. Mr. Bradley disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5) Includes 1,667,033 shares held by Zero Stage Capital V, L.P. Mr. Fung is a general partner of Zero Stage Capital Associates, L.P., the general partner of Zero Stage Capital V, L.P. and may be deemed to share voting and investment power with respect to all shares held by Zero Stage Capital V, L.P. Mr. Fung disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(6) Includes 74,340 shares of common stock issuable in connection with currently exercisable warrants.

(7) Includes 250,000 shares of common stock issuable in connection with currently exercisable warrants.

(8) Information obtained from Schedule 13G/A filed with the Securities and Exchange Commission by Putnam Investments, Inc. on February 18, 2000. Includes 2,058,078 shares beneficially owned by Putnam Investment Management, Inc., of which 1,117,835 shares are owned by the Putnam OTC & Emerging Growth Fund, and 235,665 shares beneficially owned by The Putnam Advisory Company, Inc.

(9) See Notes 1 through 5.

Limitation of Liability

    Silknet's certificate of incorporation provides that none of its directors shall be personally liable to Silknet or to its stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law.

    Silknet's certificate of incorporation further provides for the indemnification of its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate the potential liability of Silknet's directors for monetary damages arising from breaches of their duty of care, subject to certain exceptions. These provisions may also shield directors from liability under federal and state securities laws.

Stock Transfer Agent and Registrar

    The transfer agent and registrar for Silknet's common stock is American Stock Transfer & Trust Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SILKNET

    The following discussion and analysis of Silknet's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and Silknet's consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Silknet's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors--Risks Related to Silknet" and elsewhere in this prospectus.

Overview

    Silknet provides electronic customer relationship management software, or eCRM software, that allows companies to offer marketing, sales, e-commerce and support services through a single Web site interface personalized for individual customers. Silknet's products enable a company to deliver these services to its customers over the Web through customer self-service, assisted service or immediate, direct collaboration among that company and its customers, partners, employees and suppliers. In January 1997, Silknet recorded its first license revenue upon delivery of the trial version of its initial product, Silknet eService, to customers. Silknet commercially released Silknet eService in July 1997, and since that time has introduced Silknet eBusiness, Silknet eCommerce, Silknet eService, Silknet eSales and Silknet eBusiness Toolkit.

    Since the beginning of fiscal year 1997, Silknet's revenue has been derived principally from licenses for software products and from professional services including consulting, training, implementation, technical support and maintenance. Revenue from sales of licenses to use Silknet's software products is recognized upon delivery of products to customers, provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. License or services revenue subject to an acceptance clause is deferred until acceptance is received from the customer. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on its relative fair value, with these fair values being determined using the price charged when that element is sold separately. For agreements with specified upgrade rights, the revenue related to those upgrade rights is deferred until the specified upgrade is delivered. Revenue for consulting and training services is recognized as services are provided, and revenue for maintenance and post-contract customer support services is recognized ratably over the term of the service agreement.

    Silknet generates its license revenue through direct sales to its customers and sales through its relationships with systems integrators and consulting firms. International revenue generated to date has not been material.

    On October 5, 1999, Silknet completed the acquisition of InSite Marketing Technology, Inc. Silknet issued or reserved for issuance 590,708 shares of its common stock in exchange for all of the outstanding shares of InSite common stock and options for the issuance of InSite common stock. The transaction was accounted for using the pooling of interests method. Silknet's consolidated financial statements included elsewhere in this prospectus, have been restated to include the results and balances of InSite for all periods presented.

    Silknet has only a limited operating history on which to base an evaluation of its business and prospects. Silknet's prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in new and rapidly evolving markets. To address these risks, Silknet must, among other things:

  . develop new products and product enhancements more rapidly than its competitors;

  .  attract, integrate, motivate and train qualified personnel;

  .  successfully implement its sales and marketing strategy; and

  . expand relationships with implementation partners and grow its professional services staff.

    There can be no assurance that Silknet will succeed in addressing any or all of these risks, and the failure to do so would have a material adverse effect on Silknet's business, operating results and financial condition.

    Silknet has experienced substantial net losses since its inception, and as of December 31, 1999, Silknet had an accumulated deficit of $28 million. These net losses and accumulated deficit resulted from Silknet's lack of substantial revenue and the significant costs incurred in the development of its products and in the establishment of its sales and marketing organization. Silknet expects to increase its expenditures in all areas in order to execute its business plan, particularly in research and development and sales and marketing. The planned increase in sales and marketing expense will primarily result from the hiring of additional sales force personnel and expansion of marketing programs.

    Although Silknet has experienced revenue growth in recent periods, there can be no assurance that such growth rates are sustainable, and therefore such growth rates should not be considered indicative of future operating results. There can also be no assurance that Silknet will be able to continue to increase its revenue or attain profitability or, if increases in revenue and profitability are achieved, that they can be sustained. Silknet believes that period-to-period comparisons of its historical operating results should not be relied upon as an indication of future performance.

Results of Operations

    The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in Silknet's statements of operations.

                                                                Six Months
                                                                   Ended
                                                                 December
                                     Year Ended June 30,            31,
                                    -------------------------   -------------
                                      1997      1998    1999    1998    1999
                                    --------   ------   -----   -----   -----
                                                                (unaudited)
Revenue:
  License..........................     38.7 %   79.9 %  71.6 %  66.5 %  66.7%
  Services.........................     61.3     20.1    28.4    33.5    33.3
                                    --------   ------   -----   -----   -----
    Total revenue..................    100.0    100.0   100.0   100.0   100.0
                                    --------   ------   -----   -----   -----
Cost of revenue:
  License..........................     14.9      0.8     2.3     3.3     1.6
  Services.........................    160.9     36.3    24.4    27.4    25.2
                                    --------   ------   -----   -----   -----
    Total cost of revenue..........    175.8     37.1    26.7    30.7    26.8
                                    --------   ------   -----   -----   -----
  Gross margin.....................    (75.8)    62.9    73.3    69.3    73.2
                                    --------   ------   -----   -----   -----
Operating expenses:
  Sales and marketing..............    457.7    128.8    77.8    76.4    59.7
  Research and development.........    524.7     76.7    51.2    49.5    46.7
  General and administrative.......    385.1     34.9    26.3    26.2    28.6
                                    --------   ------   -----   -----   -----
    Total operating expenses.......  1,367.5    240.4   155.3   152.1   135.0
                                    --------   ------   -----   -----   -----
  Operating loss................... (1,443.3)  (177.5)  (82.0)  (82.8)  (61.8)
  Interest income (expense), net...    (30.4)     3.2     4.9     3.2     9.8
                                    --------   ------   -----   -----   -----
  Net loss......................... (1,473.7)% (174.3)% (77.1)% (79.6)% (52.0)%
                                    ========   ======   =====   =====   =====

Six Months Ended December 31, 1999 and 1998

Revenue

    Total revenue increased to $14 million, or 153.2%, for the six-month period ended December 31, 1999 from $5.5 million for the six-month period ended December 31, 1998.

    License Revenue. License revenue increased to $9.4 million, or 154.0%, for the six-month period ended December 31, 1999 from $3.7 million for the six-month period ended December 31, 1998. The increase was primarily due to an increase in the number of licenses sold for Silknet eService, and new products introduced prior to December 31, 1999. These new products included Silknet eBusiness and Silknet eCommerce, released in October 1998 and January 1999, respectively.

    Services Revenue. Services revenue increased to $4.7 million, or 151.6%, for the six-month period ended December 31, 1999 from $1.9 million for the six-month period ended December 31, 1998. Of this increase, $1.7 million was attributable to additional training and consulting services sold to both new and existing customers and $1.1 million was related to maintenance contracts sold to both new and existing customers. The total number of customers increased to 70 as of December 31, 1999 from 24 as of December 31, 1998.

Cost of Revenue

    Cost of License Revenue. Cost of license revenue includes royalties paid to third parties under technology license arrangements. Cost of license revenue increased to $232,000, or 2.5% of license revenue, for the six-month period ended December 31, 1999 from $183,000, or 5.0% of license revenue, for the six-month period ended December 31, 1998. The increase in absolute dollars was due to an increase in licenses sold with royalty obligations to third parties whose products are incorporated into Silknet's products. Silknet anticipates that the cost of license revenue will continue to increase in absolute dollars. Cost of license revenue as a percent of license revenue has varied in the past due to the timing and volume of product sales and the nature of royalty agreements in place at the time.

    Cost of Services Revenue. Cost of services revenue consists primarily of employee-related costs and third-party consultant fees incurred to provide services for consulting projects, post-contract customer support and training. Cost of services revenue increased to $3.5 million, or 75.6% of services revenue, for the six-month period ended December 31, 1999 from $1.5 million, or 81.7% of services revenue, for the six-month period ended December 31, 1998. The dollar increase resulted primarily from the hiring of additional employees and the use of contractors to support increased customer demand for maintenance and consulting services. The number of customer services employees increased to 43 as of December 31, 1999 from 18 as of December 31, 1998, and Silknet anticipates that it will continue to increase the number of customer service employees in calendar year 2000. The improvement in services gross margin to 24.4% for the six-month period ended December 31, 1999 from a services gross margin of 18.3% for the six-month period ended December 31, 1998 was primarily attributable to the substantial growth in consulting and maintenance revenue from Silknet's larger installed base. The continued improvement in services gross margin is contingent upon the future demand for the services offered by Silknet.

    Overall gross margins are primarily affected by the mix of license revenue and services revenue. Silknet historically has realized higher gross margins on license revenue than on services revenue. Silknet expects its services revenue to increase as a percentage of total revenue.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries, commissions and costs associated with marketing programs, such as trade shows, marketing campaigns, seminars, public relations and new product launches. Sales and marketing expenses increased to $8.4 million, or 59.7% of total revenue, for the six-month period ended December 31, 1999 from $4.2 million, or 76.4% of total revenue, for the six-month period ended December 31, 1998. The increase was primarily attributable to an increase in the number of sales and marketing employees to 68 as of December 31, 1999 from 32 as of December 31, 1998. To a lesser extent, the increase was related to an increase in marketing programs, including trade shows and public relations related to product launch activities. Sales and marketing expenses may continue to increase in absolute dollars as Silknet continues to expand its marketing programs and its sales force to support product launches and international expansion.

    Research and Development. Research and development expenses consist primarily of employee-related costs and fees for outside consultants and related costs associated with the development of new products, the enhancement of existing products, quality assurance, testing and documentation. Research and development expenses increased to $6.6 million, or 46.7% of total revenue, for the six-month period ended December 31, 1999 from $2.7 million, or 49.5% of total revenue, for the six-month period ended December 31, 1998. The increase primarily resulted from salaries associated with newly hired development personnel. The number of research and development employees increased to 100 as of December 31, 1999 from 49 as of December 31, 1998 to support the development of new products. Silknet anticipates that research and development expenses will continue to increase in absolute dollars.

    General and Administrative. General and administrative expenses consist primarily of employee salaries and other personnel related costs for executive and financial personnel, as well as legal, accounting, insurance and other professional services fees. General and administrative expenses increased to $4.0 million, or 28.6% of total revenue, for the six-month period ended December 31, 1999 from $1.5 million, or 26.2% of total revenue, for the six-month period ended December 31, 1998. Of this increase, $661,000 was due to one-time costs associated with the acquisition of InSite. Substantially all of the remaining increase was due to salaries associated with newly hired personnel and related costs required to manage Silknet's growth and facilities expansion. The number of general and administrative employees increased to 30 as of December 31, 1999 from 17 as of December 31, 1998. Silknet expects that its general and administrative expenses will increase in absolute dollars as it continues to expand its staffing to support expanded operations and facilities and incur expenses relating to its responsibilities as a public company.

    Interest Income (Expense), Net. Interest income, net of interest expense, increased to $1.4 million or 9.8% of total revenue, for the six-month period ended December 31, 1999 from $179,000, or 3.2% of total revenue, for the six-month period ended December 31, 1998. The increase was due to interest income earned from the investment of net cash proceeds from Silknet's initial public offering in May 1999.

    Provision for Income Taxes. Silknet incurred aggregate operating losses of $28 million from inception through December 31, 1999. Silknet has recorded a valuation allowance for the full amount of its net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

    Net Loss. As a result of the factors discussed above, net loss increased to $7.3 million for the six-month period ended December 31, 1999 from a net loss of $4.4 million for the six-month period ended December 31, 1998.

Years Ended June 30, 1999 and 1998

Revenue

    Silknet's total revenue increased to $14 million, or 276.4%, for the year ended June 30, 1999 from $3.7 million for the year ended June 30, 1998.

    License Revenue. License revenue increased to $10.1 million, or 237.6%, for the year ended June 30, 1999 from $3.0 million for the year ended June 30, 1998. The increase was primarily due to an increase in the number of licenses sold to new customers of Silknet eService, and other new products introduced and shipped during the year ended June 30, 1999. These new products included Silknet eCommerce and Silknet eCommerce Extensions, both released in January 1999, and new versions of Silknet eService and Silknet eBusiness System, which were released in October 1998. Additionally, during the year, revenue increased due to an increase in the average selling prices of software licenses resulting from these broader product offerings.

    Services Revenue. Services revenue increased to $4 million, or 430.7%, for the year ended June 30, 1999 from $750,000 for the year ended June 30, 1998. Of this increase, $1 million was attributable to a consulting services project which was completed in March 1999 and $1 million was related to maintenance contracts sold to Silknet's new customers. The remaining increase was related to additional training and consulting services sold to both new and existing customers. The total number of customers increased to 39 as of June 30, 1999 from 17 as of June 30, 1998.

Cost of Revenue
    Cost of License Revenue. Cost of license revenue increased to $317,000, or 3.2% of license revenue, for the year ended June 30, 1999 from $32,000, or 1.1% of license revenue, for the year ended June 30, 1998. The increase was due to an increase in royalty obligations to third parties whose products are incorporated into our products.

    Cost of Services Revenue. Cost of services revenue increased to $3.4 million, or 86.0% of services revenue, for the year ended June 30, 1999 from $1.4 million, or 180.5% of services revenue, for the year ended June 30, 1998. The dollar increase resulted primarily from an increase in the numbers of services employees to 28 as of June 30, 1999 from 12 as of June 30, 1998, as well as hiring consultants to supplement Silknet's internal workforce. The improvement in services gross margin to 14.0% for the year ended June 30, 1999 from a negative margin of 80.5% for the year ended June 30, 1998 was primarily attributable to the substantial growth in consulting and maintenance revenue from Silknet's increased installed customer base. Silknet realized negative margins on services revenue for several quarters prior to the year ended June 30, 1999 as it invested in the consulting organization.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased to $10.9 million, or 77.8% of total revenue, for the year ended June 30, 1999 from $4.8 million, or 128.8% of total revenue, for the year ended June 30, 1998. The increase was primarily attributable to costs associated with an increase in direct sales, pre-sales support and marketing employees to 47 as of June 30, 1999 from 25 as of June 30, 1998.

    Research and Development. Research and development expenses increased to $7.2 million, or 51.2% of total revenue, for the year ended June 30, 1999 from $2.9 million, or 76.7% of total revenue, for the year ended June 30, 1998. The increase primarily resulted from an increase in the number of research and development employees to 81 as of June 30, 1999 from 37 as of June 30, 1998 to support the development of new products.

    General and Administrative. General and administrative expenses increased to $3.7 million, or 26.3% of total revenue, for the year ended June 30, 1999 from $1.3 million, or 34.9% of total revenue, for the year ended June 30, 1998. Substantially all of the increase was due to salaries associated with an increase in the number of general and administrative employees to 21 as of June 30, 1999 from 11 as of June 30, 1998, and the related costs required to manage Silknet's growth and facilities expansion.

    Interest Income (Expense), Net. Interest income, net of interest expense, increased to $681,000, or 4.9% of total revenue, for the year ended June 30, 1999 from $121,000, or 3.2% of total revenue, for the year ended June 30, 1998. The increase was due to interest income earned from the investment of net cash proceeds from Silknet's initial public offering in May 1999.

    Net Loss. As a result of the factors discussed above, net loss increased to $10.8 million for the year ended June 30, 1999 from a net loss of $6.5 million for the year ended June 30, 1998.

Years Ended June 30, 1998 and 1997

Revenue

    Silknet's total revenue increased to $3.7 million for the year ended June 30, 1998 from $194,000 for the year ended June 30, 1997.

    License Revenue. License revenue increased to $3.0 million for the year ended June 30, 1998 from $75,000 for the year ended June 30, 1997. The increase was primarily due to an increase in the number of licenses sold for Silknet's first product, Silknet eService, which was commercially released in July 1997, and new versions of products introduced and shipped during the year ended June 30, 1998.

    Service Revenue. Services revenue increased to $750,000 for the year ended June 30, 1998 from $119,000 for the year ended June 30, 1997. The increase related primarily due to an increase in maintenance contracts and consulting services sold to Silknet's new customers. The total number of customers increased to 17 as of June 30, 1998 from two as of June 30, 1997.

Cost of Revenue

    Cost of License Revenue. Cost of license revenue increased to $32,000 or 1.1% of license revenue, for the year ended June 30, 1998 from $29,000, or 38.7% of license revenue, for the year ended June 30, 1997. The improvement in license gross margin to 98.9% for the year ended June 30, 1998 from 61.3% for the year ended June 30, 1997 was primarily attributable to increased license revenue.

    Cost of Services Revenue. Cost of services revenue increased to $1.4 million, or 180.5% of services revenue, for the year ended June 30, 1998 from $312,000, or 262.2% of services revenue, for the year ended June 30, 1997. The dollar increase resulted primarily from an increase in the numbers of services employees to 12 as of June 30, 1998 from six as of June 30, 1997, as well as hiring consultants to supplement Silknet's internal workforce. During the years ended June 30, 1998 and 1997 Silknet realized negative margins on services revenue as a result of increasing the number of its services employees.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses increased to $4.8 million, or 128.8% of total revenue, for the year ended June 30, 1998 from $888,000, or 457.7% of total revenue, for the year ended June 30, 1997. The increase was primarily attributable to costs associated with an increase in direct sales, pre-sales support and marketing employees to 25 as of June 30, 1998 from 10 as of June 30, 1997. Approximately $1 million of the remaining increase was related to marketing programs, including trade shows and seminars related to product launch activity during the year ended June 30, 1998.

    Research and Development. Research and development expenses increased to $2.9 million, or 76.7% of total revenue, for the year ended June 30, 1998 from $1 million, or 524.7% of total revenue, for the year ended June 30, 1997. The increase primarily resulted from an increase in the number of research and development employees to 37 as of June 30, 1998 from 14 as of June 30, 1997 to support the development of new products.

    General and Administrative. General and administrative expenses increased to $1.3 million, or 34.9% of total revenue, for the year ended June 30, 1998 from $747,000, or 385.1% of total revenue, for the year ended June 30, 1997. Substantially all of the increase was due to salaries associated with an increase in the number of general and administrative employee to 12 as of June 30, 1998 from seven as of June 30, 1997, and the related costs required to manage Silknet's growth.

    Interest Income (Expense), Net. Interest income, net of interest expense, increased to $121,000, or 3.2% of total revenue, for the year ended June 30, 1998 from a net expense of $59,000, or 30.4% of total revenue, for the year ended June 30, 1997. The increase was primarily due to an increase in Silknet's average cash balances resulting from capital financing activities combined with a decrease in Silknet's debt obligations.

    Net Loss. As a result of the factors discussed above, net loss increased to $6.5 million for the year ended June 30, 1998 from a net loss of $2.9 million for the year ended June 30, 1997.

Quarterly Results of Operations

    The following tables set forth a summary of Silknet's unaudited quarterly operating results for each of the eight quarters in the period ended December 31, 1999. This information has been derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with Silknet's financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                        Quarter Ended
                          -------------------------------------------------------------------------------------
                          Mar. 31,   June 30,   Sept. 30,  Dec. 31,   Mar. 31,   June 30,   Sept. 30,  Dec. 31,
                            1998       1998       1998       1998       1999       1999       1999       1999
                          --------   --------   ---------  --------   --------   --------   ---------  --------
                                                       (In thousands)
Statement of Operations
 Data:
Revenue:
  License...............  $ 1,218    $ 1,250     $ 1,648   $ 2,040    $ 2,785    $ 3,577     $ 4,217   $ 5,152
  Services..............      275        333         621     1,239        874      1,246       1,967     2,712
                          -------    -------     -------   -------    -------    -------     -------   -------
   Total revenue........    1,493      1,583       2,269     3,279      3,659      4,823       6,184     7,864
                          -------    -------     -------   -------    -------    -------     -------   -------
Cost of revenue:
  License...............       13         14          92        91         82         52          70       162
  Services..............      327        453         538       981        749      1,156       1,506     2,032
                          -------    -------     -------   -------    -------    -------     -------   -------
   Total cost of
    revenue.............      340        467         630     1,072        831      1,208       1,576     2,194
                          -------    -------     -------   -------    -------    -------     -------   -------
Gross margin............    1,153      1,116       1,639     2,207      2,828      3,615       4,608     5,670
                          -------    -------     -------   -------    -------    -------     -------   -------
Operating expenses:
  Sales and marketing...    1,209      1,779       1,895     2,343      2,877      3,806       3,913     4,469
  Research and
   development..........      759        973       1,249     1,499      1,728      2,710       3,111     3,452
  General and
   administrative.......      332        412         693       760        935      1,295       1,770     2,249
                          -------    -------     -------   -------    -------    -------     -------   -------
   Total operating
    expenses............    2,300      3,164       3,837     4,602      5,540      7,811       8,794    10,170
                          -------    -------     -------   -------    -------    -------     -------   -------
Operating loss..........   (1,147)    (2,048)     (2,198)   (2,395)    (2,712)    (4,196)     (4,186)   (4,500)
Interest income, net....      --          59         106        73         84        418         647       732
                          -------    -------     -------   -------    -------    -------     -------   -------
Net loss................  $(1,147)   $(1,989)    $(2,092)  $(2,322)   $(2,628)   $(3,778)    $(3,539)  $(3,768)
                          =======    =======     =======   =======    =======    =======     =======   =======
As a Percentage of Total
 Revenue:
Revenue:
  License...............     81.6 %     79.0 %      72.6 %    62.2 %     76.1 %     74.2 %      68.2 %    65.5 %
  Services..............     18.4       21.0        27.4      37.8       23.9       25.8        31.8      34.5
                          -------    -------     -------   -------    -------    -------     -------   -------
   Total revenue........    100.0      100.0       100.0     100.0      100.0      100.0       100.0     100.0
                          -------    -------     -------   -------    -------    -------     -------   -------
Cost of revenue:
  License...............      0.9        0.9         4.1       2.8        2.2        1.0         1.1       2.1
  Services..............     21.9       28.6        23.7      29.9       20.5       24.0        24.4      25.8
                          -------    -------     -------   -------    -------    -------     -------   -------
   Total cost of
    revenue.............     22.8       29.5        27.8      32.7       22.7       25.0        25.5      27.9
                          -------    -------     -------   -------    -------    -------     -------   -------
Gross margin............     77.2       70.5        72.2      67.3       77.3       75.0        74.5      72.1
                          -------    -------     -------   -------    -------    -------     -------   -------
Operating expenses:
  Sales and marketing...     81.0      112.4        83.5      71.4       78.6       78.9        63.3      56.8
  Research and
   development..........     50.8       61.5        55.0      45.7       47.2       56.2        50.3      43.9
  General and
   administrative.......     22.2       26.0        30.6      23.2       25.6       26.9        28.6      28.6
                          -------    -------     -------   -------    -------    -------     -------   -------
   Total operating
    expenses............    154.0      199.9       169.1     140.3      151.4      162.0       142.2     129.3
                          -------    -------     -------   -------    -------    -------     -------   -------
Operating loss..........    (76.8)    (129.4)      (96.9)    (73.0)     (74.1)     (87.0)      (67.7)    (57.2)
Interest income, net....       --        3.8         4.7       2.2        2.3        8.7        10.5       9.3
                          -------    -------     -------   -------    -------    -------     -------   -------
Net loss................    (76.8)%   (125.6)%     (92.2)%   (70.8)%    (71.8)%    (78.3)%     (57.2)%   (47.9)%
                          =======    =======     =======   =======    =======    =======     =======   =======

    Silknet has experienced significant fluctuations in revenues, expenses and results of operations from quarter to quarter, and such fluctuations are likely to continue. A significant portion of Silknet's revenue has been generated from a limited number of customers and it is difficult to predict the timing of future orders and shipment to these and other customers. Silknet anticipates that its results of operations in any given period will continue to depend to a significant extent upon sales to a small number of customers.

    Silknet has also experienced significant variations in its quarterly gross margins. These fluctuations were caused by several factors. Silknet's gross margins for license revenue have varied due to the volume of revenue, the timing of recognition and the nature of related royalty arrangements. Silknet's gross margins for services revenue have varied due to the volume of services revenue, which is related to the changes in the installed customer base, and the timing and number of additions in professional services personnel and compensation and related costs.

    Silknet's expenditures for research and development have varied from quarter to quarter primarily as a result of the timing and number of additions of personnel and related compensation costs. Silknet's sales and marketing and general and administrative expenses have generally increased on a quarterly basis primarily as a result of the timing and number of additions in personnel and compensation and related costs and the timing, number and significance of specific marketing and sales activities, such as trade shows and other promotional activities.

    In addition, a variety of factors, many of which are outside of Silknet's control, may affect Silknet's quarterly operating results. These factors include:

  . the evolution of the market for interactive Web-based electronic business solutions;

  . market acceptance of Silknet's products;

  . Silknet's success and timing in developing and introducing new products and enhancements to existing products;

  . market acceptance of products developed by competitors;

  . changes in pricing policies by Silknet or its competitors;

  . length of sales cycle;

  . changes in customer buying patterns;

  . market entry by new competitors;

  . general economic conditions; and

  . economic conditions specific to Internet-related industries.

    Silknet's limited operating history and the undeveloped nature of the market for interactive, Web-based electronic business solutions make predicting future revenue difficult. Silknet's expense levels are based, in part, on its expectations regarding future revenue increases, and to a large extent such expenses are fixed, particularly in the short term. There can be no assurance that Silknet's expectations regarding future revenue are accurate. Moreover, Silknet may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to its expectations would likely cause significant declines in its net income for that period.

    Due to the foregoing factors, Silknet's operating results are difficult to forecast. Silknet believes that period-to-period comparisons of its historical operating results should not be relied upon as an indication of future performance. Also, Silknet's operating results may fall below its expectations or the expectations of securities analysts or investors in some future quarter. In such event, the market price of Silknet's common stock would likely be materially adversely affected.

Liquidity and Capital Resources

    In May 1999, Silknet sold 3,450,000 shares of its common stock through an initial public offering. Net proceeds from the offering were approximately $46.8 million after deducting underwriting discounts and commissions and offering expenses. Prior to Silknet's initial public offering, Silknet had funded operations primarily through net cash proceeds from private placements of preferred stock totaling $26.8 million. As of December 31, 1999, Silknet had cash and cash equivalents totaling $48.2 million.

    Cash used for operating activities for the six-month period ended December 31, 1999 was $6.3 million, primarily due to a net loss of $7.3 million and an increase in accounts receivable, partially offset by increases in accrued expenses and deferred revenue. Cash used for operating activities for the year ended June 30, 1999 was $6.9 million, primarily due to a net loss of $10.8 million and an increase in accounts receivable, partially offset by increases in accounts payable, accrued expenses and deferred revenue.

    Cash used for investing activities for the six-month period ended December 31, 1999 was $3.6 million, primarily due to purchases of equipment totaling $2.1 million, consisting largely of computer servers, workstations and networking equipment, and a $1.5 million investment in Safe Harbor, Inc., an unrelated private company. Cash used for investing activities for the year ended June 30, 1999 was $2.0 million due primarily to purchases of equipment, consisting largely of computer servers, workstations and networking equipment.

    Cash provided by financing activities for the six-month period ended December 31, 1999 was $623,000, primarily due to proceeds from the exercise of options to purchase Silknet common stock, partially offset by payments on a note payable under an equipment loan line and on notes payable to investors. Cash provided by financing activities for the year ended June 30, 1999 was $55.8 million, primarily due to the net proceeds from Silknet's initial public offering totaling $46.8 million and the issuance of preferred stock prior to Silknet's initial public offering, for net proceeds totaling $8.8 million.

    As of December 31, 1999 and June 30, 1999, Silknet's primary financial commitments consisted of obligations outstanding under operating leases, notes payable under the equipment loan line, and notes payable to investors of $156,000 and $359,000, respectively. Notes payable to investors were paid off in full during the quarter ended December 31, 1999.

    In March 1999, Silknet entered into a new bank line of credit which allows Silknet to borrow up to $3.0 million for working capital purposes and for the issuance of letters of credit. The line of credit expires in March 2000 and Silknet expects to renew the line on similar terms and conditions. Amounts available under the line of credit are a function of eligible accounts receivable and bear interest at the bank's prime rate plus 0.5%. As of December 31, 1999, $3.0 million was available for borrowing and the bank's prime rate was 8.50%.

    As of June 30, 1999, Silknet had net operating loss carryforwards of approximately $18.6 million available for federal, state and foreign purposes to reduce future taxable income expiring on various dates beginning in 2012. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income.

    Since Silknet's inception, Silknet has significantly increased its operating expenses. Silknet anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses and capital expenditures will constitute a material use of its cash resources. In addition, Silknet may utilize cash resources to fund acquisitions or investments in businesses, technologies, products or services that are complementary to its business. Silknet believes that funds currently available will be sufficient to meet its anticipated cash requirements for working capital and capital expenditures for at least twelve months.

Year 2000 Readiness Disclosure

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems needed to be upgraded or replaced in order to comply with these Year 2000 requirements. The use of software and computer systems that are not Year 2000 ready could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    The purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to make their current systems Year 2000 ready. These expenditures may result in reduced funds available for purchases of interactive, Web-based electronic business solutions, which could have a material adverse effect on our business, operating results and financial condition. Year 2000 complications may disrupt the operations, viability or commercial acceptance of the Internet, which also could have a material adverse impact on our business, operating results and financial condition.

    Silknet has experienced no material adverse effect on its products, including any problems with third-party software and hardware incorporated into its products or which interface with its products due to the transition to Year 2000. Nevertheless, there can be no assurances that Silknet will not experience problems resulting from any of the foregoing which could have a material adverse impact on its business, operating results and financial condition.

    To date, Silknet has not incurred significant incremental costs in order to comply with Year 2000 requirements for its products or internal systems, and Silknet does not believe it will incur significant incremental costs in the foreseeable future. Silknet's Year 2000 contingency plans, identifying mission critical functions for its internal systems, for unanticipated Year 2000 issues were in effect prior to the end of calendar 1999.

    In October 1999, Silknet acquired InSite Marketing Technology, Inc. Silknet is continuing the process of assessing systems and products related to this acquisition. To date, products and processes related to the acquisition have not experienced a material impact from the transition from 1999 to 2000. There can be no assurance that Year 2000 issues will not be discovered in products, or any third-party software included therein, or internal software systems or in the third-party software or computer hardware related to this acquisition. If such issues are discovered, there can be no assurance that such products, software or hardware may be made Year 2000 ready or that the costs of making such products and systems Year 2000 ready will not have a material adverse effect on Silknet's business, operating results and financial condition.

Recently Issued Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Silknet does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

                                    EXPERTS

    The consolidated financial statements of Kana as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 have been included in this registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this registration statement, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Silknet Software, Inc. and its subsidiaries as of June 30, 1998 and 1999 and for each of the three years in the period ended June 30, 1999, all of which are included in this registration statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the shares of Kana common stock offered by this joint proxy statement/prospectus and the federal income tax consequences in connection with the merger will be passed upon for Kana by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Attorneys of the firm Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 36,240 shares of Kana's common stock. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for Silknet by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                      WHERE YOU CAN FIND MORE INFORMATION

    Kana and Silknet file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Stockholders may read and copy any reports, statements or other information filed by Kana or Silknet at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Kana's and Silknet's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

    Kana has filed a registration statement with the Commission to register the Kana common stock to be issued to Silknet stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a proxy statement and prospectus of Kana in addition to being a proxy statement of Silknet for use at its special meeting.

    Kana has supplied all information contained in this joint proxy statement/prospectus relating to Kana, and Silknet has supplied all information contained in this joint proxy statement/prospectus relating to Silknet. Neither Kana nor Silknet warrants the accuracy or completeness of information relating to the other.

    Stockholders can obtain any of the reports referenced above through Kana, Silknet or the Commission. Documents are available from Kana or Silknet without charge, excluding all exhibits. Stockholders may obtain such documents by requesting them orally or in writing to the following addresses or by telephone:

   Kana Communications, Inc.                          Silknet Software, Inc.
   Investor Relations                                 Investor Relations
   740 Bay Road                                       50 Phillippe Cote Street
   Redwood City, CA 94063                             Manchester, NH 03101
   (650) 298-9282                                     (603) 625-0070

    If you would like to request documents, please do so as soon as possible.

    Kana stockholders should rely only on the information contained in this joint proxy statement/prospectus to vote on the issuance of Kana common stock as contemplated by the merger agreement. Silknet stockholders should rely only on the information contained in this joint proxy statement/prospectus to vote on the merger agreement. Neither Kana nor Silknet has authorized anyone to provide information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated
             , 2000. Stockholders should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Kana common stock in the merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS--KANA COMMUNICATIONS, INC.

Independent Auditors Report................................................. F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations and Comprehensive Loss................ F-4
Consolidated Statements of Stockholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-8

INDEX TO FINANCIAL STATEMENTS--SILKNET SOFTWARE, INC.

Report of Independent Accountants........................................ F-22
Consolidated Balance Sheets.............................................. F-23
Consolidated Statements of Operations.................................... F-24
Consolidated Statements of Convertible Preferred Stock and Stockholders'
 Equity (Deficit)........................................................ F-25
Consolidated Statements of Cash Flows.................................... F-27
Notes to Consolidated Financial Statements............................... F-28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Kana Communications, Inc.

    We have audited the accompanying consolidated balance sheets of Kana Communications, Inc. and subsidiary (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kana Communications, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Mountain View, California
January 20, 2000, except as to Note 8,
 which is as of February 11, 2000

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (In thousands, except share data)

                                                              December 31,
                                                           -------------------
                                                             1998      1999
                                                           --------  ---------
                          Assets
Current assets:
  Cash and cash equivalents............................... $ 13,875  $  18,695
  Short-term investments..................................      160     36,167
  Accounts receivable, less allowance for doubtful
   accounts of $110 in 1998 and $366 in 1999..............      847      4,655
  Prepaid expenses and other current assets...............      150      2,036
                                                           --------  ---------
    Total current assets..................................   15,032     61,553
Property and equipment, net...............................    1,473      8,360
Other assets..............................................      371        316
                                                           --------  ---------
    Total assets.......................................... $ 16,876  $  70,229
                                                           ========  =========
           Liabilities and Stockholders' Equity
Current liabilities:
  Current portion of notes payable........................ $  1,071  $   4,224
  Accounts payable........................................      698      2,766
  Accrued commissions.....................................      143      1,984
  Accrued payroll.........................................      280      1,639
  Other accrued liabilities...............................      445      1,303
  Accrued acquisition related costs.......................      --       3,148
  Deferred revenue........................................      562      6,253
                                                           --------  ---------
    Total current liabilities.............................    3,199     21,317
Notes payable, less current portion.......................      726        412
                                                           --------  ---------
    Total liabilities.....................................    3,925     21,729
                                                           --------  ---------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, $0.001 par value;
   50,000,000 and 5,000,000 shares authorized; 12,512,641
   and no shares issued and outstanding...................       13        --
  Common stock, $0.001 par value; 60,000,000 and
   100,000,000 shares authorized; 19,274,516 and
   60,766,650 shares issued and outstanding...............       19         61
  Additional paid-in capital..............................   29,246    202,473
  Deferred stock-based compensation.......................   (2,284)   (14,962)
  Notes receivable from stockholders......................     (164)    (6,380)
  Accumulated other comprehensive losses..................       (5)       (75)
  Accumulated deficit.....................................  (13,874)  (132,617)
                                                           --------  ---------
    Total stockholders' equity............................   12,951     48,500
                                                           --------  ---------
    Total liabilities and stockholders' equity............ $ 16,876  $  70,229
                                                           ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                     (In thousands, except per share data)

                                                   Years Ended December 31,
                                                  ----------------------------
                                                   1997      1998      1999
                                                  -------  --------  ---------
Revenue:
  License........................................ $   --   $  2,014  $  10,536
  Service........................................     617       333      3,528
                                                  -------  --------  ---------
    Total revenue................................     617     2,347     14,064
                                                  -------  --------  ---------
Cost of revenue:
  License........................................     --         54        271
  Service, excluding amortization of stock-based
   compensation of $13, $143 and $19,752.........     253       666      6,610
                                                  -------  --------  ---------
    Total cost of revenue........................     253       720      6,881
                                                  -------  --------  ---------
    Gross profit.................................     364     1,627      7,183
                                                  -------  --------  ---------
Operating expenses:
  Sales and marketing, excluding amortization of
   stock-based compensation of $52, $564 and
   $34,000.......................................     512     5,504     21,199
  Research and development, excluding
   amortization of stock-based compensation of
   $31, $438 and $19,864.........................     971     5,669     12,854
  General and administrative, excluding
   amortization of stock-based compensation of
   $17, $311 and $6,860..........................     378     1,826      5,018
  Amortization of stock-based compensation.......     113     1,456     80,476
  Acquisition related costs......................     --        --       5,635
                                                  -------  --------  ---------
    Total operating expenses.....................   1,974    14,455    125,182
                                                  -------  --------  ---------
Operating loss...................................  (1,610)  (12,828)  (117,999)
Other income (expense), net......................      57       227       (744)
                                                  -------  --------  ---------
    Net loss.....................................  (1,553)  (12,601)  (118,743)
                                                  -------  --------  ---------
Other comprehensive loss:
  Net unrealized gain on available for sale
   securities....................................     --        --          26
  Foreign currency translation adjustments.......     --         (5)       (96)
                                                  -------  --------  ---------
    Total other comprehensive loss...............     --         (5)       (70)
                                                  -------  --------  ---------
    Comprehensive loss........................... $(1,553) $(12,606) $(118,813)
                                                  =======  ========  =========
Basic and diluted net loss per share............. $ (0.37) $  (2.01) $   (4.61)
                                                  =======  ========  =========
Shares used in computing basic and diluted net
 loss per share amounts..........................   4,152     6,258     25,772
                                                  =======  ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                  KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (In thousands, except share data)

                     Convertible                                                  Notes      Accumulated
                   Preferred Stock    Common Stock     Additional   Deferred    Receivable      Other
                  ----------------- ------------------  Paid-in   Stock-based      From     Comprehensive Accumulated
                    Shares   Amount   Shares    Amount  Capital   Compensation Stockholders    Losses       Deficit
                  ---------- ------ ----------  ------ ---------- ------------ ------------ ------------- -----------
Balances,
January 1,
1997............         --  $ --      106,742  $ --     $  --       $  --        $ --          $ --        $   280
Issuance of
common stock to
Kana and
netDialog
founders........         --    --    6,931,916      7        (6)        --          --            --            --
Issuance of
common stock
upon exercise of
stock options...         --    --      106,666    --        --          --          --            --            --
Repurchase of
founders' common
stock, net......         --    --     (833,332)   --        --          --          --            --            --
Issuance of
Series A and B
convertible
preferred stock,
net.............   8,917,855     9         --     --      4,764         --          --            --            --
Issuance of
common stock of
pooled company..         --    --      173,232    --      2,070         --          --            --            --
Issuance of
shares of common
stock in
exchange for
services........         --    --        1,334    --          7         --          --            --            --
Deferred stock-
based
compensation....         --    --          --     --        890        (890)        --            --            --
Amortization of
deferred stock-
based
compensation....         --    --          --     --        --          106         --            --            --
Net loss........         --    --          --     --        --          --          --            --         (1,553)
                  ---------- -----  ----------  -----    ------      ------       -----         -----       -------
Balances,
December 31,
1997............   8,917,855     9   6,486,558      7     7,725        (784)        --            --         (1,273)
Issuance of
common stock to
Connectify and
BEI founders....         --    --    3,954,940      4        61         --          --            --            --
Issuance of
stock upon
exercise of
stock options
and warrants,
net of
repurchases.....      68,139   --    5,314,624      5       174         --         (164)          --            --
Issuance of
common stock of
pooled
companies.......         --    --    3,442,704      3     6,573         --          --            --            --
Issuance of
Series B and C
convertible
preferred stock,
net.............   3,526,647     4         --     --     11,624         --          --            --            --
Issuance of
common stock and
warrants in
exchange for
services and
intellectual
property........         --    --       75,690    --        133         --          --            --            --
Deferred stock-
based
compensation....         --    --          --     --      2,956      (2,956)        --            --            --
Amortization of
deferred stock-
based
compensation....         --    --          --     --        --        1,456         --            --            --
Other
comprehensive
loss............         --    --          --     --        --          --          --             (5)          --
Net loss........         --    --          --     --        --          --          --            --        (12,601)
                  ---------- -----  ----------  -----    ------      ------       -----         -----       -------
Balances,
December 31,
1998............  12,512,641    13  19,274,516     19    29,246      (2,284)       (164)           (5)      (13,874)
                      Total
                  Stockholders'
                     Equity
                  -------------
Balances,
January 1,
1997............     $   280
Issuance of
common stock to
Kana and
netDialog
founders........           1
Issuance of
common stock
upon exercise of
stock options...         --
Repurchase of
founders' common
stock, net......         --
Issuance of
Series A and B
convertible
preferred stock,
net.............       4,773
Issuance of
common stock of
pooled company..       2,070
Issuance of
shares of common
stock in
exchange for
services........           7
Deferred stock-
based
compensation....         --
Amortization of
deferred stock-
based
compensation....         106
Net loss........       (1,553)
                  -------------
Balances,
December 31,
1997............       5,684
Issuance of
common stock to
Connectify and
BEI founders....          65
Issuance of
stock upon
exercise of
stock options
and warrants,
net of
repurchases.....          15
Issuance of
common stock of
pooled
companies.......       6,576
Issuance of
Series B and C
convertible
preferred stock,
net.............      11,628
Issuance of
common stock and
warrants in
exchange for
services and
intellectual
property........         133
Deferred stock-
based
compensation....         --
Amortization of
deferred stock-
based
compensation....       1,456
Other
comprehensive
loss............          (5)
Net loss........     (12,601)
                  -------------
Balances,
December 31,
1998............      12,951

                  KANA COMMUNICATIONS, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY--(Continued)
                       (In thousands, except share data)

                     Convertible                                                    Notes      Accumulated
                   Preferred Stock       Common Stock    Additional   Deferred    Receivable      Other
                  -------------------  -----------------  Paid-in   Stock-based      From     Comprehensive Accumulated
                    Shares     Amount    Shares   Amount  Capital   Compensation Stockholders    Losses       Deficit
                  -----------  ------  ---------- ------ ---------- ------------ ------------ ------------- -----------
Issuance of
common stock
upon exercise of
stock options
and warrants,
net of
repurchases.....          --     --     5,749,356    6       6,393         --       (6,544)        --              --
Issuance of
Series D
convertible
preferred
stock...........      838,466    --           --   --       10,169         --          --          --              --
Conversion of
convertible
preferred stock
to common
stock...........  (13,351,107)   (13)  26,702,214   27         (14)        --          --          --              --
Issuance of
common stock of
pooled
companies.......          --     --       964,964    1       5,790         --          --          --              --
Issuance of
common stock in
exchange for
services........          --     --         5,306  --           60         --          --          --              --
Issuance of
common stock in
conjunction with
initial public
offering, net...          --     --     7,590,000    8      51,058         --          --          --              --
Conversion of
debt, accrued
interest, and
warrants to
common stock....          --     --       480,294  --        5,058         --          --          --              --
Payments on
notes receivable
from
stockholders....          --     --           --   --          --          --          501         --              --
Interest
receivable from
notes receivable
from
stockholders....          --     --           --   --          --          --         (173)        --              --
Interest expense
from warrants
issued in
connection with
bridge loans....          --     --           --   --        1,559         --          --          --              --
Deferred stock-
based
compensation....          --     --           --   --       93,154     (93,154)        --          --              --
Amortization of
deferred stock-
based
compensation....          --     --           --   --          --       80,476         --          --              --
Other
comprehensive
loss............          --     --           --   --          --          --          --          (70)            --
Net loss........          --     --           --   --          --          --          --          --         (118,743)
                  -----------  -----   ----------  ---    --------    --------     -------        ----       ---------
Balances,
December 31,
1999............          --   $ --    60,766,650  $61    $202,473    $(14,962)    $(6,380)       $(75)      $(132,617)
                  ===========  =====   ==========  ===    ========    ========     =======        ====       =========
                      Total
                  Stockholders'
                     Equity
                  -------------
Issuance of
common stock
upon exercise of
stock options
and warrants,
net of
repurchases.....        (145)
Issuance of
Series D
convertible
preferred
stock...........      10,169
Conversion of
convertible
preferred stock
to common
stock...........         --
Issuance of
common stock of
pooled
companies.......       5,791
Issuance of
common stock in
exchange for
services........          60
Issuance of
common stock in
conjunction with
initial public
offering, net...      51,066
Conversion of
debt, accrued
interest, and
warrants to
common stock....       5,058
Payments on
notes receivable
from
stockholders....         501
Interest
receivable from
notes receivable
from
stockholders....        (173)
Interest expense
from warrants
issued in
connection with
bridge loans....       1,559
Deferred stock-
based
compensation....         --
Amortization of
deferred stock-
based
compensation....      80,476
Other
comprehensive
loss............         (70)
Net loss........    (118,743)
                  -------------
Balances,
December 31,
1999............    $ 48,500
                  =============

  The accompanying notes are an integral part of these consolidated financial statements.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                    Years Ended December 31,
                                                   ----------------------------
                                                    1997      1998      1999
                                                   -------  --------  ---------
Cash flows from operating activities:
 Net loss........................................  $(1,553) $(12,601) $(118,743)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization..................       45       328      1,531
  Amortization of stock-based compensation and
   other stock-based items.......................      113     1,589     80,536
  Interest expense from warrants issued in
   connection with bridge loans..................      --        --       1,559
  Conversion of accrued interest to common
   stock.........................................      --        --         258
  Interest on stockholders' notes receivable.....      --        --        (173)
  Changes in operating assets and liabilities:
   Accounts receivable...........................      (15)     (690)    (3,807)
   Prepaid expenses and other assets.............      (50)     (469)    (1,831)
   Accounts payable and accrued liabilities......      379     1,177      9,274
   Deferred revenue..............................      --        562      5,691
                                                   -------  --------  ---------
   Net cash used in operating activities.........   (1,081)  (10,104)   (25,705)
                                                   -------  --------  ---------
Cash flows from investing activities:
 (Purchases) sales of short-term investments,
  net............................................     (210)       50    (35,981)
 Purchases of property and equipment.............     (371)   (1,446)    (8,418)
                                                   -------  --------  ---------
   Net cash used in investing activities.........     (581)   (1,396)   (44,399)
                                                   -------  --------  ---------
Cash flows from financing activities:
 Proceeds from notes payable and convertible
  notes payable..................................      256     1,834      9,790
 Payments on notes payable.......................      --       (122)    (2,151)
 Net proceeds from issuance of convertible
  preferred stock................................    4,603    11,628     10,169
 Net proceeds from issuance of common stock and
  warrants.......................................    2,070     6,656      5,645
 Net proceeds from initial public offering.......      --        --      51,066
 Payments on stockholders' notes receivable......      --        --         501
                                                   -------  --------  ---------
   Net cash provided by financing activities.....    6,929    19,996     75,020
                                                   -------  --------  ---------
Effect of exchange rate changes on cash and cash
 equivalents.....................................      --         (5)       (96)
                                                   -------  --------  ---------
Net change in cash and cash equivalents..........    5,267     8,491      4,820
Cash and cash equivalents at beginning of year...      117     5,384     13,875
                                                   -------  --------  ---------
Cash and cash equivalents at end of year.........  $ 5,384  $ 13,875  $  18,695
                                                   =======  ========  =========
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest..........  $     3  $     36  $     131
                                                   =======  ========  =========
 Noncash investing and financial activities:
  Issuance of Series A convertible preferred
   stock upon conversion of stockholder loan.....  $   170  $    --   $     --
                                                   =======  ========  =========
  Issuance of common stock upon conversion of
   convertible note payable......................  $   --   $    300  $   4,800
                                                   =======  ========  =========
  Issuance of common stock in exchange for notes
   receivable from stockholders..................  $   --   $    155  $   6,544
                                                   =======  ========  =========
  Grant of options to purchase common stock with
   an exercise price below fair value............  $   890  $  2,273  $  93,154
                                                   =======  ========  =========


  The accompanying notes are an integral part of these consolidated financial statements.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1999

1. Description of Business and Summary of Significant Accounting Policies

    (a) Description of Business

    Kana Communications, Inc. and subsidiaries (the Company or Kana) develop, market and support customer communications software products and services for e-Businesses. The Company sells its products primarily in the United States and, to a lesser extent, in Europe primarily through its direct sales force.

    (b) Principles of Consolidation

    The consolidated financial statements include the financial statements of Kana Communications, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (d) Foreign Currency Translation

    The functional currency for the Company's international subsidiary is the local currency of the country in which it operates. Assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues, expenses, gains, and losses are translated at the average exchange rates prevailing during the year. Any translation adjustments are included in other comprehensive loss.

    (e) Cash Equivalents and Short-Term Investments

    The Company considers all highly liquid investments with an original maturity or reset date of three months or less to be cash equivalents. The Company has classified its cash equivalents and short-term investments as "available for sale." These items are carried at fair value, based on the quoted market prices, and unrealized gains and losses, are reported as a separate component of accumulated other comprehensive losses in stockholders' equity. All short term investments mature in less than one year. To date, realized gains or losses have not been material.

    (f) Property and Equipment

    Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the lesser of the related lease term or the life of the improvement.

    The Company evaluates long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts exceed the fair values of the assets. Assets to be disposed of are reported at the lower of carrying values or fair values, less costs of disposal.

    (g) Concentration of Credit Risk

    Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company maintains cash and cash equivalents with two domestic financial institutions. From time to time, the Company's cash balances with its financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

    The Company's customers are currently concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses have been immaterial.

    (h) Revenue Recognition

    The Company recognizes revenue in accordance with Statement of Position
(SOP) 97-2, Software Revenue Recognition. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. If evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time as evidence of fair value does exist or until all elements of the arrangement are delivered.

    License revenue is recognized when there is persuasive evidence of an arrangement and delivery to the customer has occurred, provided the arrangement does not require significant customization of the software, the fee is fixed and determinable, and collectibility is considered probable. Maintenance contracts generally call for the Company to provide technical support and software updates and upgrades to customers. Revenue from maintenance contracts is recognized ratably over the term of the maintenance contract, on a straight-line basis. Other service revenue, consisting primarily of consulting and implementation, is generally recognized at the time the service is performed.

    (i) Software Development Costs

    Software development costs are expensed as incurred until technological feasibility of the underlying software product is achieved. After technological feasibility is established, software development costs are capitalized. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenue to total projected product revenue, whichever is greater. To date, technological feasibility and general availability of such software have occurred simultaneously and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999


    The Company accounts for the costs of computer software developed or obtained for internal use in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which was effective for fiscal years beginning after December 15, 1998. This statement requires that certain costs incurred during a software development project be capitalized. These costs generally include external direct costs of materials and services consumed in the project, and internal costs such as payroll and benefits of those employees directly associated with the development of the software. During 1999, the Company did not capitalize any internal costs as such costs qualifying for capitalization have been insignificant. External direct costs of purchased internal use software have been capitalized and included in fixed assets.

    (j) Income Taxes

    The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not.

    (k) Stock-Based Compensation

    The Company accounts for its stock-based compensation arrangements with employees using the intrinsic-value method. Deferred stock-based compensation is recorded on the date of grant when the deemed fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for the shares of common stock. Nonemployee options are accounted for under Statement of Financial Accounting Standards (SFAS) No. 123.

    Deferred stock-based compensation resulting from employee and nonemployee option grants is amortized on an accelerated basis over the vesting period of the individual options, generally four years, in accordance with Financial Accounting Standards Board Interpretation No. 28.

    (l) Comprehensive Loss

    Other comprehensive loss recorded by the Company for the years ended December 31, 1998 and 1999 was attributable to foreign currency translation adjustments for the Company's U.K. subsidiary and unrealized gain from investments. Tax effects and reclassification adjustments of comprehensive loss are not material.

    (m) Net Loss Per Share

    Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock, excluding common stock subject to repurchase. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares from options and warrants to purchase common stock and common stock subject to repurchase using the treasury stock method, and from convertible securities using the as-if converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

    Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares:

                                                  Years Ended December 31,
                                              --------------------------------
                                                 1997       1998       1999
                                              ---------- ---------- ----------
Stock options and warrants...................  3,576,632    824,630  3,771,116
Common stock subject to repurchase...........  5,189,824  8,926,146  9,101,206
Convertible preferred stock (as if converted
 basis)...................................... 17,835,710 25,025,282        --
                                              ---------- ---------- ----------
                                              26,602,166 34,776,058 12,872,322
                                              ========== ========== ==========

    (n) Segment Reporting

    The Company is organized in a single operating segment for purposes of making operating decisions and assessing performance. The chief executive officer, the chief operating decision maker, evaluates performance, makes operating decisions, and allocates resources based on financial data consistent with the presentation in the accompanying consolidated financial statements.

    The Company's revenues derived from sources outside of the United States, primarily in the United Kingdom, for the year ended December 31, 1999 were approximately $1,385,000. Prior to 1999, the Company's revenues have been earned primarily from customers in the United States. In addition, all significant operations and assets are based in the United States. No customer accounted for more than 10% of revenues for the years ended December 31, 1997, 1998 and 1999.

    (o) Recent Accounting Pronouncements

    In June 1998, the FASB issued Statement of Financial Accounting Standard
(SFAS) No. 133, Accounting for Derivative and Hedging Activities. This standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The type and use of the derivative, and whether it qualifies for hedge accounting, will determine the treatment of gains or losses resulting from changes in the derivative. The Company believes the adoption of SFAS No. 133 will not have a material effect on its results of operations, financial position, or cash flows. The statement will be effective for the Company beginning January 1, 2001.

    In December 1998, the American Institute of Certified Public Accountants issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require the entity to recognize revenue for multiple element arrangements by means of the "residual method" when: 1) there is vendor-specific evidence of the fair values of all of the undelivered elements; 2) vendor-specific evidence of fair value does not exist for one or more of the delivered elements; and 3) the revenue recognition criteria of SOP 97-2 are satisfied. SOP 98-9 will be effective beginning January 1, 2000. The Company believes the adoption of SOP 98-9 will not have a material effect on its results of operations, financial position or cash flows.

2. Business Combinations

    On August 13, 1999, the Company issued 6,982,542 shares of its common stock to the shareholders of Connectify in exchange for all of the outstanding capital stock of Connectify. Prior to the consummation of the merger, 5,095,819 shares of the outstanding Kana preferred stock were converted to 10,191,638 shares of Kana common stock. As a result of the conversion, the Company created a controlling class of common stock.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

    On December 3, 1999, in connection with the acquisition of Business Evolution, Inc. ("BEI"), 1,935,206 shares of Kana common stock were issued or reserved for issuance for all outstanding shares, warrants and options of BEI. Pursuant to the terms of the merger, BEI's convertible preferred stock with a book value of $4,976,000 converted into 474,332 shares of Kana common stock. On the same date, in connection with the acquisition of netDialog, Inc. ("netDialog"), 1,244,062 shares of Kana common stock were issued or reserved for issuance for all outstanding shares, warrants, convertible notes and options of netDialog. Pursuant to the terms of the merger, netDialog's redeemable preferred stock with a book value of $4,995,000 and convertible debt with a book value of $4,800,000 converted into 773,942 shares of Kana's common stock at the closing of the merger.

    The mergers have been accounted for as poolings of interests, and, accordingly, the Company's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position, and cash flows of the acquired companies. No significant adjustments were required to conform the accounting policies of the Company and the acquired companies.

    In connection with the merger with Connectify, Kana recorded a charge for merger integration costs of $1.2 million consisting primarily of transaction fees for attorneys and accountants of approximately $390,000 and employee severance benefits and facility related costs of $780,000. As of December 31, 1999, Kana had $30,000 remaining in accrued acquisition related costs, which Kana expects to pay by the first quarter of fiscal 2000.

    In connection with the mergers with BEI and netDialog, the Company recorded a nonrecurring charge for merger integration costs of $4.5 million, consisting primarily of transaction fees for attorneys and, accountants of approximately $1.5 million, merger-related advertising and announcements of $1.7 million incurred by December 31, 1999, charges for the elimination of duplicate facilities of approximately $840,000 and severance costs and certain other related costs of approximately $433,000. As of December 31, 1999, Kana had $3,118,000 remaining in accrued acquisition related costs, which Kana expects to pay during fiscal 2000.

    Certain results of operations data for the separate companies and the combined amounts presented in the consolidated financial statements were as follows (in thousands):

                                                       Years Ended
                                                        December    Nine Months
                                                           31,         Ended
                                                       ----------- September 30,
                                                       1997  1998      1999
                                                       ---- ------ -------------
                                                                    (Unaudited)
                                                                    -----------
Revenues:
  Kana................................................ $--  $2,049    $7,174
  Connectify(1).......................................  --     --        --
  BEI.................................................  617    298       361
  netDialog...........................................  --     --         72
                                                       ---- ------    ------
                                                       $617 $2,347    $7,607
                                                       ==== ======    ======

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

                                                  Years Ended       Nine Months
                                                 December 31,          Ended
                                               ------------------  September 30,
                                                 1997      1998        1999
                                               --------  --------  -------------
                                                                    (Unaudited)
                                                                   -------------
Net Loss:
  Kana........................................ $ (1,383) $ (6,337)   $(16,828)
  Connectify(1)...............................      --     (1,041)     (2,627)
  BEI.........................................       93    (1,360)     (2,404)
  netDialog...................................     (262)   (3,863)     (6,288)
                                               --------  --------    --------
                                               $(1,553)  $(12,601)   $(28,147)
                                               ========  ========    ========

    (1) Connectify figures included in the nine months ended 1999 are stated for the six months ended June 30, 1999.

    The following table presents results for the combined entities for the month ended January 31, 2000 (in thousands, except per share amounts):

                                                                     MONTH ENDED
                                                                     January 31,
                                                                        2000
                                                                     -----------
                                                                     (unaudited)
                                                                     -----------
   Revenue..........................................................   $6,395
   Net loss.........................................................   $  (52)
   Basic and diluted net loss per share.............................   $(0.00)

3. Financial Statements Detail

    Cash equivalents consist of the following as of December 31, 1999 (in thousands):

                                                  Unrealized Unrealized  Fair
                                           Cost      Loss       Gain     Value
                                          ------- ---------- ---------- -------
   Money market funds.................... $ 3,553   $ --       $ --     $ 3,553
   Municipal securities..................   4,014     --         --       4,014
   Commercial paper......................   7,949     --         --       7,949
   Certificates of deposit...............     283     --         --         283
                                          -------   -----      -----    -------
                                          $15,799   $ --       $ --     $15,799
                                          =======   =====      =====    =======

    Short-term investments consist of the following as of December 31, 1999 (in thousands):

                                                Unrealized Unrealized
                                         Cost      Loss       Gain    Fair Value
                                        ------- ---------- ---------- ----------
   Municipal securities................ $18,450   $ --       $ --      $18,450
   Commercial paper....................   9,330     --          23       9,307
   Corporate bonds.....................   5,121     --           3       5,118
   Certificates of deposit.............   3,292     --         --        3,292
                                        -------   -----      -----     -------
                                        $36,193   $ --       $  26     $36,167
                                        =======   =====      =====     =======

    As of December 31, 1998, short-term investments consisted of certificates of deposit.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

    Property and equipment, net consisted of the following (in thousands):

                                                                  December 31,
                                                                 --------------
                                                                  1998   1999
                                                                 ------ -------
   Computer equipment........................................... $1,352 $ 6,688
   Furniture and fixtures.......................................    259   1,972
   Leasehold improvements.......................................    241   1,531
                                                                 ------ -------
                                                                  1,852  10,191
   Less accumulated depreciation and amortization...............    379   1,831
                                                                 ------ -------
                                                                 $1,473 $ 8,360
                                                                 ====== =======

    Other income (expense), net consisted of the following (in thousands):

                                                             Year Ended
                                                            December 31,
                                                          -------------------
                                                          1997  1998   1999
                                                          ----  ----  -------
   Interest income....................................... $59   $324  $ 1,419
   Interest expense......................................  (2)   (53)    (520)
   Interest expense from warrants issued in connection
    with bridge loans.................................... --     (35)  (1,559)
   Other ................................................ --      (9)     (84)
                                                          ---   ----  -------
                                                          $57   $227  $  (744)
                                                          ===   ====  =======

4. Notes Payable

    The Company maintained a line of credit providing for borrowings of up to $2,000,000 and $3,000,000 as of December 31, 1998 and 1999, respectively, to be used for qualified equipment purchases or working capital needs. Borrowings under the line of credit are collateralized by all of the Company's assets and bear interest at the bank's prime rate (7.75% and 8.50% as of December 31, 1998 and 1999, respectively). Total borrowings as of December 31, 1998 and 1999 were $720,000 and $1,187,000, respectively. The line of credit expires on March 2, 2000.

    As of December 31, 1998, the Company had two commercial loans totalling $1,077,000. These were paid as of December 31, 1999.

    On May 18, 1999, the Company entered into two term loan obligations totaling $685,000. The loans bear interest at a fixed rate of approximately 14.5% and mature in June 2002. The aggregate principal payments due under these obligations are as follows (in thousands):

   Year Ending December 31,
   ------------------------
   2000................................................................. $ 237
   2001.................................................................   263
   2002.................................................................   149
                                                                         -----
                                                                         $ 649
                                                                         =====

    On October 22, 1999, the Company issued subordinated promissory notes in the aggregate principal amount of $2,800,000 to entities affiliated with Bay Partners, BankAmerica Ventures and 5S Ventures LLC. Such notes bear interest at an annual rate of 10%. This debt was paid in January 2000.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999


5. Stockholders' Equity

    (a) Reincorporation

    In September 1999, Kana reincorporated into the State of Delaware, effected a two for three reverse stock split of Kana's common stock and preferred stock and increased Kana's authorized common stock to 100,000,000 shares. Kana's common stock has a par value equal to $0.001 per share. The accompanying financial statements have been retroactively restated to reflect the effect of this reincorporation and reverse stock split.

    (b) Initial Public Offering

    On September 27, 1999, Kana consummated its initial public offering in which it sold 7,590,000 shares of common stock, including 990,000 shares in connection with the exercise of the underwriters' over-allotment option, at $7.50 per share. Kana received approximately $51.0 million in cash, net of underwriting discounts, commissions and other offering costs. The net proceeds were predominately held in short-term municipal securities and commercial paper at December 31, 1999.

    (c) Convertible Preferred Stock

    Since inception Kana issued 13,351,107 shares of convertible preferred stock. During 1999, at the time of the Connectify merger, 11,581,379 shares were converted to common stock and, 1,769,728 shares were converted to common stock at the initial public offering at a ratio of 1 share of preferred stock for 2 shares of common stock.

    (d) Common Stock

    The Company has issued to founders 10,994,398 shares of common stock, which are subject to repurchase on termination of employment. Such repurchase rights lapse in a series of equal monthly installments over a four year period ending in June 2000 and May 2002. As of December 31, 1999, 2,401,412 shares were subject to repurchase. During 1997, the Company repurchased a net of 833,332 shares from one founder at the original exercise price of $0.00005 per share.

    Certain option holders have exercised options to purchase shares of restricted common stock in exchange for five-year full recourse promissory notes. The notes bear interest at 5.7% and expire on various dates through 2004. The Company has the right to repurchase all unvested shares purchased by the notes at the original exercise price in the event of employee termination. The number of shares subject to this repurchase right decreases as the shares vest under the original option terms, generally over four years. As of December 31, 1999, there were 6,699,794 shares subject to repurchase. These options were exercised at prices ranging from $0.02 to $4.50 with a weighted-average exercise price of $3.29 per share.

    (e) Stock Compensation Plans

    The Company's 1997 Stock Option/Stock Issuance Plan (the 1997 Plan) provides for stock options to be granted to employees, independent contractors, officers, and directors. Options are generally granted at an exercise price equivalent to the estimated fair market value per share at the date of grant, as determined by the Company's Board of Directors. All options are granted at the discretion of the Company's Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable and generally vest over four years, 25% one year

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

after the grant date and the remainder at a rate of 1/36 per month thereafter. Connectify's 1998 Stock Plan, netDialog's 1997 Stock Plan and BEI's 1999 Stock Plan have similar terms as those of the 1997 Plan. Outstanding options under all these plans were assumed in the merger.

    On July 7, 1999, the Company's Board of Directors approved the 1999 Stock Incentive Plan (the 1999 Plan), which will serve as the successor plan to the 1997 Plan. The Board of Directors also approved a 1999 Employee Stock Purchase Plan (the 1999 ESPP). These plans became effective immediately prior to the IPO. The common stock reserved for future issuances under these plans was 18% of the shares of common stock outstanding immediately after the IPO. Additionally, the share reserve in each plan will automatically increase on the first trading day in January each year, beginning with calendar year 2000, in an amount equal to the lesser of (i) the number of shares initially reserved for such increase in each respective plan, (ii) 4.25% and 0.75% of the then outstanding shares for the 1999 Plan and the 1999 ESPP, respectively, or (iii) an amount determined by the Board of Directors.

    The 1999 ESPP allows eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's compensation. The 1999 ESPP currently has a two-year offering period that ends in October 2001. The purchase price of the common stock will be equal to 85% of the fair market value per share on the participant's entry date into the offering period, or, if lower, 85% of fair market value per share on each semi-annual purchase date. The 1999 ESPP qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. No shares have been issued from the 1999 ESPP as of December 31, 1999.

    In December 1999, the board of directors approved the 1999 Special Stock Option Plan and 1,000,000 shares of common stock were reserved for issuance under this plan. The Special Stock Option Plan has similar terms as those of the 1997 plan, except that options may be granted with an exercise price less than, equal to, or greater than the fair market value of the option shares on the grant date.

    A summary of stock option activity follows:

                                           Shares                    Weighted
                                        Available for   Number       Average
                                            Grant     of Shares   Exercise Price
                                        ------------- ----------  --------------
Balances, December 31, 1996............         --           --       $  --
  Additional shares authorized.........   7,434,222          --          --
  Options granted......................  (3,503,810)   3,503,810        0.03
  Options exercised....................         --      (106,666)       0.01
  Options canceled.....................         --           --          --
                                         ----------   ----------
Balances, December 31, 1997............   3,930,412    3,397,144        0.03
  Additional shares authorized.........   3,825,842          --          --
  Options granted......................  (3,004,420)   3,004,420        0.13
  Options exercised....................         --    (5,394,478)       0.04
  Options canceled.....................     230,770     (230,770)       0.12
                                         ----------   ----------
Balances, December 31, 1998............   4,982,604      776,316        0.19
  Additional shares authorized.........  11,976,310          --          --
  Options granted......................  (9,394,740)   9,394,740        6.24
  Options exercised....................         --    (6,096,242)       1.01
  Options canceled.....................     303,698     (303,698)      14.88
                                         ----------   ----------
Balances, December 31, 1999............   7,867,872    3,771,116      $12.71
                                         ==========   ==========

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999

    The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                                                   Options
                                    Options Outstanding          Exercisable
                               ------------------------------ ------------------
                                          Weighted
                                           Average   Weighted           Weighted
                                          Remaining  Average            Average
                               Number of Contractual Exercise Number of Exercise
                                shares      Life      Price    Shares    Price
                               --------- ----------- -------- --------- --------
$0.02.........................    33,332     7.3      $ 0.02     33,332  $0.02
$0.03--$0.18..................   104,796     9.2      $ 0.17    104,796  $0.17
$0.26--$0.34..................    10,666     9.3      $ 0.34     10,666  $0.34
$1.81--$2.25..................   590,048     9.6      $ 2.16    486,058  $2.23
$3.38--$4.50..................   491,598     9.6      $ 4.45    491,598  $4.45
$7.50......................... 1,346,730     9.7      $ 7.50     60,000  $7.50
$15.00........................   738,264    10.0      $15.00        --     --
$31.63--$40.57................   304,400     9.8      $39.62        --     --
$73.50--$85.24................   151,282     9.9      $73.64        --     --
                               ---------                      ---------
$0.02--$85.24................. 3,771,116     9.1      $12.71  1,186,450  $3.15
                               =========                      =========

    The Company uses the intrinsic-value method in accounting for its stock-based compensation plans. Accordingly, compensation cost has been recognized in the financial statements for those options issued with exercise prices at less than fair value at date of grant. With respect to the stock options granted from inception through December 31, 1999, the Company recorded deferred stock-based compensation of $97.0 million for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options. Subsequent to the consummation of the BEI and netDialog acquisitions, the Company granted 698,264 under the 1999 Special Stock Option Plan options to certain employees hired from the acquired companies for an exercise price below the fair market value of the common stock. These options were immediately vested on the date of grant and 50% of the options can be exercised 15 months after the grant date and the remaining 50% of the options can be exercised 30 months after the grant date, provided the individual remains an employee of the Company. If the employee is terminated prior to these dates, the options can be exercised after 9.5 years. The difference between the fair market value of the underlying common stock and the exercise price of the options was recorded as compensation expense in the fourth quarter of 1999 in the amount of approximately $60,372,000.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999


    Pursuant to SFAS No. 123, the Company is required to disclose the pro forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans. Had compensation costs been determined in accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss and basic and diluted net loss per share would not have been materially impacted for the years ended December 31, 1997 and 1998. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's net loss and net loss per share for the year ended December 31, 1999 would have been as indicated below (in thousands):

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
   Net loss:
     As reported...................................................  $(118,743)
     Pro forma.....................................................  $(124,603)
   Basic and diluted net loss per share:
     As reported...................................................  $   (4.61)
     Pro forma.....................................................  $   (4.83)

    The fair value of the Company's stock-based awards was estimated assuming no expected dividends and the following weighted average assumptions:

                                     Options                     ESPP
                            ------------------------- --------------------------
                            Interest                  Interest
                              Rate   Term  Volatility   Rate    Term  Volatility
                            -------- ----- ---------- -------- ------ ----------
   1997....................   6.22%  3 yrs      0%        --   --         --
   1998....................   5.15%  3          0         --   --         --
   1999--Pre IPO...........   5.30%  3          0         --   --         --
   1999--Post IPO..........   5.45%  3        100       5.14%  6 mths    100%

    The weighted average fair value of the employee stock purchase rights granted under the 1999 ESPP during 1999 was $6.55. The weighted average fair value and exercise price of the options granted in 1997, 1998, and 1999 are as follows:

                                          Weighted Average   Weighted Average
                                           Exercise Price       Fair Value
                                         ------------------ ------------------
                                         1997  1998   1999  1997  1998   1999
                                         ----- ----- ------ ----- ----- ------
Exercise price equals fair value on
 grant date............................. $ --  $ --  $24.67 $ --  $ --  $15.94
Exercise price exceeds fair value on
 grant date............................. $0.03 $0.13   2.71  0.03  0.13  12.83
                                         ----- ----- ------ ----- ----- ------
Total options........................... $0.03 $0.13 $ 6.24 $0.03 $0.13 $13.39
                                         ===== ===== ====== ===== ===== ======

    (f) Warrants

    In connection with the Series A preferred stock issuance, the Company issued a warrant to two investors to purchase 89,744 shares of Series A preferred stock with an exercise price of $0.20 per share. The warrants were exercisable any time prior to April 7, 1998. The fair value of the warrants computed using the Black-Scholes option pricing model on the date of grant was not material. In lieu of paying cash upon exercise of the warrants in 1998, the warrant holders surrendered 43,209 shares of Series A preferred stock back to the Company.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999


    In connection with the issuance of convertible notes payable of $300,000, Connectify issued warrants to purchase 48,314 shares of common stock for $1.25 per share in August 1998. Such warrants were exercised at the time of the initial public offering. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants was $35,000 at the date of grant. Accordingly, following the conversion of the convertible notes payable in 1998, the Company recorded $35,000 of interest expense associated with the warrants.

    In connection with its convertible debt offerings, netDialog issued warrants to purchase preferred stock. The warrants were initially exercisable into an amount of preferred stock equal to 10% of the value of the convertible debt outstanding. As long as the convertible debt remained outstanding, the amount of preferred stock into which the warrants could be exercised increased in tranches of 3.33% of the value of the debt every two or three months following the initial grant date up to a maximum of an additional 10% of the debt value.

    The fair value of each tranche of warrants was measured at each date the exercise terms of the warrants changed. The fair value of the warrants was treated as a discount on the convertible debt and recorded as interest expense. In connection with the acquisition of netDialog, all warrants issued under the arrangement were converted into approximately 74,000 shares of Kana common stock at an exercise price of $12.13 per share, of which, approximately 10,000 shares of Kana common stock were surrendered back to the Company in lieu of paying cash. The full value of the warrants of approximately $1.6 million was expensed during the year ended December 31, 1999.

6. Commitments and Contingencies

    (a) Lease Obligations

    On June 18, 1999, the Company entered into a lease agreement for a new facility. Payments under this lease began in November 1999. The Company leases its facilities under noncancelable operating leases with various expiration dates through October 2006. In connection with its existing leases, the Company entered into three letters for credit totalling $1,645,000, expiring in 2000 and 2001. The letters of credit are secured by certificates of deposit.

    Future minimum lease payments under noncancelable operating leases as of December 31, 1999, were as follows (in thousands):

   Year Ending December 31,
   ------------------------
   2000............................................................... $ 2,587
   2001...............................................................   2,487
   2002...............................................................   2,554
   2003...............................................................   2,196
   2004...............................................................   2,189
   Thereafter.........................................................   4,599
                                                                       -------
                                                                       $16,612
                                                                       =======

    Rent expense, net of sublease payments, was approximately $85,000, $604,000 and $1,620,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Sublease payments were approximately -0-, $140,000 and $212,000 in the years ended December 31, 1997, 1998 and 1999, respectively. The Company's sublease and the underlying lease arrangements expired in December 1999.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999


    (b) Litigation

    On October 8, 1999, Genesys Telecommunications Laboratories, Inc. (Genesys) filed a complaint against Kana in the United States District Court for the District of Delaware. Genesys alleges that Kana's Customer Messaging System 3.0 infringes upon one or more claims of a Genesys patent. Genesys is seeking relief in the forms of an injunction, damages, punitive damages, attorneys' fees, costs and pre- and post-judgment interest. The litigation is currently in its early stages and Kana has not received material information or documentation. Kana intends to fight this claim vigorously and does not expect it to materially impact its results from operations. Kana is not currently a party to any other material legal proceedings.

7. Income Taxes

    The 1997, 1998 and 1999 income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following (in thousands):

                                                  Years Ended December 31,
                                                  ---------------------------
                                                   1997     1998      1999
                                                  ----------------  ---------
Federal tax benefit at statutory rate............ $ (528) $ (4,284) $ (40,372)
Stock compensation expense.......................    --        432     27,222
Merger costs.....................................    --        --         726
Current year foreign losses, no tax benefit
 recognized......................................    --        --         486
Current year net operating losses and temporary
 differences, no tax benefit recognized..........    478     3,172     11,896
S corporation income, no tax effect..............     12       123        --
Other permanent differences......................     38       557         42
                                                  ------  --------  ---------
  Total tax expense.............................. $  --   $    --   $     --
                                                  ======  ========  =========

    The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are set out below (in thousands):

                                                                 Years Ended
                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------  -------
Deferred tax assets:
  Accruals and reserves........................................ $1,065  $ 2,489
  Plant and equipment..........................................      2      --
  Net operating loss and credit carryforwards..................  4,409   18,020
                                                                ------  -------
Gross deferred tax assets......................................  5,476   20,509
Valuation allowance............................................ (5,459) (20,469)
                                                                ------  -------
    Total deferred tax assets..................................     17       40
Deferred tax liabilities:
  Plant and equipment..........................................    (17)     (40)
                                                                ------  -------
    Total deferred tax liabilities.............................    (17)     (40)
                                                                ------  -------
    Net deferred tax assets (liabilities)...................... $  --   $   --
                                                                ======  =======

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARIES

                           December 31, 1998 and 1999


    The net change in the valuation allowance for the year ended December 31, 1999 was an increase of approximately $15,010,000. Management believes that sufficient uncertainty exists as to whether the deferred tax assets will be realized, and accordingly, a valuation allowance is required.

    As of December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $43,969,000 and $34,621,000, respectively. The federal net operating loss carryforwards, if not offset against future taxable income, will expire from 2011 through 2019. The state net operating loss carryforwards, if not offset against future taxable income, expire from 2003 through 2004.

    As of December 31, 1999, unused research and development tax credits of approximately $623,000 and $425,000 were available to reduce future federal and state income taxes, respectively. Federal credit carryforwards expire from 2011 through 2019. The Company also has an unused California manufacturers' investment credit of approximately $15,000. The California manufacturers' investment credit, if not utilized, will expire in 2008.

    The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" as defined. Some of the U.S. federal and California net operating loss carryforwards are subject to limitation as a result of these restrictions. The ownership change restrictions are not expected to impair the Company's ability to utilize the affected carryforward items. If there should be a subsequent ownership change, as defined, of the Company, its ability to utilize its carryforwards could be reduced.

8. Subsequent Events

    On January 10, 2000, the Company announced that its Board of Directors has approved a two-for-one stock split of its common stock. The split will be effected in the form of a stock dividend. Stockholders will receive one additional share for each share held of record at the end of business on January 28, 2000. Shares resulting from the split were distributed by the transfer agent in February 2000. The accompanying financial statements have been retroactively restated to reflect the effect of this stock split.

    On February 6, 2000, the Company, Pistol Acquisition Corp., a wholly-owned, subsidiary of Kana, and Silknet Software, Inc. ("Silknet") entered into an Agreement and Plan of Reorganization. As a result of the merger, each outstanding share of Silknet common stock will be converted into the right to acquire 1.66 shares of Kana common stock. In addition, all outstanding options and warrants to purchase Silknet common stock will be assumed by Kana, adjusted for the exchange ratio. On a fully diluted basis, Kana will issue (or reserve) approximately 32.8 million shares of its common stock having a value of approximately $4.2 billion based on Kana's closing stock price on February 4, 2000. The transaction will be accounted for as a purchase.

    On February 11, 2000, the Company entered into an agreement to lease approximately 62,500 square feet under a lease that expires in December 2010. The annual base rent for this facility for the first year is approximately $2.4 million. The total lease obligation pursuant to this lease is $28.3 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Silknet Software, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the consolidated financial position of Silknet Software, Inc. ("Silknet") at June 30, 1998 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Silknet's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
July 19, 1999 except
 as to the pooling
 of interests with
 InSite Marketing
 Technology, Inc.
 discussed in Note C
 which is as of
 December 27, 1999
 and Note P which is
 as of February 6,
 2000

                             SILKNET SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                    June 30,       December 31,
                                                 ----------------  ------------
                                                  1998     1999        1999
                                                 -------  -------  ------------
                                                                   (unaudited)
                     ASSETS
Current assets:
 Cash and cash equivalents...................... $10,651  $57,565    $48,211
 Accounts receivable, net of allowance for
  doubtful accounts of $0, $275, and $600 at
  June 30, 1998 and 1999 and December 31, 1999,
  respectively..................................   1,557    3,985      6,707
 Prepaid expenses and other current assets......     265      689      1,089
                                                 -------  -------    -------
   Total current assets.........................  12,473   62,239     56,007
Property and equipment, net.....................   1,236    2,530      3,825
Other assets....................................      54      252      1,648
                                                 -------  -------    -------
   Total assets................................. $13,763  $65,021    $61,480
                                                 =======  =======    =======
 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Note payable to bank, current portion..........     249      133        133
 Accounts payable...............................     208    1,193        870
 Accrued expenses...............................     967    4,849      6,879
 Deferred revenue...............................   1,013    2,187      3,078
                                                 -------  -------    -------
   Total current liabilities....................   2,437    8,362     10,960
Note payable to bank............................     222       89         23
Notes payable to investors......................     137      137        --
Convertible preferred stock, $.01 par value;
 15,000,000 shares authorized:
 Series A;
 Designated: 2,364,584 shares
 Issued and outstanding: 2,364,584 shares at
  June 30, 1998 and no shares at June 30, 1999
  and December 31, 1999.........................   2,659      --         --
 Series B;
 Designated: 2,500,000 shares
 Issued and outstanding: 2,500,000 shares at
  June 30, 1998 and no shares at June 30, 1999
  and December 31, 1999.........................   5,519      --         --
 Series C;
 Designated: 3,089,157 shares
 Issued and outstanding: 3,089,157 shares at
  June 30, 1998 and no shares at June 30, 1999
  and December 31, 1999.........................  10,929      --         --
 Series D;
 Designated: 1,205,913 shares
 Issued and outstanding: no shares at June 30,
  1998, June 30, 1999 and December 31, 1999.....     --       --         --
                                                 -------  -------    -------
   Total convertible preferred stock............  19,107      --         --
                                                 -------  -------    -------
Commitments and contingencies (Note L)
Stockholders' equity (deficit):
 Common stock, $.01 par value;
 Authorized: 50,000,000 shares
 Issued and outstanding: 3,124,753, 16,044,094
  and 17,090,338 at June 30, 1998 and 1999 and
  December 31, 1999, respectively...............      31      160        171
 Additional paid-in capital.....................   2,929   78,080     78,929
 Accumulated dividends on preferred stock.......  (1,093)     --         --
 Deferred compensation..........................    (125)  (1,108)      (572)
 Other comprehensive income (loss)..............     --         3        (22)
 Accumulated deficit............................  (9,882) (20,702)   (28,009)
                                                 -------  -------    -------
   Total stockholders' equity (deficit).........  (8,140)  56,433     50,497
                                                 -------  -------    -------
   Total liabilities and stockholders' equity
    (deficit)................................... $13,763  $65,021    $61,480
                                                 =======  =======    =======

   The accompanying notes are an integral part of the consolidated financial statements.

                             SILKNET SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (In thousands, except share and per share amounts)

                                                                 Six months ended
                            For the years ended June 30,           December 31,
                          ----------------------------------  -----------------------
                             1997        1998        1999        1998        1999
                          ----------  ----------  ----------  ----------  -----------
                                                                   (unaudited)
Revenue:
 License................  $       75  $    2,977  $   10,050  $    3,688  $     9,369
 Services...............         119         750       3,980       1,860        4,679
                          ----------  ----------  ----------  ----------  -----------
   Total revenue........         194       3,727      14,030       5,548       14,048
Cost of revenue:
 License................          29          32         317         183          232
 Services...............         312       1,354       3,424       1,519        3,538
                          ----------  ----------  ----------  ----------  -----------
   Total cost of
    revenue.............         341       1,386       3,741       1,702        3,770
                          ----------  ----------  ----------  ----------  -----------
Gross margin............        (147)      2,341      10,289       3,846       10,278
Operating expenses:
 Sales and marketing....         888       4,802      10,921       4,238        8,382
 Research and
  development...........       1,018       2,857       7,186       2,748        6,563
 General and
  administrative........         747       1,299       3,683       1,453        4,019
                          ----------  ----------  ----------  ----------  -----------
   Total operating
    expenses............       2,653       8,958      21,790       8,439       18,964
                          ----------  ----------  ----------  ----------  -----------
Operating loss..........      (2,800)     (6,617)    (11,501)     (4,593)      (8,686)
Interest income
 (expense), net.........         (59)        121         681         179        1,379
                          ----------  ----------  ----------  ----------  -----------
Net loss................      (2,859)     (6,496)    (10,820)     (4,414)      (7,307)
Accrued dividends for
 preferred
 stockholders...........         190         903       1,787         913          --
                          ----------  ----------  ----------  ----------  -----------
Net loss attributable to
 common stockholders....  $   (3,049) $   (7,399) $  (12,607) $   (5,327) $    (7,307)
                          ==========  ==========  ==========  ==========  ===========
Basic and diluted net
 loss per share.........  $    (1.13) $    (2.57) $    (2.44) $    (1.68) $     (0.45)
Shares used in computing
 basic and diluted net
 loss per share.........   2,697,068   2,875,256   5,176,208   3,172,479   16,353,852

     The accompanying notes are an integral part of the consolidated financial statements

                            SILKNET SOFTWARE, INC.

                    CONSOLIDATED STATEMENTS OF CONVERTIBLE
              PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                                (In thousands)

                   Convertible
                    Preferred                            Accumulated                                             Total
                      Stock      Common Stock Additional Dividends on                  Other                 Stockholders'
                  -------------- ------------  Paid-in    Preferred     Deferred   Comprehensive Accumulated     Equity
                  Shares  Value  Shares Value  Capital      Stock     Compensation Income (Loss)   Deficit     (Deficit)
                  ------ ------- ------ ----- ---------- ------------ ------------ ------------- ----------- -------------
Balance at June
30, 1996........                 2,555   $26    $  818                   $(351)                    $  (527)     $   (34)
Issuance of
common stock....                   305     3        95                                                               98
Issuance of
Series A
Convertible
Participating
Preferred Stock,
net of offering
costs...........  2,365  $ 2,252
Issuance of
Series B
Convertible
Participating
Preferred Stock
net of offering
costs...........  2,500    4,990
Issuance of
common stock
purchase
warrants........                                    47                                                               47
Stock options
cancelled.......                                   (49)                     49
Amortization of
deferred
compensation....                                                            93                                       93
Accrued
dividends for
preferred
stockholders....             190                            $ (190)                                                (190)
Net loss........                                                                                    (2,859)      (2,859)
                  -----  ------- -----   ---    ------      ------       -----          ---        -------      -------
Balance at June
30, 1997........  4,865    7,432 2,860    29       911        (190)       (209)                     (3,386)      (2,845)
Issuance of
common stock....                   265     2     2,018                                                            2,020
Issuance of
Series C
Convertible
Participating
Preferred Stock,
net of offering
costs...........  3,089   10,772
Amortization of
deferred
compensation....                                                            84                                       84
Accrued
dividends for
preferred
stockholders....             903                              (903)                                                (903)
Net loss........                                                                                    (6,496)      (6,496)
                  -----  ------- -----   ---    ------      ------       -----          ---        -------      -------
Balance at June
30, 1998........  7,954   19,107 3,125    31     2,929      (1,093)       (125)                     (9,882)      (8,140)
Issuance of
common stock
under stock
option plans....                   309     3       359                                                              362

                            SILKNET SOFTWARE, INC.

                    CONSOLIDATED STATEMENTS OF CONVERTIBLE
        PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)--(Continued)

                                (In thousands)

                   Convertible
                    Preferred                              Accumulated                                             Total
                      Stock        Common Stock Additional Dividends on                  Other                 Stockholders'
                  ---------------  ------------  Paid-in    Preferred     Deferred   Comprehensive Accumulated    Equity
                  Shares   Value   Shares Value  Capital      Stock     Compensation Income (Loss)   Deficit     (Deficit)
                  ------  -------  ------ ----- ---------- ------------ ------------ ------------- ----------- -------------
Issuance of
Series D
Convertible
Preferred Stock,
net of offering
costs...........   1,206    8,788
Accrued
dividends for
preferred
stockholders....            1,787                             (1,787)                                              (1,787)
Conversion of
Convertible
Participating
Preferred Stock
and Convertible
Preferred
Stock...........  (9,160) (29,682)  9,160   92    26,711       2,880                                               29,683
Issuance of
common stock in
initial public
offering, net of
offering costs..                    3,450   34    46,906                                                           46,940
Deferred
compensation
related to grant
of stock
options.........                                   1,188                   (1,188)
Stock options
cancelled.......                                     (13)                      13
Amortization of
deferred
compensation....                                                              192                                     192
Net loss........                                                                                     (10,820)     (10,820)
Other
comprehensive
income..........                                                                         $  3                           3
                  ------  -------  ------ ----   -------      ------       ------        ----       --------      -------
Balance at June
30, 1999........     --       --   16,044  160    78,080         --        (1,108)          3        (20,702)      56,433
Issuance of
common stock,
net of offering
costs...........                    1,046   11       815                                                              826
Deferred
compensation
related to grant
of stock
options.........                                      37                     (37)                                     --
Stock options
cancelled.......                                      (3)                       3                                     --
Amortization of
deferred
compensation....                                                              570                                     570
Net loss........                                                                                      (7,307)      (7,307)
Other
comprehensive
loss............                                                                          (25)                        (25)
                  ------  -------  ------ ----   -------      ------       ------        ----       --------      -------
Balance at
December 31,
1999
(unaudited).....     --   $   --   17,090 $171   $78,929      $  --        $ (572)       $(22)      $(28,009)     $50,497
                  ======  =======  ====== ====   =======      ======       ======        ====       ========      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                             SILKNET SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                               For the years ended June      Six months ended
                                          30,                  December 31,
                              -----------------------------  ------------------
                                1997      1998      1999       1998      1999
                              --------  --------  ---------  --------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
 Net loss...................  $ (2,859) $ (6,496) $ (10,820) $ (4,414) $ (7,307)
 Adjustments to reconcile
  net loss to net cash used
  in operating activities:
 Depreciation and
  amortization..............       188       342        758       323       814
 Provision for doubtful
  accounts..................       --        --         275       200       325
 Loss (gain) on disposal of
  equipment.................       --          4        (11)      --        --
 Amortization of deferred
  compensation..............        93        84        192        73       570
 Stock issued for
  services..................         3       --         --        --        --
 Changes in operating
  assets and liabilities:
  Accounts receivable.......        23    (1,524)    (2,703)   (2,521)   (3,047)
  Prepaid and other current
   assets...................       (23)     (206)      (424)     (338)     (400)
  Other assets..............       (60)      (25)      (198)      --        104
  Accounts payable..........       236       (62)       985       484      (323)
  Accrued expenses..........       102       844      3,882     1,425     2,030
  Deferred revenue..........       154       858      1,174       384       891
                              --------  --------  ---------  --------  --------
   Net cash used in
    operating activities....    (2,143)   (6,181)    (6,890)   (4,384)   (6,343)
                              --------  --------  ---------  --------  --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment.................      (563)   (1,073)    (2,052)     (605)   (2,104)
 Proceeds from dispositions
  of property and
  equipment.................       --         27         12       --        --
 Investment in Safe Harbor..       --        --         --        --     (1,500)
                              --------  --------  ---------  --------  --------
   Net cash used in
    investing activities....      (563)   (1,046)    (2,040)     (605)   (3,604)
                              --------  --------  ---------  --------  --------
Cash flows from financing
 activities:
 Proceeds from issuance of
  common stock, net of
  offering costs............        96     1,737     46,940       --       (110)
 Proceeds from exercise of
  common stock options......       --         70        362        88       936
 Proceeds from issuance of
  notes payable and
  warrants..................       560       700        --        --        --
 Payments on notes payable..      (187)     (198)      (249)     (143)     (203)
 Proceeds from issuance of
  preferred stock, net of
  offering costs............     6,992    10,773      8,788       --        --
                              --------  --------  ---------  --------  --------
   Net cash provided by
    (used in) financing
    activities..............     7,461    13,082     55,841       (55)      623
                              --------  --------  ---------  --------  --------
Net increase (decrease) in
 cash and cash equivalents..     4,755     5,855     46,911    (5,044)   (9,324)
Effect of exchange rate
 changes on cash and cash
 equivalents................       --        --           3         1       (30)
                              --------  --------  ---------  --------  --------
Cash and cash equivalents at
 beginning of period........        40     4,796     10,651    10,651    57,565
                              --------  --------  ---------  --------  --------
Cash and cash equivalents at
 end of period..............  $  4,795  $ 10,651  $  57,565  $  5,608  $ 48,211
                              ========  ========  =========  ========  ========
Supplemental schedule of
 cash flow information:
 Interest paid..............  $     16  $     39  $      36  $     26  $     37
                              ========  ========  =========  ========  ========
 Income taxes paid..........  $    --   $     12  $      19  $     15  $     33
                              ========  ========  =========  ========  ========
Supplemental schedule of
 non-cash financing
 activity:
 Settlement of debt through
  issuance of Series A
  Convertible Participating
  Preferred Stock...........  $    250  $    --   $     --   $    --   $    --
                              ========  ========  =========  ========  ========
 Settlement of debt through
  issuance of common stock..  $    --   $    213  $     --   $    --   $    --
                              ========  ========  =========  ========  ========



   The accompanying notes are an integral part of the consolidated financial statements.

                             SILKNET SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


A. Nature of the Business:

    Silknet provides electronic customer relationship management software, or eCRM software, that allows companies to offer marketing, sales, e-commerce and support services through a single Web site interface personalized for individual customers.

    On October 5, 1999, Silknet completed its acquisition of InSite Marketing Technology, Inc. ("InSite"). Silknet eSales, based on InSite's technology, is an e-sales application that provides the customer an electronic, or virtual, personal sales assistant with the ability to identify the buying needs and style of a customer. The underlying InSite technology uses demographic and psychographic analysis, microsegmentation and probability models to personalize the interaction between a virtual personal sales assistant and each customer. This transaction was accounted for using the pooling of interests method. The accompanying consolidated financial statements of Silknet have been restated to include the results and balances of InSite for all periods presented.

    Silknet operates in one segment and is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on principal products and third party technology, new product development, new product introductions and other activities of competitors, dependence on key personnel, reliance on a limited number of distributors, international expansion, lengthening sales cycle and limited operating history.

    Silknet has also experienced substantial net losses since its inception and, as of December 31, 1999, had an accumulated deficit of $28,009. Such losses and accumulated deficit resulted from Silknet's lack of substantial revenue and significantly increased costs incurred in the development of Silknet's products and in the preliminary establishment of Silknet's infrastructure. For the foreseeable future, Silknet expects to continue to experience significant growth in its operating expenses in order to execute its current business plan, particularly research and development and sales and marketing expenses.

B. Summary of Significant Accounting Policies:

    Principles of Consolidation

    The consolidated financial statements include the accounts of Silknet and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of deferred tax assets.

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


    Cash and Cash Equivalents

    Silknet considers money market mutual funds and all short-term investments with original maturities of three months or less at the date of purchase to be cash equivalents. Silknet invests its excess cash in money market funds and short-term investments which management believes are subject to minimal market and credit risk.

    Property and Equipment

    Property and equipment are stated at cost and are depreciated over their estimated useful lives, generally three years, using the straight-line method. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in operations. Repair and maintenance costs are expensed as incurred.

    Income Taxes

    Silknet accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled.

    Fair Value of Financial Instruments

    The carrying amounts of Silknet's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximate their fair values at December 31, 1999.

    Revenue Recognition

    Silknet recognizes revenue from software licenses upon delivery to customers provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. License or services revenue subject to an acceptance clause is deferred until acceptance is received from the customer. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. For agreements with specified upgrade rights, the revenue related to such upgrade rights is deferred until the specified upgrade is delivered. Training and consulting services revenue is recognized as services are provided and revenue for maintenance and post-contract customer support services is recognized ratably over the term of the service agreement.

    Concentrations of Credit Risk and Significant Customers

    A potential exposure to Silknet is a concentration of credit risk in trade accounts receivable. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed, although collateral generally is not required. As of June 30, 1998, three customers accounted for 34%, 25% and 11% of accounts receivable, while two customers accounted for 28% and 15% of

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.

accounts receivable as of June 30, 1999. In addition, five customers accounted for 20%, 14%, 11%, 10% and 10% of total revenue for the year ended June 30, 1998, while two customers accounted for 21% and 17% of total revenue for the year ended June 30, 1999.

    Research and Development and Software Development Costs

    Costs incurred in the research and development of Silknet's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed") and capitalized thereafter. Costs eligible for capitalization have been insignificant.

    Accounting for Stock-Based Compensation

    Silknet accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Silknet's common stock at the date of grant. Silknet has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note K). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

    Net Loss Per Share

    Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Net loss used in the calculation is increased by the accrued dividends for the Preferred Stock outstanding in each year. Diluted loss per share does not differ from basic loss per share since potential common shares from conversion of preferred stock, stock options and warrants are anti-dilutive for all periods presented and are therefore excluded from the calculation. During the years ended June 30, 1997, 1998, and 1999 and the six months ended December 31, 1999, options to purchase 1,256,744, 1,581,531, 2,567,678 and 2,313,339 shares of common stock, respectively, Preferred Stock convertible into 4,864,584, 7,953,741, 9,159,654, and 0 shares of common stock, respectively, and warrants for 750,000, 750,000, 750,000 and 424,340 shares of common stock, respectively, were not included in the computation of diluted earnings per share since their inclusion would be antidilutive.

    Stock Split

    In February 1999, Silknet reincorporated from New Hampshire to Delaware. In connection with the reincorporation, Silknet effected a one-for-two exchange of all common and preferred stock and assigned a par value of $.01 per share to the common stock. Additionally, Silknet increased the number of shares of authorized common stock to 50,000,000 and authorized preferred stock to 15,000,000. All references to shares and per share amounts in the financial statements and related footnotes have been adjusted to reflect the exchange and the new par value for all periods presented.

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


    Comprehensive Income

    On July 1, 1998, Silknet adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 is effective for Silknet's fiscal year ending June 30, 1999 including interim periods for that year. Comprehensive income consists of net loss and foreign currency translation adjustments and is presented in the consolidated statement of convertible preferred stock and stockholders' equity (deficit). Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements. The following table presents the calculation of comprehensive loss and its components for the six months ended December 30, 1999 and 1998:

                                                                Six months
                                                              ended December
                                                                    31,
                                                              ----------------
                                                               1999     1998
                                                              -------  -------
   Net loss.................................................. $(7,307) $(4,414)
   Foreign currency translation adjustments..................     (25)     --
                                                              -------  -------
   Comprehensive loss........................................ $(7,332) $(4,414)
                                                              =======  =======

    Recently Issued Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Silknet does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

C. Business Combination:

    On October 5, 1999, Silknet completed its acquisition of InSite. In connection with the transaction, an aggregate of 590,708 shares of Silknet common stock were issued or reserved in exchange for all the shares of InSite common stock issued and outstanding and all options to purchase InSite common stock at the effective time of the merger. This merger was accounted for as a pooling of interests.

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.

    The balance sheets at June 30, 1998 and 1999 and the results of operations for each of the three years in the period ended June 30, 1999 and the six months ended December 31, 1999 have been restated to include the balances and results of InSite. Results on a stand-alone basis were as follows:

   Year ended June 30, 1997                        Silknet    InSite   Combined
   ------------------------                        --------  --------- --------
   Revenues....................................... $    194   $   --   $    194
   Operating loss.................................   (2,692)     (108)   (2,800)
   Net loss.......................................   (2,752)     (107)   (2,859)
   Net loss per share.............................    (1.15)    (0.77)    (1.13)
   Year ended June 30, 1998                        Silknet    InSite   Combined
   ------------------------                        --------  --------- --------
   Revenues....................................... $  3,647   $    80  $  3,727
   Operating loss.................................   (6,137)     (480)   (6,617)
   Net loss.......................................   (6,003)     (493)   (6,496)
   Net loss per share.............................    (2.69)    (1.60)    (2.57)
   Year ended June 30, 1999                        Silknet    InSite   Combined
   ------------------------                        --------  --------- --------
   Revenues....................................... $ 13,918   $   112  $ 14,030
   Operating loss.................................  (10,010)   (1,491)  (11,501)
   Net loss.......................................   (9,374)   (1,446)  (10,820)
   Net loss per share.............................    (2.39)    (2.91)    (2.44)
   Six months ended December 31, 1999              Silknet   InSite(1) Combined
   ----------------------------------              --------  --------- --------
   Revenues....................................... $ 13,844   $   204  $ 14,048
   Operating loss.................................   (7,967)     (719)   (8,686)
   Net loss.......................................   (6,584)     (723)   (7,307)

--------
(1) includes the results of Insite through October 5, 1999, the date of consummation of the transaction.

    Expenses related to the merger were recognized as incurred or were recorded when it became probable that the transaction would occur and the expense could be reasonably estimated. Merger-related costs incurred for the six-month period ended December 31, 1999 are as follows:

   Amortization of deferred compensation upon acceleration of stock option vesting...................................................... $393
   Legal................................................................  224
   Accounting/Tax.......................................................   40
   Printing.............................................................    4
                                                                         ----
     Total.............................................................. $661
                                                                         ====

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


D. Property and Equipment:

    Property and equipment consists of the following:

                                                                   June 30,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Computer..................................................... $1,054  $2,404
   Furniture and fixtures.......................................    525     961
   Leasehold improvements.......................................    103     366
                                                                 ------  ------
                                                                  1,682   3,731
   Less accumulated depreciation and amortization...............   (446) (1,201)
                                                                 ------  ------
     Total...................................................... $1,236  $2,530
                                                                 ======  ======

    Depreciation and amortization expense for the years ended June 30, 1997, 1998 and 1999 was $94, $342 and $758, respectively.

E. Accrued Expenses:

    Accrued expenses consist of:

                                                                     June 30,
                                                                    -----------
                                                                    1998  1999
                                                                    ---- ------
   Commissions, bonuses and other incentives....................... $334 $1,849
   Vacation........................................................  227    493
   Royalties.......................................................   16    100
   Professional services...........................................   77    640
   Marketing.......................................................   74    542
   Sales tax.......................................................  113    660
   Other...........................................................  126    565
                                                                    ---- ------
     Total......................................................... $967 $4,849
                                                                    ==== ======

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


F. Income Taxes:

    The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                    June 30,
                                 ----------------
                                  1998     1999
                                 -------  -------
   Deferred tax assets:
     Organizational and start-
      up costs, capitalized for
      tax......................  $     4  $     8
     Fixed assets..............       76      (36)
     Accrued expenses..........      288      109
     Deferred compensation.....      214      146
     Research and
      experimentation credit...      140       37
     Allowance for doubtful
      accounts.................      172      --
     Net operating loss
      carryforwards............    6,965    3,225
                                 -------  -------
                                   7,859    3,489
     Less valuation allowance..   (7,859)  (3,489)
                                 -------  -------
       Net deferred tax
        assets.................  $   --   $   --
                                 =======  =======

    In assessing the realizability of deferred tax assets, Silknet considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that Silknet has incurred net losses to date and expects to experience net losses in the near future, there is substantial doubt about whether Silknet will have sufficient future taxable income necessary to utilize the deferred tax assets over the periods which the deferred tax assets are deductible for federal and state income tax purposes. As a result, a 100% valuation allowance has been applied against Silknet net deferred tax assets.

    The following reconciles the difference between the federal statutory rate and Silknet's effective tax rate:

                                                             June 30,
                                                      ------------------------
                                                       1997    1998     1999
                                                      ------  -------  -------
   U.S. federal statutory rate....................... $ (972) $(2,209) $(3,679)
   State income taxes, net...........................    (29)     (59)    (645)
   Research and experimentation tax credit...........    (37)     --      (103)
   Other.............................................      2       17       59
   Change in valuation allowance.....................  1,036    2,251    4,368
                                                      ------  -------  -------
                                                      $  --   $   --   $   --
                                                      ======  =======  =======

    At June 30, 1999, Silknet has net operating loss carryforwards of approximately $18,600 for federal, state, and foreign income tax purposes which expire beginning in 2012. Under the provisions of the Internal Revenue Code, certain substantial changes in Silknet's ownership may have limited, or may limit in the future, the amount of net operating loss and research and experimentation credit carryforwards which could be utilized annually to offset future taxable income and income tax liabilities. The amount of any annual limitation is determined based upon Silknet's value prior to an ownership change.

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


G. Lines of Credit and Notes Payable:

    Lines of Credit

    During March 1997, Silknet entered into an equipment loan agreement under which Silknet was able to borrow up to $300 to finance fixed asset purchases. Advances under this facility were to be repaid over a 24-month period, commencing on April 30, 1997. Interest on the facility was at the bank's prime rate plus 2%. Borrowings under the facility were collateralized by all assets of Silknet. Silknet was required to meet certain minimum financial covenants for tangible net worth and liquidity with which Silknet was in compliance. This line of credit was repaid and terminated in 1999.

    During December 1997, Silknet entered into an equipment loan agreement under which Silknet could borrow up to $400 to finance fixed asset purchases. Advances under this facility are to be repaid over a 36-month period, commencing on March 31, 1998. The facility bears interest at the bank's prime rate (7.75% at June 30, 1999) plus 1%. Borrowings under the facility are collateralized by all assets of Silknet. Silknet is required to meet certain minimum financial covenants for tangible net worth and liquidity with which Silknet was in compliance. At June 30, 1999, the balance outstanding totaled $222.

    During March 1999, Silknet entered into a new bank line of credit which allows Silknet to borrow up to $3 million for working capital purposes and for the issuance of letters of credit. The line of credit expires in March 2000. Amounts available under the line of credit are a function of eligible accounts receivable and bear interest at the bank's prime rate (7.75% at June 30, 1999) plus 0.5%. Borrowings under the line of credit are collateralized by all assets of Silknet. Silknet is required to meet certain minimum financial covenants for tangible net worth and liquidity with which Silknet has been in compliance. At June 30, 1999, there were no amounts outstanding under the line of credit.

    At June 30, 1999, payments of principal and interest on existing debt were due as follows:

                         Fiscal year ending June 30,
   2000................................................................... $148
   2001...................................................................   92
                                                                           ----
   Total payments.........................................................  240
   Less amounts representing interest.....................................   18
                                                                           ----
   Total debt............................................................. $222
   Less current portion...................................................  133
                                                                           ----
                                                                           $ 89
                                                                           ====

    Notes Payable

    During May 1996, Silknet entered into a Note and Warrant Purchase Agreement with a private investor. Under the agreement, Silknet could borrow up to $250 and was required to issue warrants to purchase 250,000 shares of Silknet's common stock at $1.00 per share. In May 1996, Silknet issued a demand subordinated note payable under the agreement in the amount of $125 in

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.

exchange for cash and issued a warrant to purchase 125,000 shares of Silknet's common stock at $1.00 per share. This warrant expires in May 2002. In July 1996, Silknet issued another demand subordinated note payable under the agreement in the amount of $125 in exchange for cash and an additional warrant to purchase 125,000 shares of Silknet's common stock at $1.00 per share. This warrant expires in July 2002 (Note H). The fair value of each warrant at the time of issuance was estimated to be approximately $47, which was recorded as additional paid-in capital and reduced the carrying value of the debt. The fair value was estimated using the Black-Scholes model. The discount on each note of $47 was amortized over the estimated life of the note of six months.

    In November 1996, Silknet repaid the full amount due under each demand subordinated note by issuing 268,388 shares of Series A Convertible Participating Preferred Stock (Note I). No gain or loss was recognized on the exchange.

    During fiscal 1998, three investors and board members of InSite advanced $240 to InSite. On June 15, 1998 these advances were converted to 22,416 shares of common stock and notes payable in the amount of $27. The notes payable were due January 31, 2002 and had a stated interest rate of 6.1%. These notes were fully repaid in December 1999.

    On January 13, 1997, InSite issued notes payable to three investors and board members totaling $50, with a stated interest rate of 6.1% and a due date of January 31, 2002.

    On August 20, 1997, InSite issued notes payable to three investors and board members totaling $60, with a stated interest rate of 6.1% and a due date of January 31, 2002.

    These notes payable were all outstanding as of June 30, 1999. Interest expense on these notes payable totaled $1, $13 and $9 for the years ended June 30, 1997, 1998 and 1999.

    On August 20, 1999, InSite issued notes payable to three investors and board members totaling $225, with a stated interest rate of 10% and a due date of August 31, 2001.

    The notes payable outstanding at December 20, 1999 were repaid in full, including accrued interest.

H. Common Stock and Common Stock Warrants:

    During May 1996, Silknet issued a warrant to purchase 125,000 shares of common stock at $1.00 per share in connection with the first draw of $125 under a bridge loan agreement with Zero Stage Capital V, L.P. During July 1996, Silknet issued an additional warrant to purchase 125,000 shares of common stock in connection with the second draw of $125 under the bridge loan agreement with Zero Stage Capital V, L.P. (Note G). The total consideration received under each issuance was allocated between the note and the warrants based upon their relative fair values at the date of issuance. The estimated fair value at the time of issuance assigned to each issue of the warrants was approximately $47 and was recorded as additional paid-in capital, thus reducing the carrying value of the debt. The discount on the note of $94 was amortized over the estimated life of the note of six-months. One warrant expires in May 2002 and the other expires in July 2002.

    On January 13, 1997, InSite issued 302,358 shares of common stock at $0.33 per share to its founders for total consideration of $96 (net of offering costs of $4).

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


    During 1997, in connection with the issuance of the Series B Convertible Participating Preferred Stock, Silknet issued warrants to purchase 500,000 shares of common stock at $2.20 per share. The warrants expire in June 2003. The estimated fair value of the warrants at the time of issuance using the Black-Scholes model was insignificant.

    In June 1998, InSite issued 194,770 shares of common stock at an average price of $10.08 per share to its founders and private investors for total consideration of $1,951 (net of offering costs of $11). Of the total consideration, $213 was paid by its founders through the conversion of advances outstanding (Note G).

I. Convertible Preferred Stock:

    In October 1996, Silknet issued 2,364,584 shares of Series A Convertible Participating Preferred Stock ("Series A Preferred Stock") at $0.96 per share to private investors for total consideration of $2,252 (net of offering costs of $18). Of the total consideration, $250 was paid by one investor through the cancellation of demand subordinated notes payable issued by Silknet (Note G).

    The Series A Preferred Stock is voting. Dividends accrue annually and are cumulative at a rate of 10% of the original purchase price of $0.96 per share, on a per share basis. Dividends must be paid before any other dividends can be declared or paid on any other class of preferred stock or on any class of common stock. The Series A Preferred Stock is convertible at any time by the holders, at the then applicable conversion rate adjusted from time to time (one to one on the date of issuance). The Series A Preferred Stock is redeemable at the option of the holder beginning in May 2003 if Silknet has not made a qualified initial public offering of its common stock, as defined. Upon liquidation, holders of Series A Preferred Stock are entitled to receive, out of funds then generally available, $0.96 per share, plus any accrued and unpaid dividends, thereon. Following payment to holders of all other classes of preferred stock subordinate to the Series A Preferred Stock, holders of Series A Preferred Stock are then entitled to share in remaining available funds on an "as-if converted" basis with holders of common stock.

    In June 1997, the Company issued 2,500,000 shares of Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") at $2.00 per share to private investors for total consideration of $4,990 (net of offering costs of $10).

    The Series B Preferred Stock is voting. Dividends accrue annually and are cumulative at a rate of 10% of the original purchase price of $2.00 per share, on a per share basis. Dividends must be paid before any other dividends can be declared or paid on any class of common stock. The Series B Preferred Stock is convertible at any time by the holders, at the then applicable conversion rate as adjusted from time to time (one to one on the date of issuance). The Series B Preferred Stock is redeemable at the option of the holder beginning in May 2003 if Silknet has not made a qualified initial public offering of its common stock, as defined. Upon liquidation, holders of Series B Preferred Stock are entitled to receive, out of funds then generally available, $2.00 per share, plus any accrued and unpaid dividends, thereon. Following payment to holders of all other classes of preferred stock subordinate to the Series B Preferred Stock, holders of Series B Preferred Stock are then entitled to share in remaining available funds on an "as if converted" basis with holders of common stock.

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


    In May 1998, Silknet issued 3,089,157 shares of Series C Convertible Participating Preferred Stock ("Series C Preferred Stock") at $3.498117 per share to private investors for total consideration of $10,772 (net of offering costs of $34).

    The Series C Preferred Stock is voting. Dividends accrue annually and are cumulative at a rate of 10% of the original purchase price of $3.498117 per share, on a per share basis. Dividends must be paid before any other dividends can be declared or paid on any class of common stock. The Series C Preferred Stock is convertible at any time by the holders, at the then applicable conversion rate as adjusted from time to time (one to one on the date of issuance). The Series C Preferred Stock is redeemable at the option of the holder beginning in May 2003 if Silknet has not made a qualified initial public offering of its common stock, as defined. Upon liquidation, holders of Series C Preferred Stock are entitled to receive, out of funds then generally available, $3.498117 per share, plus all accrued and unpaid dividends thereon. Following payment to holders of all other classes of preferred stock subordinate to the Series C Preferred Stock, holders of Series C Preferred Stock are then entitled to share in remaining available funds on an "as if converted" basis with holders of common stock.

    In February 1999, Silknet issued 1,205,913 shares of Series D Convertible Preferred Stock ("Series D Preferred Stock") at $7.324109 per share to private investors for total consideration of $8,788 (net of offering costs of $44).

    The Series D Preferred Stock is voting. Dividends accrue annually and are cumulative at a rate of 10% of the original purchase price of $7.324109 per share, on a per share basis. Dividends must be paid before any other dividends can be declared or paid on any other classes of common stock. The Series D Preferred Stock is convertible at any time by the holders, at the then applicable conversion rate as adjusted from time to time (one to one on the date of issuance). The Series D Preferred Stock is redeemable at the option of the holder beginning in February 2004 if Silknet has not made a qualified initial public offering of its common stock, as defined. Upon liquidation, holders of Series D Preferred Stock are entitled to receive, out of funds then generally available, $7.324109 per share, plus all accrued and unpaid dividends.

    Upon the closing of Silknet's initial public offering, all outstanding shares of Preferred Stock automatically converted into shares of common stock as follows:

                                                                     Shares of
   Series                                                           Common Stock
   ------                                                           ------------
   Series A Preferred Stock........................................  2,364,584
   Series B Preferred Stock........................................  2,500,000
   Series C Preferred Stock........................................  3,089,157
   Series D Preferred Stock........................................  1,205,913
                                                                     ---------
                                                                     9,159,654
                                                                     =========

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


J. Initial Public Offering:

    In February 1999, the board of directors authorized Silknet management to file a Registration Statement with the Securities and Exchange Commission permitting Silknet to sell shares of its common stock in an initial public offering. The 9,159,654 outstanding shares of Series A, Series B, Series C and Series D Preferred Stock converted into 9,159,654 shares of common stock (Note
I).

    In May 1999, Silknet offered for sale 3,450,000 shares of common stock. Silknet received net proceeds from the offering of $46,830.

K. Stock Options:


    The 1999 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the board of directors and received stockholder approval in February 1999 and becomes effective on the date on which Silknet's common stock is registered under the Exchange Act. A total of 350,000 shares of common stock have been authorized for issuance under the Director Plan. The Director Plan is administered by the Silknet Compensation Committee. Under the Director Plan, each non-employee director who is or becomes a member of the board of directors is automatically granted on the date which the common stock becomes registered under the Exchange Act or, if not a director on that date, the date first elected to the board of directors, an initial option to purchase 10,000 shares of common stock. In addition, provided that the director continues to serve as a member of the board of directors, each non-employee director will be automatically granted on the third anniversary of his or her initial option grant date and each three years thereafter an option to purchase 10,000 shares of common stock. Provided that the director continues to serve as a member of the board of directors, one-third of the shares included in each grant will become exercisable on each of the first, second and third anniversaries of the date of grant. If a director fails to attend at least 75% of the board of directors meetings held in a fiscal year, that director will forfeit his or her rights with respect to the option installment which vested on the preceding vesting date, in proportion to the percentage of board of directors meetings not attended. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant and a term of ten years from the date of grant. As of June 30, 1999 options to purchase 50,000 shares of Silknet common stock had been granted under the Director Plan.

    The 1999 Stock Option and Incentive Plan (the "1999 Option Plan") was adopted by the board of directors and received stockholder approval in February 1999. A total of 1,000,000 shares of common stock have initially been reserved for issuance under the 1999 Option Plan. The 1999 Option Plan provides that the number of shares authorized for issuance will automatically increase by 5% of the outstanding number of shares of common stock on December 31, 1999, 2000 and 2001 up to a maximum of an additional 2,500,000 shares of common stock. Under the terms of the 1999 Option Plan, Silknet is authorized to grant incentive stock options as defined under the Internal Revenue Code, non-qualified options, stock awards or opportunities to make direct purchases of common stock to employees, officers, directors, consultants and advisors of Silknet and its subsidiaries. The 1999 Option Plan is administered by the Silknet Compensation Committee. The Silknet Compensation Committee selects the individuals to whom options will be granted and

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.

determines the option exercise price and other terms of each award, subject to the provisions of the 1999 Option Plan. Options granted under the 1999 Option Plan will expire on a date determined by the Compensation Committee, not to exceed 10 years. As of June 30, 1999, options to purchase 414,775 shares of Silknet common stock had been granted under the 1999 Option Plan.

    Silknet also has an Employee Stock Option Plan (the "1995 Option Plan") which provides for the issuance of options to purchase up to 2,391,900 shares of Silknet's common stock to eligible employees, officers, directors, consultants and advisors of Silknet. As of June 30, 1999, options to purchase 2,388,826 shares of Silknet common stock had been granted under the 1995 Option Plan. Under the 1995 Option Plan, the board of directors may award incentive and non-qualified stock options. Stock options entitle the holder to purchase common stock from Silknet for a specified exercise price, during a period specified by the applicable option agreement.

    Generally, options under the 1995 and 1999 Option vest over four years. Incentive stock options may not be granted with an exercise price less than the fair market value of Silknet's common stock at the date of grant or for a term exceeding ten years. The exercise price of each non-qualified stock option shall be specified by the board of directors.

    As part of Silknet's acquisition of InSite, Silknet assumed InSite's obligations under the InSite Marketing Technology, Inc. 1997 Stock Option Plan (the "1997 Option Plan). Options to purchase an aggregate 93,580 share of Silknet common stock were exchanged for all of the outstanding options under the 1997 Option Plan. No additional options will be granted under the 1997 Option Plan.

    Stock option activity for the years ended June 30, 1997, 1998 and 1999 is as follows:

                              Exercise Price     Exercise Price
                               Equals Grant     Less Than Grant
                             Date Stock Fair    Date Stock Fair
                                  Value              Value              Total
                            ------------------- ----------------- -------------------
                                       Weighted          Weighted            Weighted
                                       Average  Number   Average             Average
                             Number    Exercise   of     Exercise  Number    Exercise
                            of Shares   Price   Shares    Price   of Shares   Price
                            ---------  -------- -------  -------- ---------  --------
   Outstanding at June 30,
    1996...................   173,250    1.00   497,150    0.02     670,400    0.27
   Granted.................   671,086    0.96       --      --      671,086    0.96
   Cancelled...............   (84,742)   1.00       --      --      (84,742)   1.00
                            ---------    ----   -------    ----   ---------    ----
   Outstanding at June 30,
    1997...................   759,594    0.97   497,150    0.02   1,256,744    0.59
   Granted.................   439,228    1.25       --      --      439,228    1.25
   Exercised...............   (69,725)   1.00       --      --      (69,725)   1.00
   Cancelled...............   (44,716)   1.04       --      --      (44,716)   1.04
                            ---------    ----   -------    ----   ---------    ----
   Outstanding at June 30,
    1998................... 1,084,381    1.07   497,150    0.02   1,581,531    0.74
   Granted.................   960,750    9.18   462,214    4.75   1,422,964    7.74
   Exercised...............  (309,194)   1.17      (493)   1.75    (309,687)   1.17
   Cancelled...............  (123,380)   1.72    (3,750)   1.75    (127,130)   1.72
                            ---------    ----   -------    ----   ---------    ----
   Outstanding at June 30,
    1999................... 1,612,557    5.83   955,121    2.30   2,567,678    4.52
                            =========    ====   =======    ====   =========    ====

  As of June 30, 1999, 632,701 shares were available for grant under the 1999 Option Plan, the 1997 Option Plan and the 1995 Option plan.

                            SILKNET SOFTWARE, INC.

              (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.

    The following table summarizes information about stock options outstanding at June 30, 1999:

                                                                  Vested and
                                                                  Exercisable
                                                  Weighted-    -----------------
                                                   Average             Weighted-
                                                  remaining    Number   Average
                                     Number      contractual     of    Exercise
   Exercise Price                  Outstanding life (in years) Shares    Price
   --------------                  ----------- --------------- ------  ---------
   $ 0.02.........................    497,150       6.15       467,851   $0.02
     0.33.........................     47,168       7.71        21,818    0.33
     1.00.........................    726,898       7.67       283,339    1.00
     1.75.........................    649,166       9.20        89,101    1.75
     3.31.........................     22,678       8.39         7,559    3.31
     5.50--7.32...................    236,000       9.73           --      --
     9.50--12.24..................    113,307       9.77           843    9.54
    15.00.........................     50,000       9.85           --      --
    24.81--35.56..................    220,561       9.87           --      --
    41.56--46.38..................      4,750       9.88           --      --
                                    ---------       ----       -------   -----
   $ 0.02--46.38..................  2,567,678       8.08       870,511    0.56
                                    =========       ====       =======   =====

    Silknet records deferred compensation for options issued with exercise prices below the estimated fair value of common stock. Deferred compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of $93, $84 and $192 was recognized during the years ended June 30, 1997, 1998, and 1999, respectively.

    Silknet applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans. Silknet has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Accordingly, no compensation expense has been recognized for the stock option plans as calculated under SFAS 123.

    Had compensation cost for Silknet's stock option plan been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997, consistent with the provisions of SFAS 123, Silknet's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                  Year ended June 30,
                                                ----------------------------
                                                 1997      1998       1999
                                                -------   -------   --------
   Net loss--as reported....................... $(3,049)  $(7,399)  $(12,607)
   Net loss--pro forma......................... $(3,227)  $(7,587)  $(13,761)
   Basic and diluted net loss per share--as
    reported...................................  $(1.13)   $(2.57)   $ (2.44)
   Basic and diluted net loss per share--pro
    forma...................................... $ (1.20)  $ (2.64)  $  (2.66)

                            SILKNET SOFTWARE, INC.

              (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in each of the following periods:

                                                        Year ended June 30,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Dividend yield....................................       0%       0%       0%
   Expected volatility...............................       0%       0%      85%
   Risk free interest rate...........................     6.0%     5.5%     5.0%
   Expected lives.................................... 5 years  5 years  5 years

    The weighted average grant date fair values using the Black-Scholes option pricing model were:

                                                               Year ended June
                                                                     30,
                                                              -----------------
                                                              1997  1998  1999
                                                              ----- ----- -----
   Exercise price equals grant date stock fair value......... $0.34 $0.40 $7.28
   Exercise price less than grant date stock fair value......   --    --  $5.82
   All options............................................... $0.34 $0.40 $6.80

    The effects of applying SFAS 123 in this disclosure are not indicative of future amounts. Additional grants in future years are anticipated.

    On February 23, 1999, the board of directors adopted the 1999 Employee stock purchase plan (the "Purchase Plan"). The Purchase Plan allows for the issuance of 350,000 shares of Silknet's common stock to eligible employees. Under the Purchase Plan, Silknet is authorized to make a series of offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower. The first offering period of the Purchase Plan commenced upon the initial public offering of the common stock to the public and ended on January 31, 2000.

L. Commitments and Contingencies:

    Silknet leases office space and equipment under non-cancelable operating leases extending through July 2004. Certain of these leases contain renewal options and provisions that adjust the lease payment based upon changes in the consumer price index and require Silknet to pay operating costs, including property taxes, insurance and maintenance. Rent expense under non-cancelable operating leases totaled $83, $299 and $735 for the years ended June 30, 1997, 1998 and 1999, respectively.

                             SILKNET SOFTWARE, INC.

               (In thousands, except share and per share amounts)

 Information as of December 31, 1999 and for the six months ended December 31,
                          1998 and 1999 is unaudited.


    The following is a schedule of future minimum lease payments on noncancelable operating leases at June 30, 1999:

   Fiscal Years ending June 30:
     2000............................................................... $1,138
     2001...............................................................  1,185
     2002...............................................................  1,170
     2003...............................................................  1,228
     2004...............................................................    890
     Thereafter.........................................................     45

M. Employee Benefit Plans:

    Silknet maintains two 401(k) plans qualified under Section 401(k) of the Internal Revenue Code. One plan is for former InSite employees and the other is for all other Silknet employees. All Silknet employees are eligible to participate in their respective 401(k) plans. Under the Silknet and InSite 401(k) plans, a participant may contribute a maximum of 20% and 15%, respectively, of his or her pre-tax salary, commissions and bonuses through payroll deductions (up to the statutorily prescribed annual limit of $10,000 in 1999) to the 401(k) plan. The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of the board of directors, Silknet may make discretionary profit-sharing contributions into the 401(k) plans for all eligible employees. To date, Silknet has made no profit-sharing contributions to either 401(k) plan.

N. Related Party Transactions:

    During the years ended June 30, 1997, 1998 and 1999, Silknet recognized license and services revenue from transactions with affiliated companies of $31, $56 and $16, respectively. Additionally, Silknet recognized license and service revenue from transactions with an investor of $1,006 during the year ended June 30, 1999.

    A member of the board of directors of InSite provided consulting services to InSite for which he was paid $3 during the year ended June 30, 1999.

O. Investment in Private Company

    In October 1999 Silknet invested $1,500 in Safe Harbor Inc., an unrelated private company. In exchange for its investment, Silknet received approximately 9% ownership interest in Safe Harbor at the time of purchase and a seat on the board of directors. The Company has recorded its investment using the cost basis of accounting.

P. Subsequent Event

    On February 6, 2000, Silknet entered into an Agreement and Plan of Reorganization with Kana Communications, Inc. ("Kana"). Pursuant to the agreement, holders of outstanding shares of Silknet common stock will receive, in exchange for each share of Silknet common stock held, 1.66 shares of common stock of Kana. In addition, Kana will assume all outstanding options and warrants to purchase Silknet common stock and will assume all purchase rights outstanding under Silknet's employee stock purchase plan. The transaction will be accounted for as a purchase. The transaction has been approved by both Kana and Silknet Board of Directors and the closing is subject to approval by Kana and Silknet stockholders and certain other customary closing conditions.

                                                                      APPENDIX I

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  dated as of

                                FEBRUARY 6, 2000

                                  by and among

                           KANA COMMUNICATIONS, INC.,

                            PISTOL ACQUISITION CORP.

                                      and

                             SILKNET SOFTWARE INC.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE I. THE MERGER...................................................   I-2
    Section 1.01 Effective Time Of The Merger...........................    I-2
    Section 1.02 Closing................................................    I-2
    Section 1.03 Effects Of The Merger..................................    I-2
    Section 1.04 Directors And Officers.................................    I-2
 ARTICLE II. CONVERSION OF SECURITIES....................................   I-3
    Section 2.01 Conversion Of Capital Stock............................    I-3
    Section 2.02 Exchange Of Certificates...............................    I-3
 ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SILKNET..................   I-6
    Section 3.01 Organization of Silknet................................    I-6
    Section 3.02 Silknet Capital Structure..............................    I-6
    Section 3.03 Authority; No Conflict; Required Filings And Consents..    I-7
    Section 3.04 SEC Filings; Financial Statements......................    I-8
    Section 3.05 No Undisclosed Liabilities.............................    I-8
    Section 3.06 Absence Of Certain Changes Or Events...................    I-9
    Section 3.07 Taxes..................................................    I-9
    Section 3.08 Properties.............................................    I-9
    Section 3.09 Intellectual Property..................................   I-10
    Section 3.10 Agreements, Contracts And Commitments..................   I-10
    Section 3.11 Litigation.............................................   I-11
    Section 3.12 Environmental Matters..................................   I-11
    Section 3.13 Employee Benefit Plans.................................   I-12
    Section 3.14 Compliance With Laws...................................   I-12
    Section 3.15 Tax Matters............................................   I-13
    Section 3.16 Labor Matters..........................................   I-13
    Section 3.17 Insurance..............................................   I-13
    Section 3.18 No Existing Discussions................................   I-13
    Section 3.19 Interested Party Transactions..........................   I-13
                 Registration Statement; Joint Proxy
    Section 3.20 Statement/Prospectus...................................   I-13
    Section 3.21 Payments Resulting from Mergers........................   I-14
    Section 3.22 Opinion Of Financial Advisor...........................   I-14
                 Section 203 of the DGCL Not Applicable; Silknet Rights
    Section 3.23 Plan...................................................   I-14
    Section 3.24 Voting Requirements....................................   I-15
    Section 3.25 Brokers................................................   I-15
    Section 3.26 Certain Contracts......................................   I-15
    Section 3.27 Silknet Voting Agreement...............................   I-15
 ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF Kana......................  I-15
    Section 4.01 Organization Of Kana And Merger Sub....................   I-15
    Section 4.02 Kana Capital Structure.................................   I-16
    Section 4.03 Authority; No Conflict; Required Filings And Consents..   I-16
    Section 4.04 SEC Filings; Financial Statements......................   I-17
    Section 4.05 No Undisclosed Liabilities.............................   I-18
    Section 4.06 Absence Of Certain Changes Or Events...................   I-18
    Section 4.07 Taxes..................................................   I-18
    Section 4.08 Agreements, Contracts And Commitments..................   I-18
    Section 4.09 Litigation.............................................   I-19
    Section 4.10 Employee Benefit Plans.................................   I-19
    Section 4.11 Compliance With Laws...................................   I-19

                                                                           Page
                                                                           ----
    Section 4.12 Tax Matters............................................   I-19
                 Registration Statement; Joint Proxy
    Section 4.13 Statement/Prospectus...................................   I-19
    Section 4.14 Opinion Of Financial Advisor...........................   I-20
    Section 4.15 Voting Requirements....................................   I-20
    Section 4.16 Brokers................................................   I-20
    Section 4.17 Kana Voting Agreement..................................   I-20
    Section 4.18 Intellectual Property..................................   I-20
    Section 4.19 Certain Contracts......................................   I-21
 ARTICLE V. CONDUCT OF BUSINESS..........................................  I-21
    Section 5.01 Covenants Of Silknet...................................   I-21
    Section 5.02 Covenants Of Kana......................................   I-23
    Section 5.03 Cooperation............................................   I-24
    Section 5.04 Advice of Changes......................................   I-24
 ARTICLE VI. ADDITIONAL AGREEMENTS.......................................  I-25
    Section 6.01 Proxy Statement/Prospectus; Registration Statement.....   I-25
    Section 6.02 No Solicitation by Silknet.............................   I-25
    Section 6.03 No Solicitation by Kana................................   I-27
    Section 6.04 Nasdaq.................................................   I-28
    Section 6.05 Access To Information..................................   I-28
    Section 6.06 Stockholders Meetings..................................   I-29
    Section 6.07 Legal Conditions To Merger.............................   I-31
    Section 6.08 Public Disclosure......................................   I-32
    Section 6.09 Tax-Free Reorganization................................   I-32
    Section 6.10 Nasdaq Quotation.......................................   I-32
    Section 6.11 Stock Plans and Warrants...............................   I-32
    Section 6.12 Stock Option and Voting Agreements.....................   I-35
    Section 6.13 Board Composition......................................   I-35
    Section 6.14 Brokers Or Finders.....................................   I-35
    Section 6.15 Stand-Off Agreements...................................   I-35
    Section 6.16 Registration Rights....................................   I-36
    Section 6.17 Indemnification........................................   I-36
    Section 6.18 Benefit Plans..........................................   I-37
                 Registration Statement; Joint Proxy
    Section 6.19 Statement/Prospectus...................................   I-38
    Section 6.20 Section 16.............................................   I-38
 ARTICLE VII. CONDITIONS TO MERGER.......................................  I-39
                 Conditions To Each Party's Obligation To Effect The
    Section 7.01 Merger.................................................   I-39
                 Additional Conditions To Obligations Of Kana And Merger
    Section 7.02 Sub....................................................   I-39
    Section 7.03 Additional Conditions To Obligations Of Silknet........   I-40
    Section 7.04 Frustration of Closing Conditions......................   I-41
 ARTICLE VIII. TERMINATION AND AMENDMENT.................................  I-41
    Section 8.01 Termination............................................   I-41
    Section 8.02 Effect of Termination..................................   I-42
    Section 8.03 Expenses and Termination Fees..........................   I-42
    Section 8.04 Amendment..............................................   I-43
    Section 8.05 Extension; Waiver......................................   I-44
 ARTICLE IX. MISCELLANEOUS...............................................  I-44
                 Nonsurvival Of Representations, Warranties And
    Section 9.01 Agreements.............................................   I-44

                                                                            Page
                                                                            ----
    Section 9.02 Notices.................................................   I-44
    Section 9.03 Definitions.............................................   I-45
    Section 9.04 Interpretation..........................................   I-46
    Section 9.05 Counterparts............................................   I-46
    Section 9.06 Entire Agreement; No Third Party Beneficiaries..........   I-46
    Section 9.07 Governing Law...........................................   I-46
    Section 9.08 Assignment..............................................   I-47
 EXHIBITS
    EXHIBIT A    Silknet Stock Voting Agreement
    EXHIBIT B    Kana Stock Voting Agreement
    EXHIBIT C    Silknet Stock Option Agreement
    EXHIBIT D    Kana Stock Option Agreement
    EXHIBIT E    Stand-Off Agreement
    EXHIBIT F    Rights Agreement Amendment

                             TABLE OF DEFINED TERMS

                                                               Cross-Reference
Terms                                                            in Agreement
-----                                                         ------------------
Agreement.................................................... Preamble
Bankruptcy and Equity Exception.............................. Section 3.03(a)
Certificate of Merger........................................ Section 1.01
Closing...................................................... Section 1.02
Closing Date................................................. Section 1.02
Confidentiality Agreement.................................... Section 9.01
Constituent Corporations..................................... Section 1.03
Costs........................................................ Section 6.17(a)
Current Premium.............................................. Section 6.17(b)
DGCL......................................................... Section 1.01
Effective Time............................................... Section 1.01
Environmental Law............................................ Section 3.12(b)
ERISA........................................................ Section 3.13(a)
ERISA Affiliate.............................................. Section 3.13(a)
Exchange Act................................................. Section 3.03(c)
Exchange Agent............................................... Section 2.02(a)
Exchange Fund................................................ Section 2.02(a)
Exchange Ratio............................................... Section 2.01(c)
Governmental Entity.......................................... Section 3.03(c)
Hazardous Substance.......................................... Section 3.12(c)
Indemnified Parties.......................................... Section 6.17(a)
Internal Revenue Code........................................ Preamble
IRS.......................................................... Section 3.07(b)
Joint Proxy Statement/Prospectus............................. Section 3.20
Kana Balance Sheet........................................... Section 4.04(b)
Kana Common Stock............................................ Section 2.01(b)
Kana Disclosure Schedule..................................... Article IV
Kana Employee Plans.......................................... Section 6.18(c)
Kana Entry Date.............................................. Section 6.11(f)
Kana ESPP.................................................... Section 6.18(b)
Kana Intellectual Property Rights............................ Section 4.18(a)
Kana Material Adverse Effect................................. Section 9.03(b)
Kana Material Contracts...................................... Section 4.08
Kana Preferred Stock......................................... Section 4.02(a)
Kana Principal Stockholders.................................. Preamble
Kana SEC Reports............................................. Section 4.04(a)
Kana Stock Option Agreement.................................. Preamble
Kana Stock Plans............................................. Section 4.02(a)
Kana Stockholders Agreement.................................. Preamble
Kana Stockholders Meeting.................................... Section 3.20
Kana Superior Offer.......................................... Section 6.06(d)
Kana Takeover Proposal....................................... Section 6.03(d)
Kana Voting Proposal......................................... Section 6.03(a)
Material Lease(s)............................................ Section 3.08(a)
Merger....................................................... Preamble
Merger Consideration......................................... Section 2.01(c)(c)
Merger Sub................................................... Preamble
Order........................................................ Section 6.07(b)

                                                                 Cross-Reference
Terms                                                             in Agreement
-----                                                            ---------------
Other Filings................................................... Section 6.01
Payment Period.................................................. Section 3.02(c)
Registration Statement.......................................... Section 3.20
Representatives................................................. Section 6.02(a)
Repurchase Options.............................................. Section 6.11(a)
SEC............................................................. Section 3.03(c)
SEC Effective Date.............................................. Section 6.01
Securities Act.................................................. Section 3.04(a)
Stand-Off Agreement............................................. Section 6.15
Silknet Balance Sheet........................................... Section 3.04(b)
Silknet Certificates............................................ Section 2.02(b)
Silknet Common Stock............................................ Section 2.01(b)
Silknet Disclosure Schedule..................................... Article III
Silknet Employee Plans.......................................... Section 3.13(a)
Silknet ESPP.................................................... Section 3.02(c)
Silknet Intellectual Property Rights............................ Section 3.09(a)
Silknet Material Adverse Effect................................. Section 9.03(a)
Silknet Material Contracts...................................... Section 3.10
Silknet Preferred Stock......................................... Section 3.02(a)
Silknet Principal Stockholders.................................. Preamble
Silknet Rights Plan............................................. Section 3.23(b)
Silknet SEC Reports............................................. Section 3.04(a)
Silknet Stock Option............................................ Section 6.11
Silknet Stock Option Agreement.................................. Preamble
Silknet Stock Plans............................................. Section 3.02(a)
Silknet Stockholder Approval.................................... Section 3.24
Silknet Stockholders Agreement.................................. Preamble
Silknet Stockholders Meeting.................................... Section 3.20
Silknet Superior Offer.......................................... Section 6.06(b)
Silknet Takeover Proposal....................................... Section 6.01(c)
Stock Option Agreements......................................... Preamble
Subsidiary...................................................... Section 3.01
Surviving Corporation........................................... Section 1.03
Tax............................................................. Section 3.07(a)
Taxes........................................................... Section 3.07(a)
Voting Agreements............................................... Section 6.12

                      AGREEMENT AND PLAN OF REORGANIZATION

    AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of February 6, 2000, by and among Kana Communications, Inc., a Delaware corporation ("Kana"), Pistol Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Kana ("Merger Sub") and Silknet Software Inc., a Delaware corporation ("Silknet").

    WHEREAS, the Boards of Directors of Kana and Silknet deem it advisable and in the best interests of each corporation and their respective stockholders that Kana and Silknet combine in order to advance the long-term business interests of Kana and Silknet;

    WHEREAS, the respective Boards of Directors of Kana and Silknet have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and that the products and services of Silknet will compliment and enhance the products and services of Kana;

    WHEREAS, the combination of Kana and Silknet shall be effected by the terms of this Agreement through a merger in which the stockholders of Silknet will become stockholders of Kana (the "Merger");

    WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Kana and Merger Sub to enter into this Agreement, Kana and certain principal stockholders of Silknet (the "Silknet Principal Stockholders") are entering into an agreement (the "Silknet Stockholders Agreement") pursuant to which the Silknet Principal Stockholders will agree to vote to approve this Agreement and to take certain other actions in furtherance of the Merger upon the terms and subject to the conditions set forth in the Silknet Stockholders Agreement;

    WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Silknet to enter into this Agreement, Silknet and certain directors, officers and principal stockholders of Kana (the "Kana Principal Stockholders") are entering into an agreement (the "Kana Stockholders Agreement") pursuant to which the Kana Principal Stockholders will agree to vote to approve the transactions contemplated by this Agreement and to take certain other actions in furtherance of the Merger upon the terms and subject to the conditions set forth in the Kana Stockholders Agreement;

    WHEREAS, immediately following execution and delivery of this Agreement, Silknet and Kana will enter into stock option agreements whereby Silknet will grant Kana the option to purchase shares of Silknet Common Stock (the "Silknet Stock Option Agreement") and Kana will grant Silknet the option to purchase shares of Kana Common Stock (the "Kana Stock Option Agreement") (collectively, the "Stock Option Agreements");

    WHEREAS, for federal income tax purposes, it is intended that (a) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") and the rules and regulations promulgated thereunder, (b) this Agreement constitutes a plan of reorganization, and (c) Kana, Merger Sub and Silknet will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

    WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a purchase; and

    WHEREAS, Kana, Merger Sub and Silknet desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I.

                                   THE MERGER

    Section 1.01 Effective Time Of The Merger.

    Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") in such form as is required by the relevant provisions of the Delaware General Corporation Law ("DGCL") shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.03) and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, as early as practicable on the Closing Date (as defined in Section 1.02). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time").

    Section 1.02 Closing.

    The closing of the Merger (the "Closing") will take place at 10:00 a.m., local time, on a date to be specified by Kana and Silknet, which shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Section 7.01, Section 7.02(b) (other than the delivery of the officers' certificate referred to therein) and Section 7.03(b) (other than the delivery of the officers' certificate referred to therein) (provided that the other closing conditions set forth in Article VII have been met or waived as provided in Article VII at or prior to the Closing), (the "Closing Date"), at the offices of Brobeck, Phleger & Harrison LLP, Palo Alto California, unless another date, place or time is agreed to in writing by Kana and Silknet.

    Section 1.03 Effects Of The Merger.

    At the Effective Time (i) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into Silknet (Merger Sub and Silknet are sometimes referred to below as the "Constituent Corporations" and Silknet following the Merger is sometimes referred to below as the "Surviving Corporation"), (ii) the Certificate of Incorporation of Silknet shall be amended so that Article Fourth of such Certificate of Incorporation reads in its entirety as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1000, all of which shall consist of Common Stock, par value $.001 per share," and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation, and (iii) the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

    Section 1.04 Directors And Officers.

      (a) The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

      (b) Kana shall take such action so that, upon the Effective Time, James C. Wood shall become a director of Kana. James C. Wood shall be nominated for director of Kana at the next annual meeting of stockholders of Kana.

                                  ARTICLE II.

                            CONVERSION OF SECURITIES

    Section 2.01 Conversion Of Capital Stock.

    As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Silknet Common Stock or capital stock of Merger Sub:

    (a) Capital Stock Of Merger Sub. Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.001 per share, of the Surviving Corporation.

    (b) Cancellation Of Treasury Stock And Kana-Owned Stock. All shares of Common Stock, par value $.01 per share, of Silknet ("Silknet Common Stock") that are owned by Silknet as treasury stock and any shares of Silknet Common Stock owned by Kana, Merger Sub or any other wholly-owned Subsidiary (as defined in Section 3.01) of Kana shall be cancelled and retired and shall cease to exist and no stock of Kana or other consideration shall be delivered in exchange therefor. All shares of Common Stock, par value $.001 per share, of Kana ("Kana Common Stock") owned by Silknet shall be unaffected by the Merger.

    (c) Exchange Ratio For Silknet Common Stock. Subject to Section 2.02, each issued and outstanding share of Silknet Common Stock (other than shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive 0.83 of a duly authorized, validly issued, fully paid and nonassessable share (the "Exchange Ratio") of Kana Common Stock (the "Merger Consideration"). As of the Effective Time, all such shares of Silknet Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Kana Common Stock and any cash in lieu of fractional shares of Kana Common Stock to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.02, without interest. In the event Kana changes (or establishes a record date for changing) the number of shares of Kana Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Kana Common Stock and the record date therefor shall be prior to the Effective Time (including the two-for-one stock dividend expected to be paid by Kana on February 22, 2000), the Exchange Ratio shall be proportionately and equitably adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction.

    Section 2.02 Exchange Of Certificates.

    The procedures for exchanging outstanding shares of Silknet Common Stock for Kana Common Stock pursuant to the Merger are as follows:

    (a) Exchange Agent. As of the Effective Time, Kana shall deposit with a bank or trust company designated by Kana and Silknet (the "Exchange Agent"), for the benefit of the holders of shares of Silknet Common Stock, for exchange in accordance with this Section 2.02, through the Exchange Agent, certificates representing the shares of Kana Common Stock (such shares of Kana Common Stock, together with any dividends or distributions with respect thereto issuable by virtue of subsection (c) below, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for outstanding shares of Silknet Common Stock and any cash payable in lieu of fractional shares of Silknet Common Stock.

    (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Silknet Common Stock (the "Silknet Certificates") whose shares were converted pursuant to Section 2.01 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Silknet Certificates shall pass, only upon delivery of the Silknet Certificates to the Exchange Agent and shall be in such form and have such other provisions as Kana and Silknet may reasonably specify) and (ii) instructions for effecting the surrender of the Silknet Certificates in exchange for the Merger Consideration (plus cash in lieu of fractional shares, if any, of Kana Common Stock as provided below). Upon surrender of a Silknet Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Silknet Certificate shall receive in exchange therefor a certificate representing that number of whole shares of Kana Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with subsection (c) below, cash in lieu of any fractional share of Kana Common Stock in accordance with subsection (e) below, and the Silknet Certificate so surrendered shall immediately be cancelled. In the event of a transfer of ownership of Silknet Common Stock which is not registered in the transfer records of Silknet, a certificate representing the proper number of shares of Kana Common Stock may be issued to a transferee if the Silknet Certificate representing such Silknet Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Silknet Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and cash in lieu of any fractional shares of Kana Common Stock as contemplated by this
Section 2.02.

    (c) Distributions With Respect To Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Kana Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Silknet Certificate with respect to the shares of Kana Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below, and all such dividends, other distributions and cash in lieu of fractional shares of Kana Common Stock shall be paid by Kana to the Exchange Agent and shall be included in the Exchange Fund, in each case until the holder of record of such Silknet Certificate shall surrender such Silknet Certificate. Subject to the effect of applicable laws, following surrender of any such Silknet Certificate, there shall be paid to the record holder of the certificates representing whole shares of Kana Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Kana Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Kana Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Kana Common Stock.

    (d) No Further Ownership Rights In Silknet Common Stock. All shares of Kana Common Stock issued upon the surrender for exchange of Silknet Certificates in accordance with the terms hereof (including any cash paid pursuant to subsection (c) or subsection (e) of this Section 2.02) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Silknet Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Silknet on such shares of Silknet Common Stock in accordance with the terms of this Agreement (to the extent permitted under Section 5.01) prior to the date hereof and which remain unpaid at the Effective Time, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Silknet Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Silknet Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.02.

    (e) No Fractional Shares. No certificate or scrip representing fractional shares of Kana Common Stock shall be issued upon the surrender for exchange of Silknet Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Kana. Notwithstanding any other provision of this Agreement, each holder of shares of Silknet Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Kana Common Stock (after taking into account all Silknet Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Kana Common Stock multiplied by the average of the last reported sales prices of Kana Common Stock, as reported on the Nasdaq National Market, on each of the ten (10) trading days immediately preceding the date of the Effective Time.

    (f) Termination Of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Silknet Certificates for one hundred eighty (180) days after the Effective Time shall be delivered to Kana, upon demand, and any holders of Silknet Certificates who have not previously complied with this Section 2.02 shall thereafter look only to Kana for payment of their claim for Merger Consideration, any cash in lieu of fractional shares of Kana Common Stock and any dividends or distributions with respect to Kana Common Stock.

    (g) No Liability. Neither Kana nor Silknet shall be liable to any holder of shares of Silknet Common Stock or Kana Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (h) Withholding Rights. Each of Kana and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Silknet Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Surviving Corporation or Kana, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Silknet Common Stock in respect of which such deduction and withholding was made by Surviving Corporation or Kana, as the case may be.

    (i) Lost Silknet Certificates. If any Silknet Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Silknet Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Silknet Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Silknet Certificate the shares of Kana Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Kana Common Stock deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III.

                   REPRESENTATIONS AND WARRANTIES OF SILKNET

    Silknet represents and warrants to Kana and Merger Sub that the statements contained in this Article III are true and correct except as set forth herein and in the disclosure schedule delivered by Silknet to Kana on or before the date of this Agreement (the "Silknet Disclosure Schedule"). The Silknet Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered sections contained in this Article III and the disclosure in any paragraph shall qualify other sections in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections.

    Section 3.01 Organization of Silknet.

    Each of Silknet and its Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Silknet Material Adverse Effect, as defined in Section 9.03(a). Except as set forth in the Silknet SEC Reports (as defined in Section 3.04) filed prior to the date hereof, neither Silknet nor any Subsidiary of Silknet directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Silknet and comprising less than five percent (5%) of the outstanding stock of such company. Each and every Subsidiary of Silknet and its place of incorporation or organization is listed in Section 3.01 of the Silknet Disclosure Schedule. As used in this Agreement, the word "Subsidiary" or "Subsidiaries" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

    Section 3.02 Silknet Capital Structure.

    (a) The authorized capital stock of Silknet consists of 50,000,000 shares of Common Stock, $.01 par value, and 15,000,000 shares of Preferred Stock, $.01 par value, ("Silknet Preferred Stock"). As of February 3, 2000, (i) 17,174,133 shares of Silknet Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and (ii) no shares of Silknet Common Stock were held in the treasury of Silknet or by its Subsidiaries. The Silknet Disclosure Schedule shows the number of shares of Silknet Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of February 3, 2000 and the plans under which such options were granted (collectively, the "Silknet Stock Plans"). No material change in such capitalization has occurred between December 31, 2000 and the date of this Agreement. As of the date of this Agreement, none of the shares of Silknet Preferred Stock is issued and outstanding. All shares of Silknet Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Silknet or its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Silknet Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than guarantees of bank obligations of its Subsidiaries entered into in the ordinary course of business, except for repurchase rights of Silknet under the Silknet stock option plans, or under any stock option agreements pursuant to which options were granted under these plans. All of the outstanding shares of capital stock of Silknet's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by Silknet or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Silknet's voting rights, charges or other encumbrances of any nature.

    (b) Except as disclosed in Section 3.02 of the Silknet Disclosure Schedule or as set forth in this Section 3.02 or as reserved for future grants of options under the Silknet Stock Plans or the Silknet Stock Option Agreement, there are no equity securities of any class of Silknet or its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. There are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Silknet or any Subsidiary is a party or by which it is bound obligating Silknet or any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Silknet or any Subsidiary or obligating Silknet or any Subsidiary to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of Silknet and to which Silknet is a party. The terms of the Silknet Stock Plans and the agreements evidencing the outstanding options thereunder will permit the assumption of those options by Kana in the manner contemplated in
Section 6.11 of this Agreement, without the approval or consent of the holders of those options, the Silknet stockholders or other party.

    (c) The current "Payment Period" (as defined under the Silknet Employee Purchase Plan (the "Silknet ESPP")) began on February 1, 2000, and will end on the date determined in accordance with Section 6.11(f) of this Agreement. Except for the purchase rights granted under the Silknet ESPP on February 1, 2000, to the current participants in the Payment Period that commenced on that date, there are no other purchase rights or options outstanding under the Silknet ESPP.

    Section 3.03 Authority; No Conflict; Required Filings And Consents.

    (a) Silknet has all requisite corporate power and authority to enter into this Agreement and the Silknet Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Silknet Stock Option Agreement and the consummation of the transactions contemplated by this Agreement and the Silknet Stock Option Agreement by Silknet have been duly authorized by all necessary corporate action on the part of Silknet, subject only to the approval of the Merger by Silknet stockholders under the DGCL. This Agreement and the Silknet Stock Option Agreement have been duly executed and delivered by Silknet and constitute the valid and binding obligations of Silknet, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity (the "Bankruptcy and Equity Exception").

    (b) The execution and delivery of this Agreement and the Silknet Stock Option Agreement by Silknet does not, and the consummation of the transactions contemplated by this Agreement and the Silknet Stock Option Agreement will not,
(i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of Silknet, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Silknet or its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Silknet or any Subsidiary or any of its or their properties or assets, except in the case of
(ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which, individually or in the aggregate, would not have a Silknet Material Adverse Effect.

    (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Silknet or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Silknet Stock Option Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Joint Proxy Statement/Prospectus (as defined in Section 3.20 below) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Silknet Material Adverse Effect.

    Section 3.04 SEC Filings; Financial Statements.

    (a) Silknet has filed and made available to Kana all forms, reports and documents required to be filed by Silknet with the SEC since May 5, 1999 other than registration statements on Form S-8 (collectively, the "Silknet SEC Reports"). The Silknet SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then as and on the date so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Silknet SEC Reports or necessary in order to make the statements in such Silknet SEC Reports, in the light of the circumstances under which they were made, not misleading. Silknet's Subsidiaries are not required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Silknet SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented the consolidated financial position of Silknet and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of Silknet as of June 30, 1999 is referred to herein as the "Silknet Balance Sheet."

    Section 3.05 No Undisclosed Liabilities.

    Except as disclosed in the Silknet SEC Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since December 31, 1999 in the ordinary course of business consistent with past practices, Silknet and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate would have a Silknet Material Adverse Effect.

    Section 3.06 Absence Of Certain Changes Or Events.

    Except as disclosed in the Silknet SEC Reports filed prior to the date hereof or disclosed in writing by Silknet to Kana on or prior to the date hereof, since the date of the Silknet Balance Sheet, Silknet and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been
(i) any Silknet Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Silknet or any of its Subsidiaries having a Silknet Material Adverse Effect; (iii) any material change by Silknet in its accounting methods, principles or practices to which Kana has not previously consented in writing; (iv) any revaluation by Silknet of any of its assets having a Silknet Material Adverse Effect; or (v) any other action or event that would have required the consent of Kana pursuant to
Section 5.01 of this Agreement had such action or event occurred after the date of this Agreement and that, individually or in the aggregate, has had a Silknet Material Adverse Effect.

    Section 3.07 Taxes.

    (a) For the purposes of this Agreement, the terms "Tax" and, collectively, "Taxes" mean any and all material federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

    (b) Silknet and each of its Subsidiaries have (i) filed all federal, state, local and foreign tax returns and reports required to be filed by them prior to the date of this Agreement (taking into account extensions), (ii) paid or accrued all Taxes due and payable, and (iii) paid or accrued all Taxes for which a notice of assessment or collection has been received (other than amounts being contested in good faith by appropriate proceedings), except in the case of clause (i), (ii) or (iii) for any such filings, payments or accruals which are not reasonably likely, individually or in the aggregate, to have a Silknet Material Adverse Effect. Neither the Internal Revenue Service (the "IRS") nor any other taxing authority has asserted any claim for taxes, or to the actual knowledge of the executive officers of Silknet or any of its Subsidiaries, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Silknet Material Adverse Effect. Silknet and each of its Subsidiaries have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by law to be withheld or collected, except for amounts which are not reasonably likely, individually or in the aggregate, to have a Silknet Material Adverse Effect. Neither Silknet nor any of its Subsidiaries has made an election under Section 341(f) of the Internal Revenue Code, except for any such election which shall not have a Silknet Material Adverse Effect. There are no liens for Taxes upon the assets of Silknet or its Subsidiaries (other than liens for Taxes that are not yet due or that are being contested in good faith by appropriate proceedings), except for liens which would not, individually or in the aggregate, have a Silknet Material Adverse Effect.

    Section 3.08 Properties.

    (a) Silknet has provided to Kana a true and complete list of all material real property leased by Silknet or its Subsidiaries (collectively "Material Lease(s)") and the location of the premises. Neither

Silknet nor any Subsidiary is in default under any such leases, except where the existence of such defaults, individually or in the aggregate, is not reasonably likely to have a Silknet Material Adverse Effect.

    (b) Silknet owns no real property.

    Section 3.09 Intellectual Property.

    (a) Except as disclosed in Section 3.09 of the Silknet Disclosure Schedule, Silknet and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods schematics, technology, know how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Silknet and its Subsidiaries as currently conducted or planned to be conducted by Silknet and its Subsidiaries (the "Silknet Intellectual Property Rights").

    (b) Except as disclosed in Section 3.09 of the Silknet Disclosure Schedule, neither Silknet nor any of its Subsidiaries is, or will be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any material license, sublicense or other agreement relating to the Silknet Intellectual Property Rights or any material license, sublicense or other agreement pursuant to which Silknet or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software, which are incorporated in or form a part of any product of Silknet or any of its Subsidiaries that is material to the business of Silknet and its Subsidiaries, taking Silknet and its Subsidiaries together as a whole, and where such breach would have a Silknet Material Adverse Effect.

    (c) Except as disclosed in Schedule 3.09 of the Silknet Disclosure Schedule, (i) all patents, registered trademarks, service marks and copyrights which are held by Silknet or any of its Subsidiaries, and which are material to the business of Silknet and its Subsidiaries, taking Silknet and its Subsidiaries together as a whole, are valid and subsisting; (ii) Silknet has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; and (iii) the manufacturing, marketing, licensing or sale of Silknet's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement, either individually or in the aggregate, could reasonably be expected to have a Silknet Material Adverse Effect.

    (d) Silknet has taken all actions necessary and appropriate to assure that there shall be no material adverse change in the delivery of Silknet's products and services by reason of the advent of the year 2000, and warrants that all of its products (including products currently under development) will, without interruption or manual intervention, continue to consistently, predictably and accurately record, store, process, calculate and present calendar dates falling on and after (and if applicable, spans of time including) January 1, 2000, and will consistently, predictably and accurately calculate any information dependent on or relating to such dates in the same manner, and with the same functionality, data integrity and performance, as such products record, store, process, calculate and present calendar dates on or before December 31, 1999, or calculate any information dependent on or relating to such dates.

    Section 3.10 Agreements, Contracts And Commitments.

    Neither Silknet nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any material agreement, contract or commitment to which it is a party or by which any of its assets and properties are bound ("Silknet Material Contracts") in such a manner as, individually or in the aggregate, is reasonably likely to have a Silknet Material Adverse Effect. Each Silknet Material Contract that has not expired by its terms is in full force and effect and is not subject to any material default thereunder of which Silknet is aware by any party obligated to Silknet or any of its Subsidiaries pursuant to such Silknet Material Contract.

    Section 3.11 Litigation.

    Except as described in the Silknet SEC Reports filed prior to the date hereof, there is no action, suit or proceeding, claim, arbitration or investigation against Silknet or any of its Subsidiaries pending or as to which Silknet or any such Subsidiary has received any written notice of assertion, which, individually or in the aggregate, if determined adversely to Silknet or any such Subsidiary, would be reasonably likely to have a Silknet Material Adverse Effect or would materially impair or delay the ability of Silknet to consummate the transactions contemplated by this Agreement nor is there, to the knowledge of Silknet, any claim, action, suit, proceeding or investigation described in Section 6.17(d), or any basis therefor.

    Section 3.12 Environmental Matters.

    (a) Except as disclosed in the Silknet SEC Reports filed prior to the date hereof: (i) Silknet and its Subsidiaries have complied with all applicable Environmental Laws (as defined in Section 3.12(b)); (ii) the properties currently owned or operated by Silknet and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined in Section 3.12(c)); (iii) the properties formerly owned or operated by Silknet or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Silknet or its Subsidiaries; (iv) neither Silknet nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Silknet nor any Subsidiary has been associated with any release or threat of release of any Hazardous Substance; (vi) neither Silknet nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that Silknet or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (vii) neither Silknet nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and (viii) there are no circumstances or conditions involving Silknet or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property of Silknet or its Subsidiaries pursuant to any Environmental Law.

    (b) As used herein, the term "Environmental Law" means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

    (c) As used herein, the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

    Section 3.13 Employee Benefit Plans.

    (a) Silknet has listed in Section 3.13 of the Silknet Disclosure Schedule all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of Silknet or any trade or business (whether or not incorporated) which is a member or which is under common control with Silknet (an "ERISA Affiliate") within the meaning of Section 414 of the Internal Revenue Code, or any Subsidiary of Silknet (together, the "Silknet Employee Plans").

    (b) With respect to each Silknet Employee Plan, Silknet has made available to Kana, a true and correct copy of (i) the most recent annual report (Form
5500) filed with the IRS, (ii) such Silknet Employee Plan, (iii) each trust agreement and group annuity contract, if any, relating to such Silknet Employee Plan and (iv) the most recent actuarial report or valuation relating to a Silknet Employee Plan subject to Title IV of ERISA.

    (c) With respect to the Silknet Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of Silknet, there exists no condition or set of circumstances in connection with which Silknet could be subject to any liability that is reasonably likely to have a Silknet Material Adverse Effect under ERISA, the Internal Revenue Code or any other applicable law.

    (d) With respect to the Silknet Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of Silknet, which obligations are reasonably likely to have a Silknet Material Adverse Effect.

    (e) Except as disclosed in Silknet SEC Reports filed prior to the date of this Agreement or the Silknet Disclosure Schedule, and except as provided for in this Agreement, neither Silknet nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other key employee of Silknet or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Silknet of the nature contemplated by this Agreement, (ii) agreement with any officer of Silknet or any of its Subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof and for the payment of compensation in excess of $200,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Stock Option Agreements or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, except that (a) the vesting date of each outstanding option under the Silknet Stock Plans other than the 1999 NonEmployee Director Stock Option Plan at the Effective Time shall immediately accelerate by one year, and the vesting date of any unvested shares previously purchased under any of the Silknet Stock Plans shall at the Effective Time accelerate by one year, and (b) each outstanding option under the Silknet 1999 Non-Employee Director Stock Option Plan at the Effective Time shall immediately become fully vested and exercisable following the Effective Time.

    Section 3.14 Compliance With Laws.

    Silknet and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Silknet Material Adverse Effect.

    Section 3.15 Tax Matters.

    To its knowledge, neither Silknet nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

    Section 3.16 Labor Matters.

    Neither Silknet nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is Silknet or any of its Subsidiaries the subject of any material proceeding asserting that Silknet or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of Silknet, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Silknet or any of its Subsidiaries.

    Section 3.17 Insurance.

    All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Silknet or any of its Subsidiaries are with reputable insurance carriers, and copies or a summary of such policies have been made available to Kana.

    Section 3.18 No Existing Discussions.

    As of the date hereof, Silknet is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to a Silknet Takeover Proposal (as defined in Section 6.02(d)).

    Section 3.19 Interested Party Transactions.

    Except as set forth in the Silknet SEC Reports or by virtue of the Merger, no event has occurred that would be required to be reported by Silknet as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

    Section 3.20 Registration Statement; Joint Proxy Statement/Prospectus.

    The information supplied by Silknet for inclusion in the registration statement of Kana on Form S-4 pursuant to which shares of Kana Common Stock issued in the Merger will be registered with the SEC (the "Registration Statement ") shall not contain, at the time the Registration Statement is declared effective by the SEC, any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under with they were made, not misleading. The information supplied by Silknet for inclusion in the joint proxy statement/prospectus (the "Joint Proxy Statement/Prospectus") to be sent to the stockholders of Silknet in connection with the special meeting of Silknet stockholders to consider this Agreement and the Merger (the "Silknet Stockholders Meeting") and to the stockholders of Kana in connection with the special meeting of Kana stockholders to consider the issuance of Kana Common Stock in connection with the Merger (the "Kana Stockholders Meeting") shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to stockholders of Kana and Silknet, at the time of the Silknet Stockholders Meeting, at the time of the Kana Stockholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement/Prospectus not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Kana Stockholders Meeting or the Silknet Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Silknet or any of its affiliates should be discovered by Silknet which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Silknet shall promptly inform Kana.

    Section 3.21 Payments Resulting from Mergers.

    (a) The consummation or announcement of any transaction contemplated by this Agreement or the Silknet Stock Option Agreement will not (either alone or upon the occurrence of any additional or further acts or events) result in any
(i) payment (whether of severance pay or otherwise) becoming due from Silknet or any of its Subsidiaries to any officer, employee, former employee or director thereof or to the trustee under any "rabbi trust" or similar arrangement pursuant to any management, employment, deferred compensation, severance (including any payment, right or benefit resulting from a change in control), bonus or other contract for personal services with any officer, director or employee or any plan agreement or understanding similar to any of the foregoing, or (ii) benefit under any Silknet benefit plan being established or becoming accelerated, vested or payable.

    (b) James C. Wood has agreed to enter into an amendment to his employment agreement providing for the waiver of any benefits that would otherwise be due Mr. Wood (including severance payments) as a result of the Merger. Nigel Donovan has agreed to deliver a written acknowledgement that the Merger, and his subsequent employment by Kana, will not result in any benefits becoming due to Mr. Donovan. Patrick J. Scannell, has agreed to amend his current employment agreement to provide for the waiver of any cash payments as a result of the Merger, and to provide that his employment agreement will be amended so that he will continue providing services to Kana for 180 days after the date hereof, on which date Mr. Scannell will be entitled to the benefits under his employment agreement (including acceleration of his then unvested options and severance payments equal to one year's salary).

    Section 3.22 Opinion Of Financial Advisor.

    The financial advisor of Silknet, Credit Suisse First Boston, has delivered to Silknet an opinion dated the date of this Agreement to the effect that the Exchange Ratio is fair to the holders of Silknet Common Stock from a financial point of view.

    Section 3.23 Section 203 of the DGCL Not Applicable; Silknet Rights Plan.

    (a) Section 203 of the DGCL is not applicable to Silknet or (by reason of Silknet's participation therein) the Merger. No other "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation is applicable to Silknet or (by reason of Silknet's participation therein) the Merger or the other transactions contemplated by this Agreement.

    (b) The execution, delivery and performance of this Agreement and the Silknet Stock Option Agreement and the consummation of the Merger will not cause any change, effect or result under any stockholder rights plan which is or will as of the Effective Time be in effect (a "Silknet Rights Plan") which is adverse to the interests of Kana.

    Section 3.24 Voting Requirements.

    The affirmative vote at the Silknet Stockholders Meeting of the holders of a majority of the voting power of all outstanding shares of Silknet Common Stock to adopt this Agreement (the "Silknet Stockholder Approval ") is the only vote of the holders of any class or series of Silknet 's capital stock necessary to approve and adopt this Agreement, the Silknet Stock Option Agreement and the transactions contemplated hereby and thereby.

    Section 3.25 Brokers.

    No broker, investment banker, financial advisor or other person, other than Credit Suisse First Boston Corporation, the fees and expenses of which will be paid by Silknet, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Stock Option Agreements based upon arrangements made by or on behalf of Silknet. Silknet has furnished to Kana true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

    Section 3.26 Certain Contracts.

    Neither Silknet nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other similar agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Silknet and its Subsidiaries, taken as a whole, is conducted.

    Section 3.27 Silknet Voting Agreement.

    Each officer, director and affiliate under the control of Silknet is listed on Schedule 3.27 and has executed and delivered to Kana a voting agreement, substantially in the form of Exhibit A hereto.

                                  ARTICLE IV.

                     REPRESENTATIONS AND WARRANTIES OF KANA

    Kana and Merger Sub represent and warrant to Silknet that the statements contained in this Article IV are true and correct, except as set forth in the disclosure schedule delivered by Kana to Silknet on or before the date of this Agreement (the "Kana Disclosure Schedule"). The Kana Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered sections contained in this Article IV and the disclosure in any paragraph shall qualify other sections in this Article IV only to the extent that it is reasonably apparent from a reading of such document that it also qualifies or applies to such other sections.

    Section 4.01 Organization Of Kana And Merger Sub.

    Each of Kana and Merger Sub and Kana's other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Kana Material Adverse Effect as defined in Section 9.03(b). Except as set forth in the Kana SEC Reports (as defined in Section 4.04) filed prior to the date hereof, neither Kana nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Kana and comprising less than five percent (5%) of the outstanding stock of such company.

    Section 4.02 Kana Capital Structure.

    (a) The authorized capital stock of Kana consists of 100,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value ("Kana Preferred Stock"). As of February 3, 2000, (i) 30,391,355 shares of Kana Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and (ii) no shares of Kana Common Stock were held in the treasury of Kana or by Subsidiaries of Kana. The Kana Disclosure Schedule shows the number of shares of Kana Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of February 3, 2000 and the plans under which such options were granted (collectively, the "Kana Stock Plans"). No material change in such capitalization has occurred between December 31, 2000 and the date of this Agreement. As of the date of this Agreement, none of the shares of Kana Preferred Stock is issued and outstanding. All shares of Kana Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Kana to repurchase, redeem or otherwise acquire any shares of Kana Common Stock or the capital stock of any of its Subsidiaries or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business, except for repurchase rights of Kana under the Kana stock option plans, or under any stock option agreements pursuant to which options were granted under these plans. All of the outstanding shares of capital stock of each of Kana's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares in the case of foreign Subsidiaries) are owned by Kana or another Subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Kana's voting rights, charges or other encumbrances of any nature.

    (b) Except and as disclosed in Section 4.02 of the Kana Disclosure Schedule or as set forth in this Section 4.02 or as reserved for future grants of options under the Kana Stock Plans or the Kana Stock Option Agreement, there are no equity securities of any class of Kana or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. There are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of Kana and to which Kana is a party.

    Section 4.03 Authority; No Conflict; Required Filings And Consents.

    (a) Each of Kana and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Kana Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Kana Stock Option Agreement and the consummation of the transactions contemplated by this Agreement and by the Kana Stock Option Agreement by Kana and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Kana and Merger Sub (including the approval of the Merger by Kana as the sole stockholder of Merger
Sub), subject only to the approval of the Kana Voting Proposal (as defined in
Section 6.03(a) by Kana stockholders. This Agreement and the Kana Stock Option Agreement have been duly executed and delivered by each of Kana and, in the case of this Agreement, Merger Sub constitute the valid and binding obligations of each of Kana and Merger Sub, enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception.

    (b) The execution and delivery of this Agreement and the Kana Stock Option Agreement by each of Kana and Merger Sub does not, and the consummation of the transactions contemplated by this Agreement and the Kana Stock Option Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of Kana or the Certificate of Incorporation or Bylaws of Merger Sub, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Kana or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Kana or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which, individually or in the aggregate, would have a Kana Material Adverse Effect.

    (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Kana or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Kana Stock Option Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country and
(v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Kana Material Adverse Effect.

    Section 4.04 SEC Filings; Financial Statements.

    (a) Kana has filed and made available to Silknet all forms, reports and documents required to be filed by Kana with the SEC since September 21, 1999 other than registration statements on Form S-8 (collectively, the "Kana SEC Reports"). The Kana SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then as and on the date so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Kana SEC Reports or necessary in order to make the statements in such Kana SEC Reports, in the light of the circumstances under which they were made, not misleading. Kana's Subsidiaries are not required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Kana SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented the consolidated financial position of Kana and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of Kana as of December 31, 1999 is referred to herein as the "Kana Balance Sheet."

    Section 4.05 No Undisclosed Liabilities.

    Except as disclosed in the Kana SEC Reports filed prior to the date hereof, and except for normal or recurring liabilities incurred since December 31, 1999 in the ordinary course of business consistent with past practices, Kana and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate, would have a Kana Material Adverse Effect.

    Section 4.06 Absence Of Certain Changes Or Events.

    Except as disclosed in the Kana SEC Reports filed prior to the date hereof or disclosed in writing by Kana to Silknet on or prior to the date hereof, since the date of the Kana Balance Sheet, Kana and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Kana Material Adverse Effect; (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Kana or any of its Subsidiaries having a Kana Material Adverse Effect; (iii) any material change by Kana in its accounting methods, principles or practices to which Silknet has not previously consented in writing; (iv) any revaluation by Kana of any of its assets having a Kana Material Adverse Effect; or (v) any other action or event that would have required the consent of Silknet pursuant to Section 5.01 of this Agreement had such action or event occurred after the date of this Agreement and that, individually or in the aggregate, has had a Kana Material Adverse Effect.

    Section 4.07 Taxes.

    Kana and each of its Subsidiaries have (i) filed all federal, state, local and foreign tax returns and reports required to be filed by them prior to the date of this Agreement (taking into account extensions), (ii) paid or accrued all Taxes due and payable, and (iii) paid or accrued all Taxes for which a notice of assessment or collection has been received (other than amounts being contested in good faith by appropriate proceedings), except in the case of clause (i), (ii) or (iii) for any such filings, payments or accruals which are not reasonably likely, individually or in the aggregate, to have a Kana Material Adverse Effect. Neither the IRS nor any other taxing authority has asserted any claim for Taxes, or to the actual knowledge of the executive officers of Kana or any of its Subsidiaries, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Kana Material Adverse Effect. Kana and each of its Subsidiaries have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by law to be withheld or collected, except for amounts which are not reasonably likely, individually or in the aggregate, to have a Kana Material Adverse Effect. Neither Kana nor any of its Subsidiaries has made an election under Section 341(f) of the Internal Revenue Code, except for any such election which shall not have a Kana Material Adverse Effect. There are no liens for Taxes upon the assets of Kana or any of its Subsidiaries (other than liens for Taxes that are not yet due or that are being contested in good faith by appropriate proceedings), except for liens which are not reasonably likely, individually or in the aggregate, to have a Kana Material Adverse Effect.

    Section 4.08 Agreements, Contracts And Commitments.

    Neither Kana nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any material agreement, contract or commitment to which it is a party or by which any of its assets or properties are bound ("Kana Material Contracts") in such a manner as, individually or in the aggregate, is reasonably likely to have a Kana Material Adverse Effect. Each Kana Material Contract that has not expired by its terms is in full force and effect and is not subject to any material default thereunder of which Kana is aware by any party obligated to Kana or any of its Subsidiaries pursuant to such Kana Material Contract.

    Section 4.09 Litigation.

    Except as described in the Kana SEC Reports filed prior to the date hereof, there is no action, suit or proceeding, claim, arbitration or investigation against Kana or any of its Subsidiaries pending or as to which Kana or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, if determined adversely to Kana or any such Subsidiary, would be reasonably likely to have a Kana Material Adverse Effect or would materially impair or delay the ability of Kana to consummate the transactions contemplated by this Agreement.

    Section 4.10 Employee Benefit Plans.

    With respect to the Kana Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles, on the financial statements of Kana, which obligations are reasonably likely to have a Kana Material Adverse Effect.

    Section 4.11 Compliance With Laws.

    Kana and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Kana Material Adverse Effect.

    Section 4.12 Tax Matters.

    To its knowledge, neither Kana nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

    Section 4.13 Registration Statement; Joint Proxy Statement/Prospectus.

    The information supplied by Kana for inclusion in the Registration Statement shall not contain, at the time the Registration Statement is declared effective by the SEC, any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under with they were made, not misleading. The information supplied by Kana for inclusion in the Joint Proxy Statement/Prospectus to be sent to the stockholders of Silknet in connection with the Silknet Stockholders Meeting and to the stockholders of Kana in connection with the Kana Stockholders Meeting shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to stockholders of Kana and Silknet, at the time of the Silknet Stockholders Meeting, at the time of the Kana Stockholders Meeting or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Joint Proxy Statement/Prospectus not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Kana Stockholders Meeting or the Silknet Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Kana or any of its affiliates should be discovered by Kana which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Kana shall promptly inform Silknet.

    Section 4.14 Opinion Of Financial Advisor.

    The financial advisor of Kana, Goldman, Sachs & Co., has delivered to Kana an opinion dated the date of this Agreement to the effect that the Exchange Ratio is fair to Kana from a financial point of view.

    Section 4.15 Voting Requirements.

    No vote of the holders of shares of Kana Common Stock or any other class or series of capital stock of Kana is necessary to approve and adopt this Agreement and the Kana Option Agreement and the transactions contemplated hereby and thereby other than the approval of the Kana Voting Proposal.

    Section 4.16 Brokers.

    No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by Kana, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Stock Option Agreements based upon arrangements made by or on behalf of Kana.

    Section 4.17 Kana Voting Agreement.

    Each officer, director and affiliate under the control of Kana is listed on
Schedule 4.17 and has executed and delivered to Silknet a voting agreement, substantially in the form of Exhibit B hereto.

    Section 4.18 Intellectual Property.

    (a) Except as disclosed in Section 4.18 of the Kana Disclosure Schedule, Kana and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and mask works, any applications for and registrations of such patents, trademarks, trade names, service marks, copyrights and mask works, and all processes, formulae, methods schematics, technology, know how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Kana and its Subsidiaries as currently conducted or planned to be conducted by Kana and its Subsidiaries (the "Kana Intellectual Property Rights").

    (b) Except as disclosed in Section 4.18 of the Kana Disclosure Schedule, neither Kana nor any of its Subsidiaries is, or will be as a result of the execution and delivery of this Agreement of the performance of its obligations under this Agreement, in breach of any material license, sublicense or other agreement relating to the Kana Intellectual Property Rights or any material license, sublicense or other agreement pursuant to which Kana or any of its Subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software, which are incorporated in or form a part of any product of Kana or any of its Subsidiaries that is material to the business of Kana and its Subsidiaries, taking Kana and its Subsidiaries together as a whole, and where such breach would have a Kana Material Adverse Effect.

    (c) Except as disclosed in the Kana Disclosure Schedule, (i) all patents, registered trademarks, service marks and copyrights which are held by Kana or any of its Subsidiaries, and which are material to the business of Kana and its Subsidiaries, taking Kana and its Subsidiaries together as a whole, are valid and subsisting; (ii) Kana has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party where such proceeding would have a Kana Material Adverse Effect; and (iii) the manufacturing, marketing, licensing or sale of Kana's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement, either individually or in the aggregate, could reasonably be expected to have a Kana Material Adverse Effect.

    Section 4.19 Certain Contracts.

    Neither Kana nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other similar agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Kana and its Subsidiaries, taken as a whole, is conducted.

                                   ARTICLE V.

                              CONDUCT OF BUSINESS

    Section 5.01 Covenants Of Silknet.

    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Silknet agrees, as to itself and its Subsidiaries, except to the extent that Kana shall otherwise consent in writing, to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, and consistent with preserving and advancing the revenues and results of operation of Silknet, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it, except in each case where the failure to do so would not have a Silknet Material Adverse Effect. Silknet shall promptly notify Kana of any material event or occurrence not in the ordinary course of business of Silknet. Except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Silknet Disclosure Schedule, Silknet shall not (and shall not permit its Subsidiaries to), without the written consent of Kana (which shall not be unreasonably delayed):

    (a) accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of such party or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement, and except that (a) the vesting date of each outstanding option under the Silknet Stock Plans other than the 1999 Non-Employee Director Stock Option Plan at the Effective Time shall immediately accelerate by one year, and the vesting date of any unvested shares previously purchased under any of the Silknet Stock Plans shall at the Effective Time accelerate by one year, and (b) each outstanding option under the Silknet 1999 Non-Employee Director Stock Option Plan at the Effective Time shall immediately become fully vested and exercisable following the Effective Time.

    (b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

    (c) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Silknet Intellectual Property Rights other than on a non-exclusive basis in the ordinary course of business consistent with past practices;

    (d) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the grant of options consistent with past practices to existing employees, not to exceed 25,000 shares, and to newly hired employees, which hiring of new employees shall be in the ordinary course of business and which options represent in the aggregate the right to acquire no more than 100,000 shares (net of cancellations) of Silknet Common Stock and which will not be entitled to accelerated vesting as a result of the Merger, or (ii) the issuance of shares of Silknet Common Stock pursuant to the exercise of options outstanding on the date of this Agreement;

    (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business);

    (f) sell, lease, license or otherwise dispose of any material properties or assets, except for transactions in the ordinary course of business; provided, however, that in no event shall Silknet enter into any agreement, option or other arrangements (including any joint venture) involving the exclusive licensing of Silknet's name or system outside of the ordinary course of business or inconsistent with past practice;

    (g) (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees (other than officers) in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, (iii) enter into any collective bargaining agreement (other than as required by law or extensions to existing agreements in the ordinary course of business), (iv) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, and except as contemplated by Section 3.21 and Section 5.01(a);

    (h) amend or propose to amend its Certificate of Incorporation or Bylaws, except as contemplated by this Agreement;

    (i) enter into or amend in any material respect any OEM agreement or any agreements pursuant to which any third party is granted exclusive marketing, manufacturing or other rights with respect to any Silknet product, process or technology;

    (j) amend or terminate any material contract, agreement or license to which it is a party except in the ordinary course of business or where such action would not have a Silknet Material Adverse Effect;

    (k) waive or release any material right or claim, except in the ordinary course of business;

    (l) initiate any litigation or arbitration proceeding without otherwise first consulting with Kana or where the initiation of such proceedings, if determined adversely, would have a Silknet Material Adverse Effect;

    (m) incur any indebtedness in excess of $10,000,000 for borrowed money other than in the ordinary course of business;

    (n) make or agree to make any new capital expenditure or expenditures, or enter into any agreement or agreements providing for payments which, individually, are in excess of $1,000,000 or, in the aggregate, are in excess of $5,000,000;

    (o) make any tax election that, individually or in the aggregate, is reasonably likely to have a Silknet Material Adverse Effect on the tax liability of Silknet or settle or compromise any material income tax liability;

    (p) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and where such action would not have a Silknet Material Adverse Effect; or

    (q) take, or agree in writing or otherwise to take, any of the actions described in Section 5.01(a) through Section 5.01(p) above.

    Section 5.02 Covenants Of Kana.

    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Kana agrees, as to itself and its Subsidiaries, except to the extent that Silknet shall otherwise consent in writing, to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted (it being acknowledged that the foregoing shall not limit the ability of Kana to make or pursue corporate acquisitions) and consistent with preserving and advancing the revenues and results of operations of Kana, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it and except in each case where the failure to do so would not have a Kana Material Adverse Effect. Kana shall promptly notify Silknet of any material event or occurrence not in the ordinary course of business of Kana. Except as expressly contemplated by this Agreement or as set forth in Section 5.02 of the Kana Disclosure Schedule, Kana shall not (and shall not permit any of its Subsidiaries to), without the written consent of Silknet (which shall not be unreasonably withheld or delayed):

    (a) accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock plan of such party or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement and except that the vesting date of all options granted to employees of Kana under all options granted under all of Kana's various stock plans may be accelerated by up to one year by the Kana Board of Directors or an appropriate committee;

    (b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

    (c) sell, lease, license or otherwise dispose of a material amount of properties or assets, except for transactions in the ordinary course of business;

    (d) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Kana Intellectual Property Rights other than on a non-exclusive basis in the ordinary course of business consistent with past practices.

    (e) enter in to or amend in any material respect any material OEM agreement or any agreements pursuant to which any third party is granted exclusive marketing, manufacturing or other rights with respect to any Kana product, process or technology and where such action would have a Kana Material Adverse Effect;

    (f) amend or terminate any material contract, agreement or license to which it is a party except in the ordinary course of business or where such action would not have a Kana Material Adverse Effect;

    (g) initiate any litigation or arbitration proceeding without otherwise first notifying Silknet where the initiation of such proceedings, if determined adversely, would have a Kana Material Adverse Effect;

    (h) pay, discharge, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued asserted or unasserted, contingent or otherwise), other than in the ordinary course of business or where such action would not have a Kana Material Adverse Effect; or

    (i) take, or agree in writing or otherwise to take, any of the actions described in Section 5.02(a) through Section 5.02(h) above.

    Section 5.03 Cooperation.

    Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Kana and Silknet shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby and thereby.

    Section 5.04 Advice of Changes.

    Silknet and Kana shall promptly advise the other party orally and in writing to the extent it has knowledge of (i) any representation or warranty made by it (and, in the case of Kana, made by Sub) contained in this Agreement or the Stock Option Agreements becoming untrue or inaccurate in any respect where the failure of such representation to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on it, (ii) the failure by it (and, in the case of Kana, by Sub) to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or the Stock Option Agreements and (iii) any change or event having, or which is reasonably likely to have, a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VII to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement or the Stock Option Agreements.

                                  ARTICLE VI.

                             ADDITIONAL AGREEMENTS

    Section 6.01 Proxy Statement/Prospectus; Registration Statement.

    As promptly as reasonably practicable after the execution of this Agreement, Silknet and Kana will prepare, and file with the SEC, the Joint Proxy Statement/Prospectus, and Kana will prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Kana and Silknet shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Joint Proxy Statement/Prospectus and the Registration Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Joint Proxy Statement/Prospectus and the Registration Statement. Each of Silknet and Kana will respond to any comments of the SEC, and will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Silknet will cause the Joint Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC (the "SEC Effective Date"). As promptly as practicable after the date of this Agreement, each of Silknet and Kana will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, foreign or Blue Sky or related securities laws in order to consummate the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Silknet and Kana will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement, the Joint Proxy Statement/Prospectus or the Merger. Each of Silknet and Kana will cause all documents that it is responsible for filing with the SEC under this Section 6.01 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement, Silknet or Kana, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Silknet, such amendment or supplement. Notwithstanding any other provision of this Agreement, nothing herein shall required Kana to qualify to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process under any applicable state securities laws in connection with the issuance of Kana Common Stock in the Merger.

    Section 6.02 No Solicitation by Silknet.

    (a) Until the earlier of the Effective Time or a valid termination of this Agreement pursuant to Article VIII, Silknet will not, and will not authorize, direct or permit any of its officers, directors, employees, affiliates under the control of Silknet, investment bankers, attorneys, accountants or other agents, advisors or representatives (collectively, "Representatives") to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Silknet Takeover Proposal (as defined below),
(ii) participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiry or proposal that constitutes or may reasonably be expected to lead to, any Silknet Takeover Proposal, (iii) authorize, approve or recommend any Silknet Takeover Proposal, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment accepting or providing for any Silknet Takeover Proposal; provided, however, nothing herein shall prohibit Silknet's Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act; and provided, further, however, that this Section 6.02(a) shall not prohibit Silknet, before the adoption of this Agreement by the stockholders of Silknet, from furnishing information regarding Silknet or entering into negotiations or discussions with, any person or group in response to a Silknet Takeover Proposal submitted by such person or group (and not withdrawn) and, subject to the provisions of Section 6.06 of this Agreement, endorsing and/or recommending a Silknet Superior Offer (as defined below), and any such actions shall not be considered a breach of this Agreement to the extent they are taken in compliance with the conditions and limitations set forth in this Agreement if (1) neither Silknet nor any of its Representatives shall have violated any of the restrictions set forth in this Section 6.02(a) or Section 6.06, (2) the Board of Directors of Silknet determines in good faith, after considering the advice of an investment bank of nationally recognized reputation, that such Silknet Takeover Proposal is substantially more favorable to Silknet and its stockholders than the Merger, taking into account the anticipated long-term strategic benefits of the Merger to Silknet stockholders, (3) the Board of Directors of Silknet concludes in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary obligations of the Board of Directors of Silknet to Silknet stockholders under applicable law, (4) prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, Silknet gives Kana written notice of the identity of such person or group, the terms and conditions of the offer and Silknet's intention to furnish information to, or enter into discussions or negotiations with, such person or group, (5) Silknet receives from such person or group an executed confidentiality agreement which shall not in any way restrict Silknet from complying with its disclosure obligations under this Agreement and which shall contain customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Silknet and other terms no less favorable to Silknet than those set forth in the Confidentiality Agreement (as hereinafter defined), and (6) contemporaneously with furnishing any such information to such person or group, Silknet furnishes such information to Kana (to the extent that such information has not been previously furnished by Silknet to Kana).

    (b) Silknet and its Representatives will immediately cease and cause to be terminated any and all existing discussions, negotiations, exchanges of information and other activities with respect to any Silknet Takeover Proposal. Promptly following the execution and delivery of this Agreement, Silknet shall
(i) inform each of its Representatives of the obligations undertaken in this
Section 6.02 and in the Confidentiality Agreement and (ii) request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return to Silknet all confidential information heretofore furnished to such person by or on behalf of it or any of its Subsidiaries. At the Closing, Silknet shall assign to Kana the non-exclusive right to enforce the rights of Silknet and its Subsidiaries under any and all such confidentiality or non-disclosure agreements. Any violation of the restrictions set forth in this
Section 6.02 by any officer, director or employee of Silknet, any affiliate under the control of Silknet, or any investment banker, attorney, accountant or other agent, advisor or representative of Silknet shall be deemed to be a breach of this Section 6.02 by Silknet. Silknet shall notify Kana forthwith if any inquiries, proposals or offers relating to a Silknet Takeover Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Silknet or any of its Representatives, indicating, in connection with such notice, the name of the person making the inquiry, proposal or offer and the material terms and conditions of any proposals or offers. Thereafter Silknet shall provide Kana with a true and complete copy of such Silknet Takeover Proposal or communication (if it is in writing) and shall otherwise keep Kana informed, on a current basis, with respect to the status and terms of any such proposal or offer and the status of any such negotiations or discussions.

    (c) Silknet and Kana agree that irreparable damage would occur in the event that the provisions of this Section 6.02 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Kana shall be entitled to seek an injunction or injunctions to prevent breaches of this
Section 6.02 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

    (d) For purposes of this Agreement, "Silknet Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Silknet or the acquisition of twenty percent (20%) or more of the outstanding shares of capital stock of Silknet, or all or substantially all of the assets of Silknet or any asset of Silknet, the absence of which would materially diminish the value of the Merger to Kana or the benefits expected by Kana to be realized from the Merger (other than the transactions contemplated by this Agreement), or any other transaction inconsistent with consummation of the transactions contemplated hereby.

    Section 6.03 No Solicitation by Kana.

    (a) Until the earlier of the Effective Time or a valid termination of this Agreement pursuant to Article VIII, Kana will not, and will not authorize, direct or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Kana Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiry or proposal that constitutes or may reasonably be expected to lead to, any Kana Takeover Proposal, (iii) authorize, approve or recommend any Kana Takeover Proposal, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment accepting or providing for any Kana Takeover Proposal; provided, however, nothing herein shall prohibit Kana's Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act; and provided, further, however, that this Section 6.03(a) shall not prohibit Kana, before the approval by Kana stockholders of the issuance of Kana Common Stock pursuant to this Agreement (the "Kana Voting Proposal"), from furnishing information regarding Kana or entering into negotiations or discussions with, any person or group in response to a Kana Takeover Proposal submitted by such person or group (and not withdrawn) and, subject to the provisions of Section 6.06 of this Agreement, endorsing and/or recommending a Kana Superior Offer (as defined below), and any such actions shall not be considered a breach of this Agreement to the extent they are taken in compliance with the conditions and limitations set forth in this Agreement if
(1) neither Kana nor any of its Representatives shall have violated any of the restrictions set forth in this Section 6.03(a) or Section 6.06, (2) the Board of Directors of Kana determines in good faith, after considering the advice of an investment bank of nationally recognized reputation, that such Kana Takeover Proposal is substantially more favorable to Kana and its stockholders than the Merger, taking into account the anticipated long-term value and strategic benefits of the Merger to Kana stockholders, (3) the Board of Directors of Kana concludes in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary obligations of the Board of Directors of Kana to Kana stockholders under applicable law, (4) prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, Kana gives Silknet written notice of the identity of such person or group, the terms and conditions of the offer and Kana's intention to furnish information to, or enter into discussions or negotiations with, such person or group, (5) Kana receives from such person or group an executed confidentiality agreement which shall not in any way restrict Kana from complying with its disclosure obligations under this Agreement and which shall otherwise contain customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Kana and other terms no less favorable to Kana than those set forth in the Confidentiality Agreement, including with respect to such Kana Takeover Proposal), and (6) contemporaneously with furnishing any such information to such person or group, Kana furnishes such information to Silknet (to the extent that such information has not been previously furnished by Kana to Silknet).

    (b) Kana and its Representatives will immediately cease and cause to be terminated any and all existing discussions, negotiations, exchanges of information and other activities with respect to any Kana Takeover Proposal. Promptly following the execution and delivery of this Agreement, Kana shall (i) inform each of its Representatives of the obligations undertaken in this
Section 6.03 and in the Confidentiality Agreement, and (ii) request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return to Kana all confidential information heretofore furnished to such person by or on behalf of it or any of its Subsidiaries. Any violation of the restrictions set forth in this Section 6.03 by any officer, director or employee of Kana, any affiliate under the control of Kana, or any investment banker, attorney, accountant or other agent, advisor or representative of Kana shall be deemed to be a breach of this Section 6.03 by Kana. Kana shall notify Silknet forthwith if any inquiries, proposals or offers relating to a Kana Takeover Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Kana or any of its Representatives, indicating, in connection with such notice, the name of the person making the inquiry, proposal or offer and the material terms and conditions of any proposals or offers. Thereafter Kana shall provide Silknet with a true and complete copy of such Kana Takeover Proposal or communication (if it is in writing) and shall otherwise keep Silknet informed, on a current basis, with respect to the status and terms of any such proposal or offer and the status of any such negotiations or discussions.

    (c) Kana and Silknet agree that irreparable damage would occur in the event that the provisions of this Section 6.03 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Silknet shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 6.03 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

    (d) For purposes of this Agreement, "Kana Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving an acquisition or a change in control of Kana or the acquisition of a majority of the outstanding shares of capital stock of Kana, or all or substantially all of the assets of Kana, or any other transaction inconsistent with consummation of the transactions contemplated hereby, which offer, proposal or indication of interest is conditioned on the termination of this Agreement by Kana or the denial by Kana stockholders of the Kana Voting Proposal.

    Section 6.04 Nasdaq.

    Each of Silknet and Kana agrees to continue the quotation of Kana Common Stock and Silknet Common Stock, respectively, on the Nasdaq National Market, during the term of this Agreement so that appraisal rights will not be available to stockholders of Silknet under Section 262 of the DGCL.

    Section 6.05 Access To Information.

    Upon reasonable notice, Silknet and Kana shall each (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Silknet and Kana shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and
(b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

    Section 6.06 Stockholders Meetings.

    (a) Promptly after the date hereof, Silknet will take all action reasonably necessary in accordance with the DGCL and its Certificate of Incorporation and by-laws to cause the Silknet Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement and the Merger, and Kana will take all action reasonably necessary in accordance with the DGCL and its Certificate of Incorporation and by-laws to cause the Kana Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon the Kana Voting Proposal. Unless otherwise mutually agreed by Kana and Silknet, Kana and Silknet shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day and as soon as practicable after the date hereof. Subject to their rights under Section 8.01(i) and Section 8.01(j), Silknet and Kana shall solicit from their respective stockholders proxies in favor of the approval and adoption of this Agreement and approval of the Merger (in the case of Silknet stockholders) and the Kana Voting Proposal (in the case of Kana stockholders), and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of Nasdaq or the DGCL to obtain such approvals; provided, however, that neither Silknet nor Kana shall be required to take any action that its respective Board of Directors determines in good faith after consultation with outside legal counsel would be inconsistent with its fiduciary duties to its stockholders under applicable law. Notwithstanding anything to the contrary contained in this Agreement, Silknet may adjourn or postpone the Silknet Stockholders' Meeting, and Kana may adjourn or postpone the Kana Stockholders' Meeting, to the extent that (i) such adjournment or postponement is necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to such party's stockholders in advance of the applicable vote or (ii) additional time is reasonably required to solicit proxies in favor of the approvals required by
Section 7.01(a) or (iii) as of the time for which such stockholders' meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such stockholders' meeting. Silknet shall ensure that Silknet Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Silknet in connection with Silknet Stockholders' Meeting are solicited, and Kana shall ensure that Kana Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Kana in connection with Kana Stockholders' Meeting are solicited, in compliance with the DGCL, applicable charter documents, the rules of Nasdaq and all other applicable legal requirements.

    (b) (i) The Board of Directors of Silknet shall recommend that Silknet stockholders vote in favor of the approval and adoption of this Agreement and approval of the Merger at the Silknet Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Silknet has recommended that Silknet stockholders vote in favor of the approval and adoption of this Agreement and approval of the Merger at Silknet Stockholders' Meeting; and (iii) neither the Board of Directors of Silknet nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Kana the recommendation of the Board of Directors of Silknet that Silknet stockholders vote in favor of the approval and adoption of this Agreement and approval of the Merger; provided, however, that nothing in this Agreement shall prevent the Board of Directors of Silknet from withholding, withdrawing, amending or modifying its recommendation in favor of approval and adoption of this Agreement and approval of the Merger if: (A) a Silknet Superior Offer is made to Silknet and is not withdrawn, (B) neither Silknet nor any of its representatives shall have violated any of the restrictions set forth in

Section 6.02, (C) five business days elapse following delivery by Silknet to Kana of written notice advising Kana that the Board of Directors of Silknet intends to withhold, withdraw, amend or modify its recommendation; and (D) the Board of Directors of Silknet concludes in good faith, after considering applicable state law and consultation with its outside counsel, that, in light of such Silknet Superior Offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary duties of the Board of Directors of Silknet to Silknet stockholders under applicable law. For purposes of this Agreement, "Silknet Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (x) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Silknet pursuant to which the stockholders of Silknet immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction; (y) a sale or other disposition by Silknet of assets (excluding inventory and used equipment sold in the ordinary course of business) representing all or substantially all of Silknet's assets, or (z) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Silknet), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing fifty percent (50%) or more of the voting power of the then outstanding shares of capital stock of Silknet, in each case on terms that, in the good faith judgment of the Board of Directors of Silknet (after consultation with an investment bank of nationally recognized reputation) are substantially more favorable to Silknet stockholders than the Merger (after taking into account all relevant factors, including the anticipated long-term value and strategic benefits of the Merger to Silknet stockholders, any conditions to the Silknet Superior Offer, the timing of the consummation of the transaction pursuant to the Silknet Superior Offer, the risk of nonconsummation thereof and the need for any required governmental or other consents, filings and approvals); provided, however, that an offer shall only be a Silknet Superior Offer if any financing required to consummate the transaction contemplated by such offer is committed or is otherwise reasonably likely in the good faith judgment of Silknet's Board of Directors to be obtained by such third party on a timely basis.

    (c) Subject to the right of Silknet to terminate this Agreement pursuant to
Section 8.01(i), nothing contained in Section 6.06(b) shall limit Silknet's obligation to call, give notice of, convene and hold the Silknet Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of Silknet shall have been withdrawn, amended or modified and regardless of whether any Silknet Takeover Proposal has been commenced, disclosed, or announced).

    (d) (i) The Board of Directors of Kana shall recommend that Kana stockholders vote in favor of approval of the Kana Voting Proposal at the Kana Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Kana has recommended that Kana stockholders vote in favor approval of the Kana Voting Proposal pursuant to this Agreement at the Kana Stockholders' Meeting; and (iii) neither the Board of Directors of Kana nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Silknet the recommendation of the Board of Directors of Kana that Kana stockholders vote in favor approval of the Kana Voting Proposal pursuant to this Agreement; provided, however, that nothing in this Agreement shall prevent the Board of Directors of Kana from withholding, withdrawing, amending or modifying its recommendation in favor of approval and adoption of this Agreement and approval of the Merger if (A) a Kana Superior Offer is made to Kana and is not withdrawn, (B) neither Kana nor any of its representatives shall have violated any of the restrictions set forth in Section 6.03, (C) five business days elapse following delivery by Kana to Silknet of written notice advising Silknet that the Board of Directors of Kana intends to withhold, withdraw, amend or modify its recommendation absent modification of the terms and conditions of this Agreement, and (D) the Board of Directors of Kana concludes in good faith, after considering applicable state law and consultation with its outside counsel, that, in light of such Kana Superior Offer, the failure to withhold, withdraw, amend or modify such recommendation would be inconsistent with the fiduciary duties of the Board of Directors of Kana to Kana stockholders under applicable law. For purposes of this Agreement, "Kana Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (x) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Kana pursuant to which the stockholders of Kana immediately preceding such transaction hold less than fifty percent (50%) of the equity interest in the surviving or resulting entity of such transaction; (y) a sale or other disposition by Kana of assets (excluding inventory and used equipment sold in the ordinary course of business) representing all or substantially all of Kana's assets, or (z) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Kana), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing fifty percent (50%) or more of the voting power of the then outstanding shares of capital stock of Kana, in each case on terms that, in the good faith judgment of the Board of Directors of Kana (after consultation with an investment bank of nationally recognized reputation) are substantially more favorable to Kana or its stockholders than the Merger (after taking into account all relevant factors, including the anticipated long-term value and strategic benefits of the Merger to Kana and its stockholders, any conditions to the Kana Superior Offer, the timing of the consummation of the transaction pursuant to the Kana Superior Offer, the risk of nonconsummation thereof and the need for any required governmental or other consents, filings and approvals); provided, however, that an offer shall only be a Kana Superior Offer if any financing required to consummate the transaction contemplated by such offer is committed or is otherwise reasonably likely in the good faith judgment of Kana's Board of Directors to be obtained by such third party on a timely basis.

    (e) Subject to the right of Kana to terminate this Agreement pursuant to
Section 8.01(j), nothing contained in Section 6.06(d) shall limit Kana's obligation to call, give notice of, convene and hold the Kana Stockholders' Meeting (regardless of whether the recommendation of the Board of Directors of Kana shall have been withdrawn, amended or modified and regardless of whether any Kana Takeover Proposal has been commenced, disclosed, or announced).

    (f) Kana may also submit additional proposals to its stockholders at the Kana Stockholders' Meeting (including a proposal to amend its Certificate of Incorporation to increase the number of authorized shares of Kana Common Stock or amend its Stock Incentive Plan to increase the number of Kana Common Stock issuable thereunder) that are not inconsistent with Kana's obligations under this Agreement, separate from the proposal referred to in Section 3.20. The approval by Kana stockholders of such additional proposals shall not be a condition to the closing of the Merger under this Agreement.

    Section 6.07 Legal Conditions To Merger.

    (a) Silknet and Kana shall each use all requisite commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Silknet or Kana or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, and
(B) any other applicable law. Silknet and Kana shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Silknet and Kana shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Joint Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement.

    (b) Kana and Silknet agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective commercially reasonable efforts to obtain any government clearances required for Closing, to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action.

    (c) Each of Silknet and Kana shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Silknet Disclosure Schedule or the Kana Disclosure Schedule, as the case may be, or (iii) required to prevent a Silknet Material Adverse Effect or a Kana Material Adverse Effect from occurring.

    Section 6.08 Public Disclosure.

    Kana and Silknet shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

    Section 6.09 Tax-Free Reorganization.

    Kana and Silknet shall each use all requisite commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

    Section 6.10 Nasdaq Quotation.

    Kana shall use all requisite commercially reasonable efforts to cause the shares of Kana Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

    Section 6.11 Stock Plans and Warrants.

    (a) At the Effective Time, each outstanding option to purchase shares of Silknet Common Stock (a "Silknet Stock Option") under the Silknet Stock Plans, whether vested or unvested, shall be assumed and shall constitute an option to acquire, on the same terms and conditions as were applicable under such Silknet Stock Option, the same number of shares of Kana Common Stock as the holder of such Silknet Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded downward to the nearest whole number), at a price per share (rounded upward to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Silknet Common Stock purchasable pursuant to such Silknet Stock Option immediately prior to the Effective Time divided by
(z) the number of full shares of Kana Common Stock deemed purchasable pursuant to such Silknet Stock Option in accordance with the foregoing. All outstanding rights of Silknet that it may hold immediately prior to the Effective Time to repurchase unvested shares of Silknet Common Stock issued or issuable under any of the Silknet Stock Plans (the "Repurchase Options") shall be assigned to Kana and shall thereafter be exercisable by Kana upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per shall be adjusted to reflect the Exchange Ratio.

    (b) As soon as practicable after the Effective Time, Kana shall deliver to the participants in Silknet Stock Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to Silknet Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6. 11 after giving effect to the Merger). Consistent with the terms of the Silknet Stock Plans and the documents governing the outstanding options under those plans, the Merger shall not result in the termination of any outstanding options under the Silknet Stock Plans that are so assumed by Kana or the shares of Kana Common Stock that will be subject to those options upon Kana's assumption of the options in the Merger. All holders of Silknet stock options shall have the right to exercise such options following the Effective Time, with full credit given to all of the provisions of the existing stock option agreements and the Silknet stock option plans, including provisions regarding vesting and service relating to any predecessor corporation acquired by Silknet and including the vesting acceleration provisions pursuant to which the vesting date of all options shall accelerate by one year upon a change in control such as the Merger. It is the intention of the parties that the options so assumed by Kana qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within 30 business days after the Effective Time, provided that Kana has received within 10 business days after the Effective Time all option documentation it requires relating to the outstanding options, Kana will issue to each person who, immediately prior to the Effective Time, is a holder of an outstanding option under the Silknet stock option plans that is to be assumed by Kana hereunder, a document in form and substance reasonably satisfactory to Silknet evidencing the foregoing assumption of such option by Kana, including provisions regarding vesting and service relating to any predecessor corporation acquired by Silknet and its subsidiaries and including the vesting acceleration provisions pursuant to which the vesting date of all options shall accelerate by one year upon a change in control such as the Merger. For purposes of clarity, an option to purchase 10,000 shares of Silknet Common Stock which but for the Merger would, immediately prior to the Effective Time, be vested with respect to 2,500 shares of Silknet Common Stock and scheduled to vest with respect to 2,500 shares of Silknet Common Stock in each of the first, second and third years following the Effective Time shall, immediately prior to the Effective Time, accelerate such that it is vested with respect to 5,000 shares of Silknet Common Stock (2,500 previously vested; 2,500 accelerated by one year) and scheduled to vest with respect to 2,500 shares of Silknet Common Stock in each of the first and second years following the Effective Time and thereafter be fully vested and exercisable in accordance with its terms.

    (c) Kana shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Kana Common Stock for delivery under Silknet Stock Plans assumed in accordance with this Section 6.11. As soon as practicable and in no event more than thirty (30) business days after the Effective Time, provided that Kana has received within 10 business days after the Effective Time all option documentation it requires relating to the outstanding options, Kana shall file a registration statement on Form S-8 (or any successor forms), subject to such options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. Silknet shall cooperate with and assist Kana in the preparation of such registration statements.

    (d) The Board of Directors of Silknet shall, prior to or as of the Effective Time, take all necessary actions, pursuant to and in accordance with the terms of the Silknet Stock Plans and the instruments evidencing the Silknet Stock Options, to provide for the conversion of the Silknet Stock Options into options to acquire Kana Common Stock in accordance with this Section 6.11, and that no consent of the holders of the Silknet Stock Options is required in connection with such conversion.

    (e) The Board of Directors of Silknet shall, prior to or as of the Effective Time, take appropriate action to approve the deemed cancellation of the Silknet Stock Options for purposes of Section 16(b) of the Exchange Act. The Board of Directors of Kana shall, prior to or as of the Effective Time, take appropriate action to approve the deemed grant of options to purchase Kana Common Stock under the Silknet Stock Options (as converted pursuant to this Section 6.11) for purposes of Section 16(b) of the Exchange Act.

    (f) Effective as of the date that is two business days prior to the Closing Date, Silknet shall take, or cause to be taken, all action necessary to amend the Silknet ESPP to (a) provide that the Silknet ESPP, and all future payment periods thereunder, shall terminate on the business day immediately prior to the first semi-annual entry date under the Kana Employee Stock Purchase Plan that is at least 30 business days following the Effective Time (the "Kana Entry Date"), and (b) any purchase rights that are outstanding on the business day immediately prior to the Kana Entry Date shall be exercised immediately prior to the Plan termination. Outstanding purchase rights under the Silknet ESPP shall be assumed by Kana at the Effective Time. On the Closing Date, Silknet shall deliver to Kana a complete list of all holders of outstanding purchase rights under the Silknet ESPP, including payroll deduction amounts elected by each holder and the price per share of Silknet Common Stock at the beginning of the current Silknet ESPP payment period. Each such purchase right so assumed by Kana under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Silknet ESPP and the documents governing the outstanding purchase rights under the Silknet ESPP, immediately prior to the Effective Time, except that the purchase price of shares of Kana Common Stock and the number of shares of Kana Common Stock to be issued upon the exercise of the assumed purchase right under the Silknet ESPP shall be adjusted in accordance with the Exchange Ratio. On the date the assumed purchase rights under the Silknet ESPP are exercised in accordance with the foregoing, each participant in the Silknet ESPP shall accordingly be issued shares of Kana Common Stock upon such purchase (adjusted for the Exchange Ratio). The Silknet ESPP, and all outstanding purchase rights thereunder, shall terminate with such purchase date, and no purchase rights shall be subsequently granted or exercised under the Silknet ESPP. Silknet employees who meet the eligibility requirements for participation in the Kana Employee Stock Purchase Plan (giving credit for service to Silknet for purposes of determining eligibility) shall be eligible to begin payroll deductions under that plan as of the first semi-annual entry date thereunder after the Effective Time.

    (g) Within five (5) business days following the date of this Agreement, Silknet shall set forth on Schedule 6.11(g) a list of all persons who Silknet reasonably believes are, with respect to Silknet and as of the date of this Agreement, "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder). Within five (5) business days prior to the Closing Date, Silknet shall revise Schedule 6.11(g) to reflect any additional information that Silknet reasonably believes would impact the determination of persons who are, with respect to Silknet, such "disqualified individuals."

    (h) At the Effective Time, Kana shall assume all outstanding warrants to exercise Silknet Common Stock ("Silknet Warrants") which have not expired or been exercised prior thereto. Each Silknet Warrant so assumed by Kana under this Agreement shall continue to have, and be subject to, the same terms and conditions as were applicable to such Silknet Warrant immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), provided that (A) such Silknet Warrant shall be exercisable for that number of whole shares of Kana Common Stock equal to the product of the number of shares of Silknet Common Stock that were issuable upon exercise of such Silknet Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio applicable to the Silknet Common Stock subject to such Silknet Warrant (rounded down to the nearest whole number of shares of Kana Common Stock) and (B) the per share exercise price for the shares of Kana Common Stock issuable upon exercise of such assumed Silknet Warrant shall be equal to the quotient determined by dividing the exercise price per share of Silknet Common Stock at which such Silknet Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio applicable to the series of Silknet Common Stock subject to such Silknet Warrant (rounded up to the nearest whole cent). Kana shall, from and after the Effective Time, upon exercise of the Silknet Warrants in accordance with the terms thereof, make available for issuance all shares of Kana Common Stock covered thereby and shall, as promptly as practicable after the Effective Time, issue to each holder of an outstanding Silknet Warrant a document evidencing the foregoing assumption by Kana.

    Section 6.12 Stock Option and Voting Agreements.

    Concurrently with the execution and delivery of this Agreement, Silknet and Kana shall (a) execute and deliver the Silknet Stock Option Agreement and the Kana Stock Option Agreement in the form annexed hereto as Exhibit C and Exhibit D, respectively, and (b) cause each of their respective directors and executive officers and each of their respective controlled affiliates listed on Schedule
6.12 herewith to execute and deliver voting agreements and irrevocable proxies in the applicable forms annexed hereto as Exhibits A and B (the "Voting Agreements"), agreeing, among other things, to vote in favor of the Merger and against any competing proposals. Silknet and Kana shall each take all corporate action necessary to reserve for issuance a sufficient number of shares of its common stock for delivery upon an exercise in full of the option granted to Kana in the Silknet Stock Option Agreement and to Silknet in the Kana Stock Option Agreement.

    Section 6.13 Board Composition.

    Kana and the Kana Board of Directors shall take all action required to increase the size of the Board to nine (9) as of the Effective Time and to cause the election promptly after the Election Time by the Kana Board of James
C. Wood to the Kana Board for at least a period of one (1) year following the Closing Date.

    Section 6.14 Brokers Or Finders.

    Each of Kana and Silknet represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Credit Suisse First Boston, whose fees and expenses will be paid by Silknet in accordance with Silknet's agreement with such firm (copies of which have been delivered by Silknet to Kana prior to the date of this Agreement), and Goldman, Sachs & Co., whose fees and expenses will be paid by Kana in accordance with Kana's agreement with such firm (a copy of which has been delivered by Kana prior to the date of this Agreement). Each of Kana and Silknet agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or any of its Affiliates.

    Section 6.15 Stand-Off Agreements.

    On or before the Effective Time, each officer and director of Silknet and Kana and affiliates controlled by Silknet or Kana will execute a Market Stand-Off Agreement in substantially the form attached hereto as Exhibit E (the "Stand-Off Agreement").

    Section 6.16 Registration Rights.

    On or before the Effective Time, Kana shall use all commercially reasonable efforts to amend its Fourth Amended and Restated Investors Rights Agreement to provide registration rights to Silknet Principal Stockholders which possess rights to cause their Silknet Common Stock to be registered, on a basis pari passu with the holders of Kana registration rights, substantially in the form of Exhibit F hereto (the "Rights Agreement Amendment").

    Section 6.17 Indemnification.

    (a) From and after the Effective Time, Kana agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of Silknet (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Silknet would have been permitted under Delaware law and its certificate of incorporation or bylaws in effect on the date hereof to indemnify such Indemnified Party (and Kana and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

    (b) For a period of six (6) years after the Effective Time, Kana shall cause the Surviving Corporation to maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by Silknet's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Kana) with coverage in amount and scope at least as favorable as Silknet's existing coverage; provided, that in no event shall Kana or the Surviving Corporation be required to expend in excess of two hundred percent (200%) of the annual premium currently paid by Silknet for such coverage as heretofore disclosed by Silknet to Kana (the "Current Premium"); and if such premium would at any time exceed 200% of the Current Premium, then the Surviving Corporation shall maintain insurance policies which provide the maximum and best coverage available at an annual premium equal to two hundred percent (200%) of the Current Premium.

    (c) The provisions of this Section 6.17 are intended to be an addition to the rights otherwise available to the current officers and directors of Silknet by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

    (d) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against any Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as a director, officer, employee, principal stockholder, fiduciary or agent of Silknet occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period of six years after the Effective Time (whether arising before or after the Effective Time), such Indemnified Party shall be entitled to be represented by counsel and following the Effective Time (i) any counsel retained by the Indemnified Parties shall be reasonably satisfactory to the Surviving Corporation and Kana, (ii) the Surviving Corporation and Kana shall pay as incurred the reasonable fees and expenses of such counsel, promptly after statement therefor are received, and (iii) the Surviving Corporation and Kana will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Kana shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect to any such claim or claims shall continue until the final disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

    Section 6.18 Benefit Plans.

    Kana agrees that, during the period commencing at the Effective Time and continuing for a reasonable period thereafter, the employees of Silknet and its Subsidiaries will continue to be provided with benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of securities) each of which are listed in Section 3.13 of the Silknet Disclosure Schedule which are substantially as favorable in the aggregate as those currently provided by Silknet and its Subsidiaries to such employees (except with respect to the 401(k) plan as provided below).

    (a) Unless Kana consents otherwise in writing, Silknet shall take all action necessary to terminate, or cause to terminate, before the Effective Time, any Silknet Employee Plan that is a 401(k) plan or other defined contribution retirement plan or employee stock purchase plan. Kana shall permit the rollover of the accounts of participants in the Silknet 401(k) plans to the Kana 401(k) plan (including outstanding loans of those participants who became employees of Kana).

    (b) Kana shall include Silknet employees in Kana's welfare plans (within the meaning of Section 3(1) of ERISA) and fringe benefit plans on the same basis and terms as Silknet employees currently participate and, in any event, with respect to particular welfare plans of Kana, upon the termination of the Silknet welfare plans. All welfare benefit plans of Kana or the Surviving Corporation in which Silknet's employees participate after the Effective Time shall (i) recognize expenses and claims that were incurred by Silknet' employees in the year in which the Effective Time occurs and entitle Silknet employees to applicable co-payments and deductibles, if any, at a rate not higher than that in effect under the corresponding welfare benefit plan of Silknet in effect at the Effective Time, and (ii) provide coverage for preexisting health conditions to the extent covered under the applicable plans or programs of Silknet as of the Effective Time. In addition, for eligibility purposes under plans of the Surviving Corporation or Kana, service by an employee for Silknet or any of its subsidiaries and any predecessor prior to the Effective Time shall be taken into account to the same extent as service for Kana; provided, that nothing hereby shall require the inclusion any such employee in any such plan prior to the Effective Time, and further provided, that in determining the amount of vacation pay owed to any such Silknet employee from and after the Effective Time under the applicable terms of the vacation pay plan of the Surviving Corporation or Kana (which terms need not be comparable to the terms of the vacation plan or policy of Silknet or any of its subsidiaries and any predecessor), credit shall be given for such employee's service for Silknet or any of its subsidiaries and any predecessor corporation prior to the Effective Time. Employees of Silknet or any of its subsidiaries and any predecessor corporation as of the Effective Time shall be permitted to participate in Kana's Employee Stock Purchase Plan (the "Kana ESPP") (if any) commencing on the first enrollment date following the Effective Time, subject to compliance with the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with Silknet or any of its subsidiaries and any predecessor corporation. In addition, for eligibility and vesting purposes (but not for benefit computation or accrual purposes) under plans of the Surviving Corporation or the Parent, service by an employee for Silknet, its subsidiaries and any of their predecessor corporations prior to the Effective Time shall be taken into account to the same extent as service for Kana. Notwithstanding the foregoing, for a period of no less than one year after the Effective Time, Kana shall provide severance and termination benefits to employees of Silknet that are no less favorable than those provided by Silknet to such Silknet employees as of the date hereof.

    (c) With respect to each benefit plan, program practice, policy or arrangement maintained by Kana (the "Kana Employee Plans") in which employees of Silknet subsequently participate, Kana will recognize such employee's cumulative prior service to Silknet and its subsidiaries (and their predecessor corporation) for purposes of determining eligibility to participate in and for the vesting of benefits under such Kana Employee Plans; provided that such recognition shall not be for the purpose of determining retirement benefits and accrual. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations. Each Kana Employee Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Silknet benefit plan. Silknet Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Kana Employee Plan.

    Section 6.19 Registration Statement; Joint Proxy Statement/Prospectus.

    If at any time prior to the Effective Time any event relating to Silknet or any of its Affiliates, officers or directors should be discovered by Silknet which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Silknet shall promptly inform Kana. If at any time prior to the Effective Time any event relating to Kana or any of its Affiliates, officers or directors should be discovered by Kana which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, Kana shall promptly inform Silknet.

    Section 6.20 Section 16.

    Assuming that Silknet delivers to Kana the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of Kana, or a committee of two or more "non-employee directors" thereof (as such item is defined for purposes of Rule 16b-3 under the Exchange Act), shall adopt resolutions prior to the consummation of the Merger, providing that the receipt by Silknet Insiders (as defined below) of Kana Common Stock in exchange for Silknet Common Stock, and of options and warrants for Kana Common Stock upon conversion of outstanding options and warrants of Silknet, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. Such resolutions shall comply with the approval conditions of Rule 16b-3 under the Exchange Act for purposes of such Section 16(b) exemption, including, but not limited to, specifying the name of Silknet Insiders, the number of equity securities to be acquired or disposed of for each such person, the material terms of any derivative securities, and that the approval is intended to make the receipt of such securities exempt pursuant to Rule 16b-3(d). "Section 16 Information" shall mean information accurate in all respects regarding Silknet Insiders, the number of Silknet Common Stock (or options or warrants therefor, collectively, the "Options") held by each such Silknet Insider and expected to be exchanged for Kana Common stock in the Merger, and the number and description of the Options held by each such Silknet Insider and expected to be converted into options or warrants for Kana Common Stock in connection with the Merger. "Silknet Insiders" shall mean those officers, directors and 10% stockholders of Silknet who will be subject to the reporting requirements of
Section 16(b) of the Exchange Act with respect to Kana and who are listed in the Section 16 Information.

                                  ARTICLE VII.

                              CONDITIONS TO MERGER

    Section 7.01 Conditions To Each Party's Obligation To Effect The Merger.

    The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

    (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Silknet Common Stock and the Kana Voting Proposal shall have been approved by the affirmative vote of the holders of a majority of the shares of Kana Common Stock present or represented at the Kana Stockholders' Meeting at which a quorum is present.

    (b) Approvals. Other than the filing provided for by Section 1.01, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity shall have been obtained or made or shall have expired, other than those, the absence of which would not reasonably be expected to have a Kana Material Adverse Effect or Silknet Material Adverse Effect and would not prohibit or render unlawful the consummation of the Merger.

    (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    (d) No Legal Impediment. No Governmental Entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order, statute, rule or regulation which is in effect and which has the effect of making the Merger unlawful or otherwise prohibiting consummation of the Merger.

    (e) Nasdaq. The shares of Kana Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq.

    Section 7.02 Additional Conditions To Obligations Of Kana And Merger Sub.

    The obligations of Kana and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Kana and Merger Sub:

    (a) Representations And Warranties. The representations and warranties of Silknet set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, other than representations and warranties which speak as of an earlier date (which shall be true and correct as of such earlier date) and except for (i) changes contemplated by this Agreement and (ii) where the failure to be true and correct, individually or in the aggregate, has not had and will not, determined as of the Closing Date and solely with the passage of time, have a Silknet Material Adverse Effect.

    (b) Performance Of Obligations Of Silknet. Silknet shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

    (c) Certificate. Kana shall have received a certificate signed on behalf of Silknet by the chief executive officer and the chief financial officer of Silknet to the effect that the conditions set forth in Section 7.02(a) and
Section 7.02(b) are satisfied.

    (d) Stand-Off Agreements. Each officer and director of and each affiliate controlled by Silknet shall have entered into Stand-Off Agreements, pursuant to which each such person will agree not to sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Silknet Common Stock held as of the date of such agreement or later acquired by such person for a period ending 90 days after the Closing.

    (e) Tax Opinion. Kana shall have received a written opinion from Brobeck, Phleger & Harrison LLP, counsel to Kana, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties to this Agreement shall make reasonable representations as requested by such counsel for the purpose of rendering such opinion.

    (f) Absence of Material Adverse Effect. No Silknet Material Adverse Effect or Kana Material Adverse Effect shall have occurred, and no fact or circumstance shall exist which will, determined as of the Closing Date and solely with the passage of time, result in a Silknet Material Adverse Effect.

    Section 7.03 Additional Conditions To Obligations Of Silknet.

    The obligation of Silknet to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Silknet:

    (a) Representations And Warranties. The representations and warranties of Kana and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, other than representations which speak as of an earlier date (which shall be true and correct as of such earlier date) and except for,
(i) changes contemplated by this Agreement and (ii) where the failures to be true and correct, individually or in the aggregate, have not had and will not, determined as of the Closing Date and solely with the passage of time, have a Kana Material Adverse Effect.

    (b) Performance Of Obligations Of Kana And Merger Sub. Kana and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

    (c) Certificate. Silknet shall have received a certificate signed on behalf of Kana by the chief executive officer and the chief financial officer of Kana to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) are satisfied.

    (d) Stand-Off Agreements. Each officer and director of and each affiliate controlled by Kana shall have entered into Stand-Off Agreements, pursuant to which each such person will agree not to sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Kana Common Stock held as of the date of such agreement or later acquired by such person for a period ending 90 days after the Closing Date.

    (e) Tax Opinion. Silknet shall have received the opinion of Testa, Hurwitz &Thibeault, LLP, counsel to Silknet, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties to this Agreement shall make reasonable representations as requested by such counsel for the purpose of rendering such opinion.

    (f) Absence of Kana Material Adverse Effect. No Kana Material Adverse Effect shall have occurred, and no fact or circumstance shall exist which will, determined as of the Closing Date and solely with the passage of time, result in a Kana Material Adverse Effect.

    (g) Rights Agreement Amendment. Kana shall have delivered the Rights Agreement Amendment.

    Section 7.04 Frustration of Closing Conditions.

    Neither Kana, Merger Sub nor Silknet may rely on the failure of any condition set forth in Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreements, as required by and subject to
Section 6.07.

                                 ARTICLE VIII.

                           TERMINATION AND AMENDMENT

    Section 8.01 Termination.

    At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Silknet, this Agreement may be terminated:

    (a) by mutual consent duly authorized by the Boards of Directors of Kana and Silknet;

    (b) by either Kana or Silknet, if the Closing shall not have occurred on or before July 31, 2000 (provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement);

    (c) by Kana, if (i) Silknet shall have breached any representation or warranty made as of the date of this Agreement, or shall breach any obligation or agreement hereunder in a manner causing conditions precedent to the Closing not to be satisfied and such breach shall not have been cured within twenty
(20) business days of receipt by Silknet of written notice of such breach, provided that the right to terminate this Agreement by Kana under this Section 8.01(c)(i) shall not be available to Kana where Kana is at that time in material breach of this Agreement, or (ii) the Board of Directors of Silknet shall have omitted, withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Kana or recommended, endorsed, accepted or agreed to a Silknet Takeover Proposal or shall have resolved to do any of the foregoing;

    (d) by Silknet, if (i) Kana shall have breached any representation or warranty made as of the date of this Agreement, or shall breach any obligation or agreement hereunder in a manner causing conditions precedent to the Closing not to be satisfied and such breach shall not have been cured within twenty
(20) business days following receipt by Kana of written notice of such breach, provided that the right to terminate this Agreement by Silknet under this
Section 8.01(d)(i) shall not be available to Silknet where Silknet is at that time in material breach of this Agreement, or (ii) the Board of Directors of Kana shall have omitted, withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Silknet or recommended, endorsed, accepted or agreed to a Kana Takeover Proposal or shall have resolved to do any of the foregoing;

    (e) by Kana if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, (ii) if any required approval of the stockholders of Silknet shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof, or (iii) the Kana Voting Proposal is not obtained at the Kana Stockholders Meeting or at any adjournment thereof; or

    (f) by Silknet if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, (ii) if any required approval of the stockholders of Silknet shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof, or (iii) the Kana Voting Proposal is not obtained at the Kana Stockholders Meeting or at any adjournment thereof.

    (g) by Kana, if Silknet or any of its Representatives shall participate in discussions or negotiations, or take any other action, in breach (other than an immaterial breach) of Section 6.02.

    (h) by Silknet, if Kana or any of its Representatives shall participate in discussions or negotiations, or take any other action, in breach (other than an immaterial breach) of Section 6.03.

    (i) by Silknet, in response to a Silknet Superior Offer which was not solicited by Silknet; provided that Silknet shall have complied in all material respects with its obligations under Sections 6.02 (no-shop) and 6.06 (stockholder meetings) and such Silknet Superior Offer did not otherwise result from a breach of any of Silknet's obligations under this Agreement; and provided further, that no termination pursuant to this Section 8.01(i) shall be effective until after the fifth business day following Kana's receipt of written notice advising Kana that the Board of Directors of Silknet is prepared to accept a Silknet Superior Offer, specifying the material terms and conditions of such Silknet Superior Offer and identifying the person making such Silknet Superior Offer; and the payment of any applicable termination fee pursuant to Section 8.03.

    (j) by Kana, in response to a Kana Superior Offer which was not solicited by Kana; provided that Kana shall have complied in all material respects with its obligations under Sections 6.03 (no-shop) and 6.06 (stockholder meetings) and such Kana Superior Offer did not otherwise result from a breach of any of Kana's obligations under this Agreement; and provided further, that no termination pursuant to this Section 8.01(j) shall be effective until after the fifth business day following Silknet's receipt of written notice advising Silknet that the Board of Directors of Kana is prepared to accept a Kana Superior Offer, specifying the material terms and conditions of such Kana Superior Offer and identifying the person making such Kana Superior Offer; and the payment of any applicable termination fee pursuant to Section 8.03.

    Section 8.02 Effect of Termination.

    In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Kana or Silknet or their respective officers, directors, security holders or affiliates, except as provided in Section 8.03 and/or except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement involving fraud, intentional misrepresentation or willful misconduct; provided that the provisions of Section 8.03 and this
Section 8.02 shall remain in full force and effect and survive any termination of this Agreement.

    Section 8.03 Expenses and Termination Fees.

    (a) Subject to Sections 8.03(b) and 8.03(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, related agreements and documents and the transactions contemplated hereby and thereby (including the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

    (b) In the event that (i) after a Silknet Takeover Proposal has been made to Silknet or to Silknet stockholders generally or otherwise has become publicly known, this Agreement shall be terminated by Kana pursuant to Section 8.01(c)(i) or Section 8.01(e)(ii) or by Silknet pursuant to Section 8.01(f)(ii) or by either party pursuant to Section 8.01(b), or (ii) this Agreement shall be terminated by Kana pursuant to Section 8.01(c)(ii) (other than as a result of a change in the Silknet Board's recommendation based on a right of termination by Silknet under Section 8.01(d)(i)), or Section 8.01(g), or (iii) this Agreement shall be terminated by Silknet pursuant to Section 8.01(i), then, in any such event, in addition to any other remedies Kana may have, Silknet shall pay to Kana the sum of one hundred forty-eight million three hundred thousand dollars ($148,300,000), (x) which shall be due and payable in full upon termination of this Agreement (in the case of termination by Silknet pursuant to Section 8.01(i)) and (y) forty million dollars ($40,000,000) of which shall be due and payable upon termination of this Agreement and the balance of which shall be due and payable upon the consummation of a Silknet Takeover Proposal at any time prior to the first anniversary of the termination of this Agreement (in all other cases within the scope of this Section 8.03(b)). All payments pursuant to Section 8.03(b) shall be made by wire transfer of same-day funds to an account specified by Kana.

    (c) In the event that (i) after a Kana Takeover Proposal has been made to Kana or to Kana stockholders generally or otherwise has become publicly known, this Agreement shall be terminated by Silknet pursuant to Section 8.01(d)(i) or
Section 8.01(f)(iii) or by Silknet pursuant to Section 8.01(e)(iii) or by either party pursuant to Section 8.01(b), or (ii) this Agreement shall be terminated by Silknet pursuant to Section 8.01(d)(ii) (other than as a result of a change in the Kana Board's recommendation based on the occurrence of a circumstance giving rise to a right of termination by Kana under Section 8.01(c)(i)), or Section 8.01(h), or (iii) this Agreement shall be terminated by Kana pursuant to Section 8.01(j), then, in any such event, in addition to any other remedies Silknet may have, Kana shall pay to Silknet the sum of one hundred forty-eight million three hundred thousand dollars ($148,300,000), (x) which shall be due and payable in full upon termination of this Agreement (in the case of termination by Kana pursuant to Section 8.01(j)) and (y) forty million dollars ($40,000,000) of which shall be due and payable upon termination of this Agreement and the balance of which shall be due and payable upon the consummation of a Kana Takeover Proposal at any time prior to the first anniversary of the termination of this Agreement (in all other cases within the scope of this Section 8.03(c)). All payments pursuant to Section 8.03(c) shall be made by wire transfer of same-day funds to an account specified by Silknet.

    (d) Each party acknowledges that the agreements contained in this Section
8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if a party fails promptly to pay the amount due pursuant to this Section 8.03 and, in order to obtain such payment, the other party commences a suit which results in a judgment or settlement for the fee set forth in this Section 8.03, the liable party shall pay to the party commencing such suit its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

    Section 8.04 Amendment.

    This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Silknet or of Kana, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by a written instrument signed on behalf of each of the parties hereto.

    Section 8.05 Extension; Waiver.

    At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE IX.

                                 MISCELLANEOUS

    Section 9.01 Nonsurvival Of Representations, Warranties And Agreements.

    None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Section 1.04, Section 2.01, Section 2.02, Section 6.13, Section 6.14, Section 6.15, Section 6.17,
Section 6.18, Section 19 and Article IX. The Confidentiality Agreement between Kana and Silknet dated as of February 1, 2000 (the "Confidentiality Agreement") shall survive the execution and delivery of this Agreement.

    Section 9.02 Notices.

    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized express overnight courier service, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Kana or Merger Sub, to:

      Kana Communications, Inc.
      740 Bay Road
      Redwood City, CA 94063
      Fax: (650) 474-8501
      Attn.: Chief Executive Officer

      with a copy to:

      Warren T. Lazarow, Esq.
      David A. Makarechian, Esq.
      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Place
      2200 Geng Road
      Palo Alto, CA 94303
      Fax: (650) 496-2885

      and to:

      Rod J. Howard, Esq.
      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Place
      2200 Geng Road
      Palo Alto, CA 94303
      Fax: (650) 496-2777

    (b) if to Silknet, to:

      Silknet Software Inc.
      50 Phillippe Cote Street
      Manchester, NH 03101
      Fax: (603) 625-0428
      Attn.: Chief Executive Officer

      with a copy to:

      John Hession, Esq.
      Testa, Hurwitz & Thibeault, LLP
      Oliver Street Tower
      125 High Street
      Boston, MA 02110
      Fax: (617) 248-7100

    Section 9.03 Definitions.

    For purposes of this Agreement:

    (a) "Silknet Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that is materially adverse to the business, financial condition or results of operations of Silknet and its Subsidiaries, taking Silknet and its Subsidiaries together as a whole, provided, however, that none of the following shall be deemed either alone or in combination, to constitute a Material Adverse Effect; (a) any change in the market price or trading volume of Silknet after the date hereof; (b) any failure by Silknet to meet the revenue or earnings predictions or other expectations of equity analysts, or any decrease in revenues from prior periods, for any period ending (or for which earnings are released) on or after the date of this Agreement; (c) any adverse effect on the bookings, revenues, gross margins or earnings of Silknet (or the direct consequence thereof) following the date of this Agreement which is directly and primarily attributable to or arises directly and primarily from a delay of, reduction in or cancellation or change in the terms or timing of product orders by customers of Silknet or any change in the timing of projects or implementations, purchasing patterns or habits of Silknet customers, whether current or prospective, or any indecision of any such customer regarding Silknet products or Services; (d) any change arising directly and primarily out of conditions affecting the electronic customer relationship management (eCRM) market, the U.S. economy as a whole or the international economy as a whole or any political, economic or social instability in any such markets or economies; (e) any termination or modification of any existing Silknet contract with a customer or termination or modifications of negotiations between Silknet and its customers (however, this proviso shall not exclude any underlying change, effect, event, occurrence, state of facts or development which results in a change in price or trading volume within the scope of clause (a) or a failure to meet estimates, predictions or expectations within the scope of clause (b).

    (b) "Kana Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that is, materially adverse to the business, financial condition or results of operations of Kana and its Subsidiaries, taking Kana and its Subsidiaries together as a whole, provided, however, that none of the following shall be deemed either alone or in combination, to constitute a Material Adverse Effect; (a) any change in the market price or trading volume of Kana after the date hereof; (b) any failure by Kana to meet the revenue or earnings predictions or other expectations of equity analysts, or any decrease in revenues from prior periods, for any period ending (or for which earnings are released) on or after the date of this Agreement; (c) any adverse effect on the bookings, revenues, gross margins or earnings of Kana (or for direct consequence thereof) following the date of this Agreement which is directly and primarily attributable to or arises directly and primarily from a delay of, reduction in or cancellation or change in the terms or timing of product orders by customers of Kana or any change in the timing of projects or implementations, purchasing patterns or habits of Kana customers, whether current or prospective, or any indecision of any such customer regarding Kana products or services; (d) any change arising directly and primarily out of conditions affecting the electronic customer relationship management (eCRM) markets, the U.S. economy as a whole or the international economy as a whole or any political, economic or social instability in any such markets or economies;
(e) any termination or modification of any existing Kana contract with a customer or termination or modifications of negotiations between Kana and its customers (however, this proviso shall not exclude any underlying change, effect, event, occurrence, state of facts or developments which results in a change in price or trading volume within the scope of clause (a) or a failure to meet estimates, predictions or expectations within the scope of clause (b)).

    Section 9.04 Interpretation.

    When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 6, 2000.

    Section 9.05 Counterparts.

    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

    Section 9.06 Entire Agreement; No Third Party Beneficiaries.

    This Agreement (including the documents and the instruments referred to herein) (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.14 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreement shall remain in full force and effect until the Effective Time. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither Silknet nor Kana makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other's representatives of any documentation or other information with respect to any one or more of the foregoing.

    Section 9.07 Governing Law.

    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, including matters relating to merger procedure, corporate governance and fiduciary duty without regard to any applicable conflicts of law. All disputes or controversies shall be settled in the Delaware Chancery Court and each party irrevocably and unconditionally consents and submits to the jurisdiction of the courts of the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

    Section 9.08 Assignment.

    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.






                            [SIGNATURE PAGE FOLLOWS]

    IN WITNESS WHEREOF, Kana, Merger Sub and Silknet have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

KANA COMMUNICATIONS, INC.                 PISTOL ACQUISITION CORP.

  /s/
By: _________________________________        /s/
                                          By: _________________________________
Title: Chief Executive Officer            Title: President

                                          SILKNET SOFTWARE INC.

                                             /s/
                                          By: _________________________________
                                          Title: Chief Executive Officer






            [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

                                   EXHIBIT A

                         SILKNET STOCK VOTING AGREEMENT

                                   EXHIBIT B

                          KANA STOCK VOTING AGREEMENT

                                   EXHIBIT C

                         SILKNET STOCK OPTION AGREEMENT

                                   EXHIBIT D

                          KANA STOCK OPTION AGREEMENT

                                   EXHIBIT E

                              STAND-OFF AGREEMENT

                                   EXHIBIT F

                           RIGHTS AMENDMENT AGREEMENT

                                                                     APPENDIX II

                          KANA STOCK VOTING AGREEMENT

    THIS KANA STOCK VOTING AGREEMENT ("Kana Stock Voting Agreement") is made and entered into as of February 6, 2000 by and between Silknet Software Inc., a Delaware corporation ("Silknet"), and the undersigned director, officer or affiliate (the "Holder") of Kana Communications, Inc., a Delaware corporation ("Kana").

                                    Recitals

    Concurrently with the execution of this Kana Stock Voting Agreement, Silknet, Pistol Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Kana ("Sub"), and Kana have entered into an Agreement and Plan of Reorganization, dated as of February 6, 2000 (the "Merger Agreement") providing for the merger of Sub with and into Silknet (the "Merger"). As a result of the Merger, which is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended, Silknet will become a wholly-owned subsidiary of Kana and stockholders of Silknet will become stockholders of Kana. Holder is the holder of record and the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the number of shares of the capital stock of Kana indicated on the signature page of this Kana Stock Voting Agreement (the "Shares"). As a condition to its execution and delivery of the Merger Agreement, Silknet has requested that Holder agree, and in consideration, and to induce the execution and delivery, of the Merger Agreement by Silknet, Holder is willing to agree (i) not to transfer or otherwise dispose of the Shares or any other shares of capital stock of Kana acquired after the date of this Kana Stock Agreement and prior to the expiration of this Kana Stock Voting Agreement, except as specifically permitted hereby, and (ii) to vote the Shares and any other such shares of Kana stock so as to facilitate consummation of the Merger, as more fully described below.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   Agreement

    Section 1 No Transfer or Encumbrance of Shares. Holder agrees not to sell, pledge, assign, encumber, dispose of or otherwise transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) ("transfer") any of the Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto at any time prior to the expiration of this Kana Stock Voting Agreement. The foregoing restrictions shall not prohibit a transfer of shares or New Shares (i) in the case of an individual, to any member of his immediate family, to a trust for the benefit of Holder or any member of his immediate family or a transfer of Shares or New Shares upon the death of Holder, (ii) in the case of a partnership or limited liability company, to one or more partners or members or to an affiliated corporation, or
(iii) which Holder can not prevent (it being understood that Holder shall use his best efforts to prevent transfers other than pursuant to (i) and (ii) hereof; provided, however, that any transferee with respect to a transfer permitted under (i) or (ii) shall, as a precondition to such transfer, agree in a writing delivered to Silknet, to be bound by the terms and conditions of this Kana Stock Voting Agreement. This Kana Stock Voting Agreement shall expire on the earlier of (a) the date and time on which the Merger shall become effective in accordance with the terms of the Merger Agreement or (b) the date on which the Merger Agreement shall be terminated pursuant to Section 8.01 of the Merger Agreement (the "Expiration Date"). Holder agrees that any shares of capital stock of Kana that Holder purchases or with respect to which Holder otherwise acquires beneficial ownership after the date of this Kana Stock Voting Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Kana Stock Voting Agreement to the same extent as if such shares constituted Shares.

    Section 2 Agreement to Vote Shares. Holder hereby agrees to appear, or, using Holder's best efforts and to the full extent legally permitted, cause the holder of record on any applicable record date to appear in person or by proxy for the purpose of obtaining a quorum at any annual or special meeting of stockholders of the Company and at any adjournment thereof at which matters relating to the Merger, the Merger Agreement or any transaction contemplated thereby are considered. At every meeting of the Kana stockholders called with respect to any of the following, and at any adjournment thereof, Holder shall vote or, using Holder's best efforts and to the full extent legally permitted, cause the holder of record to vote the Shares and any New Shares (except those Shares or New Shares which are not voting securities):

      (a) in favor of approval of the issuance of shares of Kana stock pursuant to the Merger Agreement, and any proposal or action which would, or could reasonably be expected to, facilitate the Merger;

      (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement;

      (c) against any merger, consolidation or other business combination of Kana with, sale of assets or stock of Kana to, or reorganization or recapitalization involving Kana, other than as contemplated or permitted by the Merger Agreement;

      (d) against any liquidation, or winding up of Kana; and

      (e) against any other proposal or action which would, or could reasonably be expected to, impede, frustrate, prevent, prohibit or discourage the Merger (each of (b) through (e) collectively, an "Opposing Proposal").

Holder, as the holder of voting stock of Kana, shall be present, in person or by proxy, or, using Holder's best efforts and to the full extent legally permitted, cause the holder of record to be present, in person or by proxy, at all meetings of stockholders of Kana so that all Shares and New Shares are counted for the purposes of determining the presence of a quorum at such meetings. This Kana Stock Voting Agreement is intended to bind Holder only with respect to the specific matters set forth herein, and shall not prohibit Holder from acting in accordance with Holder's fiduciary duties as an officer or director of Kana.

    Section 3 Option Exercise. Holder agrees that if, at any meeting of stockholders of Kana called with respect to any of (a) through (e) of Section 2 hereof, the number of shares of Kana's capital stock voting in accordance with
(a) through (e) of Section 2 hereof shall not be enough to prevail in such vote, Holder will immediately exercise any and all options and warrants, or otherwise convert or exercise any securities, beneficially owned by him (to the full extent permitted by applicable law) in order to vote all New Shares resulting from such exercise or conversion in accordance with Section 2 hereof. Silknet hereby agrees that, in the event Holder is required pursuant to this
Section 3 to convert or exercise any securities and upon request by Holder, Silknet will make a loan, evidenced by a promissory note and on reasonable terms, to Holder (or any third party) in the amount of any tax imposed on Holder (or such third party) solely as a result of such conversion or exercise.

    Section 4 Irrevocable Proxy. Concurrently with the execution of this Kana Stock Voting Agreement, Holder agrees to deliver to Silknet a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable to the extent provided therein; provided, however, that the Proxy shall be revoked upon termination of this Kana Stock Voting Agreement in accordance with its terms.

    Section 5 Representations, Warranties and Covenants of Holder. Holder hereby represents, warrants and covenants to Silknet as follows:

      (a) Ownership of Shares. Holder (i) is the holder of record or beneficial owner or holder of the voting power of the Shares and will be the holder of record or beneficial owner or holder of the voting power of all New Shares, if any, which at the date hereof and at all times until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances that would interfere with the voting of the Shares or the granting of any proxy with respect thereto, (ii) does not beneficially own any shares of capital stock of Kana other than the Shares (except to the extent that Holder currently disclaims beneficial ownership in accordance with applicable law) and (iii) has full power and authority to make, enter into, deliver and carry out the terms of this Kana Stock Voting Agreement and the Proxy.

      (b) No Voting Trusts and Agreements. Between the date of this Agreement and the Expiration Date, Holder will not, and will not permit any entity under Holder's control to, deposit any shares of Kana capital stock held by Holder or such entity in a voting trust or subject any shares of Kana capital stock held by such Holder or such entity to any arrangement or agreement with respect to the voting of such shares of capital stock, other than agreements entered into with Silknet.

      (c) Validity; No Conflict. This Kana Stock Voting Agreement constitutes the legal, valid and binding obligation of Holder. Neither the execution of this Kana Stock Voting Agreement by Holder nor the consummation of the transactions contemplated herein will violate or result in a breach of (i) any provision of any trust, charter, partnership agreement or other charter document applicable to Holder, (ii) any agreement to which Holder is a party or by which Holder is bound, (iii) any decree, judgment or order to which Holder is subject, or (iv) any law or regulation now in effect applicable to Holder.

      (d) No Proxy Solicitations. Subject to the last sentence of Section 2, between the date of this Agreement and the Expiration Date, Holder will not, and will not permit any entity under Holder's control, to (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action which would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) initiate a stockholders' vote with respect to an Opposing Proposal or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange
  Act) with respect to any voting securities of Kana with respect to an Opposing Proposal.

    Section 6 Representations, Warranties and Covenants of Silknet. Silknet represents, warrants and covenants to Holder as follows:

      (a) Due Authorization. This Kana Stock Voting Agreement has been authorized by all necessary corporate action on the part of Silknet and has been duly executed by a duly authorized officer of Silknet.

      (b) Validity; No Conflict. This Kana Stock Voting Agreement constitutes the legal, valid and binding obligation of Silknet. Neither the execution of this Kana Stock Voting Agreement by Silknet nor the consummation of the transactions contemplated herein will violate or result in a breach of (i) any agreement to which Silknet is a party or by which Silknet is bound, (ii) any decree, judgment or order to which Silknet is subject, or (iii) any law or regulation now in effect applicable to Silknet.

    Section 7 Additional Documents. Holder and Silknet hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Silknet's legal counsel or Holder, as the case may be, to carry out the intent of this Kana Stock Voting Agreement.

    Section 8 Legending of Shares. Upon the request of Silknet, Holder agrees that it shall forthwith surrender all certificates representing the Shares so that they shall bear a conspicuous legend stating that they are subject to this Agreement (and the restrictions on transfer provided for herein) and to an Irrevocable Proxy. Subject to the terms of Section 2 hereof, Stockholder agrees that it shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

    Section 9 Consent and Waiver. Holder hereby gives any consent or waiver reasonably required for the consummation of the Merger under the terms of any agreement to which Holder is a party.

    Section 10 Termination. Notwithstanding any other provision contained herein, this Kana Stock Voting Agreement and the Proxy, and all obligations of Holder hereunder and thereunder, shall terminate as of the Expiration Date.

    Section 11 No Solicitation.

      (a) Until the earlier of the Effective Time (as defined in the Merger Agreement) or a valid termination of the Merger Agreement pursuant to
  Article VIII thereof, Holder will not, and will not authorize, direct or permit any of its officers, directors, employees, affiliates under its control, investment bankers, attorneys, accountants or other agents, advisors or representatives (collectively, "Representatives") to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Kana Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiry or proposal that constitutes or may reasonably be expected to lead to, any Kana Takeover Proposal, (iii) authorize, approve or recommend any Kana Takeover Proposal, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment accepting or providing for any Kana Takeover Proposal.

      (b) Holder and Silknet agree that irreparable damage would occur in the event that the provisions of this Section 11 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Silknet shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 11 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

      (c) For purposes of this Agreement, "Kana Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving an acquisition or a change in control of Kana or the acquisition of a majority of the outstanding shares of capital stock of Kana, or all or substantially all of the assets of Kana, or any other transaction inconsistent with consummation of the transactions contemplated hereby, which offer, proposal or indication of interest is conditioned on the termination of the Merger Agreement by Kana or the denial by Kana stockholders of the Kana Voting Proposal.

    Section 12 Confidentiality. Holder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence and (ii) not to divulge any such information to any third person, except to the extent any of the same is hereafter publicly disclosed by Silknet.

    Section 13 Miscellaneous.

      (a) Severability. If any term, provision, covenant or restriction of this Kana Stock Voting Agreement or the Proxy (i) is held by a court of competent jurisdiction to be invalid, void or unenforceable for any reason, or (ii) would preclude the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, such term, provision, covenant or restriction shall be modified or voided, as may be necessary to achieve the intent of the parties to the extent possible, and the remainder of the terms, provisions, covenants and restrictions of this Kana Stock Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      (b) Binding Effect and Assignment. This Kana Stock Voting Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Kana Stock Voting Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without the prior written consent of the other, and any attempted assignment thereof without such consent shall be null and void.

      (c) Amendments and Modifications. This Kana Stock Voting Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

      (d) Specific Performance: Injunctive Relief. The parties hereto acknowledge that Silknet will be irreparably harmed by a breach of any of the covenants or agreements of Holder set forth herein and that there will be no adequate remedy at law for such a breach. Therefore, it is agreed that, in addition to any other remedies which may be available to Silknet upon such breach, Silknet shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to it at law or in equity.

      (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by commercial overnight courier service, by confirmed telecopy, or sent by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:


      If to Silknet:

      Silknet Software Inc.
      The Gateway Building
      50 Phillippe Cote Street
      Fax: (603) 625-0070
      Attention: Chief Executive Officer

      If to Holder:

      To the address for notice set forth on the last page hereof.

      With a copy to:

      Kana Communications, Inc.
      740 Bay Road
      Redwood City, CA 94063
      Fax: (650) 474-8507
      Attention: Chief Executive Officer
      and to:

      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Place
      2200 Geng Road
      Palo Alto, CA 94303
      Fax: (650) 496-2885
      Attention: Warren T. Lazarow, Esq.
                David A. Makarechian, Esq.

      and to:

      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Place
      2200 Geng Road
      Palo Alto, CA 94303
      Fax: (650) 496-2777
      Attention: Rod J. Howard, Esq.

  or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

      (f) Governing Law. This Kana Stock Voting Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. Each party hereto irrevocably and unconditionally consents and submits to the jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby.

      (g) Entire Agreement. This Kana Stock Voting Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

      (h) Counterparts. This Kana Stock Voting Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

      (i) Effect of Headings. The section headings contained herein are for convenience only and shall not affect the construction or interpretation of this Kana Stock Voting Agreement.

      (j) Holder Capacity. Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of Silknet makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of Silknet. Holder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Holder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Holder's Shares.

    IN WITNESS WHEREOF, the parties have caused this Kana Stock Voting Agreement to be duly executed on the day and year first above written.

                                          SILKNET SOFTWARE INC.

                                          By: _________________________________

                                          Its: ________________________________

                                          HOLDER

                                          By: _________________________________

                                          Holder's Address for Notice:

                                          _____________________________________

                                          _____________________________________

                                          _____________________________________

                                          Number of Shares owned beneficially:

                                          _____________________________________

                                          Number of Shares owned of record (if
                                          different from above):

                                          _____________________________________

                                    ANNEX A

                               IRREVOCABLE PROXY

    The undersigned stockholder of Kana Communications, Inc., a Delaware corporation ("Kana"), hereby irrevocably appoints and constitutes the members of the Board of Directors of Silknet Software Inc., a Delaware corporation ("Silknet"), and each of them (the "Proxyholders"), the agents and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of Kana beneficially owned by the undersigned, which shares are listed below and any and all other shares or securities issued or issuable in respect thereof, or which the undersigned otherwise acquires, on or after the date hereof and prior to the date this proxy terminates (collectively, the "Shares"), to vote the Shares (except those Shares which are not voting securities at the time of the vote, or are not converted into voting securities at the time of a vote) as follows:

      The agents and proxies named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Kana stockholders, and in every written consent in lieu of such a meeting, or otherwise,

      (a) in favor of (i) the issuance of shares of Kana stock pursuant to the Agreement and Plan of Reorganization by and among Kana, Pistol Acquisition Corp. ("Sub"), and Silknet, dated as of February 6, 2000, as the same may be amended from time to time (the "Merger Agreement"), and
  (ii) any proposal or action which would or could reasonably be expected to facilitate the merger of Sub with and into Silknet pursuant to the Merger Agreement (the "Merger");

      (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement;

      (c) against any merger, consolidation or other business combination of Kana with, sale of assets or stock of Kana to, or reorganization or recapitalization involving Kana, other than as contemplated or permitted by the Merger Agreement;

      (d) against any liquidation, or winding up of Kana; and

      (e) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger.

The Proxyholders may not exercise this proxy with respect to any other matter. The undersigned may vote the Shares on all such other matters.

    The proxy granted by the undersigned to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of the undersigned set forth in Section 2 of the Kana Stock Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in Kana to be purchased and sold pursuant the Merger Agreement. This proxy will terminate upon the termination of the Kana Stock Voting Agreement in accordance with its terms.

    Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked, and no subsequent proxies will be given with respect to the Shares until such time as this proxy shall be terminated in accordance with its terms.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of Kana and with any Inspector of Elections at any meeting of the stockholders of Kana.

    This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

    Dated: February   , 2000.

    Name of Stockholder: _______________________________________________________

    Signature of Stockholder: __________________________________________________

    Shares beneficially owned by Stockholder: __________________________________

    Shares owned of record by Stockholder: _____________________________________





                     [Signature page to Irrevocable Proxy]

                                                                   APPENDIX III

                        SILKNET STOCK VOTING AGREEMENT

    THIS SILKNET STOCK VOTING AGREEMENT ("Silknet Stock Voting Agreement") is made and entered into as of February 6, 2000 by and between Kana
Communications, Inc., a Delaware corporation ("Kana"), and the undersigned director, officer or affiliate (the "Holder") of Silknet Software Inc., a Delaware corporation ("Silknet").

                                   Recitals

    Concurrently with the execution of this Silknet Stock Voting Agreement, Kana, Pistol Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Kana ("Sub"), and Silknet have entered into an Agreement and Plan of Reorganization, dated as of February 6, 2000 (the "Merger Agreement") providing for the merger of Sub with and into Silknet (the "Merger"). As a result of the Merger, which is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, Silknet will become a wholly-owned subsidiary of Kana and stockholders of Silknet will become stockholders of Kana. Holder is the holder of record and the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) of the number of shares of the capital stock of Silknet indicated on the signature page of this Silknet Stock Voting Agreement (the "Shares"). As a condition to its execution and delivery of the Merger Agreement, Kana has requested that Holder agree, and in consideration, and to induce the execution and delivery, of the Merger Agreement by Kana, Holder is willing to agree (i) not to transfer or otherwise dispose of the Shares or any other shares of capital stock of Silknet acquired after the date of this Silknet Stock Agreement and prior to the expiration of this Silknet Stock Voting Agreement, except as specifically permitted hereby, and (ii) to vote the Shares and any other such shares of Silknet stock so as to facilitate consummation of the Merger, as more fully described below.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   Agreement

    Section 1 No Transfer or Encumbrance of Shares. Holder agrees not to sell, pledge, assign, encumber, dispose of or otherwise transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) ("transfer") any of the Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto at any time prior to the expiration of this Silknet Stock Voting Agreement. The foregoing restrictions shall not prohibit a transfer of Shares or New Shares (i) in the case of an individual, to any member of his immediate family, to a trust for the benefit of Holder or any member of his immediate family or a transfer of Shares or New Shares upon the death of Holder, (ii) in the case of a partnership or limited liability company, to one or more partners or members or to an affiliated corporation or
(iii) which Holder can not prevent (it being understood that Holder shall use his best efforts to prevent transfers other than pursuant to (i) or (ii) hereof); provided, however, that any transferee with respect to a transfer permitted under (i) or (ii) shall, as a precondition to such transfer, agree in a writing delivered to Kana, to be bound by the terms and conditions of this Silknet Stock Voting Agreement. This Silknet Stock Voting Agreement shall expire on the earlier of (a) the date and time on which the Merger shall become effective in accordance with the terms of the Merger Agreement or (b) the date on which the Merger Agreement shall be terminated pursuant to

                                     III-1

Section 8.01 of the Merger Agreement (the "Expiration Date"). Holder agrees that any shares of capital stock of Silknet that Holder purchases or with respect to which Holder otherwise acquires beneficial ownership after the date of this Silknet Stock Voting Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Silknet Stock Voting Agreement to the same extent as if such shares constituted Shares.

    Section 2 Agreement to Vote Shares. Holder hereby agrees to appear, or, using Holder's best efforts and to the full extent legally permitted, cause the holder of record on any applicable record date to appear in person or by proxy for the purpose of obtaining a quorum at any annual or special meeting of stockholders of the Company and at any adjournment thereof at which matters relating to the Merger, the Merger Agreement or any transaction contemplated thereby are considered. At every meeting of the Silknet stockholders called with respect to any of the following, and at any adjournment thereof, Holder shall vote or, using Holder's best efforts and to the full extent legally permitted, cause the holder of record to vote the Shares and any New Shares (except those Shares or New Shares which are not voting securities):

      (a) in favor of adoption of the Merger Agreement and approval of the Merger and any proposal or action which would, or could reasonably be expected to, facilitate the Merger;

      (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement;

      (c) against any merger, consolidation or other business combination of Silknet with, sale of assets or stock of Silknet to, or reorganization or recapitalization involving Silknet with, any party other than Kana or an affiliate of Kana as contemplated by the Merger Agreement;

      (d) against any liquidation, or winding up of Silknet; and

      (e) against any other proposal or action which would, or could reasonably be expected to, impede, frustrate, prevent, prohibit or discourage the Merger (each of (b) through (e) collectively, an "Opposing Proposal").

Holder, as the holder of voting stock of Silknet, shall be present, in person or by proxy, or, using Holder's best efforts and to the full extent legally permitted, cause the holder of record to be present, in person or by proxy, at all meetings of stockholders of Silknet so that all Shares and New Shares are counted for the purposes of determining the presence of a quorum at such meetings. This Silknet Stock Voting Agreement is intended to bind Holder only with respect to the specific matters set forth herein, and shall not prohibit Holder from acting in accordance with Holder's fiduciary duties as an officer or director of Silknet.

    Section 3 Option Exercise. Holder agrees that if, at any meeting of stockholders of Silknet called with respect to any of (a) through (e) of
Section 2 hereof, the number of shares of Silknet's capital stock voting in accordance with (a) through (e) of Section 2 hereof shall not be enough to prevail in such vote, Holder will immediately exercise any and all options and warrants, or otherwise convert or exercise any securities, beneficially owned by him (to the full extent permitted by applicable law) in order to vote all New Shares resulting from such exercise or conversion in accordance with
Section 2 hereof. Kana hereby agrees that, in the event Holder is required pursuant to this Section 3 to convert or exercise any securities and upon request by Holder, Kana will make a loan, evidenced by a promissory note and on reasonable terms, to Holder (or any third party) in the amount of any tax imposed on Holder (or such third party) solely as a result of such conversion or exercise.

    Section 4 Irrevocable Proxy. Concurrently with the execution of this Silknet Stock Voting Agreement, Holder agrees to deliver to Kana a proxy in the form attached hereto as Annex A (the "Proxy"), which shall be irrevocable to the extent provided therein; provided, however, that the Proxy shall be revoked upon termination of this Silknet Stock Voting Agreement in accordance with its terms.

                                     III-2

    Section 5 Representations, Warranties and Covenants of Holder. Holder hereby represents, warrants and covenants to Kana as follows:

      (a) Ownership of Shares. Holder (i) is the holder of record or beneficial owner or holder of the voting power of the Shares and will be the holder of record or beneficial owner or holder of voting power of all New Shares, if any, which at the date hereof and at all times until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances that would interfere with the voting of the Shares or the granting of any proxy with respect thereto, (ii) does not beneficially own any shares of capital stock of Silknet other than the Shares (except to the extent that Holder currently disclaims beneficial ownership in accordance with applicable law) and (iii) has full power and authority to make, enter into, deliver and carry out the terms of this Silknet Stock Voting Agreement and the Proxy.

      (b) No Voting Trusts and Agreements. Between the date of this Agreement and the Expiration Date, Holder will not, and will not permit any entity under Holder's control to, deposit any shares of Silknet capital stock held by Holder or such entity in a voting trust or subject any shares of Silknet capital stock held by such Holder or such entity to any arrangement or agreement with respect to the voting of such shares of capital stock, other than agreements entered into with Kana.

      (c) Validity; No Conflict. This Silknet Stock Voting Agreement constitutes the legal, valid and binding obligation of Holder. Neither the execution of this Silknet Stock Voting Agreement by Holder nor the consummation of the transactions contemplated herein will violate or result in a breach of (i) any provision of any trust, charter, partnership agreement or other charter document applicable to Holder, (ii) any agreement to which Holder is a party or by which Holder is bound, (iii) any decree, judgment or order to which Holder is subject, or (iv) any law or regulation now in effect applicable to Holder.

      (d) No Proxy Solicitations. Subject to the last sentence of Section 2, between the date of this Agreement and the Expiration Date, Holder will not, and will not permit any entity under Holder's control, to (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action which would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) initiate a stockholders' vote with respect to an Opposing Proposal or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange
  Act) with respect to any voting securities of Silknet with respect to an Opposing Proposal.

    Section 6 Representations, Warranties and Covenants of Kana. Kana represents, warrants and covenants to Holder as follows:

      (a) Due Authorization. This Silknet Stock Voting Agreement has been authorized by all necessary corporate action on the part of Kana and has been duly executed by a duly authorized officer of Kana.

      (b) Validity; No Conflict. This Silknet Stock Voting Agreement constitutes the legal, valid and binding obligation of Kana. Neither the execution of this Silknet Stock Voting Agreement by Kana nor the consummation of the transactions contemplated herein will violate or result in a breach of (i) any agreement to which Kana is a party or by which Kana is bound, (ii) any decree, judgment or order to which Kana is subject, or (iii) any law or regulation now in effect applicable to Kana.

    Section 7 Additional Documents. Holder and Kana hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Kana's legal counsel or Holder, as the case may be, to carry out the intent of this Silknet Stock Voting Agreement.

                                     III-3

    Section 8 Legending of Shares. Upon the request of Kana, Holder agrees that it shall forthwith surrender all certificates representing the Shares so that they shall bear a conspicuous legend stating that they are subject to this Agreement (and the restrictions on transfer provided for herein) and to an Irrevocable Proxy. Subject to the terms of Section 2 hereof, Stockholder agrees that it shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

    Section 9 Consent and Waiver. Holder hereby gives any consent or waiver reasonably required for the consummation of the Merger under the terms of any agreement to which Holder is a party.

    Section 10 Termination. Notwithstanding any other provision contained herein, this Silknet Stock Voting Agreement and the Proxy, and all obligations of Holder hereunder and thereunder, shall terminate as of the Expiration Date.

    Section 11 No Solicitation.

      (a) Until the earlier of the Effective Time (as defined in the Merger Agreement) or a valid termination of the Merger Agreement pursuant to
  Article VIII thereof, Holder will not, and will not authorize, direct or permit any of its officers, directors, employees, affiliates under its control, investment bankers, attorneys, accountants or other agents, advisors or representatives (collectively, "Representatives") to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Silknet Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiry or proposal that constitutes or may reasonably be expected to lead to, any Silknet Takeover Proposal, (iii) authorize, approve or recommend any Silknet Takeover Proposal, or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment accepting or providing for any Silknet Takeover Proposal.

      (b) Holder and Kana agree that irreparable damage would occur in the event that the provisions of this Section 11 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Kana shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 11 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

      (c) For purposes of this Agreement, "Silknet Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Silknet or the acquisition of twenty percent (20%) or more of the outstanding shares of capital stock of Silknet, or all or substantially all of the assets of Silknet or any asset of Silknet, the absence of which would materially diminish the value of the Merger to Kana or the benefits expected by Kana to be realized from the Merger, or any other transaction inconsistent with consummation of the transactions contemplated by the Merger Agreement.

    Section 12 Confidentiality. Holder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence and (ii) not to divulge any such information to any third person, except to the extent any of the same is hereafter publicly disclosed by Kana.

    Section 13 Miscellaneous.

      (a) Severability. If any term, provision, covenant or restriction of this Silknet Stock Voting Agreement or the Proxy (i) is held by a court of competent jurisdiction to be invalid, void or unenforceable for any reason, or (ii) would preclude the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as

                                     III-4
  amended, such term, provision, covenant or restriction shall be modified or voided, as may be necessary to achieve the intent of the parties to the extent possible, and the remainder of the terms, provisions, covenants and restrictions of this Silknet Stock Voting Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      (b) Binding Effect and Assignment. This Silknet Stock Voting Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Silknet Stock Voting Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without the prior written consent of the other, and any attempted assignment thereof without such consent shall be null and void.

      (c) Amendments and Modifications. This Silknet Stock Voting Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

      (d) Specific Performance: Injunctive Relief. The parties hereto acknowledge that Kana will be irreparably harmed by a breach of any of the covenants or agreements of Holder set forth herein and that there will be no adequate remedy at law for such a breach. Therefore, it is agreed that, in addition to any other remedies which may be available to Kana upon such breach, Kana shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to it at law or in equity.

      (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by commercial overnight courier service, by confirmed telecopy, or sent by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

      If to Kana:

      Kana Communications, Inc.
      740 Bay Road
      Redwood City, CA 94063
      Fax: (650) 474-8507
      Kana Communications, Inc.
      Attention: Chief Executive Officer

      If to Holder:

      To the address for notice set forth on the last page hereof.

      With a copy to:

      Silknet Software Inc.
      50 Phillippe Cote Street,
      Manchester, NH 03101
      Fax: (603) 625-0428
      Attention: Chief Executive Officer

      and to:

      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Place
      2200 Geng Road
      Palo Alto, CA 94303
      Fax: (650) 496-2885
      Attention: Warren T. Lazarow, Esq.
                David A. Makarechian, Esq.

                                     III-5
      and to:

      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Place
      2200 Geng Road
      Palo Alto, CA 94303
      Fax: (650) 496-2777
      Attention: Rod J. Howard, Esq.

  or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

      (f) Governing Law. This Silknet Stock Voting Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. Each party hereto irrevocably and unconditionally consents and submits to the jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby.

      (g) Entire Agreement. This Silknet Stock Voting Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

      (h) Counterparts. This Silknet Stock Voting Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

      (i) Effect of Headings. The section headings contained herein are for convenience only and shall not affect the construction or interpretation of this Silknet Stock Voting Agreement.

      (j) Holder Capacity. Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of Kana makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of Kana. Holder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Holder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Holder's Shares.

                                     III-6

    IN WITNESS WHEREOF, the parties have caused this Silknet Stock Voting Agreement to be duly executed on the day and year first above written.

                                          KANA COMMUNICATIONS, INC.

                                          By: _________________________________

                                          Its: ________________________________

                                          HOLDER

                                          By: _________________________________

                                          Holder's Address for Notice:

                                          _____________________________________

                                          _____________________________________

                                          _____________________________________

                                          Number of Shares owned beneficially:

                                          _____________________________________
                                          Number of Shares owned of record (if
                                          different from above):

                                          _____________________________________


                      [Signature page of Voting Agreement]

                                     III-7

                                    ANNEX A

                               IRREVOCABLE PROXY

    The undersigned stockholder of Silknet Software Inc., a Delaware corporation ("Silknet"), hereby irrevocably appoints and constitutes the members of the Board of Directors of Kana Communications, Inc., a Delaware corporation ("Kana"), and each of them (the "Proxyholders"), the agents and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of Silknet beneficially owned by the undersigned, which shares are listed below and any and all other shares or securities issued or issuable in respect thereof, or which the undersigned otherwise acquires, on or after the date hereof and prior to the date this proxy terminates (collectively, the "Shares"), to vote the Shares (except those Shares which are not voting securities at the time of a vote, or are not converted into voting securities at the time of a vote) as follows:

      The agents and proxies named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Silknet stockholders, and in every written consent in lieu of such a meeting, or otherwise,

      (a) in favor of (i) adoption of the Agreement and Plan of Reorganization, by and among Kana, Pistol Acquisition Corp. ("Sub"), and
  Silknet, dated as of February   , 2000, as the same may be amended from
  time to time, (the "Merger Agreement") and (ii) approval of the merger of Sub with and into Silknet as contemplated by the Merger Agreement (the "Merger"), and any proposal or action which would, or could reasonably be expected to, facilitate the Merger;

      (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement;

      (c) against any merger, consolidation or other business combination of Silknet with, sale of assets or stock of Silknet to, or reorganization or recapitalization involving Silknet with, any party other than Kana or an affiliate of Kana as contemplated by the Merger Agreement;

      (d) against any liquidation, or winding up of Silknet; and

      (e) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger.

The Proxyholders may not exercise this proxy with respect to any other matter. The undersigned may vote the Shares on all such other matters.

    The proxy granted by the undersigned to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of the undersigned set forth in Section 2 of the Silknet Stock Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in Silknet to be purchased and sold pursuant to the Merger Agreement. This proxy will terminate upon the termination of the Silknet Stock Voting Agreement in accordance with its terms.

    Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked, and no subsequent proxies will be given with respect to the Shares until such time as this proxy shall be terminated in accordance with its terms.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of Silknet and with any Inspector of Elections at any meeting of the stockholders of Silknet.

                                     III-8

    This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

    Dated: February   , 2000.

    Name of Stockholder: _______________________________________________________

    Signature of Stockholder: __________________________________________________

    Shares beneficially owned by Stockholder: __________________________________

    Shares owned of record by Stockholder: _____________________________________

                                     III-9

                                                                    APPENDIX IV

                          KANA STOCK OPTION AGREEMENT

    THIS KANA STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of February 6, 2000, between Silknet Software Inc., a Delaware corporation ("Silknet"), and Kana Communications, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement (as defined below).

                                   RECITALS

    A. Concurrently with the execution and delivery of this Agreement, the Company, Merger Sub (as defined below) and Silknet are entering into an Agreement and Plan of Merger (the "Merger Agreement") that provides for the merger of a wholly-owned subsidiary of the Company ("Merger Sub") with and into Silknet (the "Merger"). Pursuant to the Merger, each share of common stock, par value $0.01 per share, of Silknet will be converted into the right to receive common stock, par value $0.001 per share, of the Company, upon the terms and subject to the conditions set forth in the Merger Agreement.

    B. As a condition to Silknet's willingness to enter into the Merger Agreement, Silknet has required that the Company agree, and the Company has so agreed, to grant to Silknet an option to acquire shares of common stock, par value $0.001 per share ("Company Shares"), upon the terms and subject to the conditions set forth herein.

    NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

    1. Grant of Option.

    The Company hereby grants to Silknet an irrevocable option (the "Option") to purchase from the Company up to the number of fully paid and nonassessable Company Shares equal to nine and nine-tenths percent (9.9%) of the Company Shares issued and outstanding at the time of exercise of the Option (the "Option Shares"), in the manner set forth below by paying cash to the Company at a price of two hundred fifty-eight dollars and eight-eight cents ($258.88) per Company Share (the "Exercise Price").

    2. Exercise of Option.

    (a) The Option may be exercised by Silknet, in whole or in part, at any time or from time to time on or after the occurrence of an Exercise Event. The Company shall notify Silknet promptly in writing of the occurrence of any Exercise Event, it being understood that the giving of such notice by the Company shall not be a condition to the right of Silknet to exercise the option. For all purposes of this Agreement, an "Exercise Event" shall mean the occurrence of any of (i) a Triggering Event (as defined below), (ii) the public announcement of an Acquisition Proposal (as defined below), or (iii) the commencement of a solicitation within the meaning of Rule 14a-1(1) by any person or entity seeking control of the Company's Board of Directors in opposition to the Merger. If Silknet wishes to exercise the Option, Silknet will deliver to the Company a written notice (each an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "Closing") will occur on a date and at a time prior to the termination of the Option designated by Silknet in an Exercise Notice delivered at least two (2) business days prior to the date of such Closing, which Closing will be held at the principal offices of the Company.

      (i) For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than by Silknet) for a transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any person or "group" (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a majority of the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning a majority of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of a majority of the assets of the Company; or (C) any liquidation or dissolution of the Company.

      (ii) For purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Silknet its recommendation in favor of the approval of the issuance of Company Common Stock pursuant to the Merger Agreement; (ii) the Company shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of the Board of Directors of the Company in favor of the issuance of Company Common Stock pursuant to the Merger Agreement; (iii) the Board of Directors of the Company shall have failed to reaffirm its recommendation in favor of the issuance of Company Common Stock pursuant to the Merger Agreement within ten (10) business days after Silknet requests in writing that such recommendation be reaffirmed at any time following the making, announcement or submission of a Kana Takeover Proposal (as such term is defined in the Merger Agreement); or (iv) a tender or exchange offer for a majority of the outstanding voting securities of the Company shall have been commenced by a person unaffiliated with the Company and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

    (b) The Option and this Agreement will terminate upon the earliest of (i) the Effective Time, (ii) termination of the Merger Agreement pursuant to
Section 8.01(a) thereof, (iii) termination of the Merger Agreement pursuant to
Section 8.01(e)(i) or 8.01(f)(i) thereof or otherwise under circumstances which cannot give rise to a termination fee under Section 8.03(c) of the Merger Agreement if prior thereto no Exercise Event shall have occurred or (iv) twelve
(12) months following the termination of the Merger Agreement under any other circumstances; provided, however, that if the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation (including, without limitation, if the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated), then the Option will not terminate until the forty fifth (45th) business day after such impediment to exercise will have been removed or will have become final and not subject to appeal. In addition, the period for the exercise of the Option shall be extended to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder, by reason of such exercise.

    3. Conditions to Closing.

    The obligation of the Company to issue Option Shares to Silknet hereunder is subject to the conditions that (A) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (B) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any United States Federal, state or local administrative agency or commission or other United States Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (C) no preliminary or permanent injunction or other order by any court of competent jurisdiction or other Governmental Entity in the United States prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which the Option is exercisable, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

    4. Closing.

    At any Closing, (A) the Company will deliver to Silknet a single certificate in definitive form representing the number of Company Shares designated by Silknet in its Exercise Notice, such certificate to be registered in the name of Silknet and to bear the restrictive legend set forth in Section 9 hereof, against delivery of (B) payment by Silknet to the Company of the aggregate purchase price for the Company Shares so designated and being purchased by wire transfer of immediately available funds to an account designated by the Company, provided that failure or refusal of the Company to designate such an account shall not preclude Silknet from exercising the Option. Upon delivery of an Exercise Notice and the tender of the aggregate purchase price in immediately available funds, Silknet shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Company Shares shall not be actually delivered to Silknet.

    5. Representations and Warranties of the Company.

    The Company represents and warrants to Silknet that (A) the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (B) the execution and delivery of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (C) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms; (D) the Company has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Shares for Silknet to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (E) upon delivery of the Company Shares and any other securities to Silknet upon exercise of the Option, Silknet will acquire such Company Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever; (F) the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or by which its properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the

Company is a party or by which the Company or its properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that could not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (G) the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except as disclosed in the Merger Agreement and the disclosure schedule of the Company thereto.

    6. Certain Rights.

    (a) Silknet Put. At the request of and upon notice by Silknet (the "Put Notice"), at any time during the period during which the Option is exercisable pursuant to Section 2 (the "Purchase Period"), the Company (or any successor entity thereof) shall be obligated to purchase from Silknet all or any portion of the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below (as limited by subparagraph (iii) below), and all or any portion of the Option Shares, if any, acquired by Silknet pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by subparagraph (iii) below):

      (i) The difference between the Market/Tender Offer Price (as defined below) for the Company Shares as of the date Silknet gives notice of its intent to exercise its rights under this Section 6(a) and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Option (or portion thereof with respect to which Silknet is exercising its rights under this Section 6), but only if the Market/Tender Offer Price is greater than the Exercise Price. "Market/Tender Offer Price" shall mean the highest of (A) the highest price per share offered pursuant to any Kana Takeover Proposal which was made prior to such date and has not terminated or been withdrawn as of such date and (B) the highest closing sale price of Company Shares as reported on the Nasdaq National Market during the six (6) months ending on the trading day immediately preceding such date. For purposes of determining the highest price offered pursuant to any Kana Takeover Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of
  (x) if securities of the same class of the proponent of such Kana Takeover Proposal as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or closing asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Kana Takeover Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Company.

      (ii) The Exercise Price paid by Silknet for Company Shares acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and such Exercise Price (but only if the Market/Tender Offer Price is greater than the Exercise Price) multiplied by the number of Company Shares so purchased (provided that Silknet then has beneficial ownership of such Company Shares).

      (iii) The foregoing shall be subject to the limitations on Total Profit set forth in Section 10.

    (b) Payment and Redelivery of Option or Shares. If Silknet exercises its rights under Section 6(a), the Company will, within five (5) business days after Silknet delivers a Put Notice pursuant to Section 6(a), pay the required amount to Silknet in immediately available funds and Silknet will surrender to the Company the certificates evidencing the Company Shares and the portion of the Option purchased by Silknet pursuant thereto.

    7. Reserved.

    8. Adjustment Upon Changes in Capitalization; Rights Plans.

    (a) In the event of any change in the Company Shares by reason of stock dividends, stock splits, reclassifications, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction so that Silknet will receive, upon exercise of the Option, the number and class of shares or other securities or property that Silknet would have received in respect of the Company Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

    (b) At any time during which the Option is exercisable, and at any time after the Option is exercised (in whole or in part, if at all), the Company will not amend (nor permit the amendment of) any current stockholder rights plan of the Company or its subsidiaries nor adopt (nor permit the adoption of) a new stockholders rights plan that contains provisions for the distribution or exercise of rights thereunder as a result of Silknet or any affiliate being the beneficial owner of shares of the Company by virtue of the Option being exercisable or having been exercised (or as a result of beneficially owning shares issuable in respect of any Option Shares).

    9. Restrictive Legends.

    Each certificate representing Option Shares issued to Silknet hereunder will include a legend in substantially the following form:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 6, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

    It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Silknet has delivered to the Company a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to the Company, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

    10. Total Profit.

    (a) Notwithstanding any other provision of this Agreement, in no event shall Net Company Payments (as hereinafter defined) exceed one hundred forty-eight million three hundred thousand dollars ($148,300,000) and in no event shall Total Silknet Profits (as hereinafter defined) exceed one hundred eight-eight million three hundred thousand dollars ($188,300,000), and if Net Company Payments or Total Silknet Profits otherwise would exceed such amounts, Silknet, at its sole election, shall either (i) reduce the number of Company Shares subject to this Option, (ii) deliver to the Company for cancellation Option Shares previously purchased by Silknet (or other securities into which such Option Shares are converted or exchanged), (iii) pay cash to the Company or
(iv) any combination thereof, so that Silknet's actually realized Net Company Payments and Total Silknet Profit shall not exceed such amounts after taking into account the foregoing actions.

    (b) As used herein, (i) the term "Net Company Payments" means the aggregate amount (without duplication) of (A) the net cash amounts received by Silknet from the Company pursuant to the Company's repurchase of the Option or Option Shares pursuant to Section 6(a), less (in the case of the Option Shares) Silknet's purchase price for such Option Shares, and (ii) the aggregate amount actually received by Silknet from the Company (exclusive of attorneys' fees and interest) pursuant to Section 8.03 of the Merger Agreement; and (ii) the term "Total Silknet Profit" means the aggregate amount (without duplication) of (A) the net cash amounts received by Silknet pursuant to the Company's repurchase of the Option or Option Shares pursuant to Section 6(a), less (in the case of the Option Shares) Silknet's purchase price for such Option Shares, (B) the aggregate amount actually received by Silknet pursuant to Section 8.03 of the Merger Agreement, and (C) the net cash amounts received by Silknet pursuant to the sale of Option Shares (or securities into which such shares are converted or exchanged) to any other unaffiliated third party, less Silknet's purchase price for such Option Shares.

    11. Listing and HSR Filing.

    The Company, upon the request of Silknet, will promptly file an application to list the Company Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and will use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto will promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Company Shares subject to the Option at the earliest possible date.

    12. Miscellaneous.

    (a) Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Except as expressly provided for in this Agreement, neither this Agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law or with the written consent of the other party.

    (b) Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that in addition to other remedies available, the other party hereto will be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or the right to enforce any of the covenants or agreements set forth herein by specific performance. If any action will be brought in equity to enforce the provisions of this Agreement, neither party hereto will allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

    (c) Entire Agreement. This Agreement and the Merger Agreement (including the exhibits thereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing under the Merger Agreement and shall survive any terminations thereof or hereof.

    (d) Further Assurances. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

    (e) Validity. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

    (f) Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as will be specified by like notice):

      if to Silknet, to:

      Silknet Software Inc.
      50 Phillipe Cote Street
      Manchester, NE 03101
      Attention: Chief Executive Officer
      Facsimile: (603) 6250428

      and with a copy to:

      Testa, Hurwitz & Thibeault, LLP
      Oliver Street Tower
      125 High Street
      Boston, MA 02110
      Attention: John Hession, Esq.
      Telephone: (617) 248-7000
      Facsimile: (617) 248-7100

      if to the Company, to:

      Kana Communications, Inc.
      740 Bay Road
      Redwood City, CA 94063
      Attention: Chief Executive Officer
      Telephone: (650) 298-9282
      Facsimile: (650) 474-8501

      with a copy to:

      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Road
      2200 Geng Road
      Palo Alto, CA 94303
      Attention: Warren T. Lazarow, Esq.
           David A. Makarechian, Esq.
      Telephone: (650) 424-0160
      Facsimile: (650) 496-2885

    (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    (h) Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

    (i) Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

    (j) Assignment. Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express prior written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto.

    (k) Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but both of which, taken together, will constitute one and the same instrument.

    (l) Descriptive Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          KANA COMMUNICATIONS, INC.

                                          _____________________________________
                                          Name:
                                          Title:

                                          SILKNET SOFTWARE, INC.

                                          _____________________________________
                                          Name:
                                          Title:

                                                                      APPENDIX V


                         SILKNET STOCK OPTION AGREEMENT

    THIS SILKNET STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of February 6, 2000, between Kana Communications, Inc., a Delaware corporation ("Kana"), and Silknet Software Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

    A. Concurrently with the execution and delivery of this Agreement, Kana, Merger Sub (as defined below) and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement") that provides for the merger of a wholly-owned subsidiary of Kana ("Merger Sub") with and into the Company (the "Merger"). Pursuant to the Merger, each share of common stock, par value $0.01 per share, of the Company ("Company Shares") outstanding at the Effective Time of the Merger will be converted into the right to receive common stock, par value $0.001 per share, of Kana, upon the terms and subject to the conditions and exceptions set forth in the Merger Agreement.

    B. As a condition to Kana's willingness to enter into the Merger Agreement, Kana has required that the Company agree, and the Company has so agreed, to grant to Kana an option to acquire Company Shares upon the terms and subject to the conditions set forth herein.

    NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

    1. Grant of Option.

    The Company hereby grants to Kana an irrevocable option (the "Option") to purchase from the Company up to the number of fully paid and nonassessable Company Shares equal to nineteen and nine tenths percent (19.9%) of the Company Shares issued and outstanding at the time of exercise of the Option (the "Option Shares"), in the manner set forth below by paying cash to the Company at a price of two hundred fourteen dollars and eighty-seven cents ($214.87) per Company Share (the "Exercise Price").

    2. Exercise of Option.

    (a) The Option may be exercised by Kana, in whole or in part, at any time or from time to time on or after the occurrence of an Exercise Event. The Company shall notify Kana promptly in writing of the occurrence of any Exercise Event, it being understood that the giving of such notice by the Company shall not be a condition to the right of Kana to exercise the option. For all purposes of this Agreement, an "Exercise Event" shall mean the occurrence of any of (i) a Triggering Event (as defined below), (ii) the public announcement of an Acquisition Proposal (as defined below), or (iii) the commencement of a solicitation within the meaning of Rule 14a-1(1) by any person or entity other than the Company or its Board of Directors (or any person or entity acting on behalf of the Company or its Board of Directors) seeking to alter the composition of the Company's Board of Directors. If Kana wishes to exercise the Option, Kana will deliver to the Company a written notice (each an "Exercise Notice") specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "Closing") will occur on a date and at a time prior to the termination of the Option designated by Kana in an Exercise Notice delivered at least two (2) business days prior to the date of such Closing, which Closing will be held at the principal offices of the Company.

      (i) For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than by Kana) for any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any person or "group" (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a ten percent (10%) interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning ten percent (10%) or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than ten percent (10%) of the assets of the Company; or (C) any liquidation or dissolution of the Company.

      (ii) For purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Kana its recommendation in favor of the approval and adoption of the Merger Agreement and approval of the Merger; (ii) the Company shall have failed to include in the Joint Proxy Statement/ Prospectus the recommendation of the Board of Directors of the Company in favor of the approval and adoption of the Merger Agreement and the Merger; (iii) the Board of Directors of the Company shall have failed to reaffirm its recommendation in favor of the approval and adoption of the Merger Agreement and the Merger within ten (10) business days after Kana requests in writing that such recommendation be reaffirmed at any time following the making, announcement or submission of a Silknet Takeover Proposal (as such term is defined in the Merger Agreement); or (iv) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with the Company and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten
  (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

    (b) The Option and this Agreement will terminate upon the earliest of (i) the Effective Time, (ii) termination of the Merger Agreement pursuant to
Section 8.01(a) thereof, (iii) termination of the Merger Agreement pursuant to
Section 801(e)(i) or 8.01(f)(i) thereof or otherwise under circumstances which cannot give rise to a termination fee under Section 8.03(b) of the Merger Agreement if prior thereto no Exercise Event shall have occurred or (iv) twelve
(12) months following the termination of the Merger Agreement under any other circumstances; provided, however, that if the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation (including, without limitation, if the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated), then the Option will not terminate until the forty fifth (45th) business day after such impediment to exercise will have been removed or will have become final and not subject to appeal. In addition, the period for the exercise of the Option shall be extended to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder, by reason of such exercise.

    3. Conditions to Closing.

    The obligation of the Company to issue Option Shares to Kana hereunder is subject to the conditions that (A) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (B) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any United States Federal, state or local administrative agency or commission or other United States Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (C) no preliminary or permanent injunction or other order by any court of competent jurisdiction or other Governmental Entity in the United States prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which the Option is exercisable, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

    4. Closing.

    At any Closing, (A) the Company will deliver to Kana a single certificate in definitive form representing the number of Company Shares designated by Kana in its Exercise Notice, such certificate to be registered in the name of Kana and to bear the restrictive legend set forth in Section 9 hereof, against delivery of (B) payment by Kana to the Company of the aggregate purchase price for the Company Shares so designated and being purchased by wire transfer of immediately available funds to an account designated by the Company, provided that failure or refusal of the Company to designate such an account shall not preclude Kana from exercising the Option. Upon delivery of an Exercise Notice and the tender of the aggregate purchase price in immediately available funds, Kana shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Company Shares shall not be actually delivered to Kana.

    5. Representations and Warranties of the Company.

    The Company represents and warrants to Kana that (A) the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (B) the execution and delivery of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (C) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms; (D) the Company has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Shares for Kana to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (E) upon delivery of the Company Shares and any other securities to Kana upon exercise of the Option, Kana will acquire such Company Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever; (F) the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or by which its properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or its properties are bound or affected, except, with respect to clauses (ii) and
(iii), for any such conflicts, violations, breaches, defaults or other occurrences that could not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (G) the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except as disclosed in the Merger Agreement and the disclosure schedule of the Company thereto.

    6. Certain Rights.

    (a) Kana Put. At the request of and upon notice by Kana (the "Put Notice"), at any time during the period during which the Option is exercisable pursuant to Section 2 (the "Purchase Period"), the Company (or any successor entity thereof) shall be obligated to purchase from Kana all or any portion of the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below (as limited by subparagraph (iii) below), and all or any portion of the Option Shares, if any, acquired by Kana pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by subparagraph
(iii) below):

      (i) The difference between the Market/Tender Offer Price (as defined below) for the Company Shares as of the date Kana gives notice of its intent to exercise its rights under this Section 6(a) and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Option (or portion thereof with respect to which Kana is exercising its rights under this Section 6), but only if the Market/Tender Offer Price is greater than the Exercise Price. "Market/Tender Offer Price" shall mean the highest of (A) the highest price per share offered pursuant to any Silknet Takeover Proposal which was made prior to such date and has not terminated or been withdrawn as of such date and (B) the highest closing sale price of Company Shares as reported on the Nasdaq National Market during the six (6) months ending on the trading day immediately preceding such date. For purposes of determining the highest price offered pursuant to any Silknet Takeover Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent of such Silknet Takeover Proposal as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or closing asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Silknet Takeover Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Company.

      (ii) The Exercise Price paid by Kana for Company Shares acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and such Exercise Price (but only if the Market/Tender Offer Price is greater than the Exercise Price) multiplied by the number of Company Shares so purchased (provided that Kana then has beneficial ownership of such Company Shares).

      (iii) The foregoing shall be subject to the limitations on Total Profit set forth in Section 10.

    (b) Payment and Redelivery of Option or Shares. If Kana exercises its rights under Section 6(a), the Company will, within five (5) business days after Kana delivers a Put Notice pursuant to Section 6(a), pay the required amount to Kana in immediately available funds and Kana will surrender to the Company the certificates evidencing the Company Shares and the portion of the Option purchased by Kana pursuant thereto.

    7. Reserved.

    8. Adjustment Upon Changes in Capitalization; Rights Plans.

    (a) In the event of any change in the Company Shares by reason of stock dividends, stock splits, reclassifications, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction so that Kana will receive, upon exercise of the Option, the number and class of shares or other securities or property that Kana would have received in respect of the Company Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

    (b) At any time during which the Option is exercisable, and at any time after the Option is exercised (in whole or in part, if at all), the Company will not amend (nor permit the amendment of) any current stockholder rights plan of the Company or its subsidiaries nor adopt (nor permit the adoption of) a new stockholders rights plan that contains provisions for the distribution or exercise of rights thereunder as a result of Kana or any affiliate being the beneficial owner of shares of the Company by virtue of the Option being exercisable or having been exercised (or as a result of beneficially owning shares issuable in respect of any Option Shares).

    9. Restrictive Legends.

    Each certificate representing Option Shares issued to Kana hereunder will include a legend in substantially the following form:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 6, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

    It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Kana has delivered to the Company a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to the Company, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

    10. Total Profit.

    (a) Notwithstanding any other provision of this Agreement, in no event shall Net Company Payments (as hereinafter defined) exceed one hundred forty-eight million three hundred thousand dollars ($148,300,000) and in no event shall Total Kana Profits (as hereinafter defined) exceed one hundred eighty-eight million three hundred thousand dollars ($188,300,000), and if Net Company Payments or Total Kana Profits otherwise would exceed such amounts, Kana, at its sole election, shall either (i) reduce the number of Company Shares subject to this Option, (ii) deliver to the Company for cancellation Option Shares previously purchased by Kana (or other securities into which such Option Shares are converted or exchanged), (iii) pay cash to the Company or (iv) any combination thereof, so that Kana's actually realized Net Company Payments and Total Kana Profit shall not exceed such amounts after taking into account the foregoing actions.

    (b) As used herein, (i) the term "Net Company Payments" means the aggregate amount (without duplication) of (A) the net cash amounts received by Kana from the Company pursuant to the Company's repurchase of the Option or Option Shares pursuant to Section 6(a), less (in the case of the Option Shares) Kana's purchase price for such Option Shares, and (ii) the aggregate amount actually received by Kana from the Company (exclusive of attorneys' fees and interest) pursuant to Section 8.03 of the Merger Agreement; and (ii) the term "Total Kana Profit" means the aggregate amount (without duplication) of (A) the net cash amounts received by Kana pursuant to the Company's repurchase of the Option or Option Shares pursuant to Section 6(a), less (in the case of the Option Shares) Kana's purchase price for such Option Shares, (B) the aggregate amount actually received by Kana pursuant to Section 8.03 of the Merger Agreement, and (C) the net cash amounts received by Kana pursuant to the sale of Option Shares (or securities into which such shares are converted or exchanged) to any other unaffiliated third party, less Kana's purchase price for such Option Shares.

    11. Listing and HSR Filing.

    The Company, upon the request of Kana, will promptly file an application to list the Company Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and will use its best efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto will promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Company Shares subject to the Option at the earliest possible date.

    12. Miscellaneous.

    (a) Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Except as expressly provided for in this Agreement, neither this Agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law or with the written consent of the other party.

    (b) Specific Performance. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that in addition to other remedies available, the other party hereto will be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or the right to enforce any of the covenants or agreements set forth herein by specific performance. If any action will be brought in equity to enforce the provisions of this Agreement, neither party hereto will allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

    (c) Entire Agreement. This Agreement and the Merger Agreement (including the exhibits thereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing under the Merger Agreement and shall survive any terminations thereof or hereof.

    (d) Further Assurances. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

    (e) Validity. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

    (f) Notices. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as will be specified by like notice):

      if to Kana, to:

      Kana Communications, Inc.
      740 Bay Road
      Redwood City, CA 94063
      Attention: Chief Executive Officer
      Telephone: (650) 298-9282
      Facsimile: (650) 474-8501

      with a copy to:

      Brobeck, Phleger & Harrison LLP
      Two Embarcadero Road
      2200 Geng Road
      Palo Alto, CA 94303
      Attention: Warren T. Lazarow, Esq.
                David A. Makarechian, Esq.
      Telephone: (650) 424-0160
      Facsimile: (650) 496-2885

      if to the Company, to:

      Silknet Software Inc.
      50 Phillipe Cote Street
      Manchester, NE 03101
      Attention: Chief Executive Officer
      Facsimile: (603) 6250428

      and with a copy to:

      Testa, Hurwitz & Thibeault, LLP
      Oliver Street Tower
      125 High Street
      Boston, MA 02110
      Attention: John Hession, Esq.
      Telephone: (617) 248-7000
      Facsimile: (617) 248-7100

    (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    (h) Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

    (i) Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

    (j) Assignment. Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express prior written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto.

    (k) Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but both of which, taken together, will constitute one and the same instrument.

    (l) Descriptive Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          KANA COMMUNICATIONS, INC.

                                          _____________________________________
                                          Name:
                                          Title:

                                          SILKNET SOFTWARE INC.

                                          _____________________________________
                                          Name:
                                          Title:

                                                                    APPENDIX VI

                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]

February 6, 2000

Board of Directors
Kana Communications, Inc
740 Bay Road
Redwood City, CA 94063

Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to Kana Communications, Inc. ("Kana") of the exchange ratio (the "Exchange Ratio") of 0.83 of a share of Common Stock, par value $0.001 per share (the "Kana Shares"), of Kana to be exchanged for each share of Common Stock, par value $0.01 per share (the "Silknet Shares"), of Silknet Software, Inc. ("Silknet") pursuant to the Agreement and Plan of Merger, dated as of February 6, 2000, by and among Kana, Pistol Acquisition Corp. and Silknet (the "Agreement").

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Kana having provided certain investment banking services to Kana from time to time, including having acted as a managing underwriter of an initial public offering of 3,300,000 Kana Shares in September 1999 and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Kana or Silknet for its own account and for the accounts of customers. As of the date hereof, entities affiliated with the Goldman Sachs Group L.P., which is the General Partner of Goldman, Sachs & Co., accumulated a long position of 477,874 Silknet Shares.

    In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-1, including the prospectus contained therein dated September 21, 1999, relating to the initial public offering of Kana Shares; the Registration Statement on Form S-1, including the prospectus contained therein dated May 4, 1999, relating to the initial public offering of Silknet Shares; Annual Report to Stockholders and Annual Report on Form 10-K of Silknet for the fiscal year ended June 30, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Kana and Silknet; certain other communications from Kana and Silknet to their respective stockholders; certain internal financial analyses and forecasts for Silknet and Kana provided for our use by management of Kana; and certain cost savings and operating synergies projected by the management of Kana to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior management of Kana and Silknet regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Kana Shares and the Silknet Shares, which like many Internet-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility, compared certain financial and stock market information for Kana and

Silknet with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information discussed with, or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts for Silknet and Kana provided by the management of Kana, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Kana, and that such forecasts and Synergies will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of Kana or Silknet or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Kana in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how stockholders should vote with respect to such transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to Kana.

                                          Very truly yours,

                                                                   APPENDIX VII

                  [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON]

Board of Directors
Silknet Software, Inc.
50 Phillippe Cote Street
Manchester, NH 03101

February 6, 2000

Dear Sirs and Mesdames:

    You have asked us to advise you with respect to the fairness to the stockholders of Silknet, Inc. (the "Company"), other than Kana Communications, Inc. ("Kana"), from a financial point of view of the Exchange Ratio (as defined below) as provided by the terms of the Agreement and Plan of Reorganization, dated as of February 6, 2000 (the "Merger Agreement"), among the Company, Kana and Kana Acquisition Corp. ("Merger Sub"). The Merger Agreement provides for the merger (the "Merger") of the Company with Merger Sub pursuant to which the Company will become a wholly-owned subsidiary of Kana and each outstanding share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive 0.830 of a share (the "Exchange Ratio") of common stock, par value $0.001 per share, of Kana (the "Kana Common Stock").

    In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Kana, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts provided to us by the Company and Kana, and have met with the Company's and Kana's management to discuss the business and prospects of the Company and Kana. We have also considered certain financial and stock market data of the Company and Kana, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and Kana and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial information relating to the Company and Kana, we have been advised, and have assumed, that such information reflects reasonable estimates and judgments as to the future financial performance of the Company and Kana. You have also informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Kana, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of Kana Common Stock actually will be when issued to the Company's stockholders pursuant to the Merger or the prices at which such Kana Common Stock will trade subsequent to the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

                                     VII-1

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Credit Suisse First Boston and its affiliates have in the past provided financial services to the Company, including, but not limited to, acting as the lead underwriter in the Company's initial public offering, and have received customary compensation for such services. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Kana for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Company in connection with its consideration of the Merger, does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Company's stockholders, other than Kana, from a financial point of view.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON
                                           CORPORATION

                                                  /s/ Joseph T. Josephson
                                          By:  ________________________________
                                                   Joseph T. Josephson
                                                    Managing Director

                                     VII-2

                                                                  Appendix VIII
                                (Form of Proxy)

                           KANA COMMUNICATIONS, INC.
           PROXY FOR SPECIAL MEETING OF STOCKHOLDERS--March 29, 2000
      (This Proxy is solicited by the Board of Directors of the Company)

    The undersigned stockholder of Kana Communications, Inc. hereby appoints Michael J. McCloskey and Mark S. Gainey, and each of them, with full power of substitution, proxies to vote the shares of stock which the undersigned could vote if personally present at the Special Meeting of Stockholders of Kana
Communications, Inc. to be held at 10:00 a.m., local time, on April   , 2000,
at the offices of Brobeck, Phleger & Harrison L.L.P. at Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303.

  1. APPROVAL OF THE ISSUANCE OF SHARES OF COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AMONG KANA COMMUNICATIONS, INC., SILKNET SOFTWARE, INC. AND PISTOL ACQUISITION CORP.

                           [_] FOR[_] AGAINST[_] ABSTAIN

  2. APPROVAL AND ADOPTION OF AN AMENDMENT TO KANA'S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 100,000,000 TO 1,000,000,000.

                         [_] FOR[_] AGAINST[_] ABSTAIN

  3. APPROVAL AND ADOPTION OF AN AMENDMENT TO KANA'S 1999 STOCK INCENTIVE PLAN TO (i) INCREASE THE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THE 1999 PLAN BY 10,000,000 SHARES, (ii) ALLOW OPTION GRANTS AND DIRECT STOCK ISSUANCES TO BE MADE UNDER THE 1999 PLAN AT AN EXERCISE OR ISSUE PRICE BELOW THE FAIR MARKET VALUE OF THE SHARES ON THE DATE OF GRANT OR ISSUE, AND (iii) INCREASE THE LIMITATION ON THE MAXIMUM NUMBER OF SHARES BY WHICH THE SHARE RESERVE UNDER THE 1999 PLAN IS TO INCREASE EACH YEAR PURSUANT TO THE AUTOMATIC SHARE INCREASE PROVISIONS OF SUCH PLAN FROM 4,000,000 TO 6,000,000 SHARES.

                         [_] FOR[_] AGAINST[_] ABSTAIN

  4. IN THEIR DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3.

  Please date and sign exactly as your name appears on the envelope in which this material was mailed. If shares are held jointly, each stockholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the stockholder is a corporation, please sign full corporate name by an authorized officer. If the stockholder is a partnership, please sign full partnership name by an authorized person.

                                          _____________________________________
                                          Name(s) of Stockholder

                                          _____________________________________
                                          Signature(s) of Stockholder

Dated: ________________________

                                    VIII-1

                                                                     Appendix IX
                                (Form of Proxy)

                             SILKNET SOFTWARE, INC.
         PROXY FOR SPECIAL MEETING OF STOCKHOLDERS--            , 2000
       (This Proxy is solicited by the Board of Directors of the Company)

    The undersigned stockholder of Silknet Software, Inc. hereby appoints James
C. Wood and Patrick J. Scannell, Jr., and each of them, with full power of substitution, proxies to vote the shares of stock which the undersigned could vote if personally present at the Special Meeting of Stockholders of Silknet
Software, Inc. to be held at 10:00 a.m., local time, on April   , 2000, at the
offices of Testa, Hurwitz & Thibeault, L.L.P. at 125 High Street, High Street Tower, 20th Floor, Boston Massachusetts 02110.

  1. ADOPTION OF THE MERGER AGREEMENT AMONG KANA COMMUNICATIONS, INC., SILKNET SOFTWARE, INC. AND PISTOL ACQUISITION CORP.

                         [_] FOR[_] AGAINST[_] ABSTAIN

  2. IN THEIR DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING

UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND PROPOSAL 2.

    Please date and sign exactly as your name appears on the envelope in which this material was mailed. If shares are held jointly, each stockholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the stockholder is a corporation, please sign full corporate name by an authorized officer. If the stockholder is a partnership, please sign full partnership name by an authorized person.

                                          _____________________________________
                                          Name(s) of Stockholder

                                          _____________________________________
                                          Signature(s) of Stockholder

Dated: ________________________

                                                                     APPENDIX X

                           KANA COMMUNICATIONS, INC.

                           1999 STOCK INCENTIVE PLAN

                      AS AMENDED AND RESTATED      , 2000

                                  ARTICLE ONE

                              GENERAL PROVISIONS

    I. PURPOSE OF THE PLAN

    This 1999 Stock Incentive Plan is intended to promote the interests of Kana Communications, Inc., a Delaware corporation, by providing eligible persons in the Corporation's service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in such service.

    Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

    All share numbers in the      , 2000 restatement reflect the two-for-one
stock split by Kana on February 22, 2000 effected by means of a stock dividend of one share of Kana common stock per share of Kana common stock then outstanding.

    II. STRUCTURE OF THE PLAN

    A. The Plan shall be divided into five separate equity incentives programs:

      -- the Discretionary Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock,

      -- the Salary Investment Option Grant Program under which eligible employees may elect to have a portion of their base salary invested each year in special option grants,

      -- the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Corporation (or any Parent or Subsidiary),

      -- the Automatic Option Grant Program under which eligible non-employee Board members shall automatically receive option grants at designated intervals over their period of continued Board service, and

      -- the Director Fee Option Grant Program under which non-employee Board members may elect to have all or any portion of their annual retainer fee otherwise payable in cash applied to a special stock option grant.

    B. The provisions of Articles One and Seven shall apply to all equity programs under the Plan and shall govern the interests of all persons under the Plan.

    III. ADMINISTRATION OF THE PLAN

    A. The Primary Committee shall have sole and exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 Insiders. Administration of the Discretionary Option Grant and Stock Issuance Programs with respect to all other persons eligible to participate in those programs may, at the Board's discretion, be vested in the Primary Committee or a Secondary Committee, or the Board may retain the power to administer those programs with respect to all such persons. However, any discretionary option grants or stock issuances for members of the Primary Committee must be authorized by a disinterested majority of the Board.

    B. Members of the Primary Committee or any Secondary Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may also at any time terminate the functions of any Secondary Committee and reassume all powers and authority previously delegated to such committee.

    C. Each Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Option Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of those programs and any outstanding options or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Discretionary Option Grant and Stock Issuance Programs under its jurisdiction or any stock option or stock issuance thereunder.

    D. The Primary Committee shall have the sole and exclusive authority to determine which Section 16 Insiders and other highly compensated Employees shall be eligible for participation in the Salary Investment Option Grant Program for one or more calendar years. However, all option grants under the Salary Investment Option Grant Program shall be made in accordance with the express terms of that program, and the Primary Committee shall not exercise any discretionary functions with respect to the option grants made under that program.

    E. Service on the Primary Committee or the Secondary Committee shall constitute service as a Board member, and members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Primary Committee or the Secondary Committee shall be liable for any act or omission made in good faith with respect to the Plan or any option grants or stock issuances under the Plan.

    F. Administration of the Automatic Option Grant and Director Fee Option Grant Programs shall be self-executing in accordance with the terms of those programs, and no Plan Administrator shall exercise any discretionary functions with respect to any option grants or stock issuances made under those programs.

    IV. ELIGIBILITY

    A. The persons eligible to participate in the Discretionary Option Grant and Stock Issuance Programs are as follows:

      (i) employees,

      (ii) non-employee members of the Board or the board of directors of any Parent or Subsidiary, and

      (iii) consultants and other independent advisors who provide services to the Corporation (or any Parent or Subsidiary).

    B. Only Employees who are Section 16 Insiders or other highly compensated individuals shall be eligible to participate in the Salary Investment Option Grant Program.

    C. Each Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full authority to determine, (i) with respect to the option grants under the Discretionary Option Grant Program, which eligible persons are to receive such grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times when each option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding and (ii) with respect to stock issuances under the Stock Issuance Program, which eligible persons are to receive such issuances, the time or times when the issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares and the consideration for such shares.

    D. The Plan Administrator shall have the absolute discretion either to grant options in accordance with the Discretionary Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program.

    E. The individuals who shall be eligible to participate in the Automatic Option Grant Program shall be limited to (i) those individuals who first become non-employee Board members on or after the Underwriting Date, whether through appointment by the Board or election by the Corporation's stockholders, and
(ii) those individuals who continue to serve as non-employee Board members at one or more Annual Stockholders Meetings held after the Underwriting Date. A non-employee Board member who has previously been in the employ of the Corporation (or any Parent or Subsidiary) shall not be eligible to receive an option grant under the Automatic Option Grant Program at the time he or she first becomes a non-employee Board member, but shall be eligible to receive periodic option grants under the Automatic Option Grant Program while he or she continues to serve as a non-employee Board member.

    F. All non-employee Board members shall be eligible to participate in the Director Fee Option Grant Program.

    V. STOCK SUBJECT TO THE PLAN

    A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The number of shares of Common Stock initially reserved for issuance over the term of the Plan shall not exceed Twenty One Million Nine Hundred Eighty Three Thousand and One Hundred (21,983,100) shares. Such reserve shall consist of (i) the number of shares which remained available for issuance, as of the Plan Effective Date, under the Predecessor Plan as last approved by the Corporation's stockholders, including the shares subject to outstanding options under that Predecessor Plan, (ii) plus an additional increase of approximately Seven Million One Hundred Thirty Thousand (7,130,000) shares approved by the Corporation's stockholders prior to the Underwriting Date, plus (iii) an additional increase of Two Million Five Hundred Eighty Three Thousand and One Hundred (2,583,100) shares on January 3, 2000 pursuant to the automatic share increase provisions of Section V.B of this Article One, plus (iv) an additional increase of Ten Million (10,000,000) shares authorized
by the Board in      2000, subject to stockholder approval at the Special
Stockholders Meeting to be held on April  , 2000.

    B. The number of shares of Common Stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2000, by an amount equal to four and one-fourth percent (4.25%) of the total number of shares of Common Stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed Six Million (6,000,000) shares./1/

--------
     /1/ The increase in the limitation on the annual increase from Four Million (4,000,000) to Six Million (6,000,000) shares is subject to stockholder approval at the Special Meeting to be held on April , 2000.

    C. No one person participating in the Plan may receive stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 2,000,000 shares of Common Stock in the aggregate per calendar year.

    D. Shares of Common Stock subject to outstanding options (including options incorporated into this Plan from the Predecessor Plan) shall be available for subsequent issuance under the Plan to the extent (i) those options expire or terminate for any reason prior to exercise in full or (ii) the options are cancelled in accordance with the cancellation-regrant provisions of Article Two. Unvested shares issued under the Plan and subsequently cancelled or repurchased by the Corporation at the original issue price paid per share, pursuant to the Corporation's repurchase rights under the Plan shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances under the Plan. However, should the exercise price of an option under the Plan be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an option or the vesting of a stock issuance under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced by the gross number of shares for which the option is exercised or which vest under the stock issuance, and not by the net number of shares of Common Stock issued to the holder of such option or stock issuance. Shares of Common Stock underlying one or more stock appreciation rights exercised under Section IV of Article Two, Section III of Article Three, Section II of Article Five or Section III of Article Six of the Plan shall not be available for subsequent issuance under the Plan.

    E. If any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made by the Plan Administrator to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the Plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the Automatic Option Grant Program to new and continuing non-employee Board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option under the Plan, (v) the number and/or class of securities and exercise price per share in effect under each outstanding option incorporated into this Plan from the Predecessor Plan and (vi) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year pursuant to the provisions of Section V.B of this Article One. Such adjustments to the outstanding options are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such options. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.

                                  ARTICLE TWO

                       DISCRETIONARY OPTION GRANT PROGRAM

    I. OPTION TERMS

    Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

    A. Exercise Price.

    1. The exercise price per share shall be fixed by the Plan Administrator and may be set at a price per share less than, equal to or greater than the Fair Market Value per share of Common Stock on the option grant date.

    2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of Section I of Article Seven and the documents evidencing the option, be payable in one or more of the forms specified below:

      (i) cash or check made payable to the Corporation,

      (ii) shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, or

      (iii) to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

    Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

    B. Exercise and Term of Options. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of ten (10) years measured from the option grant date.

    C. Effect of Termination of Service.

    1. The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

      (i) Any option outstanding at the time of the Optionee's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, but no such option shall be exercisable after the expiration of the option term.

      (ii) Any option held by the Optionee at the time of death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the

  Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or by the Optionee's designated beneficiary or beneficiaries of that option.

      (iii) Should the Optionee's Service be terminated for Misconduct or should the Optionee otherwise engage in Misconduct while holding one or more outstanding options under this Article Two, then all those options shall terminate immediately and cease to be outstanding.

      (iv) During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

    2. The Plan Administrator shall have complete discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

      (i) extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service from the limited exercise period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the expiration of the option term, and/or

      (ii) permit the option to be exercised, during the applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested had the Optionee continued in Service.

    D. Stockholder Rights. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become a holder of record of the purchased shares.

    E. Repurchase Rights. The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while holding such unvested shares, the Corporation shall have the right to repurchase, at the exercise price paid per share, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

    F. Limited Transferability of Options. During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or the laws of inheritance following the Optionee's death. However, a Non-Statutory Option may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's family or to a trust established exclusively for one or more such family members or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. Notwithstanding the foregoing, the Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Two, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

    II. INCENTIVE OPTIONS

    The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Seven shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options when issued under the Plan shall not be subject to the terms of this Section II.

    A. Eligibility. Incentive Options may only be granted to Employees.

    B. Exercise Price. The exercise price per share for each Incentive Option shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the grant date of that Incentive Option.

    C. Dollar Limitation. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

    D. 10% Stockholder. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed five (5) years measured from the option grant date.

    III. CORPORATE TRANSACTION/CHANGE IN CONTROL

    A. In the event of any Corporate Transaction, each outstanding option shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock. However, an outstanding option shall not become exercisable on such an accelerated basis if and to the extent: (i) such option is, in connection with the Corporate Transaction, to be assumed by the successor corporation (or parent thereof) or
(ii) such option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing at the time of the Corporate Transaction on any shares for which the option is not otherwise at that time exercisable and provides for subsequent payout in accordance with the same exercise/vesting schedule applicable to those option shares or (iii) the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of the option grant.

    B. All outstanding repurchase rights shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent:
(i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction or (ii) such accelerated vesting is precluded by other limitations imposed by the Plan Administrator at the time the repurchase right is issued.

    C. Immediately following the consummation of the Corporate Transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

    D. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments to reflect such Corporate Transaction shall also be made to (i) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same,
(ii) the maximum number and/or class of securities available for issuance over the remaining term of the Plan and (iii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the Plan per calendar year and (iv) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the assumption of the outstanding options under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction.

    E. The Plan Administrator shall have the discretionary authority to structure one or more outstanding options under the Discretionary Option Grant Program so that those options shall, immediately prior to the effective date of such Corporate Transaction, become exercisable for all the shares of Common Stock at the time subject to those options and may be exercised for any or all of those shares as fully vested shares of Common Stock, whether or not those options are to be assumed in the Corporate Transaction. In addition, the Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Discretionary Option Grant Program so that those rights shall not be assignable in connection with such Corporate Transaction and shall accordingly terminate upon the consummation of such Corporate Transaction, and the shares subject to those terminated rights shall thereupon vest in full.

    F. The Plan Administrator shall have full power and authority to structure one or more outstanding options under the Discretionary Option Grant Program so that those options shall become exercisable for all the shares of Common Stock at the time subject to those options in the event the Optionee's Service is subsequently terminated by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Corporate Transaction in which those options are assumed and do not otherwise accelerate. In addition, the Plan Administrator may structure one or more of the Corporation's repurchase rights so that those rights shall immediately terminate with respect to any shares held by the Optionee at the time of his or her Involuntary Termination, and the shares subject to those terminated repurchase rights shall accordingly vest in full at that time.

    G. The Plan Administrator shall have the discretionary authority to structure one or more outstanding options under the Discretionary Option Grant Program so that those options shall, immediately prior to the effective date of a Change in Control, become exercisable for all the shares of Common Stock at the time subject to those options and may be exercised for any or all of those shares as fully vested shares of Common Stock. In addition, the Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the

Discretionary Option Grant Program so that those rights shall terminate automatically upon the consummation of such Change in Control, and the shares subject to those terminated rights shall thereupon vest in full. Alternatively, the Plan Administrator may condition the automatic acceleration of one or more outstanding options under the Discretionary Option Grant Program and the termination of one or more of the Corporation's outstanding repurchase rights under such program upon the subsequent termination of the Optionee's Service by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of such Change in Control.

    H. The portion of any Incentive Option accelerated in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Nonstatutory Option under the Federal tax laws.

    I. The outstanding options shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

    IV. CANCELLATION AND REGRANT OF OPTIONS

    The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Discretionary Option Grant Program (including outstanding options incorporated from the Predecessor
Plan) and to grant in substitution new options covering the same or a different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date.

    V. STOCK APPRECIATION RIGHTS

    A. The Plan Administrator shall have full power and authority to grant to selected Optionees tandem stock appreciation rights and/or limited stock appreciation rights.

    B. The following terms shall govern the grant and exercise of tandem stock appreciation rights:

      (i) One or more Optionees may be granted the right, exercisable upon such terms as the Plan Administrator may establish, to elect between the exercise of the underlying option for shares of Common Stock and the surrender of that option in exchange for a distribution from the Corporation in an amount equal to the excess of (a) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (b) the aggregate exercise price payable for such shares.

      (ii) No such option surrender shall be effective unless it is approved by the Plan Administrator, either at the time of the actual option surrender or at any earlier time. If the surrender is so approved, then the distribution to which the Optionee shall be entitled may be made in shares of Common Stock valued at Fair Market Value on the option surrender date, in cash, or partly in shares and partly in cash, as the Plan Administrator shall in its sole discretion deem appropriate.

      (iii) If the surrender of an option is not approved by the Plan Administrator, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the later of (a) five (5) business days after the receipt of the rejection notice or

  (b) the last day on which the option is otherwise exercisable in accordance with the terms of the documents evidencing such option, but in no event may such rights be exercised more than ten (10) years after the option grant date.

    C. The following terms shall govern the grant and exercise of limited stock appreciation rights:

      (i) One or more Section 16 Insiders may be granted limited stock appreciation rights with respect to their outstanding options.

      (ii) Upon the occurrence of a Hostile Take-Over, each individual holding one or more options with such a limited stock appreciation right shall have the unconditional right (exercisable for a thirty (30)-day period following such Hostile Take-Over) to surrender each such option to the Corporation. In return for the surrendered option, the Optionee shall receive a cash distribution from the Corporation in an amount equal to the excess of (A) the Take-Over Price of the shares of Common Stock at the time subject to such option (whether or not the Optionee is otherwise vested in those shares) over (B) the aggregate exercise price payable for those shares. Such cash distribution shall be paid within five (5) days following the option surrender date.

      (iii) At the time such limited stock appreciation right is granted, the Plan Administrator shall pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash distribution.

                                 ARTICLE THREE

                    SALARY INVESTMENT OPTION GRANT PROGRAM

    I. OPTION GRANTS

    The Primary Committee shall have the sole and exclusive authority to determine the calendar year or years (if any) for which the Salary Investment Option Grant Program is to be in effect and to select the Section 16 Insiders and other highly compensated Employees eligible to participate in the Salary Investment Option Grant Program for such calendar year or years. Each selected individual who elects to participate in the Salary Investment Option Grant Program must, prior to the start of each calendar year of participation, file with the Plan Administrator (or its designate) an irrevocable authorization directing the Corporation to reduce his or her base salary for that calendar year by an amount not less than Ten Thousand Dollars ($10,000.00) nor more than Fifty Thousand Dollars ($50,000.00). Each individual who files such a timely authorization shall automatically be granted an option under the Salary Investment Grant Program on the first trading day in January of the calendar year for which the salary reduction is to be in effect.

    II. OPTION TERMS

    Each option shall be a Non-Statutory Option evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below.

    A. Exercise Price.

    1. The exercise price per share shall be thirty-three and one-third percent (33 1/3%) of the Fair Market Value per share of Common Stock on the option grant date.

    2. The exercise price shall become immediately due upon exercise of the option and shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant

Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

    B. Number of Option Shares. The number of shares of Common Stock subject to the option shall be determined pursuant to the following formula (rounded down to the nearest whole number):

      X=A / (B x 66 2/3%), where

      X is the number of option shares,

      A is the dollar amount of the reduction in the Optionee's base salary for the calendar year to be in effect pursuant to this program, and

      B is the Fair Market Value per share of Common Stock on the option grant date.

    C. Exercise and Term of Options. The option shall become exercisable in a series of twelve (12) successive equal monthly installments upon the Optionee's completion of each calendar month of Service in the calendar year for which the salary reduction is in effect. Each option shall have a maximum term of ten
(10) years measured from the option grant date.

    D. Effect of Termination of Service. Should the Optionee cease Service for any reason while holding one or more options under this Article Three, then each such option shall remain exercisable, for any or all of the shares for which the option is exercisable at the time of such cessation of Service, until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three (3)-year period measured from the date of such cessation of Service. Should the Optionee die while holding one or more options under this Article Three, then each such option may be exercised, for any or all of the shares for which the option is exercisable at the time of the Optionee's cessation of Service (less any shares subsequently purchased by Optionee prior to death), by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or by the designated beneficiary or beneficiaries of the option. Such right of exercise shall lapse, and the option shall terminate, upon the earlier of (i) the expiration of the ten (10)-year option term or (ii) the three (3)-year period measured from the date of the Optionee's cessation of Service. However, the option shall, immediately upon the Optionee's cessation of Service for any reason, terminate and cease to remain outstanding with respect to any and all shares of Common Stock for which the option is not otherwise at that time exercisable.

    III. CORPORATE TRANSACTION/ CHANGE IN CONTROL/ HOSTILE TAKE-OVER

    A. In the event of any Corporate Transaction while the Optionee remains in Service, each outstanding option held by such Optionee under this Salary Investment Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. Each such outstanding option shall terminate immediately following the Corporate Transaction, except to the extent assumed by the successor corporation (or parent thereof) in such Corporate Transaction. Any option so assumed and shall remain exercisable for the fully-vested shares until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Service.

    B. In the event of a Change in Control while the Optionee remains in Service, each outstanding option held by such Optionee under this Salary Investment Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common

Stock. The option shall remain so exercisable until the earliest to occur of
(i) the expiration of the ten (10)-year option term, (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Service, (iii) the termination of the option in connection with a Corporate Transaction or (iv) the surrender of the option in connection with a Hostile Take-Over.

    C. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each outstanding option granted him or her under the Salary Investment Option Grant Program. The Optionee shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to the surrendered option (whether or not the option is otherwise at the time exercisable for those shares) over (ii) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the surrender of the option to the Corporation. The Primary Committee shall, at the time the option with such limited stock appreciation right is granted under the Salary Investment Option Grant Program, pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Primary Committee or the Board shall be required at the time of the actual option surrender and cash distribution.

    D. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the assumption of the outstanding options under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction.

    E. The grant of options under the Salary Investment Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

    IV. REMAINING TERMS

    The remaining terms of each option granted under the Salary Investment Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                  ARTICLE FOUR

                             STOCK ISSUANCE PROGRAM

    I. STOCK ISSUANCE TERMS

    Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals.

    A. Purchase Price.

    1. The purchase price per share shall be fixed by the Plan Administrator and may be less than, equal to or greater than the Fair Market Value per share of Common Stock on the issuance date.

    2. Subject to the provisions of Section I of Article Seven, shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

      (i) cash or check made payable to the Corporation, or

      (ii) past services rendered to the Corporation (or any Parent or Subsidiary).

    B. Vesting Provisions.

    1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon attainment of specified performance objectives. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program shall be determined by the Plan Administrator and incorporated into the Stock Issuance Agreement. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals.

    2. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

    3. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares.

    4. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Corporation for cancellation, and the

Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money indebtedness), the Corporation shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase-money note of the Participant attributable to the surrendered shares.

    5. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the Participant's Service or the non-attainment of the performance objectives applicable to those shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

    6. Outstanding share right awards under the Stock Issuance Program shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those awards, if the performance goals established for such awards are not attained. The Plan Administrator, however, shall have the discretionary authority to issue shares of Common Stock under one or more outstanding share right awards as to which the designated performance goals have not been attained.

    II. CORPORATE TRANSACTION/CHANGE IN CONTROL

    A. All of the Corporation's outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent (i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction or (ii) such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Agreement.

    B. The Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Stock Issuance Program so that those rights shall automatically terminate in whole or in part, and the shares of Common Stock subject to those terminated rights shall immediately vest, in the event the Participant's Service should subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Corporate Transaction in which those repurchase rights are assigned to the successor corporation (or parent thereof).

    C. The Plan Administrator shall also have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Stock Issuance Program so that those rights shall automatically terminate in whole or in part, and the shares of Common Stock subject to those terminated rights shall immediately vest, in the event the Participant's Service should subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Change in Control.

    III. SHARE ESCROW/LEGENDS

    Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

                                  ARTICLE FIVE

                         AUTOMATIC OPTION GRANT PROGRAM

    I. OPTION TERMS

    A. Grant Dates. Option grants shall be made on the dates specified below:

    1. Each individual who is first elected or appointed as a non-employee Board member at any time on or after the Underwriting Date shall automatically be granted, on the date of such initial election or appointment, a Non-Statutory Option to purchase 40,000 shares of Common Stock, provided that individual has not previously been in the employ of the Corporation or any Parent or Subsidiary.

    2. On the date of each Annual Stockholders Meeting held after the Underwriting Date, each individual who is to continue to serve as an Eligible Director, whether or not that individual is standing for re-election to the Board at that particular Annual Meeting, shall automatically be granted a Non-Statutory Option to purchase 10,000 shares of Common Stock, provided such individual has served as a non-employee Board member for at least six (6) months. There shall be no limit on the number of such 10,000-share option grants any one Eligible Director may receive over his or her period of Board service, and non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) or who have otherwise received one or more stock option grants from the Corporation prior to the Underwriting Date shall be eligible to receive one or more such annual option grants over their period of continued Board service.

    B. Exercise Price.

    1. The exercise price per share shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

    2. The exercise price shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

    C. Option Term. Each option shall have a term of ten (10) years measured from the option grant date.

    D. Exercise and Vesting of Options. Each option shall be immediately exercisable for any or all of the option shares. However, any unvested shares purchased under the option shall be subject to repurchase by the Corporation, at the exercise price paid per share, upon the Optionee's cessation of Board service prior to vesting in those shares. The shares subject to each initial 40,000 share grant shall vest, and the Corporation's repurchase right shall lapse, in a series of eight (8) successive equal semi-annual installments upon the Optionee's completion of each six (6)-month period of service as a Board member over the forty eight (48)-month period measured from the option grant date. The shares subject to each annual 10,000-share option grant shall be fully vested as of the grant date.

    E. Limited Transferability of Options. Each option under this Article Five may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's family or to a trust established exclusively for one or more such family members or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Five, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

    F. Termination of Board Service. The following provisions shall govern the exercise of any options held by the Optionee at the time the Optionee ceases to serve as a Board member:

      (i) The Optionee (or, in the event of Optionee's death, the personal representative of the Optionee's estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or the designated beneficiary or beneficiaries of such option) shall have a twelve (12)-month period following the date of such cessation of Board service in which to exercise each such option.

      (ii) During the twelve (12)-month exercise period, the option may not be exercised in the aggregate for more than the number of vested shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board service.

      (iii) Should the Optionee cease to serve as a Board member by reason of death or Permanent Disability, then all shares at the time subject to the option shall immediately vest so that such option may, during the twelve (12)-month exercise period following such cessation of Board service, be exercised for all or any portion of those shares as fully-vested shares of Common Stock.

      (iv) In no event shall the option remain exercisable after the expiration of the option term. Upon the expiration of the twelve (12)- month exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Board service for any reason other than death or Permanent Disability, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.


    II. CORPORATE TRANSACTION/ CHANGE IN CONTROL/ HOSTILE TAKE-OVER

    A. In the event of a Corporate Transaction while the Optionee remains a Board member, the shares of Common Stock at the time subject to each outstanding option held by such Optionee under this Automatic Option Grant Program but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all the option shares as fully-vested shares of Common Stock and may be exercised for any or all of those vested shares. Immediately following the consummation of the Corporate Transaction, each automatic option grant shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

    B. In the event of a Change in Control while the Optionee remains a Board member, the shares of Common Stock at the time subject to each outstanding option held by such Optionee under this Automatic Option Grant Program but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the option shares as fully-vested shares of Common Stock and may be exercised for any or all of those vested shares. Each such option shall remain exercisable for such fully-vested option shares until the expiration or sooner termination of the option term or the surrender of the option in connection with a Hostile Take-Over.

    C. All outstanding repurchase rights shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction or Change in Control.

    D. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each of his or her outstanding automatic option grants. The Optionee shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the Optionee is otherwise at the time vested in those shares) over (ii) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the surrender of the option to the Corporation. No approval or consent of the Board or any Plan Administrator shall be required at the time of the actual option surrender and cash distribution.

    E. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the assumption of the outstanding options under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction.

    F. The grant of options under the Automatic Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

    III. REMAINING TERMS

    The remaining terms of each option granted under the Automatic Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                  ARTICLE SIX

                       DIRECTOR FEE OPTION GRANT PROGRAM

    I. OPTION GRANTS

    The Primary Committee shall have the sole and exclusive authority to determine the calendar year or years for which the Director Fee Option Grant Program is to be in effect. For each such calendar year the program is in effect, each non-employee Board member may irrevocably elect to apply all or any portion of the annual retainer fee otherwise payable in cash for his or her service on the Board for that year to the acquisition of a special option grant under this Director Fee Option Grant Program. Such election must be filed with the Corporation's Chief Financial Officer prior to the first day of the calendar year for which the annual retainer fee which is the subject of that election is otherwise payable. Each non-employee Board member who files such a timely election shall automatically be granted an option under this Director Fee Option Grant Program on the first trading day in January in the calendar year for which the annual retainer fee which is the subject of that election would otherwise be payable in cash.

    II. OPTION TERMS

    Each option shall be a Non-Statutory Option governed by the terms and conditions specified below.

    A. Exercise Price.

    1. The exercise price per share shall be thirty-three and one-third percent (33 1/3%) of the Fair Market Value per share of Common Stock on the option grant date.

    2. The exercise price shall become immediately due upon exercise of the option and shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

    B. Number of Option Shares. The number of shares of Common Stock subject to the option shall be determined pursuant to the following formula (rounded down to the nearest whole number):

      X=A / (B X 66 2/3%), where

      X is the number of option shares,

      A is the portion of the annual retainer fee subject to the non-employee Board member's election, and

      B is the Fair Market Value per share of Common Stock on the option grant date.

    C. Exercise and Term of Options. The option shall become exercisable in a series of twelve (12) equal monthly installments upon the Optionee's completion of each calendar month of Board service during the calendar year for which the retainer fee election is in effect. Each option shall have a maximum term of ten (10) years measured from the option grant date.

    D. Limited Transferability of Options. Each option under this Article Six may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's family or to a trust established exclusively for one or more such family members or to Optionee's former spouse, to the extent such assignment is in connection with Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Six, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

    E. Termination of Board Service. Should the Optionee cease Board service for any reason (other than death or Permanent Disability) while holding one or more options under this Director Fee Option Grant Program, then each such option shall remain exercisable, for any or all of the shares for which the option is exercisable at the time of such cessation of Board service, until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three (3)-year period measured from the date of such cessation of Board service. However, each option held by the Optionee under this Director Fee Option Grant Program at the time of his or her cessation of Board service shall immediately terminate and cease to remain outstanding with respect to any and all shares of Common Stock for which the option is not otherwise at that time exercisable.

    F. Death or Permanent Disability. Should the Optionee's service as a Board member cease by reason of death or Permanent Disability, then each option held by such Optionee under this Director Fee Option Grant Program shall immediately become exercisable for all the shares of Common Stock at the time subject to that option, and the option may be exercised for any or all of those shares as fully-vested shares until the earlier of (i) the expiration of the ten (10)- year option term or (ii) the expiration of the three (3)-year period measured from the date of such cessation of Board service. In the event of the Optionee's death while holding such option, the option may be exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or by the designated beneficiary or beneficiaries of such option.

    Should the Optionee die after cessation of Board service but while holding one or more options under this Director Fee Option Grant Program, then each such option may be exercised, for any or all of the shares for which the option is exercisable at the time of the Optionee's cessation of Board service (less any shares subsequently purchased by Optionee prior to death), by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or by the designated beneficiary or beneficiaries of such option. Such right of exercise shall lapse, and the option shall terminate, upon the earlier of (i) the expiration of the ten (10)-year option term or (ii) the three (3)-year period measured from the date of the Optionee's cessation of Board service.

    III. CORPORATE TRANSACTION/CHANGE IN CONTROL/HOSTILE TAKE-OVER

    A. In the event of any Corporate Transaction while the Optionee remains a Board member, each outstanding option held by such Optionee under this Director Fee Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. Each such outstanding option shall terminate immediately following the Corporate Transaction, except to the extent assumed by the successor corporation (or parent thereof) in such Corporate Transaction. Any option so assumed and shall remain exercisable for the fully-vested shares until the earlier of (i) the expiration of the ten (10)-year option term or (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Board service.

    B. In the event of a Change in Control while the Optionee remains a Board member, each outstanding option held by such Optionee under this Director Fee Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. The option shall remain so exercisable until the earliest to occur of (i) the expiration of the ten (10)-year option term, (ii) the expiration of the three (3)-year period measured from the date of the Optionee's cessation of Board service, (iii) the termination of the option in connection with a Corporate Transaction or (iv) the surrender of the option in connection with a Hostile Take-Over.

    C. Upon the occurrence of a Hostile Take-Over, the Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each outstanding option granted him or her under the Director Fee Option Grant Program. The Optionee shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the option is otherwise at the time exercisable for those shares) over (ii) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the surrender of the option to the Corporation. No approval or consent of the Board or any Plan Administrator shall be required at the time of the actual option surrender and cash distribution.

    D. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the assumption of the outstanding options under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction.

    E. The grant of options under the Director Fee Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

    IV. REMAINING TERMS

    The remaining terms of each option granted under this Director Fee Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                 ARTICLE SEVEN

                                 MISCELLANEOUS

    I. FINANCING

    The Plan Administrator may permit any Optionee or Participant to pay the option exercise price under the Discretionary Option Grant Program or the purchase price of shares issued under the Stock Issuance Program by delivering a full-recourse, interest bearing promissory note payable in one or more installments. The terms of any such promissory note (including the interest rate and the terms of repayment) shall be established by the Plan Administrator in its sole discretion. In no event may the maximum credit available to the Optionee or Participant exceed the sum of (i) the aggregate option exercise price or purchase price payable for the purchased shares (less the par value of such shares) plus (ii) any Federal, state and local income and employment tax liability incurred by the Optionee or the Participant in connection with the option exercise or share purchase.

    II. TAX WITHHOLDING

    A. The Corporation's obligation to deliver shares of Common Stock upon the exercise of options or the issuance or vesting of such shares under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

    B. The Plan Administrator may, in its discretion, provide any or all holders of Non-Statutory Options or unvested shares of Common Stock under the Plan (other than the options granted or the shares issued under the Automatic Option Grant or Director Fee Option Grant Program) with the right to use shares of Common Stock in satisfaction of all or part of the Withholding Taxes to which such holders may become subject in connection with the exercise of their options or the vesting of their shares. Such right may be provided to any such holder in either or both of the following formats:

      Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such Non-Statutory Option or the vesting of such shares, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the holder.

      Stock Delivery: The election to deliver to the Corporation, at the time the Non-Statutory Option is exercised or the shares vest, one or more shares of Common Stock previously acquired by such holder (other than in connection with the option exercise or share vesting triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the holder.

    III. EFFECTIVE DATE AND TERM OF THE PLAN

    A. The Plan shall become effective immediately on the Plan Effective Date. However, the Salary Investment Option Grant Program and the Director Fee Option Grant Program shall not be implemented until such time as the Primary Committee may deem appropriate. Options may be granted under the Discretionary Option Grant at any time on or after the Plan Effective Date, and the initial option grants under the Automatic Option Grant Program shall also be made on the Plan Effective Date to any non-employee Board members eligible for such grants at that time. However, no options granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Plan is approved by the Corporation's stockholders. If such stockholder approval is not obtained within twelve (12) months after the Plan Effective Date, then all options previously granted under this Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan.

    B. The Plan shall serve as the successor to the Predecessor Plan, and no further option grants or direct stock issuances shall be made under the Predecessor Plan after the Plan Effective Date. All options outstanding under the Predecessor Plan on the Plan Effective Date shall be incorporated into the Plan at that time and shall be treated as outstanding options under the Plan. However, each outstanding option so incorporated shall continue to be governed solely by the terms of the documents evidencing such option, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such incorporated options with respect to their acquisition of shares of Common Stock.

    C. One or more provisions of the Plan, including (without limitation) the option/vesting acceleration provisions of Article Two relating to Corporate Transactions and Changes in Control, may, in the Plan Administrator's discretion, be extended to one or more options incorporated from the Predecessor Plan which do not otherwise contain such provisions.

    D. The Plan shall terminate upon the earliest to occur of (i) June 30, 2009, (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with a Corporate Transaction. Should the Plan terminate on June 30, 2009, then all option grants and unvested stock issuances outstanding at that time shall continue to have force and effect in accordance with the provisions of the documents evidencing such grants or issuances.

    IV. AMENDMENT OF THE PLAN

    A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect the rights and obligations with respect to stock options or unvested stock issuances at the time outstanding under the Plan unless the Optionee or the Participant consents to such amendment or modification. In addition, certain amendments may require stockholder approval pursuant to applicable laws or regulations.

    B. The Plan was amended and restated in      2000 (the "     2000
Restatement") to effect the following changes, subject to stockholder approval at the Special Stockholders Meeting to be held on April , 2000:

      (i) increase the maximum number of shares of Common Stock authorized for issuance under the Plan by an additional 10,000,000 shares so that the authorized share reserve was thereby increased from 11,983,100 shares to 21,983,100 shares of Common Stock;

      (ii) provide the Plan Administrator with the authority to make option grants and direct stock issuances under the Discretionary Option Grant and Stock Issuance Programs with an exercise or issue price less than the Fair Market Value of the shares on the date of the option grant or stock issuance; and

      (iii) increase the limitation on the number of shares by which the share reserve is to increase automatically each year pursuant to the provisions of Section V.B of Article One from 4,000,000 shares to 6,000,000 shares.

    No option grants or direct stock issuances shall be made on the basis of
the amendments authorized by the       2000 Restatement unless and until that
restatement is approved by the stockholders at the Special Stockholders
Meeting.

    C. Options to purchase shares of Common Stock may be granted under the Discretionary Option Grant and Salary Investment Option Grant Programs and shares of Common Stock may be issued under the Stock Issuance Program that are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued under those programs shall be held in escrow until there is obtained stockholder approval of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess issuances are made, then (i) any unexercised options granted on the basis of such excess shares shall terminate and cease to be outstanding and (ii) the Corporation shall promptly refund to the Optionees and the Participants the exercise or purchase price paid for any excess shares issued under the Plan and held in escrow, together with interest (at the applicable Short Term Federal
Rate) for the period the shares were held in escrow, and such shares shall thereupon be automatically cancelled and cease to be outstanding.

    V. USE OF PROCEEDS

    Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

    VI. REGULATORY APPROVALS

    A. The implementation of the Plan, the granting of any stock option under the Plan and the issuance of any shares of Common Stock (i) upon the exercise of any granted option or (ii) under the Stock Issuance Program shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the stock options granted under it and the shares of Common Stock issued pursuant to it.

    B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any stock exchange (or the Nasdaq National Market, if applicable) on which Common Stock is then listed for trading.

    VII. NO EMPLOYMENT/SERVICE RIGHTS

    Nothing in the Plan shall confer upon the Optionee or the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee or the Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

                                    APPENDIX

    The following definitions shall be in effect under the Plan:

    A. Automatic Option Grant Program shall mean the automatic option grant program in effect under Article Five of the Plan.

    B. Board shall mean the Corporation's Board of Directors.

    C. Change in Control shall mean a change in ownership or control of the Corporation effected through either of the following transactions:

      (i) the acquisition, directly or indirectly by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of

  Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders, or

      (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

    D. Code shall mean the Internal Revenue Code of 1986, as amended.

    E. Common Stock shall mean the Corporation's common stock.

    F. Corporate Transaction shall mean either of the following stockholder-approved transactions to which the Corporation is a party:

      (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

      (ii) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation.

    G. Corporation shall mean Kana Communications, Inc., a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Kana Communications, Inc. which shall by appropriate action adopt the Plan.

    H. Director Fee Option Grant Program shall mean the special stock option grant in effect for non-employee Board members under Article Six of the Plan.

    I. Discretionary Option Grant Program shall mean the discretionary option grant program in effect under Article Two of the Plan.

    J. Eligible Director shall mean a non-employee Board member eligible to participate in the Automatic Option Grant Program or the Director Fee Option Grant Program in accordance with the eligibility provisions of Articles One, Five and Six.

    K. Employee shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

    L. Exercise Date shall mean the date on which the Corporation shall have received written notice of the option exercise.

    M. Fair Market Value per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

      (i) If the Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the Nasdaq National Market. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

      (ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

      (iii) For purposes of any option grants made on the Underwriting Date, the Fair Market Value shall be deemed to be equal to the price per share at which the Common Stock is to be sold in the initial public offering pursuant to the Underwriting Agreement.

    N. Hostile Take-Over shall mean the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept.

    O. Incentive Option shall mean an option which satisfies the requirements of Code Section 422.

    P. Involuntary Termination shall mean the termination of the Service of any individual which occurs by reason of:

      (i) such individual's involuntary dismissal or discharge by the Corporation for reasons other than Misconduct, or

      (ii) such individual's voluntary resignation following (A) a change in his or her position with the Corporation which materially reduces his or her duties and responsibilities or the level of management to which he or she reports, (B) a reduction in his or her level of compensation (including base salary, fringe benefits and percentage target bonus under any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of such individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without the individual's consent.

    Q. Misconduct shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee, Participant or other person in the Service of the Corporation (or any Parent or Subsidiary).

    R. 1934 Act shall mean the Securities Exchange Act of 1934, as amended.

    S. Non-Statutory Option shall mean an option not intended to satisfy the requirements of Code Section 422.

    T. Optionee shall mean any person to whom an option is granted under the Discretionary Option Grant, Salary Investment Option Grant, Automatic Option Grant or Director Fee Option Grant Program.

    U. Parent shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    V. Participant shall mean any person who is issued shares of Common Stock under the Stock Issuance Program.

    W. Permanent Disability or Permanently Disabled shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more. However, solely for purposes of the Automatic Option Grant and Director Fee Option Grant Programs, Permanent Disability or Permanently Disabled shall mean the inability of the non-employee Board member to perform his or her usual duties as a Board member by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

    X. Plan shall mean the Corporation's 1999 Stock Incentive Plan, as set forth in this document.

    Y. Plan Administrator shall mean the particular entity, whether the Primary Committee, the Board or the Secondary Committee, which is authorized to administer the Discretionary Option Grant and Stock Issuance Programs with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under those programs with respect to the persons under its jurisdiction.

    Z. Plan Effective Date shall mean the date the Plan shall become effective and shall be coincident with the Underwriting Date.

    AA. Predecessor Plan shall mean the Corporation's 1997 Stock Option/Stock Issuance Plan in effect immediately prior to the Plan Effective Date hereunder.

    BB. Primary Committee shall mean the committee of two (2) or more non-employee Board members appointed by the Board to administer the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 Insiders and to administer the Salary Investment Option Grant Program solely with respect to the selection of the eligible individuals who may participate in such program.

    CC. Salary Investment Option Grant Program shall mean the salary investment option grant program in effect under Article Three of the Plan.

    DD. Secondary Committee shall mean a committee of one or more Board members appointed by the Board to administer the Discretionary Option Grant and Stock Issuance Programs with respect to eligible persons other than
Section 16 Insiders.

    EE. Section 16 Insider shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

    FF. Service shall mean the performance of services for the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance.

    GG. Stock Exchange shall mean either the American Stock Exchange or the New York Stock Exchange.

    HH. Stock Issuance Agreement shall mean the agreement entered into by the Corporation and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.

    II. Stock Issuance Program shall mean the stock issuance program in effect under Article Four of the Plan.

    JJ. Subsidiary shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    KK. Take-Over Price shall mean the greater of (i) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or (ii) the highest reported price per share of Common Stock paid by the tender offeror in effecting such Hostile Take-Over. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the clause (i) price per share.

    LL. 10% Stockholder shall mean the owner of stock (as determined under Code
Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

    MM. Underwriting Agreement shall mean the agreement between the Corporation and the underwriter or underwriters managing the initial public offering of the Common Stock.

    NN. Underwriting Date shall mean the date on which the Underwriting Agreement is executed and priced in connection with an initial public offering of the Common Stock.

    OO. Withholding Taxes shall mean the Federal, state and local income and employment withholding taxes to which the holder of Non-Statutory Options or unvested shares of Common Stock may become subject in connection with the exercise of those options or the vesting of those shares.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Kana has entered into an indemnification agreement (Exhibit 10.4) with each of its executive officers and directors containing provisions that may require it, among other things, to indemnify its executive officers and directors against liabilities that may arise by reason of their status or service as executive officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant also maintains director and officer liability insurance.

Item 21. Exhibits and Financial Statement Schedules

a) Exhibit Schedule


 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  2.1**  Agreement and Plan of Reorganization by and among Kana Communications,
         Inc., Pistol Acquisition Corp. and Silknet Software, Inc.
  3.1*   Certificate of Incorporation.
  3.2*   Amended and Restated Bylaws.
  4.1*   Fourth Amended and Restated Investors' Rights Agreement dated August
         13, 1999 by and among Kana Communications, Inc. and parties listed on
         Schedule A therein.
  4.2*** Form of amendment to Fourth Amended and Restated Investors' Rights
         Agreement.
  5.1*** Opinion of Brobeck, Phleger & Harrison LLP regarding the validity of the securities to be issued.
  8.1    Form of Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax aspects of the merger.
  8.2    Form of Opinion of Testa, Hurwitz & Thibeault, LLP regarding certain tax aspects of the merger.
 10.1*   Registrant's 1997 Stock Option/Stock Issuance Plan.
 10.2*   Registrant's 1999 Stock Incentive Plan.
 10.3*   Registrant's 1999 Employee Stock Purchase Plan.
 10.4*   Form of Registrant's Directors' and Officers' Indemnification
         Agreement.
 10.5*   Form of Registrant's License Agreement.
 10.6*   Letter of Credit, dated July 9, 1999, with Silicon Valley Bank and the
         Registrant.
 10.7*   Lease, dated May 1998, by and between Encina Properties and the
         Registrant.
 10.8*   Office/R&D Lease, dated June 18, 1999, by and between Chestnut Bay LLC and the Registrant.
 10.9*   Form of Registrant's Kana On-Line Service Agreement.
 10.10*  Form of Registrant's Restricted Stock Purchase Agreement.
 10.11*  QuickStart Loan and Security Agreement, dated November 6, 1998, with
         Silicon Valley Bank and Connectify, Inc.
 10.12   Lease, dated February 11, 2000, by and between Veterans Self-Storage,
         LLC and the Registrant.


                                   Part II-1

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  10.13  Amended and Restated 1999 Stock Incentive Plan of Kana Communications,
         Inc. (attached as Appendix A to the Joint Proxy Statement/Prospectus
         forming part of this registration statement).
  21.1   Subsidiaries of Kana Communications, Inc.
  23.1   Report on Schedule and Consent of KPMG LLP, Independent Auditors.
  23.2   Consent of PricewaterhouseCoopers LLP.
  23.3   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).

  23.4   Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 8.2).

  24.1   Power of Attorney (See page II-4).
  27.1   Financial Data Schedule.
  99.1   Consent of Goldman, Sachs & Co.
  99.2   Consent of Credit Suisse First Boston Corporation.

--------
 * Incorporated into this registration statement by reference to the exhibit of the same number to the registrant's registration statement on form S-1, File No. 333-82587, originally filed with the Commission on July 9, 1999, as subsequently amended.
** Previously filed as an exhibit to the form 13D filed with the Commission by the registrant on February 16, 2000, and incorporated into this registration statement by reference, and which is attached as Appendix I to the Joint Proxy Statement/Prospectus forming part of this registration statement.
*** To be filed by amendment.

b) Schedule II -- Valuation and Qualifying Accounts

                           KANA COMMUNICATIONS, INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                          Balance at Charged             Balance
                                          Beginning     to               at End
                                          of Period  Revenues Deductions of Year
                                          ---------- -------- ---------- -------
                                                      (in thousands)
Allowance for Doubtful Accounts:
  Year ended December 31, 1997...........   $ --      $ --       $ --     $ --
  Year ended December 31, 1998...........     --        110        --       110
  Year ended December 31, 1999...........     110       156        --       366

Item 22. Undertakings

    The undersigned registrant hereby undertakes:

      (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is

                                   Part II-2
  used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   Part II-3

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on this 14th day of March, 2000.

                                          Kana Communications, Inc.

                                                 /s/ Michael J. McCloskey
                                          By: _________________________________
                                                   Michael J. McCloskey
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. McCloskey, Mark S. Gainey and Joseph D. McCarthy, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

      /s/ Michael J. McCloskey       Chief Executive Officer and     March 14, 2000
____________________________________ Director (Principal
         Michael J. McCloskey        Executive Officer)

       /s/ Joseph D. McCarthy        Vice President, Finance and     March 14, 2000
____________________________________ Operations (Principal
          Joseph D. McCarthy         Financial and Accounting
                                     Officer)

         /s/ Mark S. Gainey          President and Chairman of       March 14, 2000
____________________________________ the Board of Directors
            Mark S. Gainey

        /s/ David M. Beirne          Director                        March 14, 2000
____________________________________
           David M. Beirne

        /s/ Robert W. Frick          Director                        March 14, 2000
____________________________________
           Robert W. Frick



                                   Part II-4

             Signature                           Title                    Date
             ---------                           -----                    ----

          /s/ Eric A. Hahn           Director                        March 14, 2000
____________________________________
             Eric A. Hahn

    /s/ Dr. Charles A. Holloway      Director                        March 14, 2000
____________________________________
       Dr. Charles A. Holloway

      /s/ Steven T. Jurvetson        Director                        March 14, 2000
____________________________________
         Steven T. Jurvetson

          /s/ Ariel Poler            Director                        March 14, 2000
____________________________________
             Ariel Poler

                                   Part II-5

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  2.1**  Agreement and Plan of Reorganization by and among Kana Communications,
         Inc., Pistol Acquisition Corp. and Silknet Software, Inc.
  3.1*   Certificate of Incorporation.
  3.2*   Amended and Restated Bylaws.
  4.1*   Fourth Amended and Restated Investors' Rights Agreement dated August
         13, 1999 by and among Kana Communications, Inc. and parties listed on
         Schedule A therein.
  4.2*** Form of amendment to Fourth Amended and Restated Investors' Rights
         Agreement.


  5.1*** Opinion of Brobeck, Phleger & Harrison LLP regarding the validity of the securities to be issued.
  8.1    Form of Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax aspects of the merger.
  8.2    Form of Opinion of Testa, Hurwitz & Thibeault, LLP regarding certain tax aspects of the merger.
 10.1*   Registrant's 1997 Stock Option/Stock Issuance Plan.
 10.2*   Registrant's 1999 Stock Incentive Plan.
 10.3*   Registrant's 1999 Employee Stock Purchase Plan.
 10.4*   Form of Registrant's Directors' and Officers' Indemnification
         Agreement.
 10.5*   Form of Registrant's License Agreement.
 10.6*   Letter of Credit, dated July 9, 1999, with Silicon Valley Bank and the
         Registrant.
 10.7*   Lease, dated May 1998, by and between Encina Properties and the
         Registrant.
 10.8*   Office/R&D Lease, dated June 18, 1999, by and between Chestnut Bay LLC and the Registrant.
 10.9*   Form of Registrant's Kana On-Line Service Agreement.
 10.10*  Form of Registrant's Restricted Stock Purchase Agreement.
 10.11*  QuickStart Loan and Security Agreement, dated November 6, 1998, with
         Silicon Valley Bank and Connectify, Inc.
 10.12   Lease, dated February 11, 2000, by and between Veterans Self-Storage,
         LLC and the Registrant.

 10.13   Amended and Restated 1999 Stock Incentive Plan of Kana Communications,
         Inc. (attached as Appendix X to the Joint Proxy Statement/Prospectus forming part of this registration statement).
 21.1    Subsidiaries of Kana Communications, Inc.
 23.1    Report on Schedule and Consent of KPMG LLP, Independent Auditors.
 23.2    Consent of PricewaterhouseCoopers LLP.
 23.3    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 23.4    Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 8.2).
 24.1    Power of Attorney (See Page II-4).
 27.1    Financial Data Schedule.
 99.1    Consent of Goldman, Sachs & Co.
 99.2    Consent of Credit Suisse First Boston Corporation.

--------
  * Incorporated into this registration statement by reference to the exhibit of the same number to the registrant's registration statement on form S-1, File No. 333-82587, originally filed with the Commission on July 9, 1999, as subsequently amended.
 ** Previously filed as an exhibit to the form 13D filed with the Commission by the registrant on February 16, 2000, and incorporated into this registration statement by reference, and which is attached as Appendix I to the Joint Proxy Statement/Prospectus forming part of this registration statement.
***  To be filed by amendment.

                                       2